

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

30th December 2005


SEC MAIL
RECEIVED
PROCESSING
JAN 09 2006
WASH. D.C.
213
SECTION

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Circular dated 16 December 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **New World TMT Limited**, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)


NEW
WORLD
TMT


新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$1.00 EACH IN NEW WORLD TMT LIMITED HELD BY THE SCHEME SHAREHOLDERS (AS DEFINED HEREIN)

Financial Adviser to New World Development Company Limited


Standard
Chartered


RECEIVED
JAN 09 2006
213
SECTION

Standard Chartered Bank (Hong Kong) Limited

Joint independent financial advisers to the Independent Board Committee (as defined herein) of New World TMT Limited


COMMERZBANK

Commerzbank AG Hong Kong Branch



ACCESS
CAPITAL

A letter from the board of directors of New World TMT Limited is set out on pages 10 to 21 of this document. An explanatory memorandum regarding the Proposal (as defined herein) is set out on pages 62 to 79 of this document. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) in relation to the Proposal is set out on page 22 of this document. A letter from the joint independent financial advisers, Commerzbank AG Hong Kong Branch and Access Capital Limited, containing their advice to the Independent Board Committee in relation to the Proposal is set out on pages 23 to 61 of this document.

The action to be taken by the Shareholders (as defined herein) is set out on pages 78 to 79 of this document.

Notices convening the Court Meeting (as defined herein) and the Extraordinary General Meeting (as defined herein) both to be held on Friday, 13 January 2006 are set out on pages 139 to 143 of this document. Whether or not you are able to attend the Meetings (as defined herein) in person, Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting, in accordance with the instructions respectively printed thereon, and to lodge them with the principal place of business of New World TMT Limited in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong, as soon as possible but in any event so as to reach them not later than 48 hours before the time appointed for holding of the relevant Meeting. In the case of the pink form of proxy, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.

This document is issued jointly by New World TMT Limited and New World Development Company Limited.

* *For identification purposes only*

16 December 2005

CONTENTS

"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be Monday, 20 February 2006 (Cayman Islands time)
"Excluded Parties"	parties acting in concert with NWD which as at the Latest Practicable Date included FCIL, Brighton Management, Dr. Sin Wai-Kin, David, Madam Sin Lau Po-Lan, Mr. Liang Chong-Hou, David and Standard Chartered, who together were the legal and/or beneficial owners of an aggregate of 4,363,522 Shares, representing approximately 0.46% of the issued share capital of NWTMT as at the Latest Practicable Date
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof
"Explanatory Memorandum"	the explanatory memorandum as set out on pages 62 to 79 of this document in compliance with the Rules of the Grand Court
"Extraordinary General Meeting"	the extraordinary general meeting of NWTMT to be held at Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Friday, 13 January 2006 at 11:00 a.m., notice of which is set out on pages 141 to 143 of this document, or any adjournment thereof
"FCIL"	Financial Concepts Investment Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of NWS
"Grand Court"	Grand Court of the Cayman Islands
"holder"	a registered holder of shares including a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent board committee comprising Dr. Lam Man-Kit, Dominic, The Honourable Shek Lai-Him, Abraham and Mr. Kong Chi-How, Johnson, all being independent non-executive directors of NWTMT, which has been established by the Board to make a recommendation to the Independent Shareholders in respect of the Proposal
"Independent Shareholders"	Shareholders other than the holders of the Shares legally and/or beneficially owned by the Controlling Party, the Excluded Parties and any other parties acting in concert with NWD (if any)
"Latest Practicable Date"	13 December 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Meetings"	the Court Meeting and the Extraordinary General Meeting and "Meeting" means the relevant one of them, as the case may be
"Mrs. Cheng"	Madam Ip Mei-Hing, Katherine, the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"NWD Group"	NWD and its subsidiaries
"NWD Shares"	shares of HK$1.00 each in the share capital of NWD
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange, and an indirect non wholly-owned subsidiary of NWD

"NWTMT"	New World TMT Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange, and an indirect non wholly-owned subsidiary of NWD
"NWTMT Group"	NWTMT and its subsidiaries
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of NWTMT by NWD by way of the Scheme
"Record Time"	5:00 p.m. Hong Kong time on Monday, 20 February 2006 for determining entitlements under the Scheme
"Register"	the register of members of NWTMT
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	the scheme of arrangement between NWTMT and the Scheme Shareholders under Section 86 of the Companies Law as set out on pages 132 to 138 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Grand Court involving the cancellation and extinguishment of all the Scheme Shares
"Scheme Share(s)"	the Shares in issue as at the Record Time other than those legally and/or beneficially owned by the Controlling Party
"Scheme Shareholder(s)"	holders of Scheme Shares
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	registered holders of Shares

"Shares"	shares of HK$1.00 each in the share capital of NWTMT
"Standard Chartered"	Standard Chartered Bank (Hong Kong) Limited, the financial adviser to NWD. Standard Chartered is registered as a registered institution with the SFC to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO and is a licensed bank under the Banking Ordinance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	has the meaning ascribed to such expression under the Listing Rules
"Takeovers Code"	The Code on Takeovers and Mergers
"trading day"	a day on which the Stock Exchange is open for trading in securities
"HK$" and "cent(s)"	Hong Kong dollar(s), the lawful currency of Hong Kong for the time being
"%"	per cent.

Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Monday, 9 January 2006
Register closed for determination of entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting *(Note 1)*	Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive)
Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*:	
Court Meeting	10:30 a.m. on Wednesday, 11 January 2006
Extraordinary General Meeting	11:00 a.m. on Wednesday, 11 January 2006
Suspension of dealings in the Shares	9:30 a.m. on Friday, 13 January 2006
Court Meeting *(Note 3)*	10:30 a.m. on Friday, 13 January 2006
Extraordinary General Meeting *(Note 3)*	11:00 a.m. on Friday, 13 January 2006 or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings published on the Stock Exchange website	7:00 p.m. on Friday, 13 January 2006
Announcement of the results of the Meetings in The Standard and Hong Kong Economic Times	Monday, 16 January 2006
Resumption of dealings in the Shares	9:30 a.m. on Monday, 16 January 2006
Hearing of NWTMT's application to the Grand Court to dispense with settling of a list of creditors *(Note 4)*	Friday, 20 January 2006
Last day for dealings in the Shares	Tuesday, 14 February 2006

Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme .... 4:00 p.m. on Friday, 17 February 2006

Book close date *(Note 5)* .... Monday, 20 February 2006

Record Time .... 5:00 p.m. on Monday, 20 February 2006

Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT *(Note 4)* .... Monday, 20 February 2006

Effective Date *(Notes 4 and 6)* .... Monday, 20 February 2006

Announcement of the Effective Date and withdrawal of the listing of the Shares on the Stock Exchange in The Standard and Hong Kong Economic Times .... Tuesday, 21 February 2006

Withdrawal of the listing of the Shares on the Stock Exchange *(Note 6)* .... 9:30 a.m. on Tuesday, 21 February 2006

Cheques for payment under the Scheme to be despatched on or before .... Thursday, 2 March 2006

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. The registers of members of NWTMT kept in the Cayman Islands and Hong Kong respectively will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting. This book close period is not for determining entitlements under the Scheme.

2. Forms of proxy should be lodged with the principal place of business of NWTMT in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong, as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for the Court Meeting will not preclude an Independent Shareholder from attending and voting in person at that Meeting. Completion and return of a form of proxy for the Extraordinary General Meeting will not preclude a Shareholder from attending and voting in person at that Meeting. In each such event, the returned form of proxy will be deemed to have been revoked. In the case of any beneficial owner of Shares ("Beneficial Owner") whose Shares are held upon trust by and registered in the name of a nominee, trustee, depository or any other authorised custodian or third party ("Registered Owner"), such Beneficial Owner should contact the Registered Owner and provide him/her/it with instructions or make arrangements with him/her/it in relation to the manner in which the Shares of the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. Such instructions and/or arrangements should be given or made in advance of the aforementioned latest time for the lodgement of forms of proxy in respect of the Court Meeting and the Extraordinary General Meeting in order to provide the Registered Owner with sufficient time to

Upon the Scheme becoming effective, NWTMT will become an indirect wholly-owned subsidiary of NWD. NWTMT will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the Effective Date.

NWD has no intention of discontinuing NWTMT's businesses upon the privatisation of NWTMT. **The Cancellation Price will not be increased, and NWD does not reserve the right to do so.**

NWD has appointed Standard Chartered as its financial adviser in connection with the Proposal.

As at the Latest Practicable Date, the Controlling Party was the legal and/or beneficial owner of 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT. Such Shares, by reason of the fact that the Controlling Party is an indirect wholly-owned subsidiary of NWD, will not form part of the Scheme Shares, and accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. The Controlling Party has also indicated that if the Scheme is approved at the Court Meeting, those Shares of which it is the legal and/or beneficial owner will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve and give effect to the reduction of the issued share capital of NWTMT.

In view of the interests of NWD in the Proposal and the direct or indirect relationships between the Excluded Parties and NWD as explained in the following paragraph, all of the 4,363,522 Shares of which the Excluded Parties are the legal and/or beneficial owners (representing approximately 0.46% of the issued share capital of NWTMT) will not be represented or voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with NWD under the Takeovers Code. These Shares do however form part of the Scheme Shares. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting to approve and give effect to the reduction of the issued share capital of NWTMT.

As at the Latest Practicable Date, FCIL, a wholly-owned subsidiary of NWS, which in turn was a non wholly-owned subsidiary of NWD, was the beneficial owner of 3,357,600 Shares, representing approximately 0.35% of the issued share capital of NWTMT; Brighton Management, which was wholly-owned by Mrs. Cheng, was the beneficial owner of 1,000,000 Shares, representing approximately 0.11% of the issued share capital of NWTMT; Dr. Sin Wai-Kin, David, an executive director of NWD, was the legal and/or beneficial owner of 5,594 Shares; Dr. Sin Wai-Kin, David was also deemed to be interested in the 53 Shares owned by his spouse, Madam Sin Lau Po-Lan; Mr. Liang Chong-Hou, David, an executive director of NWD, was the beneficial owner of 262 Shares; and Standard Chartered and other members of its group which were deemed to be acting in concert with NWD under the Takeovers Code were the beneficial

owners of 13 Shares. In the circumstances, the legal and/or beneficial owners of these Shares, who are "Excluded Parties", are presumed to be parties acting in concert with NWD under the Takeovers Code because of their direct or indirect relationship with NWD.

The Board comprises ten directors, three of whom are executive directors, four of whom are non-executive directors and the remaining three are independent non-executive directors. Dr. Cheng Kar-Shun, Henry, Mr. Wong Chi-Chiu, Albert and Dr. Wai Fung-Man, Norman are executive directors of NWTMT. Mr. Wilfried Ernst Kaffenberger is the chief executive officer of AIG Fund II, a substantial shareholder of NWTMT, and a non-executive director of NWS, an indirect non wholly-owned subsidiary of NWD, Mr. Fu Sze-Shing is a non-executive director of New World China Land Limited, a subsidiary of NWD, and an adviser to a number of investment businesses of NWTMT in the PRC, Mr. Lee Sean, Sammy is an employee of Media 8 Entertainment Limited, a wholly-owned subsidiary of International Entertainment Corporation of which Chow Tai Fook Enterprises Limited is a substantial shareholder, and the chairman of M8 Entertainment Inc., a subsidiary of International Entertainment Corporation and Mr. Lai Hing-Chiu, Dominic is a partner of a law firm which is a legal adviser to NWD and its controlling shareholder, all being non-executive directors of NWTMT, are not considered to be independent enough under the Takeovers Code to opine on the terms of the Proposal. As a result, the Independent Board Committee comprising Dr. Lam Man-Kit, Dominic, The Honourable Shek Lai-Him, Abraham and Mr. Kong Chi-How, Johnson, all being independent non-executive directors of NWTMT, has been established by the Board to make a recommendation to the Independent Shareholders in respect of the Proposal.

Commerzbank and Access Capital have been appointed by the Board as the joint independent financial advisers to advise the Independent Board Committee in connection with the Proposal and the Independent Board Committee has approved the appointment of the joint independent financial advisers.

of NWD. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price of HK$0.75 in cash for each Scheme Share held. **The Cancellation Price per Scheme Share will not be increased, and NWD does not reserve the right to do so.**

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which NWD may otherwise be, or claim to be, entitled against any Scheme Shareholders.

As at the Latest Practicable Date, there were no options, warrants or convertible securities in respect of the Shares held by NWD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by NWD or parties acting in concert with it. As at the Latest Practicable Date, the authorised share capital of NWTMT was HK$2,000,000,000 divided into 2,000,000,000 Shares and the issued share capital of NWTMT was HK$952,180,007 divided into 952,180,007 Shares. Apart from the Shares, NWTMT does not have any warrants, options, derivatives, convertible securities or other securities in issue.

On the bases of the Cancellation Price and of a total of 435,618,522 Scheme Shares and 516,561,485 Shares of which the Controlling Party was the legal and/or beneficial owner as at the Latest Practicable Date, the entire issued share capital of NWTMT is valued at approximately HK$714.1 million under the Proposal. The amount of cash required for the Proposal is approximately HK$326.7 million which will be payable by NWD. NWD intends to finance the cash required for the Proposal from bank borrowings. Standard Chartered, the financial adviser to NWD, is satisfied that sufficient financial resources are available to NWD for the implementation of the Proposal.

The Proposal will become effective and binding on NWTMT and all of the Scheme Shareholders, including the Excluded Parties and their nominees in whose names some of the Shares beneficially owned by them are registered, provided that the Conditions are fulfilled, or if applicable waived.

The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may allow) and the Scheme Shareholders will be notified accordingly by press announcements.

Assuming that the Scheme becomes effective on Monday, 20 February 2006, cheques for the Cancellation Price will be sent to the Scheme Shareholders whose names appear on the Register at the Record Time, such cheques are expected to be despatched to the Scheme Shareholders on or before Thursday, 2 March 2006 and in any event within ten days from the Effective Date.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

- a premium of approximately 78.6% over the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of the Announcement);

- a premium of approximately 76.1% over the average closing price of approximately HK$0.426 per Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 1 November 2005;

- a premium of approximately 70.1% over the average closing price of approximately HK$0.441 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including 1 November 2005;

- a premium of approximately 66.4% over the average closing price of approximately HK$0.451 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including 1 November 2005;

- a premium of approximately 51.0% over the average closing price of approximately HK$0.497 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including 1 November 2005; and

- a premium of approximately 4.2% over the closing price of HK$0.72 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Historical share price information on the Shares is set out in Section 2 of Appendix II to this document.

Net Assets

As at 30 June 2005, the audited consolidated net assets of the NWTMT Group amounted to approximately HK$712.0 million or approximately HK$0.75 per Share. The Cancellation Price represents the audited consolidated net asset value per Share of approximately HK$0.75 as at 30 June 2005.

in person or by proxy at the Extraordinary General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Extraordinary General Meeting. The Controlling Party has also indicated that if the Scheme is approved at the Court Meeting, those Shares held by it will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the reduction of the issued share capital of NWTMT. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting.

Whether or not you are able to attend the Meetings in person, the Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with the principal place of business of NWTMT in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 10:30 a.m. on Wednesday, 11 January 2006 but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:00 a.m. on Wednesday, 11 January 2006. The completion and return of a form of proxy for any of the Meetings will not preclude you from attending the relevant Meeting and voting in person if you so wish. In the event that you attend a Meeting after having lodged the form of proxy, your form of proxy for that Meeting will be deemed to have been revoked.

NWTMT will only recognise persons whose names are registered on the register of members of NWTMT as Shareholders. Any beneficial owner of Shares whose Shares are held upon trust by and registered in the name of a nominee, trustee or other person will not be recognised by NWTMT as a Shareholder. Any beneficial owner of Shares (the "Beneficial Owner") whose Shares are registered in the name of a nominee, trustee, depository or any other authorised custodian or third party (the "Registered Owner") should contact such Registered Owner to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Shares beneficially owned by the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. A Beneficial Owner who wishes to attend the Court Meeting and/or the Extraordinary General Meeting personally should contact the Registered Owner directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the Court Meeting and/or the Extraordinary General Meeting and for such purpose the Registered Owner may appoint the Beneficial Owner as its proxy. The appointment of a proxy by the Registered Owner at the relevant Court Meeting and/or the Extraordinary General Meeting shall be in accordance with all relevant provisions in the articles of association of NWTMT. In the case of the appointment of a proxy by the Registered Owner, the relevant forms of proxy shall be completed and signed by the Registered Owner and shall be lodged in the manner and before the latest time for lodging the relevant forms of proxy as more particularly set out in the paragraph above.

Any Beneficial Owner whose Shares are deposited in Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the "Investor Participant"), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant ("Other CCASS Participant") regarding voting instructions to be given to such persons if they wish to vote in respect of the Scheme of Arrangement. The procedure for voting in respect of the Scheme of Arrangement by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS" and the "CCASS Operational Procedures".

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the Register will be closed from Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9 January 2006. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Monday, 20 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT

Your attention is drawn to the sections headed "Share certificates, dealings and listing" and "Registration and payment" in the Explanatory Memorandum on pages 74 to 75 of this document.

The following is the text of a letter received from Commerzbank and Access Capital, the joint independent financial advisers to the Independent Board Committee in connection with the proposed privatisation of NWTMT.


COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX


ACCESS
CAPITAL

Suite 606, 6th Floor
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

16 December 2005

To the Independent Board Committee

Dear Sirs,

**PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED
BY NEW WORLD DEVELOPMENT COMPANY LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)
AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS
INVOLVING THE CANCELLATION OF
ALL THE ISSUED SHARES OF HK$1.00 EACH
IN NEW WORLD TMT LIMITED
HELD BY THE SCHEME SHAREHOLDERS**

INTRODUCTION

We refer to our appointment as the joint independent financial advisers to advise the Independent Board Committee in respect of the proposal for the proposed privatisation of NWTMT by NWD by way of the Scheme, the definitions of which, amongst other things, are set out in the circular dated 16 December 2005 (the "**Circular**") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter unless the context requires otherwise.

It was jointly announced by NWD and NWTMT on 2 November 2005 that on 1 November 2005, NWD requested the Board to put forward a proposal to the Scheme Shareholders regarding the Proposal of arrangement under Section 86 of the Companies Law involving the cancellation and extinguishment of all the Scheme Shares in consideration of the payment of the Cancellation Price of HK$0.75 in cash per Scheme Share.

Upon the Scheme becoming effective, NWTMT will become an indirect wholly-owned subsidiary of NWD. NWTMT will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the Effective Date.

Our role as the joint independent financial advisers to the Independent Board Committee is to give our advice (i) on the Proposal and the recommendation to the Independent Shareholders on the Proposal as to whether it is fair and reasonable so far as the Independent Shareholders are concerned; and (ii) as to the acceptance or voting on the Proposal.

In formulating our opinion, we have relied on the information and facts supplied to us by NWTMT. We have assumed that all information, opinion and representations given by NWTMT contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations of NWTMT that having made all due enquiries and careful decisions, and to the best of its knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by NWTMT, and for which they are wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the Proposal and to provide us with a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by NWTMT, nor have we conducted any independent in-depth investigation into the business and affairs of the NWTMT Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In assessing the Proposal and giving our independent financial advice to the Independent Board Committee, we have taken into account the following principal factors:

1. TERMS OF THE PROPOSAL

NWD and NWTMT jointly announced on 2 November 2005 to put forward the Proposal to the Scheme Shareholders. In summary, the Proposal involves the following terms:

(i) all Scheme Shares held by the Scheme Shareholders will be cancelled under Section 86 of the Companies Law in exchange for HK$0.75 in cash from NWD for every Scheme Share held;

(ii) the Cancellation Price will not be increased and NWD does not reserve the right to do so;

(iii) based on a total of 435,618,522 Scheme Shares at the Cancellation Price held by Independent Shareholders and Excluded Parties as at the Latest Practicable Date, the total consideration for the Cancellation of Scheme Shares was approximately HK$326.7 million;

(iv) as set out in the Circular, NWD has the intention to finance the consideration of the Proposal by bank borrowings; and

(v) the Scheme Shares to be cancelled (subject to, inter alia, approval of the Scheme at the Court Meeting and the passing of the special resolution to approve and give effect to the reduction of the issued share capital of NWTMT at the Extraordinary General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions declared, made or paid on such Scheme Shares after the date of cancellation of such Scheme Shares pursuant to the Scheme.

2. CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on NWTMT and all Shareholders, subject to fulfillment or waiver (as applicable) of the following conditions:

(i) the approval of the Scheme (by way of poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved (by way of poll) by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(ii) the passing of a special resolution to approve and give effect to the reduction of the share capital of NWTMT by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of NWTMT;

(iii) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of NWTMT, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(iv) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of NWTMT;

(v) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(vi) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(vii) all necessary consents which may be required under any existing contractual obligations of NWTMT being obtained; and

(viii) if required, the obtaining by NWD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

NWD reserves the right to waive conditions (v), (vi), (vii) and (viii) either in whole or in part in respect of any particular matter. Conditions (i) to (iv) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

3. RATIONALE OF THE PROPOSAL

As set out in the Circular, we set out below the reasons and benefits of the Proposal to the Scheme Shareholders given by NWD:

3.1 Low trading volume

The trading volume for the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past six months up to and including 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of the Announcement) (the "**Last Full Trading Day**") was approximately 296,118 Shares, representing approximately 0.09% of the free float of the Shares trading on the Stock Exchange during that period. Given the low liquidity of the Shares traded on the Stock Exchange and NWTMT has not paid cash dividend after fiscal year 2000, the directors of NWD are of the opinion that there is currently limited exit potential for the Scheme Shareholders.

3.2 Dividend payment

The NWTMT Group's audited consolidated loss for the year ended 30 June 2005 was approximately HK$866.22 million, representing a loss per Share of approximately HK$0.91. NWTMT has recorded losses for the past three financial years ended 30 June 2005, and has not paid cash dividend after fiscal year 2000.

3.3 The possibility of another offer

Since the NWD Group already own approximately 54.60% of NWTMT as at the Latest Practicable Date, the directors of NWD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of NWD. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by NWD and NWD has no intention of discontinuing the businesses of NWTMT.

3.4 Simplify the group structure

The directors of NWTMT (the "**Directors**") have been informed by the board of directors of NWD that the Proposal will simplify the group structure and will bring about more flexibility to take the business of the NWTMT Group forward in an efficient and sustainable manner.

3.5 The Cancellation Price

The Directors have also been informed by the board of directors of NWD that the Cancellation Price was determined after taking into account the figures referred to in various sections of the Circular headed "Financial Effects of the Proposal – Share Price" and "Financial Effects of the Proposal – Net Assets" of the Explanatory Memorandum and with reference to other privatisation transactions in the past few years. Our view on the Cancellation Price is fully explained in section 5 of this letter.

3.6 Realisation of the investment above the prevailing market price

As the Cancellation Price represents a premium of approximately 76.06%, approximately 70.13%, approximately 66.36% and approximately 50.98% over the 10-day, 30-day, 60-day and 180-day approximate average closing price per Share, the directors of NWD believe that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in NWTMT at a price significantly above the then prevailing market price of the Shares.

4. HISTORICAL FINANCIAL PERFORMANCE OF THE NWTMT GROUP

The following is a summary of the audited consolidated results of the NWTMT Group for the three financial years ended 30 June 2003, 2004 and 2005:

	For the financial year ended 30 June			Annual growth rate (%)	
(HK$ in millions)	2003 Restated	2004	2005	2004	2005
Turnover	383.46	368.85	353.77	(3.81)	(4.09)
Other revenue	34.70	7.25	38.88	(79.11)	436.28
Other charges, net	(444.17)	(5,105.90)	(460.91)	1,049.54	(90.97)
Staff costs	(105.47)	(82.77)	(76.07)	(21.52)	(8.10)
Depreciation and amortisation	(155.21)	(41.96)	(23.44)	(72.97)	(44.14)
Other operating expenses, net	(193.24)	(451.98)	(420.75)	133.90	(6.91)
Operating loss	(479.93)	(5,306.51)	(588.52)	1,005.68	(88.91)
Finance costs	(638.98)	(82.87)	(106.30)	(87.03)	28.27
Share of results of					
Associated companies	15.53	(123.88)	(107.37)	(897.68)	(13.33)
Jointly controlled entities	516.11	(13.87)	(74.88)	(102.69)	439.87
Loss before taxation	(587.27)	(5,527.13)	(877.07)	841.16	(84.13)
Taxation	(64.21)	(0.74)	(4.16)	(98.85)	462.16
Loss after taxation	(651.48)	(5,527.87)	(881.23)	748.51	(84.06)
Minority interests	(39.19)	20.61	15.01	(152.59)	(27.17)
Loss for the year	(690.67)	(5,507.26)	(866.22)	697.38	(84.27)
Loss per Share – HK$	(0.73)	(5.78)	(0.91)		

Source: NWTMT annual reports

4.1 Analysis of turnover

The principal activities of the NWTMT Group are development, investment, operation and/or management of telecommunications, media and technology businesses mainly in Hong Kong and the PRC. Prior to the Reorganisation, the NWTMT Group was engaged in the operation of toll roads and bridges, cargo handling, logistics and warehousing services and telecommunications, media and technology businesses. The NWTMT Group sold its toll roads and bridges, cargo handling, logistics and warehousing services business as set out in the circular dated 18 November 2002 (the "**Reorganisation**") and the Reorganisation was completed on 29 January 2003.

	For the financial year ended 30 June					
(HK$ in millions)	**2003**	**%**	**2004**	**%**	**2005**	**%**
Advertising	0.00	0.00	333.62	88.95	317.98	88.89
Programme distribution	0.00	0.00	28.40	7.57	17.91	5.01
Other service fee	0.00	0.00	13.03	3.48	21.82	6.10
Toll income	322.87	97.69	0.00	0.00	0.00	0.00
Cargo, container handling and storage income	7.64	2.31	0.00	0.00	0.00	0.00
	330.51	100.00	375.05	100.00	357.71	100.00
Business tax	(16.83)		(6.20)		(3.94)	
	313.68		368.85		353.77	
Interest income from						
Joint ventures	73.20		0.00		0.00	
Third parties	6.58		0.00		0.00	
	79.78		0.00		0.00	
Withholding tax	(10.00)		0.00		0.00	
	69.78		0.00		0.00	
Turnover	383.46		368.85		353.77	

Source: NWTMT annual reports

We note that the turnover for the financial year ended 30 June 2003 was not comparable with the subsequent two financial years ended 30 June 2004 and 2005 as 2003 turnover was mainly contributed from toll roads and bridges business.

As set out in the table above, turnover before business tax for the year ended 30 June 2005 was approximately HK$357.71 million, representing a decrease of approximately 4.62% year-on-year (the "**YoY**"), which was mainly attributable to the decline in (i) advertising income; and (ii) programme distribution income. We note that for the financial year ended 30 June 2005, the NWTMT Group recorded advertising income of HK$317.98 million, which accounted for approximately 88.89% of the total turnover of the NWTMT Group before business tax, decreased by approximately 4.69% YoY. The programme distribution recorded income of approximately HK$17.91 million, which accounted for approximately 5.01% of total turnover of the NWTMT Group before business tax, decreased by approximately 36.94% YoY. Both advertising income and programme distribution income were mainly contributed from Beijing Xintong Media & Cultural Development Co. Ltd ("**Xintong**") – a multimedia advertising and content provider.

We have discussed with the Directors and note that the decline of turnover before business tax was mainly due to (i) the severe competition of the advertising market in the PRC; and (ii) the decline in the programme distribution income from content production.

4.1.1 Advertising income

We have discussed with the Directors and understand that in terms of geographical location, the key contributors to Xintong's advertising income are from Beijing and Shanghai. According to the State Administration for Industry and Commerce ("**SAIC**"), we note that advertising spending (the "**Adspend**") in the PRC is highly concentrated in the PRC's more economically developed regions and increasingly concentrated in urban areas such as Beijing, Shanghai and the Guangdong province, which together accounted for approximately 49.3% of the total advertising spending in the PRC in 2003. Given the severe competition in the advertising market in relatively matured markets such as Beijing and Shanghai, the Directors are of the view that the market becomes more and more competitive, in particular, given that the advertising industry permits wholly foreign ownership by 11 December 2005 pursuant to the PRC's entry into the World Trade Organisation (the "**WTO**").

4.1.2 Programme distribution

We have discussed with the Directors and note that the decline in programme distribution income was due to (i) the decrease of the production of TV programme, (ii) failure in selling TV series content to TV broadcasting companies as a result of the non-approval of the content; and (iii) problems in receiving payment from TV broadcasting companies. The Directors are of the view that most of the TV broadcasting companies are unprofitable and have difficulties to pay for the TV programme. As such, the Directors become more cautious in supplying its TV programme content to TV broadcasting companies, which resulted in a 36.94% decrease in the programme distribution income.

4.1.3 Overall advertising industry in the PRC

Given that the advertising income forms the majority of revenue of the NWTMT Group, we have reviewed the overall PRC advertising market.

(i) PRC advertising spending review

PRC is one of the world's fastest growing economies given that the real gross domestic product (the "**GDP**") was 9.5% in 2004, as compared to 8.0% in 2003. On the other hand, consumer spending has risen along with the increase in PRC's GDP growth. As a result of the increasing GDP, consumer companies are more willing to increase their Adspend. According to the latest information from SAIC, we note that the Adspend to GDP ratio gradually increased from approximately 0.86% in 2002 to approximately 0.92% in 2003 and approximately 0.92% in 2004.

China Adspend (1996-2004)


140
120
100
80
60
40
20
0
40%
30%
20%
10%
0%
1996
1997
1998
1999
2000
2001
2002
2003
2004
China Adspend (Rmb in Billion) – LHS
Adspend Annual Growth YoY% – RHS

Source: SAIC

Based on the above chart, in terms of monetary value, we note that the PRC's Adspend was on a growing trend for the past nine years, increase from approximately RMB36.7 billion in 1996 to approximately RMB126.46 billion in 2004.

Notwithstanding that the increase in the overall Adspend was in a rising trend during the past few years, we note that in accordance with the latest data released by Nielsen Media Research, the PRC's Adspend growth rate remained at a relatively stable level during the first six months of 2005 of approximately 20% YoY, as compared to approximately 17.20% YoY growth in 2004 and approximately 19.46% YoY growth in 2003.

(ii) Advertising spending outlook

(a) Real GDP Growth YoY% vs Adspend Annual Growth YoY%


China Real GDP Growth YoY%
vs
Adspend Annual Growth YoY%
40%
30%
20%
10%
0%
10%
9%
8%
7%
6%
1996
1997
1998
1999
2000
2001
2002
2003
2004
Real GDP Growth (YoY%) – RHS
Adspend Annual Growth YoY% – LHS

Source: SAIC and National Bureau of Statistics of China

Based on the above chart, we note that both real GDP growth rate and the Adspend growth rate are closely correlated and are heading toward the same direction along with each other.

The latest announced 2005 third quarter real GDP growth by the National Bureau of Statistics of China showed a sign of economy slowdown. We note that the PRC's third quarter 2005 real GDP growth rate was 9.4% YoY, decreased from 9.5% YoY of second quarter 2005. We have also reviewed various PRC economists' forecast from major equity research houses and note that the consensus PRC real GPD forecast is likely to slowdown in 2006 to approximately 8.5% YoY to 9.0% YoY. Given the historical statistic and market consensus, we are of the view that PRC's GDP is likely to slowdown in 2006.

The PRC's Adspend growth rate of approximately 20.0% YoY during the first six months of 2005 released by Nielsen Media Research rebounded from the Adspend growth rate of approximately 17.20% YoY reported in 2004 is approximately the same compared with the Adspend growth rate of approximately 19.46% YoY reported in 2003. We are of the view that the Adspend annual growth in 2005 is stable compared with the growth rate in 2003.

Given that (i) the Adspend annual growth in the first half of 2005 at approximately 20.00% YoY is above the growth rate of 2004 at approximately 17.20% YoY, but is stable compared with the growth rate of 2003 at approximately 19.46% YoY; (ii) the Adspend growth rate is closely correlated with real GDP growth rate; and (iii) the PRC's real GDP growth rate is likely to slowdown in 2006, we are of the view that the PRC's Adspend growth rate in 2006 is unlikely to surpass the Adspend growth reported in 2003 and 2004.

(b) More competition in the advertising industry

We have discussed with the Directors and note that one of the reasons of the NWTMT Group's advertising income decline was due to severe competition of the advertising market in the PRC. We note the comments from Mr. Wang Zhongfu, being the minister of SAIC, made during the 39th International Advertising Association World Congress in Beijing on 8 September 2004 that international players would accelerate their penetration into the PRC when the legal barrier was removed on 11 December 2005, allowing foreign advertising agency to have wholly-owned branch established in the PRC.

Given the deregulation of the advertising industry in the PRC, we are of the view that the competition in the industry would be severe, as more foreign advertising players could freely enter into the PRC and compete with local players head to head rather than on a cooperation basis.

Given that (i) the Adspend growth rate of approximately 20.00% in the first half of 2005 rebounded from approximately 17.20% of 2004 but is stable when compared with approximately 19.46% YoY of 2003; (ii) the Adspend growth rate are closely correlated with real GDP growth rate; (iii) the PRC's real GDP growth rate is likely to slowdown in 2006 as explained above; and (iv) the severe competition in the advertising market in the PRC due to deregulation by the end of 2005, we are of the view that the operational and economic environment of the advertising market in the PRC, the sector from which the main income of the NWTMT Group derives, is difficult.

4.2 Analysis of operating loss attributable to Shareholders

Net loss for the year ended 30 June 2004 and 2005 were approximately HK$5,507.26 million, increased by approximately 697.38% YoY, and approximately HK$866.22 million, decreased by approximately 84.27% YoY. Significant increase of net loss for the year ended 30 June 2004 was mainly attributable to (i) the provisions for the investment, loans, impairment losses on intangible assets and fixed assets related to PrediWave Companies and investments in Technology business, (ii) other operating expenses; and (iii) share of loss of associated companies and jointly controlled entities. For the year ended 30 June 2005, net loss was approximately HK$866.22 million, mainly due to the provision made against an unlisted investment in Intellambda Systems Inc.

4.2.1 Provisions on investment in PrediWave

(a) The NWTMT Complaint

As set out in the annual report as at 30 June 2005, the NWTMT Group filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("**US Court**") (the "**NWTMT Complaint**") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies in May 2004. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, the NWTMT Group entered into various agreements with the PrediWave Companies under which the NWTMT Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology of video-on-demand and other digital broadcasting and related technology and added value services (the "**Technology**"). The NWTMT Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from the PrediWave Companies. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, the NWTMT Group claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the NWTMT Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by the NWTMT Group in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

We understand from the Directors that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint cannot be predicted. We have discussed with the external counsel of the NWTMT Group on the NWTMT Complaint, and note the following (also as described under the section "Litigation – PrediWave" in the Explanatory Memorandum of the Circular):

(i) a preliminary trial date of the NWTMT Complaint has been fixed at 16 June 2006 (the "**Trial Date**"). We understand from the counsel that notwithstanding the fixture of the Trial Date, there is still a possibility of delay as such date was fixed in accordance with a timetable that assumes all litigation procedures and events will be adhered. The counsel is of the view that there can be numerous reasons leading to a possible delay, hence, it is uncertain to provide an estimate as to the timing of another trial date if the Trial Date is to be delayed;

(ii) the outcome of the Trial, and is subject to appeal by NWTMT and the PrediWave Companies; and

(iii) no settlement negotiation has been discussed between the NWTMT Group, including the Directors, and the PrediWave Companies; nor has the NWTMT Group initiated or proposed any out-of-court settlement to the NWTMT Complaint. Pursuant to Rule 222 of the California Rules of Court, on the court's own motion or at the request of any party, the court may set a mandatory settlement conference. Based on the discussions with the external counsel of the NWTMT Group, we understand that as a practical matter, mandatory settlement conferences are conducted in all cases in California unless the parties instead participate in a voluntary settlement conference or some other settlement or mediation which the court considers to be an adequate alternative to a mandatory settlement conference. It is, therefore, probable that a settlement conference or mediation will be held in this case before trial. We further understand from the external counsel that the mere fact that a settlement conference or mediation is held does not mean that the lawsuit will settle, and accordingly, there can be no certainty or assurance that the case will settle, regardless of whether a settlement conference or mediation is held.

We note further from the annual report of NWTMT that as the Directors consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. We have discussed with the Directors and the external counsel of the NWTMT Group and understand that NWTMT has applied for a temporary restraining order against the PrediWave Companies in 2004, such application was denied by the US Court without explanation.

The Directors have, (i) in the absence of the availability of meaningful and updated financial information on the PrediWave Companies; and (ii) the uncertainty of the timing and the outcome of the litigation which would have a consequential significant effect on the amount of assets recoverable, made a full provisions of HK$3,082 million in the accounts for the year ended 30 June 2004 against the NWTMT Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

We have further discussed with the Directors and the external counsel of the NWTMT Group as to the likelihood of the recovery of HK$3,082 million in the event of the success of the NWTMT Complaint. We note that, apart from the timing and outcome uncertainties of the litigation, in the event that NWTMT succeeds in the ultimate hearing, NWTMT has to apply for enforcement of the judgment against the PrediWave Companies. In the event that the PrediWave Companies are unable or unwilling to pay for the judgment, winding-up proceedings or other enforcement orders might have to be initiated against the PrediWave Companies. As discussed above, currently, the Directors are unable to ascertain the financial position of the PrediWave Companies nor the Directors will have any control over any of the assets, including cash, of the PrediWave Companies, therefore, the Directors are uncertain as to whether the PrediWave Companies will have enough assets to satisfy the judgment in the event that NWTMT succeeds in the NWTMT Complaints. We understand from the Directors that approximately HK$73.9 million has been used to initiate and defend the NWTMT Complaints for the year ended 30 June 2005.

(b) The PrediWave Cross-Complaint

In May 2004, PrediWave filed a complaint in the United States District Court for the Northern District of California against NWTMT (collectively the "**PrediWave Complaint**"). In January 2005, PrediWave dismissed the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "**PrediWave Cross-Complaint**"). Under the PrediWave Cross-Complaint, PrediWave alleged that the NWTMT Group had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the NWTMT Group relating to the Technology totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

We understand from the Directors that NWTMT believes it has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provisions for commitment and/or loss has been accounted for in the accounts of the NWTMT Group.

Given our discussion with the external counsel of the NWTMT Group as to the timing and the outcome of the NWTMT Complaints and the PrediWave Cross-Complaint, in particular, the litigation procedures in the US Court, we are of the view that the steps taken by NWTMT in the NWTMT Complaint and the PrediWave Cross-Complaint are reasonable.

Based on the discussions with the Directors and the external counsel of the NWTMT Group, we understand and note that the legal proceedings of the NWTMT Complaint and the PrediWave Cross-Complaint will take at least months or even a few years, if there is an appeal process after the judgment, to come to a final settlement at court. Furthermore, even after a judgment in favour of NWTMT is handed down by the court, there may still be enforcement issues as to whether PrediWave will have any assets to satisfy judgment debts then, given that there is no freezing of assets or close control of it in the meantime. Furthermore, the Directors have confirmed to us that since the filing of the NWTMT Complaint in May 2004, there has not been any discussions or negotiations between the NWTMT Group, the Directors or any of its legal representatives and PrediWave with regard to any out of court settlement. Notwithstanding that there has been no discussions or negotiations between the parties as to out of court settlement, as noted from above, it is probable that the court may set a mandatory settlement conference before trial for the parties to consider out of court settlement. However, it is still uncertain at this point that the case will be settled if there is a settlement conference or mediation is held.

Given that (i) it will take a long period of time for the conclusion of the legal proceedings of the NWTMT Complaint and the PrediWave Cross-Complaint as explained above and the uncertainty of the outcome as advised by the legal counsel; (ii) even if NWTMT obtains a judgment in its favour, there will still be uncertainty as to the enforcement of the judgment debts; (iii) the NWTMT Group and its legal representatives have confirmed that there has been no discussions or negotiations between the parties with regard to out of court settlement, which may shorten the time to settle this dispute, we concur with the Directors that the possibility of writing back part or the whole of the provisions in the financial year ended 30 June 2004 made with respect to the NWTMT Complaint in the near future is remote.

4.2.2 Other operating expenses

Other operating expenses were significantly increased for the year ended 30 June 2004, increased by approximately 133.90% YoY to approximately HK$451.98 million and decreased by approximately 6.91% YoY to approximately HK$420.75 million for the year ended 30 June 2005. Significant increase of other operating expense for the year ended 30 June 2004 was mainly due to the Reorganisation of the business to dispose of infrastructure business and focus on telecommunications, media and technology business. Upon the Reorganisation, other operating expense for year ended 30 June 2004 and 30 June 2005 was taken into account as cost of sales in relation to advertising and programme distribution business; on the other hand, it also recognised legal cost incurred for PrediWave litigations.

4.2.3 Share of loss of associated companies and jointly controlled entities

Share of loss of associated companies and jointly controlled entities is one of factors attributable to the net loss of the NWTMT Group for the year ended 30 June 2004 and 2005. We have discussed with the Directors and note that majority of its associated companies and jointly controlled entities made loss for both years, mainly due to loss making of its associated companies and projects of the joint venture in the start-up stage. China Aerospace New World Technology Limited, a joint venture with China Aerospace International Holdings Ltd., is pending for the approval from the regulator to be a Direct-to-Home satellite TV Valued Added Services (the "**VAS**") provider in the PRC. New QU Energy Limited, an associated company, is engaged in development of heat transfer devices. The Directors commented that after years of product and market testing, the commercialisation process of New QU technology is much longer than originally expected. Only small amount of revenue was generated comparing to the investment cost made in the past few years. Due to uncertainty on the business profitability, impairment loss on New QU technology have been made for the years ended 30 June 2004 and 2005. Given that (i) China Aerospace New World Technology Limited is in the start-up stage and (ii) impairment loss on New QU technology, both companies reported a net loss for year ended 30 June 2004 and 2005.

4.3 Deposits for fibre optic backbone network

As set out in the annual report for the year ended 30 June 2005, the NWTMT Group entered into an option agreement (the "**Option Agreement**") with a PRC entity for the acquisition (the "**Acquisition**") of an interest in a fibre optic backbone network (the "**Network**") in the PRC in 2002. Subject to certain conditions as stipulated in the Option Agreement, the NWTMT Group was entitled to acquire up to 70% interest in the Network within two years from the date of the Option Agreement at a consideration of approximately HK$2,563 million.

The NWTMT Group had paid approximately HK$1,531 million as deposits for the Network. On 23 June 2004, the NWTMT Group requested to withdraw from the Acquisition and the counterparties agreed on 3 September 2004 that these deposits for the Network, loans and other amounts owing to the NWTMT Group totalling HK$2,160 million together with interest (the "**Total Amount Due**") would be fully repaid to the NWTMT Group by 30 November 2004. As of 30 June 2005, these amounts remained outstanding and unpaid. Pursuant to the agreement on extension of repayment entered into between NWTMT and the counterparties, the counterparties agreed to (i) repay the deposits paid for the Network, loans and other amounts owing to the NWTMT Group totalling HK$2,160 million together with interest by 30 November 2005; (ii) pledge the 70% interest in the Network as a security to secure their repayment; and (iii) allow the NWTMT Group to retain its option to re-enter the project if the repayment was not made in accordance with the agreement. The Total Amount Due was not paid by 30 November 2005 and, by an agreement entered into between the NWTMT Group and the PRC counterparties dated 22 November 2005 (the "**Extension Agreement**") the repayment date of the Total Amount Due is further extended to 30 May 2006. The Directors are of the view that there is no change in their view in assessing the recoverability of the outstanding amount.

Having considered (i) the legal advice from the NWTMT Group's legal counsel, (ii) valuation of the Network performed by an independent professional valuer, (iii) the security obtained and the option available to the NWTMT Group to re-enter the project, the Directors are of the view that the deposits paid for the Network, loans and other amounts owing to the NWTMT Group are fully recoverable.

We have reviewed (i) the Option Agreement; (ii) the repayment contract between NWTMT and the PRC entities, which owned the Network; and (iii) the legal opinion given by the PRC counsel confirming the legal ownership of the Network. We have discussed with the Directors and they confirmed that there is no material change to their view, as disclosed in the latest annual report for the year ended 30 June 2005, that the Total Amount Due is fully recoverable. We consider that the steps taken by the Directors in satisfying themselves that no provisions for non-recovery is required in relation to the deposit for the proposed investment in the Network as at 30 June 2005 is appropriate. The Directors confirmed to us that their view has not changed since the latest annual report for the year ended 30 June 2005.

Given (i) that NWTMT has consulted its legal counsel, performed valuation of the Network by an independent professional valuer and obtained the option to re-enter the project and signed repayment contract with the PRC entity owned the Network; (ii) the Option Agreement and the repayment contract between NWTMT and the PRC entities and the legal opinion given by the PRC counsel confirming the legal ownership of the Network; (iii) the Directors have considered that there is no material change to their views as disclosed in the latest annual report for the year ended 30 June 2005 in connection with the full recoverability of the Total Amount Due); and (iv) the auditors' opinion on the financial statements of the NWTMT Group for the year ended 30 June 2005, we concur with the view of the Directors that no provisions for non-recovery required for the deposit is reasonable.

Having (i) reviewed the Extension Agreement (ii) obtained the confirmation from the PRC counsel that their opinion on legal ownership of the Network remains unchanged; (iii) confirmed with the independent professional valuer that there is no change to the valuation of the Network; and (iv) the option available to the NWTMT Group to re-enter the project, our view as to no provisions is made for the deposit remains unchanged.

4.4 Analysis on dividend

In the past three years ended 30 June 2003, 2004 and 2005, NWTMT did not declare cash dividend to the Shareholders due to three years consecutive loss making. We have reviewed the consolidated balance sheets of NWTMT Group for the past three years and note that the total interest bearing loan balance as at 30 June 2005 was approximately HK$3,229.96 million, down approximately 3.66% YoY and total cash and bank balances was approximately HK$516.25 million, down approximately 20.48% YoY. As such, the net debt to average equity ratio as at 30 June 2005 was approximately 234.12%, significantly increased from approximately 62.26% of the ratio as at 30 June 2004.

Given that (i) the repayment of Attributable Debt as at 30 June 2005 amounted to approximately HK$2.72 billion and cash and bank balances decreased by approximately 20.48% YoY to approximately HK$516.25 million of 2005 from approximately HK$649.23 million of 2004; and (ii) legal expenses incurred in connection with the ongoing litigations, we are uncertain as to the future dividend payout, or if there is, the dividend amounts and dividend yield. As such, we are of the opinion that the Proposal could be considered as a good opportunity for the Shareholders to realise their investment in the NWTMT for other higher growth or more stable investment, which is in the interest of the Independent Shareholders as a whole.

4.5 Analysis of net asset value (the "NAV")

Consolidated Balance Sheet

	As at 30 June					
(HK$ in millions)	**2003**	**%**	**2004**	**%**	**2005**	**%**
Non-current assets						
Intangible assets	401.23	4.19	7.54	0.15	14.88	0.35
Fixed assets	455.15	4.75	74.41	1.44	66.11	1.56
Associated companies	2,513.86	26.26	263.19	5.09	191.25	4.52
Jointly controlled entities *(Note 1)*	18.95	0.20	64.54	1.25	72.60	1.72
Amount due from a fellow subsidiary	686.62	7.17	504.98	9.77	312.06	7.38
Loans receivable	930.33	9.72	317.82	6.15	193.13	4.58
Other investments	596.84	6.23	605.16	11.71	139.20	3.29
Deposits for purchase of fixed assets	936.55	9.79	0.00	0.00	0.00	0.00
Deposits for proposed investments	1,699.87	17.76	1,613.45	31.22	37.98	0.90
	8,239.40	86.07	3,451.09	66.78	1,027.21	24.30

(HK$ in millions)	2003	%	As at 30 June 2004	%	2005	%
Current assets						
Inventories and programmes	404.80	4.23	70.80	1.37	50.44	1.19
Debtors, deposits and prepayments	181.13	1.89	194.95	3.77	149.82	3.54
Deposits for proposed investments	0.00	0.00	0.00	0.00	1,531.20	36.23
Current portion of loans receivable	70.78	0.74	620.00	12.00	719.86	17.03
Amounts due from fellow subsidiaries	103.54	1.08	181.64	3.51	232.06	5.49
Pledged deposits	362.48	3.79	446.94	8.65	360.66	8.53
Bank balances and cash	211.18	2.20	202.29	3.92	155.59	3.69
	1,333.91	13.93	1,716.62	33.22	3,199.63	75.70
Total assets	9,573.31	100.00	5,167.71	100.00	4,226.84	100.00
Current liabilities						
Creditors and accruals	(42.50)	1.71	(176.62)	4.94	(229.47)	6.55
Amounts due to minority shareholders	(30.40)	1.22	(43.28)	1.21	(44.53)	1.27
Short-term bank loans						
Secured	(314.02)	12.64	(433.27)	12.13	(348.39)	9.94
Unsecured	(785.05)	31.59	(813.08)	22.76	(28.04)	0.80
Current portion of bank and other borrowings	(104.69)	4.22	(183.12)	5.13	(194.50)	5.55
	(1,276.66)	51.38	(1,649.37)	46.17	(844.93)	24.11
Non-current liabilities						
Bank and other borrowings	(1,208.09)	48.62	(1,923.04)	53.83	(2,659.04)	75.89
Total liabilities	(2,484.75)	100.00	(3,572.41)	100.00	(3,503.97)	100.00
Net assets	7,088.56		1,595.30		722.87	
Minority interests	0.00		14.00		10.85	
Net assets exclude minority interests	7,088.56		1,581.30		712.02	
Net tangible assets exclude minority interests *(Note 2)*	6,687.33		1,514.41		697.14	
Net assets per Share exclude minority interests	7.44		1.66		0.75	
Net tangible assets per Share exclude minority interests	7.02		1.59		0.73	

Notes:

1. Investments in jointly controlled entities of 2004 included a goodwill in amount of HK$59.35 million.

2. Net tangible assets exclude minority interests is equal to net assets minus intangible assets and minority interest.

Source: NWTMT annual reports

The net assets exclude minority interests of the NWTMT Group as at year ended 30 June 2003, 2004 and 2005 were approximately HK$7,088.56 million, HK$1,581.30 million and HK$712.02 million, respectively. Based on 952,180,007 Shares in issue as at 30 June 2004 and 2005, the NAV exclude minority interest per Share for the years ended in 2004 and 2005 were approximately HK$1.66 per Share, decreased by approximately 77.69% YoY, and approximately HK$0.75 per Share, decreased by approximately 54.82% YoY, respectively.

To a certain extent, investors would like to value the NWTMT Group based on net tangible assets, which can measure the profitability given tangible assets is a tool to create value. We adjust the net assets by subtracting intangible assets and minority interests to determine the NWTMT's adjusted consolidated net tangible assets value exclude minority interests (the "**ANTA**"). As such, the ANTA per Share for the years ended 2004 and 2005 were approximately HK$1.59 per Share, decreased by approximately 77.35% YoY and approximately HK$0.73 per Share, decreased by approximately 54.09% YoY, respectively, based on the number of outstanding Shares of 952,180,007 shares as at 30 June 2004 and 2005.

4.5.1 Analysis of projects

As set out in the Circular, the NWTMT has invested in the following projects:

4.5.1.1 Mtone Wireless Corp

Mtone Wireless Corp ("**Mtone**"), in which the NWTMT Group has approximately 25.9% equity interest, is a mobile VAS provider in the PRC. Leveraging on an extensive clientele base of over 4.5 million customers Mtone is able to launch new services to its customers effectively. One recent highlight is the launch of the PRC's first fantasy sports game. Through an alliance with the National Basketball Association (NBA) and China Mobile Communications Corp, Mtone produced "*Fantasy NBA 2005 Pick'n Win*". In addition, Mtone launched Msport and Mmusic and entered into new marketing co-operations with both Coca-Cola and McDonald's.

Mtone is engaged in providing wireless interactive entertainment services, such as SMS and MMS to mobile phone users in the PRC. The investment on Mtone is treated as other investments on the NWTMT's balance sheet. According to the accounting standards adopted by the NWTMT Group, investment cost on Mtone should be stated at fair value on the NWTMT's balance sheet. Fair value is estimated by the Directors with reference to market price or, in case of unquoted investments, net asset value of the respective investment. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back to the profit and loss account when the circumstances and events that led to the impairment cease to exist. NWTMT will receive dividend income from Mtone as and when dividend is declared by Mtone. No dividends have been declared or received from the investment in Mtone so far. Given that Mtone reported earnings decline as set out in the annual report for the year ended 30 June 2005, NWTMT made an impairment loss of approximately HK$70.30 million.

Monthly No. of SMS Sent in China
(Jan 05-Oct 05)


40
35
30
25
20
15
10
5
0
70%
60%
50%
40%
30%
20%
10%
0%
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Monthly No. of SMS sent (bn message) – LHS
YoY% Growth – RHS

Source: Ministry of Information Industry

Based on the information extracted from the Ministry of Information Industry shown in the above chart, we note that monthly number of SMS sent in the past ten months was in an increasing trend from 20.35 billion messages of January 2005 to 28.16 billion messages of October 2005, representing a YoY growth of approximately 40.00%. As such, we are of the view that SMS business in the PRC is positive.

Notwithstanding the growth in the industry, we have discussed with the Directors and understand that Mtone's revenue decline as at 30 June 2005 was mainly attributable to the decline of revenue sharing with mobile telecom and alterations in the product mix, and is not as a result of the deterioration in the operation environment of the industry. We further understand from the Directors that the fee sharing arrangement between the PRC telecom operator and NWTMT is subject to bilateral agreement on the changes of the arrangement.

We have also reviewed industrial reports on wireless interactive entertainment services and note that the entry barrier for content production is low, as such, Mtone would face severe competition from new entrants. We understand that Mtone has to rely on mobile telecom operators' platform to deliver its content to end users, and note that mobile telecom operators can control the revenue sharing terms which are in their favour. One of the reasons that Mtone's revenue for the year ended 30 June 2005 declined slightly was due to revenue sharing agreements with mobile telecom operators and alterations in the product mix.

Given that Mtone (i) faces severe competition due to low entry barrier on content production; (ii) decline in revenue sharing due to mobile telecom operators control the revenue sharing terms which are favourable to them; and (iii) the uncertainties as to the fee sharing arrangement between Mtone and the PRC telecom operator in the future, we are of the view that Mtone is operating in a difficult business environment.

*4.5.1.2 China Aerospace New World Technology Limited ("**CANW**")*

CANW, which is 50% owned by the NWTMT Group, is a project jointly developed between NWTMT and Hong Kong-listed China Aerospace International Holdings Ltd. ("**CASIL**"), a subsidiary of China Aerospace Science and Technology Corporate (the "**China Aerospace**"). CANW is a Direct-to-Home (the "**DTH**") satellite TV VAS provider in the PRC. We understand from the Directors that CANW is still at the test-run trial period and is discussing with various parties on business opportunities relating to digital TV broadcasting in the PRC.

We have discussed with the Directors and noted that CANW is planning to provide VAS such as (i) content aggregation; (ii) billing software solution; and (iii) security service against privacy, and understand that CANW would work toward providing the VAS to China Aerospace as well as other third parties as and when China Aerospace is granted the license by regulators. We understand that TV broadcasting is subject to substantive government control, and according to the Measures on the Administration of Foreign Satellite Television Channel Reception approved by the State Administration for Radio, Film and Television, foreign satellite television channels may only be received by designated places such as three-star rated and higher hotels for foreign guests, places specifically for

foreigners to work and apartments set up for foreigners and other specified places. We have reviewed the latest version of the foreign investment catalogue published by the National Development and Reform Commission, and noted that the PRC government would not open up the access to DTH satellite TV in the short term. As such, we are of the view that CANW's VAS business will not experience an exponential growth as a result of governmental restriction in respect of satellite TV reception in the PRC.

Given that (i) CANW is in its start-up stage and has yet to be commercialised; and (ii) CANW is engaged in an industry which is subject to substantive PRC regulation on satellite TV reception, we are of the view that it is uncertain as to whether CANW will commence launching of its business, and if so, when CANW will commence making contribution to NWTMT.

4.5.1.3 Digital Bus Stop

In the financial year ended 30 June 2005, Digital Bus Stop (the "**DBS**") took the important step of testing its technology on the streets of Beijing. DBS is a real time information system that consists of an electronic kiosk installed at bus stops, a data collection and communication system installed on buses and an information management centre. The DBS business model is largely based on the ability of the kiosk to host commercial outdoor advertising. NWTMT expects to roll out the DBS project prior to the 2008 Beijing Olympics. The Directors commented that NWTMT is still in discussion with the relevant parties for the definitive business arrangements relating to the development of the digital bus stop systems in Beijing, and NWTMT's interest in this project is not concluded yet.

We have reviewed various industry reports and the findings of outdoor Adspend in the PRC is as follows:

	1996	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**
Outdoor Adspend *(Rmb in billions)*	2.7	4.07	4.73	5.77	7.43	8.04	9.99	11.39	11.58
YoY% Growth	6.72%	50.74%	16.22%	21.99%	28.77%	8.21%	24.25%	14.01%	1.64%
% of total PRC Adspend	7.36%	8.81%	8.80%	9.28%	10.43%	10.11%	11.06%	10.56%	9.15%

Source: SAIC

Based on the above table, we note that outdoor Adspend was in an increasing trend for the period from 1996 to 2004. However, in terms of YoY% growth, the outdoor Adspend growth rate peaked in 1997 and gradually slowdown to 1.64% YoY in 2004. As a result of the growing advertising market, we note that there are more competitors engaging in different medium of outdoor advertising during the past two years, including the out-of-home television advertising by using

audiovisual television displays instead of traditional billboards to broadcast advertising in commercial buildings or supermarkets. Given the overall increased competitions in the outdoor advertising market, we note that outdoor Adspend remains at a relatively stable proportion and accounted for approximately 10.00% of the total PRC Adspend for the past nine years, which is significantly less than traditional TV Adspend and newspaper Adspend, which accounted for approximately 38.00% and 37.00% respectively of total PRC Adspend. As such, we are of the view that TV and newspaper still represent the major platforms to promote companies' products to consumer and outdoor advertising as an alternative channel for promotion.

Given that (i) there is a slowdown in the annual growth rate of outdoor Adspend; (ii) outdoor advertising is not a dominant channel to promote companies' products to consumer in the PRC; and (iii) severe competition in general in the advertising market as explained in section 4.5.1.3, we are of the view that the operating environment in the PRC outdoor advertising market is difficult.

Based on the above, given that the operating and economic environment of the outdoor advertising market in the PRC is difficult, we are of the view that the DBS will face difficult operating business environment in 2006 even if the business is successfully launched in 2006 in accordance with the expected timetable.

4.5.1.4 New World ZGM Limited

New World ZGM Limited ("**NWZGM**"), a subsidiary of the NWTMT Group with 65% equity interest, is engaging in heat transfer technology. We understand from the Directors that NWZGM is still at the test trial stage, and is yet to commence any commercialisation products. Patent applications are pending and NWZGM is in the process of producing component parts to house heat transfer technology for heat dissipation in computers and domestic heating systems.

NWZGM is developing a substance, which has better heat conduction compared with the available substance in the market. We have discussed with Director and noted that such technology is still under research, development and testing and is unlikely to make available to the market in the near future. As such, the Directors are of the view that it is uncertain as to when NWZGM can launch commercial products to the markets. Given that (i) NWZGM is at the start-up stage; (ii) commercialisation of the heat transfer technology would not be available in the market in the near future; and (iii) more costs will be incurred for the research and development of the heat transfer technology, we are of the view that NWZGM is still at its initial start-up stage and is uncertain as to whether the products will be well-received by the markets upon launch, and if successfully launched, the timing of NWTMT in recouping its investment and ultimately, commence making contribution to the NWTMT Group.

4.5.1.5 eBank

One strategic acquisition was completed during NWTMT's financial year ended 30 June 2005. NWTMT took a minority stake of approximately 0.8% in eBANK Corp ("**eBank**"). This top Japanese Internet bank holds a Japanese banking license and serves over 1.2 million customers. eBank provides payment/settlement and related bank depository services over the Internet and through 39,000 ATMs in 7-Eleven stores and Postal Savings Offices. Existing shareholders include HSBC, GE Consumer Finance, Sumitomo Corp and GEMS. eBank registered a solid net profit in its first quarter (i.e. for the three months ended 30 June 2005) and is exploring business opportunities in the PRC in conjunction with NWTMT.

We note that investment on eBank is treated as other investments on the NWTMT's consolidated balance sheet. According to the accounting standards adopted by the NWTMT Group, investment on eBank should be stated at fair value on the NWTMT's consolidated balance sheet. Fair value is estimated by the Directors with reference to market price or, in case of unquoted investments, net asset value of the respective investment. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back to the profit and loss account when the circumstances and events that led to the impairment cease to exist. NWTMT will receive dividend income from eBank as and when dividend is declared by eBank. No dividends have been declared or received from the investment in eBank so far since investment made by NWTMT.

As set out in the annual report of eBank for the year end 31 March, 2005, we note that eBank reported net loss of Yen 548 million. Although eBank recorded profit for the first quarter of 2005, we note from the quarter report that no assurance as to when eBank will start distributing dividend to its shareholders. Given the relatively short operating history of eBank, the Directors are of the view that contribution from eBank in the near future will be minimal. We also note that as at the Latest Practicable Date, the NWTMT Group is interested in approximately 0.8% of the existing issued share capital of eBank. Given that (i) eBank's reported net profit for the first quarter of 2005 only reflects the performance of eBank at a relatively short period of time, which remains to be seen for eBank's full financial year performance ; (ii) uncertainty as to the dividend policy by eBank in 2006; and (iii) NWTMT's shareholding in eBank is minimal, i.e. 0.8% of eBank, we are of the view that although contribution from the investment in eBank looks positive in the long-term, it is uncertain as to whether there will be any dividend income in 2006. Moreover, as NWTMT has no board representative at eBank as a result of NWTMT's minimal interest, NWTMT Group does not have any influence on the dividend payout policy of eBank.

4.5.1.6 Sunlong Group & Apex-Pro Systems Limited

On the telecom front, Sunlong Group ("**Sunlong**"), being wholly-owned subsidiaries of the NWTMT Group, which hold a number of licenses and marketing rights for telecom VAS in various cities of the PRC, improved its core business. One of the leading call centre operators in South China, Sunlong is studying the possibility of expansion in Beijing and Shanghai. In addition, Apex-Pro Systems Ltd ("**Apex-Pro**"), a subsidiary of the NWTMT Group with approximately 62.75% equity interest, focused on ERP solutions, joined with New World Telecommunications Limited, a wholly-owned subsidiary of NWD, to serve the enterprise market of the PRC. Sunlong recorded losses for the year ended 30 June 2005. Apex-Pro was just break-even for the year ended 30 June 2005 and it still recorded an accumulated loss up to 30 June 2005.

Having considered the above as a whole, given that (i) NWTMT was loss making in the last three years ended 30 June 2005 with no cash dividend declared; (ii) NWTMT suffered losses deriving from sharing the loss of the associated companies and jointly controlled entities in the last two years ended 30 June 2005; (iii) the NAV of the NWTMT Group has consistently declined over the past three years ended 30 June 2005 mainly due to the substantial provisions made to its investment in PrediWave, and the possibility of writing back part or the whole of the provisions made in the financial year ended 30 June 2004 in the near future is remote; (iv) decreasing in revenue and profit as a result of the operating environment of the PRC advertising market, the sector from which major income of the NWTMT Group derives, is very competitive due to deregulation by the end of 2005; (v) the remoteness of realising any substantial income or gains from any of the NWTMT Group's investment as set out in section 4.5.1, as most of them, save for Sunlong and Apex-Pro, are currently in the start-up stage, or is loss making, we are of the view that future financial performance of the NWTMT Group in the short-term remains uncertain.

5. ANALYSIS OF THE CANCELLATION PRICE

5.1 Share price performance

The chart below illustrates the daily closing price per Share quoted from the Stock Exchange from 1 January 2003 to 1 November 2005 (being the last trading date prior to the Announcement).


HK$ per Share
2.5
2
1.5
1
0.5
0
The Cancellation Price = HK$0.75
1/1/2003
3/1/2003
5/1/2003
7/1/2003
9/1/2003
11/1/2003
1/1/2004
3/1/2004
5/1/2004
7/1/2004
9/1/2004
11/1/2004
1/1/2005
3/1/2005
5/1/2005
7/1/2005
9/1/2005
11/1/2005

Source: Bloomberg

For the period from 1 January 2003 to 1 November 2005, being the last trading day prior to the Announcement, Share price was volatile. We have reviewed Bloomberg news for the period from 1 January 2003 to 1 November 2005 and note that the Share price reached the peak of HK$2.025 per Share on 8 September 2003, mainly due to speculation on acquisition plan of a telecom VAS company in the PRC. After that, the Share price slipped down to HK$1.15 per Share on 23 December 2003, mainly due to reported of significant increase of the net loss for the year ended 30 June 2003 due to the business reorganisation within the period. The Share price rebounded back to HK$1.69 per Share on 26 January 2004 on the back of speculation on NWD to inject telecom business into NWTMT. However, the Share price gradually sank to HK$0.42 per Share on the Last Full Trading Day, mainly due to (i) net loss posted for the interim results for the period ended 31 December 2004 and the full year result for the year ended 30 June 2005; and (ii) the commencement of litigation against Prediwave on 25 May 2004, which in our view, is one of the factors resulting in the adverse Share price performance.

We have prepared summaries below to show the premium of the Cancellation Price over various average closing Share price.

Trading Day	Closing Share price *HK$*	Premium based on the Cancellation Price *%*
Latest Practicable Date	0.720	4.17
The Last Full Trading Price	0.420	78.57

Source: Bloomberg

	Average closing price of the Shares *HK$*	Premium based on the Cancellation Price *%*
5 trading days up to and including the Last Full Trading Day	0.417	79.86
10 trading days up to and including the Last Full Trading Day	0.426	76.06
30 trading days up to and including the Last Full Trading Day	0.441	70.13
60 trading days up to and including the Last Full Trading Day	0.451	66.36
180 trading days up to and including the Last Full Trading Day	0.497	50.98

Source: Bloomberg

The Price represents:

- a premium of approximately 78.57% over the closing price of HK$0.420 per Share as quoted on the Stock Exchange on the Last Full Trading Day;

- a premium of 79.86% over the average closing price of approximately HK$0.417 per Share based on the daily closing prices as quoted on the Stock Exchange for the 5 trading days up to and including the Last Full Trading Day;

- a premium of 76.06% over the average closing price of approximately HK$0.426 per Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including the Last Full Trading Day;

- a premium of 70.13% over the average closing price of approximately HK$0.441 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including the Last Full Trading Day;

- a premium of 66.36% over the average closing price of approximately HK$0.451 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including the Last Full Trading Day; and

- a premium of 50.98% over the average closing price of approximately HK$0.497 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including the Last Full Trading Day.

As such, the Cancellation Price represents a premium in a range of 50.98% to 79.86% over the average closing price under various review periods up to and including the Last Full Trading Day as set out in the above table.

5.2 Trading volume

The following tables are set out to illustrate the total monthly Shares trading volume and the percentage of total monthly trading volume of Shares to the total issued Shares and to the Scheme Shares.

	Total monthly trading volume of the Shares *(Note a)*	**% of total monthly trading volume of the Shares to the total issued Shares** *(Note b)*	**% of total monthly trading volume of the Shares to the Scheme Shares** *(Note c)*
2003			
January	255,619,376	26.85%	58.68%
February	57,463,700	6.03%	13.19%
March	51,438,097	5.40%	11.81%
April	16,681,168	1.75%	3.83%
May	109,428,182	11.49%	25.12%
June	132,546,857	13.92%	30.43%
July	39,604,927	4.16%	9.09%
August	381,269,366	40.04%	87.52%
September	176,505,000	18.54%	40.52%
October	110,103,801	11.56%	25.28%
November	43,439,851	4.56%	9.97%
December	26,956,679	2.83%	6.19%

	Total monthly trading volume of the Shares *(Note a)*	% of total monthly trading volume of the Shares to the total issued Shares *(Note b)*	% of total monthly trading volume of the Shares to the Scheme Shares *(Note c)*
2004			
January	111,949,144	11.76%	25.70%
February	47,938,048	5.03%	11.00%
March	17,315,915	1.82%	3.98%
April	6,930,800	0.73%	1.59%
May	12,968,200	1.36%	2.98%
June	11,368,600	1.19%	2.61%
July	13,219,659	1.39%	3.03%
August	8,111,483	0.85%	1.86%
September	9,961,200	1.05%	2.29%
October	18,043,000	1.89%	4.14%
November	15,735,046	1.65%	3.61%
December	10,277,000	1.08%	2.36%
2005			
January	9,088,823	0.95%	2.09%
February	15,325,886	1.61%	3.52%
March	6,962,694	0.73%	1.60%
April	54,562,291	5.73%	12.53%
May	10,940,070	1.15%	2.51%
June	10,600,311	1.11%	2.43%
July	2,701,790	0.28%	0.62%
August	5,405,658	0.57%	1.24%
September	2,353,858	0.25%	0.54%
October	5,161,200	0.54%	1.18%
November	65,658,024	6.90%	15.07%
December (Up to the Latest Practicable Date)	2,855,200	0.30%	0.66%

Notes:

a. Source: Bloomberg.

b. Based on 952,180,007 Shares in issue as at the Latest Practicable Date.

c. Based on 435,618,522 Scheme Shares as set out in the Circular.

2003 monthly trading volume review

In 2003, the monthly trading volume of the Shares was in a range of approximately 1.75% to 40.04% of total monthly trading volume of the Shares to the total issued Shares and in a range of approximately 3.83% to 87.52% of total monthly trading volume of the Shares to the Scheme Shares. High monthly trading volume of the Shares in 2003 compared with that in 2004 and 2005 was mainly due to the completion of the Reorganisation, positive news flow on acquisition.

We note from the Bloomberg news that the total monthly trading volume of the Shares to the total issued Shares in January was approximately 26.85%, mainly due to the completion of its Reorganisation on 29 January 2003 and evolved from a traditional infrastructure company into a TMT company. In May 2003, NWTMT announced that a wholly-owned subsidiary of NWTMT has obtained the official approval of the Radio Film and Television Bureau of Fujian Province to promote the digital service platform over the Fujian Cable TV Network using technology developed by PrediWave Corporation. In August 2003, the stock market speculated on the rumour about NWTMT to acquire a telecom VAS company in the PRC.

2004 monthly trading volume review

In 2004, the monthly trading volume of the Shares was in a range of approximately 0.73% to 11.76% of the total monthly trading volume of the Shares to the total issued Shares and in a range of approximately 1.59% to 25.70% of the total monthly trading volume of the Shares to the Scheme Shares. We note from the Bloomberg news that, in January 2004, the stock market speculated on the rumour about the injection of telecommunication business into NWTMT. As such, the total monthly trading volume of the Shares to the total issued Shares was significantly increased to approximately 11.76% from 2.83% of December 2003 and to Scheme Shares was significantly increased to approximately 25.70% from 6.19% of December 2003, respectively, of the previous month.

2005 monthly trading volume review

In 2005, we note that there was an exceptional high trading volume of Shares in April, mainly attributable to the news flow on the acquisition of eBank. Taking out the impact on April, the total monthly trading volume of the Shares to the total issued Shares was in a range of approximately 0.25% to 6.90% and the total monthly trading volume of the Shares to the Scheme Shares was in a range of approximately 0.54% to 15.07%.

	Average monthly trading volume of Shares *(Note a)*	**The range of monthly trading volume of the Shares to the total issued Shares** *(Note b)*	**The range of monthly trading volume of the Shares to the Scheme Shares** *(Note c)*
Jan-Dec 2003	116,754,750	1.75%-40.04%	3.83%-87.52%
Jan-Dec 2004	23,651,508	0.73%-11.76%	1.59%-25.70%
Jan-Dec 2005 (including the Latest Practicable Date)	15,967,984	0.25%-6.90%	0.54%-15.07%

Notes:

a. Source: Bloomberg.

b. Based on 952,180,007 Shares in issue as at the Latest Practicable Date.

c. Based on 435,618,522 Scheme Shares as set out in the Circular.

As set out in the above table, the average monthly trading volume of the Shares from 1 January 2005 to the Latest Practicable Date was approximately 15.97 million Shares, decreased by approximately 32.49% from approximately 23.65 million Shares of the average monthly trading volume of the Shares in 2004 and decreased by approximately 86.32% from approximately 116.75 million Shares of the average monthly trading volume of the Shares in 2003. On the other hand, the range of monthly trading volume of the Shares to the total issued Shares was narrowed from the range of approximately 1.75% to 40.04% of 2003 to the range of approximately 0.25% to 6.90% from 1 January 2005 to the Latest Practicable Date. The range of monthly trading volume of the Shares to the Scheme Shares was narrowed from the range of approximately 3.83% to 87.52% of 2003 to the range of approximately 0.54% to 15.07% from 1 January 2005 to the Latest Practicable Date.

Based on the above, given that the normal trading volume in the absence of any particulars news or announcement in 2005 ranged from approximately 0.25% to approximately 6.90% of the total issued Shares of the NWTMT, we are of the view that any Shareholder who wishes to dispose a significant shareholding in the market may cause certain downward pressure on the market price of the Shares. The Proposal provides an opportunity for the Scheme Shareholders to dispose their entire shareholding at the same price, if they so wish.

5.3 Comparable companies analysis

For the assessment of the Cancellation Price, we have reviewed the implied valuation multiple based on the Cancellation Price and compared with selected comparable companies (the "**Comparable Companies**"), which are listed on the Stock Exchange. The Comparable Companies selected represent an exhaustive list of companies listed on the Stock Exchange which are engaged in similar advertising business to the NWTMT Group and that the majority of their revenue are generated in the PRC.

Name	Stock code	Market capitalisation	PE	Enterprise value/ EBITDA	Enterprise value/ Sales
		(HK$ in millions)	*(x)*	*(x)*	*(x)*
Seec Media Group Ltd	205	511.61	9.85	13.28	6.43
Clear Media Ltd	100	3,511.26	36.84	15.57	6.96
Media Partners International	8072	964.79	47.08	7.66	1.28
Nanjing Dahe Media Company Ltd	8243	151.06	9.49	6.75	1.78
Beijing Media Group	1000	1,973.10	7.78	12.19	3.34
TOM Online Inc.	8282	7,149.43	28.85	16.96	5.78
Average			26.01	11.83	3.83
Min			7.78	6.75	1.28
Max			47.08	16.96	6.96
NWTMT	301	685.57	NA	NA	9.69

Notes:

a. Comparable Companies' closing price, market capitalisation and enterprise value (market capitalisation plus net debt) are based on the closing price on 3 November 2005.

b. Share price and enterprise value is based on the Cancellation Price.

c. Comparable Companies' sales, earnings per share and EBITDA are based on the year ended 31 December 2004.

d. NA: Not available.

e. Source: Bloomberg.

Given the NWTMT Group made a loss of HK$866.22 million for the year ended 30 June 2005, both price to earnings and enterprise value to EBITDA are not available for comparison with the Comparable Companies.

In the above table, we note that enterprise value to sales ratio of the Comparable Companies is in the range of approximately 1.28 times to 6.96 times with an average of approximately 3.83 times. Enterprise value to sales ratio is a commonly used multiple for the valuation of telecommunication, media and technology companies with net loss. The enterprise value to sales ratio of the NWTMT Group based on the Cancellation Price was approximately 9.69 times, which is higher than the range of the Comparable Companies.

Given the enterprise value to sales ratio of the NWTMT Group at approximately 9.69 times based on the Cancellation Price is higher than the range of the Comparable Companies of approximately 1.28 times to 6.96 times with an average of approximately 3.83 times, we are of the view that the Cancellation Price is fair and reasonable and is in the interest of the Scheme Shareholders.

5.4 Comparison with privatisation transactions

We compare all the announced proposals of the companies of which, (i) have been successfully completed; (ii) pending on approval from Independent Shareholders; and (iii) were not completed, in between the period from 1 January 2003 to the Latest Practicable Date in the following table (the "**Precedent Proposals**"). We note that precedent privatisations of the companies as shown below are engaged in different business compared with NWTMT, but the precedent privatisations can provide current indicative market ranges and averages for the evaluation parameters for the purpose of comparing the terms of the Proposal.

						Premium of offer price over closing price/average closing share price prior to the privatisation announcement			
Status of the Precedent Proposals	Date of announcement of the Precedent Proposals	Company	Principal activities	Last full trading day market capitalisation *(HK$ in millions)*	Offer price *(HK$)*	Last trading day *(%)*	1-month trading days *(%)*	3-month trading days *(%)*	Premium/ (Discount) of offer price to adjusted consolidated net tangible asset value per share *(%)*
Disapproved	19-Feb-03	eSun Holdings Limited	Hotel management, media and entertainment	7.64	0.28	27.27	30.58	5.02	(91.41)
Disapproved	23-Apr-03	Kerry Properties	Property investment and development	554.14	9.50	58.33	48.67	51.06	(39.76)
Approved	3-May-03	Top Glory International	Property investment and development	53.35	0.74	72.09	74.46	73.66	(44.78)

Status of the Precedent Proposals	Date of announcement of the Precedent Proposals	Company	Principal activities	Last full trading day market capitalisation	Offer price	Premium of offer price over closing price/average closing share price prior to the privatisation announcement			Premium/ (Discount) of offer price to adjusted consolidated net tangible asset value per share
						Last trading day	1-month trading days	3-month trading days	
				(HK$ in millions)	*(HK$)*	*(%)*	*(%)*	*(%)*	*(%)*
Approved	21-May-03	Oxford Properties & Finance Limited	Property investment and development	893.55	15.00	59.57	70.84	90.4	30.55
Approved	21-May-03	SIIC Medical Science and Technology (Group)	Manufacturing, sales and distribution	32.19	2.15	14.97	24.28	35.22	76.23
Approved	26-May-03	Pacific Concord Holding Limited	Manufacturing	33.25	0.65	51.16	60.89	46.40	(64.48)
Disapproved	25-Jul-03	JCG Holdings Limited	Personal and commercial lending	90.82	4.61	19.70	21.30	25.60	0.24
Approved	20-Aug-03	iLink Holdings Limited	Operation of data Centres	3.00	0.04	75.00	66.67	52.17	(7.90)
Approved	31-Oct-03	Chevalier Construction Holdings Limited	Construction services and maintenance	4.07	0.25	16.28	23.76	58.23	(21.88)
Approved	13-Oct-04	Alpha General (Holdings) Limited	Provisions of electrical appliances	88.07	0.70	125.81	133.33	125.81	(46.97)
Approved	4-Nov-04	The Kwong Sang Hong International Limited	Property trading and leasing	6.30	1.25	5.04	36.17	64.04	(31.69)
Approved	29-Dec-04	Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	41.61	3.80	10.95	23.88	28.98	108.79
Approved	3-May-05	Hutchison Global Communications Holdings Limited	Telecommunications services	23.95	0.65	36.84	43.33	44.55	1797.81
Approved	19-May-05	Henderson China Holdings Limited	Property investment and development	533.36	8.00	66.67	64.27	68.42	(36.05)

Status of the Precedent Proposals	Date of announcement of the Precedent Proposals	Company	Principal activities	Last full trading day market capitalisation (HK$ in millions)	Offer price (HK$)	Premium of offer price over closing price/average closing share price prior to the privatisation announcement: Last trading day (%)	1-month trading days (%)	3-month trading days (%)	Premium/ (Discount) of offer price to adjusted consolidated net tangible asset value per share (%)
Disapproved	12-Jul-05	Guangdong Tannery Limited	Manufacturing and sales of leather	8.99	0.28	32.10	52.20	41.40	(6.40)
Approved	16-Aug-05	Henderson Cyber Limited	Information technology services and investment	38.18	0.42	90.91	110.00	106.40	180.00
Pending on approval from Shareholders	27-Sep-05	Sunday Communication Limited	Telecommunication services	4.29	0.65	6.60	3.20	6.60	204.00
Approved	30-Aug-05	Far Eastern Polychem Industries Limited	Production and distribution of polyester products	125.62	2.20	57.10	57.70	55.00	(23.90)
			Total number of 18 proposals						
			Average	1,584.49		45.91	52.53	54.39	110.13
			13 successfully completed proposals						
			Average	1,293.04		52.49	60.74	65.33	147.36
			5 disapproved or pending on approval from shareholders proposals						
			Average	1,951.88		24.00	25.99	21.61	11.11
		NWTMT	**Telecommunication, Media and Technology**		**0.75**	**78.57**	**70.13**	**63.66**	**2.74**

Source: Bloomberg, announcement and offer documents of the Precedent Proposals.

5.4.1 *Cancellation Price at premium/discount over the Last Full Trading Price*

We note that the Cancellation Price at HK$0.75 per Share was at a premium of approximately 78.57% over the Last Full Trading Price, which is within the range of approximately 5.04% to 125.81% and above the average of approximately 52.49% for the 13 approved privatisation transactions for the period under review.

5.4.2 ***Cancellation Price at premium/discount over the average trading price for 1-month up to and including the Last Full Trading Day***

We note that the Cancellation Price at HK$0.75 per Shares was at a premium of 70.13% over 1-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 23.76% to 133.33% and above the average of approximately 60.74% for the 13 approved privatisation transactions for the period under review.

5.4.3 ***Cancellation Price at premium/discount over the average trading price for 3-month up to and including the Last Full Trading Day***

We note that the Cancellation Price at HK$0.75 per Shares was at a premium of approximately 63.66% over 3-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 28.98% to 125.81% and slightly below the average of approximately 65.33% for the 13 approved privatisation transactions for the period under review.

5.4.4 ***Cancellation Price at premium/discount to the ANTA per share***

The ANTA of the NWTMT Group as at 30 June 2005 of approximately HK$697.14 million was based on net assets exclude minority interests of approximately HK$712.02 million extracted from the annual report as at 30 June 2005 and subtract intangible assets. On the basis of 952,180,007 Shares in issue as at 30 June 2005, the ANTA per Share as at 30 June 2005 would be approximately HK$0.73 per Share. Hence, the Cancellation Price at HK$0.75 per Share would be at premium of approximately 2.74% over the ANTA per Share of approximately HK$0.73 per Share.

We note that the Cancellation Price at HK$0.75 per Shares was at a premium of approximately 2.74% over ANTA per Share, which is within the range of the premium/(discount) of offer price over the ANTA per Share for the 13 approved privatisation transactions of approximately 64.48% in discount to approximately 1,797.81% in premium for the period under review.

Having considered the above as a whole, given that (i) the Cancellation Price at a premium of approximately 78.57% over the Last Full Trading Price, which is within the range of approximately 5.04% to 125.81% and above the average of 52.49% for the 13 approved privatisation transactions for the period under review; (ii) the Cancellation Price at a premium of approximately 70.13% over 1-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 23.76% to 133.33% and above the average of approximately 60.74% for the 13 approved privatisation transactions for the period under review; (iii) the Cancellation Price at a premium of approximately

63.66% over 3-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 28.98% to 125.81% for the 13 approved privatisation transactions for the period under review; and (iv) the Cancellation Price at a premium of approximately 2.74% over ANTA per Share of approximately HK$0.73, which is within the range of the premium/(discount) of the offer price over the ANTA per Share for the 13 approved privatisation transactions of approximately 64.48% in discount to approximately 1,797.81% in premium for the period under review, we are of the view that the Cancellation Price is favourable to Scheme Shareholders.

Having considered the above as a whole, given that (i) the Cancellation Price is at a premium in a range of approximately 50.98% to 79.86% over the Last Full Trading Price to the average closing prices for 5, 10, 30, 60 and 180 trading days up to and including the Last Full Trading Day; (ii) any of the Scheme Shareholders wishes to dispose of a significant shareholding in the market may cause certain downward pressure on the market price of the Share (given that the trading volume in the absence of any particular news or announcement) ranged from approximately 0.25% to approximately 15.07% of the total issued Shares of NWTMT; (iii) the enterprise value to sales ratio of NWTMT based on the Cancellation Price at approximately 9.69 times is higher than the range of the Comparable Companies of approximately 1.28 times to 6.96 times; (iv) the Cancellation Price at a premium of approximately 78.57% over the Last Full Trading Price, which is within the range of approximately 5.04% to 125.81% and is above the average of approximately 52.49% for the 13 approved privatisation transactions for the period under review; and at a premium of approximately 70.13% over the 1-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 23.76% to 133.33% and above the average of approximately 60.74% for the 13 approved privatisation transactions for the period under review; and at a premium of approximately 63.66% over the 3-month average trading price up to and including the Last Full Trading Day, which is within the range of approximately 28.98% to 125.81% for the 13 approved privatisation transactions for the period under review; and (v) the Cancellation Price at HK$0.75 per Share is at premium of approximately 2.74% over the ANTA per Share of approximately HK$0.73 per Share and is within the range of the premium/(discount) of offer price over the ANTA per Share for the 13 approved privatisation transactions of approximately 64.48% in discount to approximately 1,797.81% in premium for the period under review, we are of the view that the Cancellation Price is favourable to the Independent Shareholders.

OVERALL RECOMMENDATION

Having considered the principal factors and reasons referred to above, we are of the view that the terms of the Proposal, including the Cancellation Price, are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the appropriate resolution to approve the Scheme at the Court Meeting and a special resolution to approve and give effect to the reduction of the issued share capital of NWTMT at the Extraordinary General Meeting.

Yours faithfully, For and on behalf of Commerzbank AG Hong Kong Branch		Yours faithfully, For and on behalf of Access Capital Limited
Harald W. A. Vogt **General Manager**	**Helen Ho** **Head of Corporate Finance** **- M&A Advisory**	**Jeanny Leung** **Managing Director**

SCHEME OF ARRANGEMENT FOR THE CANCELLATION OF THE SCHEME SHARES AND THE PAYMENT OF THE CANCELLATION PRICE

INTRODUCTION

It was announced on 2 November 2005 that NWD had on 1 November 2005 requested the Board to put forward the Proposal to the Scheme Shareholders for consideration.

The purpose of this Explanatory Memorandum is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Shareholders other relevant information.

A letter from the Board is set out on pages 10 to 21 of this document. A letter from the Independent Board Committee, together with a letter from Commerzbank and Access Capital to the Independent Board Committee, in connection with the Proposal are set out on pages 22 to 61 of this document. The terms of the Scheme are set out on pages 132 to 138 of this document.

SUMMARY OF THE PROPOSAL

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve the cancellation and extinguishment of the Scheme Shares and a reduction of the issued share capital of NWTMT of HK$435,618,522 under the Companies Law. Forthwith upon such reduction of capital taking effect, the share capital of NWTMT will be increased to its former amount of HK$952,180,007 by the issue of the same number of Shares as is equal to the Scheme Shares cancelled and the credit arising in NWTMT's books of account as a result of the capital reduction will be applied in paying up in full at par the 435,618,522 new Shares issued, credited as fully paid, to the Controlling Party or as NWD may direct. Accordingly, NWTMT will become an indirect wholly-owned subsidiary of NWD. The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, all of the Scheme Shareholders whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Price of HK$0.75 in cash for each Scheme Share held. **The Cancellation Price per Scheme Share will not be increased, and NWD does not reserve the right to do so.**

Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous rights to which NWD may otherwise be, or claim to be, entitled against any Scheme Shareholders.

As at the Latest Practicable Date, there were no options, warrants or convertible securities in respect of the Shares held by NWD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by NWD or parties acting

in concert with it. As at the Latest Practicable Date, the authorised share capital of NWTMT was HK$2,000,000,000 divided into 2,000,000,000 Shares and the issued share capital of NWTMT was HK$952,180,007 divided into 952,180,007 Shares. Apart from the Shares, NWTMT does not have any warrants, options, derivatives, convertible securities or other securities in issue.

On the bases of the Cancellation Price and of a total of 435,618,522 Scheme Shares and 516,561,485 Shares of which the Controlling Party was the legal and/or beneficial owner as at the Latest Practicable Date, the entire issued share capital of NWTMT is valued at approximately HK$714.1 million under the Proposal. The amount of cash required for the Proposal is approximately HK$326.7 million which will be payable by NWD. NWD intends to finance the cash required for the Proposal from bank borrowings. Standard Chartered, the financial adviser to NWD, is satisfied that sufficient financial resources are available to NWD for the implementation of the Proposal.

The Scheme Shares to be cancelled (subject to, inter alia, approval of the Scheme at the Court Meeting and the passing of the special resolution to approve and give effect to the reduction of the issued share capital of NWTMT at the Extraordinary General Meeting) will be deemed to be free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions declared, made or paid on such Scheme Shares after the date of cancellation of such Scheme Shares pursuant to the Scheme.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on NWTMT and all Shareholders subject to the fulfillment or waiver (as applicable) of the following Conditions:

(a) the approval of the Scheme (by way of poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the reduction of the share capital of NWTMT by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of NWTMT;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of NWTMT, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of NWTMT;

(e) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of NWTMT being obtained; and

(h) if required, the obtaining by NWD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

NWD reserves the right to waive conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Monday, 20 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may allow) and the Scheme Shareholders will be notified accordingly by press announcements.

Independent Shareholders (including any beneficial owner of such Shares that gave voting instructions to a custodian or clearing house that subsequently voted at the Court Meeting) should note that they are entitled to appear in person or by counsel at the Grand Court at the 20 February 2006 hearing at which NWTMT will seek the sanction of the Scheme.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

The Cancellation Price represents:

- a premium of approximately 78.6% over the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of the Announcement);

- a premium of approximately 76.1% over the average closing price of approximately HK$0.426 per Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 1 November 2005;

- a premium of approximately 70.1% over the average closing price of approximately HK$0.441 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including 1 November 2005;

- a premium of approximately 66.4% over the average closing price of approximately HK$0.451 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including 1 November 2005;

- a premium of approximately 51.0% over the average closing price of approximately HK$0.497 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including 1 November 2005; and

- a premium of approximately 4.2% over the closing price of HK$0.72 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Historical share price information on the Shares is set out in Section 2 of Appendix II to this document.

Net Assets

As at 30 June 2005, the audited consolidated net assets of the NWTMT Group amounted to approximately HK$712.0 million or approximately HK$0.75 per Share. The Cancellation Price represents the audited consolidated net asset value per Share of approximately HK$0.75 as at 30 June 2005.

Losses

The NWTMT Group's audited consolidated loss for the year ended 30 June 2005 was approximately HK$866.2 million, representing a loss per Share of approximately HK$0.91. The loss included a full provision of approximately HK$377 million made against an unlisted investment in Intellambda Systems Inc..

The NWTMT Group's audited consolidated loss in respect of the previous financial year ended 30 June 2004 was approximately HK$5,507.3 million which is equivalent to a loss per Share of approximately HK$5.78. The loss was mainly due to a major provision in respect of investments in the interactive digital cable TV business for an aggregated amount of approximately HK$4,392 million, comprising (i) impairment losses on intangible assets and fixed assets and write-down of inventories to net realisable value totalling HK$1,310 million; and (ii) provisions for deposits for purchase of fixed assets and loans to investee companies and impairment losses on other investments totalling HK$3,082 million, all of which are the subject of the NWTMT Complaint set out under Section 5 headed "Material Litigation" in Appendix II to this document.

Dividend Yield

NWTMT has not paid cash dividend after the financial year ended 30 June 2000.

REASONS FOR AND BENEFITS OF THE PROPOSAL

The trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the 6 months up to and including 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of the Announcement) of approximately 296,118 Shares was approximately 0.09% of the free float of the Shares trading on the Stock Exchange. Given the low liquidity of the Shares traded on the Stock Exchange and NWTMT has not paid cash dividend after fiscal year 2000, the directors of NWD are of the opinion that there is currently limited exit potential for the Scheme Shareholders.

Since the NWD Group already own approximately 54.60% of NWTMT as at the Latest Practicable Date, the directors of NWD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of NWD. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by NWD and NWD have no intention of discontinuing NWTMT's businesses.

The directors of NWTMT have been informed by the board of directors of NWD that the Proposal will simplify the group structure and will bring about more flexibility to take the businesses of the NWTMT Group forward in an efficient and sustainable manner.

dissipation in computers and domestic heating systems. Further investment was made to strengthen the R&D aspect of the business.

One strategic acquisition was completed during the financial year ended 30 June 2005. NWTMT took a minority stake in eBANK Corp ("eBank"). This top Japanese Internet bank holds a Japanese banking license and serves over 1.2 million customers. eBank provides payment/settlement and related bank depository services over the Internet and through 39,000 ATMs in 7-Eleven stores and Postal Savings Offices. Existing shareholders include HSBC, GE Consumer Finance, Sumitomo Corp and GEMS. eBank registered a solid net profit in its first quarter (ended June 2005) and is exploring business opportunities in China in conjunction with NWTMT. eBank has decided to start overseas operations with representative offices being established within 2006. This will enable customers in Japan to enjoy merits such as cheaper commission charges, compared to other financial institutions, when remitting money abroad.

On the telecom front, Sunlong Group ("Sunlong"), which holds a number of licenses and marketing rights for telecom VAS in Mainland cities, improved its core business. One of the leading call centre operators in South China, Sunlong is studying the possibility of expansion in Beijing and Shanghai. In addition, Apex-Pro Systems Ltd ("Apex-Pro"), a subsidiary focused on ERP solutions, joined with New World Telecommunications Limited to serve the China enterprise market.

Liquidity and financial resources

As at 30 June 2005, the NWTMT Group had total cash and bank balances of approximately HK$516.3 million. Attributable Debt (being an aggregation of long-term bank loans of approximately HK$516 million, short-term bank loans of approximately HK$376 million and other borrowings of approximately HK$2,337 million less a bank loan undertaken by NWS of approximately HK$505 million) as at 30 June 2005 was approximately HK$2.72 billion. As at 30 June 2005, the gearing ratio (being the ratio of Attributable Debt to equity) was 383% and net current assets was approximately HK$2,355 million. The existing bank borrowings were all in Renminbi at fixed interest rates and represented 14% of Attributable Debt. The remaining Attributable Debt was in Hong Kong dollars at floating rates. The Attributable Debt was mainly unsecured, except for HK$360 million which were secured by pledged deposits and fixed assets. In addition, NWS had undertaken to repay the principal and interest of a bank loan of the NWTMT Group, of approximately HK$505 million as at 30 June 2005, from time to time as they fall due. The loan is secured by NWS' interests in certain joint ventures in Mainland China. On 22 September 2005, New World Finance Company Limited, a fellow subsidiary of NWTMT, agreed to extend the unsecured revolving credit facility to NWTMT of HK$3,530 million (included the outstanding loan balance and accrued interest payable totalling HK$2,408 million as at 30 June 2005) from 13 April 2006 to 21 March 2007.

Litigation – PrediWave

The NWTMT Complaint

As set out in the annual report as at 30 June 2005, the NWTMT Group filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US Court") (the "NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies in May 2004. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, the NWTMT Group entered into various agreements with the PrediWave Companies under which the NWTMT Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology of video-on-demand and other digital broadcasting and related technology and added value services (the "Technology"). The NWTMT Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from the PrediWave Companies. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, the NWTMT Group claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the NWTMT Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by the NWTMT Group in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

The directors of NWTMT considered that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint cannot be predicted. NWTMT has discussed with the external counsel of the NWTMT Group on the NWTMT Complaint, and note the following:

(i) a preliminary trial date of the NWTMT Complaint has been fixed at 16 June 2006 (the "Trial Date"). NWTMT understand from the counsel that notwithstanding the fixture of the Trial Date, there is still a possibility of delay as such date was fixed in accordance with a timetable that assumes all litigation procedures and events will be adhered. The counsel is of the view that there can be numerous reasons leading to a possible delay, hence, it is uncertain to provide an estimate as to the timing of another trial date if the Trial Date is to be delayed;

(ii) the outcome of the Trial, is subject to appeal by NWTMT and the PrediWave Companies; and

(iii) no settlement negotiation has been discussed between the NWTMT Group, including the directors of NWTMT, and the PrediWave Companies; nor has the NWTMT Group initiated or proposed any out-of-court settlement to the

NWTMT Complaint. Pursuant to Rule 222 of the California Rules of Court, on the court's own motion or at the request of any party, the court may set a mandatory settlement conference. Based on the discussions with the external counsel of the NWTMT Group, as a practical matter, mandatory settlement conferences are conducted in all cases in California unless the parties instead participate in a voluntary settlement conference or some other settlement or mediation which the court considers to be an adequate alternative to a mandatory settlement conference. It is, therefore, probable that a settlement conference or mediation will be held in this case before trial. NWTMT further understand from the external counsel that the mere fact that a settlement conference or mediation is held does not mean that the lawsuit will settle, and accordingly, there can be no certainty or assurance that the case will settle, regardless of whether a settlement conference or mediation is held.

Further from the annual report of NWTMT, the directors of NWTMT consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect that the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. NWTMT has applied for a temporary restraining order against the PrediWave Companies in 2004, such application was denied by the US Court without explanation.

The directors of NWTMT have, (i) in the absence of the availability of meaningful and updated financial information on the PrediWave Companies; and (ii) the uncertainty of the timing and the outcome of the litigation which would have a consequential significant effect on the amount of assets recoverable, made a full provisions of HK$3,082 million in the accounts for the year ended 30 June 2004 against the NWTMT Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

In respect of the likelihood of the recovery of HK$3,082 million in the event of the success of the NWTMT Complaint, apart from the timing and outcome uncertainties of the litigation, in the event that NWTMT succeeds in the ultimate hearing, NWTMT has to apply for enforcement of the judgment against the PrediWave Companies. In the event that the PrediWave Companies are unable or unwilling to pay for the judgment, winding-up proceedings or other enforcement orders might have to be initiated against the PrediWave Companies. As discussed above, currently, the directors of NWTMT are unable to ascertain the financial position of the PrediWave Companies nor the directors of NWTMT will have any control over any of the assets, including cash, of the PrediWave Companies, therefore, the directors of NWTMT are uncertain as to whether the PrediWave Companies will have enough assets to satisfy the judgment in the event that NWTMT succeeds in the NWTMT Complaints. Approximately HK$73.9 million has been used to initiate and defend the NWTMT Complaints for the year ended 30 June 2005.

The PrediWave Cross-Complaint

In May 2004, PrediWave filed a complaint in the United States District Court for the Northern District of California against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dismissed the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross-Complaint, PrediWave alleged that the NWTMT Group had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the NWTMT Group relating to the Technology totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

NWTMT believes it has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provisions for commitment and/or loss has been accounted for in the accounts of the NWTMT Group.

The legal proceedings of the NWTMT Complaint and the PrediWave Cross-Complaint will take at least months or even a few years, if there is an appeal process after the judgment, to come to a final settlement at court. Furthermore, even after a judgment in favour of NWTMT is handed down by the court, there may still be enforcement issues as to whether PrediWave will have any assets to satisfy judgment debts then, given that there is no freezing of assets or close control of it in the meantime. Furthermore, the directors of NWTMT have confirmed that since the filing of the NWTMT Complaint in May 2004, there has not been any discussions or negotiations between the NWTMT Group, the directors of NWTMT or any of its legal representatives and PrediWave with regard to any out of court settlement. Notwithstanding that there has been no discussions or negotiations between the parties as to out of court settlement, as noted from above, it is probable that the court may set a mandatory settlement conference before trial for the parties to consider out of court settlement. However, it is still uncertain at this point that the case will be settled if there is a settlement conference or mediation is held.

Given that (i) it will take a long period of time for the conclusion of the legal proceedings of the NWTMT Complaint and the PrediWave Cross-Complaint as explained above and the uncertainty of the outcome as advised by the legal counsel; (ii) even if NWTMT obtains a judgment in its favour, there will still be uncertainty as to the enforcement of the judgment debts; (iii) the NWTMT Group and its legal representatives have confirmed that there has been no discussions or negotiations between the parties with regard to out of court settlement, which may shorten the time to settle this dispute, the directors of NWTMT are of the view that, based on the advice from the legal counsel on the NWTMT Complaint and the PrediWave Cross-Complaint, the possibility of writing back part or the whole of the provisions in the financial year ended 30 June 2004 made with respect to the NWTMT Complaint in the near future is remote.

FUTURE INTENTIONS

NWD does not intend to dispose of or procure the Controlling Party to dispose of its beneficial interests in NWTMT, nor does it intend to discontinue any of the NWTMT Group's businesses following the implementation of the Proposal. NWD has no intention of discontinuing NWTMT's businesses upon the privatisation of NWTMT.

The directors of NWD have confirmed that, upon the privatisation of NWTMT, they do not intend to make any significant changes to the existing businesses in the near future.

Whether or not the Proposal is implemented, the directors of NWD do not have any intention to make any significant changes to the existing businesses, employment of the staff of the NWTMT Group or any significant redeployment of its fixed assets.

The listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTY, THE EXCLUDED PARTIES AND THE DIRECTORS OF NWTMT

As at the Latest Practicable Date, the Controlling Party was the legal and/or beneficial owner of 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT. Such Shares, by reason of the fact that the Controlling Party is an indirect wholly-owned subsidiary of NWD, will not form part of the Scheme Shares, and accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. The Controlling Party has also indicated that if the Scheme is approved at the Court Meeting, those Shares of which it is the legal and/or beneficial owner will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve and give effect to the reduction of the issued share capital of NWTMT.

In view of the interests of NWD in the Proposal and the direct or indirect relationships between the Excluded Parties and NWD as explained in the following paragraph, all of the 4,363,522 Shares of which the Excluded Parties are the legal and/or beneficial owners (representing approximately 0.46% of the issued share capital of NWTMT) will not be represented or voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with NWD under the Takeovers Code. These Shares do however form part of the Scheme Shares. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting to approve and give effect to the reduction of the issued share capital of NWTMT.

As at the Latest Practicable Date, FCIL, a wholly-owned subsidiary of NWS, which in turn was a non wholly-owned subsidiary of NWD, was the beneficial owner of 3,357,600 Shares, representing approximately 0.35% of the issued share capital of NWTMT; Brighton Management, which was wholly-owned by Mrs. Cheng, was the beneficial owner of 1,000,000 Shares, representing approximately 0.11% of the issued share capital of NWTMT; Dr. Sin Wai-Kin, David, an executive director of NWD, was the legal and/or beneficial owner of 5,594 Shares; Dr. Sin Wai-Kin, David was also deemed to be interested in the 53 Shares owned by his spouse, Madam Sin Lau Po-Lan; Mr. Liang Chong-Hou, David, an executive director of NWD, was the beneficial owner of 262 Shares; and Standard Chartered and other members of its group which were deemed to be acting in concert with NWD under the Takeovers Code were the beneficial owners of 13 Shares. In the circumstances, the legal and/or beneficial owners of these Shares, who are "Excluded Parties", are presumed to be parties acting in concert with NWD under the Takeovers Code because of their direct or indirect relationship with NWD.

Further information in respect of the interests of the directors of NWTMT, whether as such directors, Excluded Parties or Shareholders or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other Scheme Shareholders, are set out under Section 3 headed "Disclosure of Interests" in Appendix II to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

NWTMT will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Monday, 20 February 2006. In such an event, the listing of the Shares on the Stock Exchange is expected to be withdrawn on Tuesday, 21 February 2006.

The Scheme Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, the listing of the Shares on the Stock Exchange will be maintained.

REGISTRATION AND PAYMENT

It is proposed to close the Register immediately after 4:00 p.m. on Friday, 17 February 2006, or such other date as may be notified to the Scheme Shareholders by press announcements, in order to establish entitlements to the Cancellation Price under

the Scheme. The Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. NWTMT's branch share registrar in Hong Kong is Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Scheme becomes effective on Monday, 20 February 2006, cheques for the Cancellation Price will be sent to the Scheme Shareholders whose names appear on the Register at the Record Time, such cheques are expected to be despatched to the Scheme Shareholders on or before Thursday, 2 March 2006, and in any event within ten days from the Effective Date. As provided in the Scheme, on or after the day being six calendar months after the posting of such cheques, NWD shall have the right to cancel or countermand payment of any such cheque which has not then been cashed or has been returned uncashed, and shall place all monies represented thereby in a deposit account in NWTMT's name with a licensed bank in Hong Kong selected by NWTMT. NWTMT shall hold such monies on trust for those entitled under the terms of the Scheme until the expiry of six years from the Effective Date and shall, prior to such date, make payments thereout of the sums in accordance with Clause 3(e) of the Scheme to persons who satisfy NWTMT that they are respectively entitled thereto and that the cheques of which they are payees have not been cashed. On the expiry of six years from the Effective Date, NWD shall be released from any further obligation to make any payments under the Scheme and NWTMT shall thereafter transfer to NWD the balance (if any) of the sums then standing to the credit of the deposit account in its name subject, if applicable, to the deduction of any interest or withholding or other tax or any other deduction required by law and subject to the deduction of any expenses.

In the absence of any specific instructions to the contrary received in writing by NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, cheques will be sent by post in pre-paid envelopes to the Scheme Shareholders whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint Scheme Shareholders, to the registered address of that joint holder whose name stands first in the Register in respect of the joint holding. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. All such cheques will be sent by post in pre-paid envelopes at the risk of the persons entitled thereto and neither NWD nor NWTMT will be liable for any loss or delay in transmission.

OVERSEAS SCHEME SHAREHOLDERS

In so far as those Scheme Shareholders not resident in Hong Kong are concerned, they may be subject to the laws of the jurisdictions in which they reside. Such Scheme Shareholders should inform themselves of and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Scheme Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental approval, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

TAXATION

As the Scheme does not involve the sale and purchase of Hong Kong stock, no stamp duty will be payable pursuant to the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) on the cancellation and extinguishment of the Scheme Shares upon the Scheme becoming effective.

The Scheme Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Price would make such Scheme Shareholders liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

In accordance with the direction of the Grand Court, the Court Meeting has been convened for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). As regards the requirements under the Takeovers Code (and the Companies Law), such a resolution will only be considered to have been passed if (i) the Scheme is approved by a majority in number representing at least 75% of the votes attaching to the Shares of the Independent Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast (by way of poll) against the resolution at the Court Meeting is not more than 10% in value of all the Shares held by all of the Independent Shareholders. Based on 431,255,000 Shares held by the Independent Shareholders as at the Latest Practicable Date, 10% of such Shares amounted to 43,125,500 Shares. As at the Latest Practicable Date, the Controlling Party was the legal and/or beneficial owner of 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT. Such Shares, by reason of the fact that the Controlling Party is an indirect wholly-owned subsidiary of NWD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. In addition, the Excluded Parties, who as at the Latest Practicable Date were collectively the legal and/or beneficial owners of

4,363,522 Shares, representing approximately 0.46% of the issued share capital of NWTMT, and their nominees in whose names some of the Shares of which they are beneficially interested are registered, will not, for the reasons already explained above, be entitled to attend at the Court Meeting in person or by proxy in their capacity as Scheme Shareholders for the purpose of voting those Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting has been convened for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the reduction of the issued share capital of NWTMT. The special resolution will be passed provided that it is approved by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting. All Shareholders will be entitled to attend and vote on such special resolution at the Extraordinary General Meeting. The Controlling Party has also indicated that if the Scheme is approved at the Court Meeting, those Shares held by it will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting to approve the reduction of the issued share capital of NWTMT. There is no prohibition restricting the Excluded Parties from attending and voting at the Extraordinary General Meeting.

Notices of the Meetings are set out on pages 139 to 143 of this document. The Meetings will be held on Friday, 13 January 2006 at the respective times specified in such notices at Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong.

DEMAND FOR POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with Article 80 of the articles of association of NWTMT, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or otherwise required under the Listing Rules. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) any of the directors of NWTMT who individually or collectively (with the chairman of the meeting) hold proxies in respect of Shares representing five per cent. or more of the total voting rights at the meeting where, on a show of hands, such meeting votes in the opposite manner to that instructed by the grantors of those proxies; or

(c) at least five members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and entitled to vote; or

(d) any member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(e) any member or members present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

ACTION TO BE TAKEN BY THE SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not you are able to attend the Meetings in person, the Independent Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them with the principal place of business of NWTMT in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong as soon as possible, but in any case not later than the following respective times. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 10:30 a.m. on Wednesday, 11 January 2006 but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:00 a.m. on Wednesday, 11 January 2006. The completion and return of a form of proxy for any of the Meetings will not preclude you from attending the relevant Meeting and voting in person if you so wish. In the event that you attend a Meeting after having lodged the form of proxy, your form of proxy for that Meeting will be deemed to have been revoked.

NWTMT will only recognise persons whose names are registered on the register of members of NWTMT as Shareholders. Any beneficial owner of Shares whose Shares are held upon trust by and registered in the name of a nominee, trustee or other person will not be recognised by NWTMT as a Shareholder. Any beneficial owner of Shares (the "Beneficial Owner") whose Shares are registered in the name of a nominee, trustee, depository or any other authorised custodian or third party (the "Registered Owner") should contact such Registered Owner to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Shares beneficially owned by the Beneficial Owner should be voted at the Court Meeting and/or the Extraordinary General Meeting. A Beneficial Owner who wishes to attend the Court Meeting and/or the Extraordinary General Meeting personally should contact the Registered Owner directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the Court Meeting and/or the Extraordinary General Meeting and for such purpose the Registered Owner may appoint the Beneficial Owner as its proxy. The appointment of a proxy by the Registered Owner at the relevant Court Meeting and/or the Extraordinary General Meeting shall be

in accordance with all relevant provisions in the articles of association of NWTMT. In the case of the appointment of a proxy by the Registered Owner, the relevant forms of proxy shall be completed and signed by the Registered Owner and shall be lodged in the manner and before the latest time for lodging the relevant forms of proxy as more particularly set out in the paragraph above.

Any Beneficial Owner whose Shares are deposited in Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited and registered under the name of HKSCC Nominees Limited must, unless such Beneficial Owner is a person admitted to participate in CCASS as an investor participant (the "Investor Participant"), contact their broker, custodian, nominee or other relevant person who is, or has in turn deposited such Shares with, a CCASS participant ("Other CCASS Participant") regarding voting instructions to be given to such persons if they wish to vote in respect of the Scheme of Arrangement. The procedure for voting in respect of the Scheme of Arrangement by the Investor Participants and the Other CCASS Participants with respect to Shares registered under the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS" and the "CCASS Operational Procedures".

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Extraordinary General Meeting, the Register will be closed from Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9 January 2006. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Monday, 20 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT by the Grand Court, the Effective Date and the date of the withdrawal of the listing of the Shares on the Stock Exchange.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Memorandum.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated results of the NWTMT Group for each of the three financial years ended 30 June 2003, 2004 and 2005 extracted from the 2003, 2004 and 2005 annual reports of NWTMT.

	For the year ended		
	30 June 2005	**30 June 2004**	**30 June 2003 (Restated)** *(Note 1)*
	HK$'000	*HK$'000*	*HK$'000*
Turnover	353,774	368,847	383,461
Operating loss	(588,521)	(5,306,510)	(479,932)
Loss before taxation	(877,072)	(5,527,129)	(587,268)
Taxation	(4,164)	(737)	(64,212)
Loss after taxation (but before minority interests)	(881,236)	(5,527,866)	(651,480)
Minority interests	15,012	20,608	(39,188)
Loss attributable to Shareholders	(866,224)	(5,507,258)	(690,668)
Dividend *(Note 2)*	–	–	5,145,088
Loss per Share (HK$)	(0.91)	(5.78)	(0.73)

Notes:

1. Financial results for the year ended 30 June 2003 has been restated to reflect the adoption of Statement of Standard Accounting Practice 12 "Income Taxes" which become effective from the year ended 30 June 2003.

2. The special dividend by way of distribution in specie at the NWTMT Group level of approximately HK$5,145 million represented the net assets of NWS and its subsidiaries shared by the NWTMT Group as at 29 January 2003, being the date of such distribution. As disclosed in the 2003 Annual Report of NWTMT, the distribution in specie represented a distribution of all the ordinary shares of NWS held by NWTMT (including consideration shares issued by NWS and the ordinary shares allotted by NWS upon conversion in full of the preference shares) (the "NWS Distribution Shares") to its shareholders in the ratio of 5.87 NWS Distribution Shares to one NWTMT share held on 9 January 2003.

3. There were no extraordinary or exceptional items for the past three financial years.

There were no qualifications in the audited consolidated financial statements of NWTMT for the year ended 30 June 2003. PricewaterhouseCoopers, the auditors of NWTMT, issued a qualified opinion on the audited consolidated financial statements for the year ended 30 June 2004 because of the fundamental uncertainty and limitation of audit scope relating to pending litigations and limitation of audit scope relating to other investments. The auditors of NWTMT also issued a qualified opinion on the audited consolidated financial statements for the year ended 30 June 2005 because of the fundamental uncertainty and limitation of audit scope relating to pending litigations. Full texts of the aforesaid qualified opinions are set out in the reports of the auditors inside the 2004 and 2005 annual reports of NWTMT respectively.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE NWTMT GROUP FOR THE YEAR ENDED 30 JUNE 2005

The following information has been extracted from the audited consolidated financial statements of the NWTMT Group for the year ended 30 June 2005, the page numbers in the statements below refer to the 2005 annual report of NWTMT. For the purpose of the extracts set out below, the "Company" means NWTMT and the "Group" means "NWTMT Group".

Consolidated Profit and Loss Account

For the year ended 30 June 2005

	Note	**2005 HK$'000**	2004 HK$'000
Turnover	2(a)	**353,774**	368,847
Other revenue	2(a)	**38,884**	7,254
Other charges, net	3	**(460,912)**	(5,105,902)
Staff costs	4	**(76,066)**	(82,769)
Depreciation and amortization		**(23,438)**	(41,961)
Other operating expenses, net		**(420,763)**	(451,979)
Operating loss	5	**(588,521)**	(5,306,510)
Finance costs	6	**(106,302)**	(82,875)
Share of results of			
Associated companies		**(107,373)**	(123,875)
Jointly controlled entities		**(74,876)**	(13,869)
Loss before taxation		**(877,072)**	(5,527,129)
Taxation	7	**(4,164)**	(737)
Loss after taxation		**(881,236)**	(5,527,866)
Minority interests		**15,012**	20,608
Loss for the year	8	**(866,224)**	(5,507,258)
		HK$	HK$
Loss per share	10	**(0.91)**	(5.78)

Balance Sheets

As at 30 June 2005

		Group		Company	
		2005	2004	**2005**	2004
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Non-current assets					
Intangible assets	12	**14,883**	7,539	**–**	–
Fixed assets	13	**66,110**	74,410	**2,651**	2,397
Subsidiaries	14	**–**	–	**(219,089)**	(346,581)
Associated companies	15	**191,252**	263,190	**66,300**	84,177
Jointly controlled entities	16	**72,600**	64,536	**–**	–
Amount due from a fellow subsidiary	17	**312,065**	504,979	**312,065**	504,979
Loans receivable	18	**193,125**	317,823	**193,125**	317,823
Other investments	19	**139,202**	605,162	**–**	–
Deposits for purchase of fixed assets	20	**–**	–	**–**	–
Deposits for proposed investments	21	**37,977**	1,613,451	**–**	1,531,196
		1,027,214	3,451,090	**355,052**	2,093,991
Current assets					
Inventories and programmes	22	**50,442**	70,801	**11,285**	62,079
Debtors, deposits and prepayments	23	**149,816**	194,953	**10,775**	20,654
Deposits for proposed investments	21	**1,531,196**	–	**1,531,196**	–
Current portion of loans receivable	18	**719,855**	620,000	**699,855**	600,000
Amounts due from fellow subsidiaries	17	**232,064**	181,635	**200,085**	181,635
Pledged deposits	24	**360,664**	446,940	**331,500**	–
Bank balances and cash		**155,589**	202,292	**13,700**	91,892
		3,199,626	1,716,621	**2,798,396**	956,260

		Group		Company	
		2005	2004	**2005**	2004
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Current liabilities					
Creditors and accruals	25	**229,481**	176,613	**104,367**	62,504
Amounts due to minority shareholders		**44,525**	43,278	**–**	–
Short-term bank loans					
Secured		**348,385**	433,271	**–**	–
Unsecured		**28,037**	813,084	**–**	–
Current portion of bank and other borrowings	26	**194,497**	183,124	**–**	–
		844,925	1,649,370	**104,367**	62,504
Net current assets		**2,354,701**	67,251	**2,694,029**	893,756
Total assets less current liabilities		**3,381,915**	3,518,341	**3,049,081**	2,987,747
Financed by					
Share capital	27	**952,180**	952,180	**952,180**	952,180
Reserves	28	**(240,162)**	629,119	**(240,449)**	628,742
Shareholders' funds		**712,018**	1,581,299	**711,731**	1,580,922
Minority interests		**10,853**	14,005	**–**	–
Non-current liabilities					
Bank and other borrowings	26	**2,659,044**	1,923,037	**2,337,350**	1,406,825
		3,381,915	3,518,341	**3,049,081**	2,987,747

Consolidated Cash Flow Statement

For the year ended 30 June 2005

	Note	**2005 HK$'000**	2004 HK$'000
Cash flows from operating activities			
Net cash used in operations	31(a)	**(183,523)**	(49,477)
Interest received		**40,208**	24,996
Interest paid		**(55,339)**	(65,547)
PRC income tax paid		**(4,164)**	(906)
Net cash used in operating activities		**(202,818)**	(90,934)
Cash flows from investing activities			
Increase in investments in associated companies		–	(117,000)
Increase in amounts due from associated companies		**(3,434)**	(29,530)
Additions to fixed assets		**(10,555)**	(34,365)
Net change in amounts with jointly controlled entities		**(1,784)**	(22)
Increase in investments in jointly controlled entities		**(82,808)**	(73,904)
Increase in investments in non-trading securities		**(46,921)**	(379,239)
Investments in short-term deposits		–	(156)
Uplift of short-term deposits		–	7,800
Decrease/(increase) in deposits for proposed investment and deposits for purchase of fixed assets		**15,420**	(289,926)
Increase in loans receivable		–	(48,629)
Repayment of loans receivable		**24,843**	12,114
Proceeds from sales of fixed assets		**732**	27,119
Acquisition of additional interests in a subsidiary		**(19,913)**	–
Acquisition of subsidiaries	31(c)	–	11,856
Disposal of non-trading securities		–	41,059
Proceeds in relation to disposal of Wuhan bridges by NWS Holdings Limited ("NWSH")		**117,383**	–
Net cash used in investing activities		**(7,037)**	(872,823)
Net cash outflow before financing		**(209,855)**	(963,757)

	Note	**2005 HK$'000**	2004 HK$'000
Cash flows from financing activities			
Drawdown of bank and other borrowings		**930,525**	893,826
Drawdown of short-term bank loans		**1,039,252**	1,474,391
Increase in pledged deposits		**(551,428)**	(241,800)
Uplift of pledged deposits		**637,704**	249,383
Reimbursement of bank loan repayment from a fellow subsidiary		**181,635**	103,546
Repayment of bank and other borrowings		**(183,145)**	(104,698)
Repayment of short-term bank loans		**(1,909,185)**	(1,327,103)
Capital contributions from minority shareholders		**20,594**	7,011
Net cash from financing activities	31(b)	**165,952**	1,054,556
(Decrease)/increase in cash and cash equivalents		**(43,903)**	90,799
Cash and cash equivalents at beginning of year		**202,292**	111,493
Effect of foreign exchange rate changes		**(2,800)**	–
Cash and cash equivalents at end of year		**155,589**	202,292
Analysis of cash and cash equivalents			
Bank balances and cash		**155,589**	202,292

Consolidated Statement of Changes in Equity

For the year ended 30 June 2005

	Note	**2005** **HK$'000**	2004 HK$'000
Equity as at 1 July		**1,581,299**	7,088,557
Exchange difference not recognized in the profit and loss account	28	**(3,057)**	–
Loss for the year	28	**(866,224)**	(5,507,258)
Equity as at 30 June		**712,018**	1,581,299

Notes to the Accounts

1 PRINCIPAL ACCOUNTING POLICIES

In preparing these accounts, the Directors have taken into account the extension of existing unsecured revolving credit facility of HK$2,700 million and additional unsecured revolving credit facilities of HK$830 million granted by a fellow subsidiary and all other information that could reasonably be expected to be available and have ascertained that the Group and the Company have obtained adequate financial resources to support the Group and the Company to continue their operations for the foreseeable future. Under these circumstances, the Directors consider that it is appropriate to prepare the accounts on a going concern basis.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention as modified by the revaluation of non-trading securities.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKAS") (collectively the "HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. In preparing these accounts, the Group has early adopted the following HKFRS and HKASs:

HKFRS 3	Business Combination
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets

The adoption of HKFRS 3, HKASs 36 and 38 has resulted in a change in the accounting policy for goodwill. Details of the change in the accounting policy are set out in note (f)(i) below.

The early adoption of the above standards has not resulted in any changes to the opening reserves as at 1 July 2004 and does not have any significant impact to the results for the year ended 30 June 2005.

The Group has not early adopted the other new HKFRSs in the accounts for the year ended 30 June 2005. The Group has already commenced an assessment of the impact of these other new HKFRSs but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of its associated companies and jointly controlled entities. The results of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal respectively.

All material intra-group transactions and balances have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or reserve which was not previously charged or recognized in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

(c) Subsidiaries

Subsidiaries are companies, including equity or co-operative joint ventures in the People's Republic of China (the "PRC"), in which the Group has the power to exercise control governing the financial and operating policies of the companies.

(d) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and they have established a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities include the Group's share of net assets and goodwill (net of any accumulated impairment loss) on acquisition. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the equity share capital held thereby.

(ii) Co-operative joint ventures

Co-operative joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a cooperative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortized over the joint venture period.

(e) Associated companies

An associated company is a company other than a subsidiary or a jointly controlled entity, in which the Group's interest is held for the long-term and is substantial, and significant influence is exercised through representations on the board of directors. The Group's investments in associated companies include the Group's share of net assets and goodwill (net of any accumulated impairment loss) on acquisition.

(f) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of net identifiable assets of the acquired subsidiaries, associated companies or jointly controlled entities at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and jointly controlled entities is included in investments in associated companies and jointly controlled entities. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

In prior years, goodwill arising from acquisitions on or after 1 July 2001 was amortized using the straight-line method over its estimated useful live of not more than 20 years. Goodwill was assessed for an indication of impairment at each balance sheet date.

In accordance with HKFRS 3, the Group ceased amortization of goodwill from 1 July 2004. The accumulated amortization as at 30 June 2004 has been eliminated with a corresponding decrease in the cost of goodwill.

(ii) Licenses and software

Expenditure on acquired licenses and software is capitalized and amortized using the straight-line method over the shorter of their estimated useful lives and licence period, but not exceeding 20 years from the date when they are available for use. Licences and software are not revalued as there is no active market for these assets.

(iii) Development costs

Development costs incurred for design and testing of new or improved products, where technical feasibility has been demonstrated and there is an ability to sell or use the asset that will generate probable future economic benefits, are recognized as an asset and amortized on a straight-line basis over a period of not more than five years.

(g) Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(h) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of fixed assets is calculated to write off their costs less accumulated impairment losses over their estimated useful lives, using the straight-line method. The estimated useful lives are summarized as follows:

Leasehold land	Remaining lease terms
Buildings	11 to 60 years
Machinery and other equipment	5 to 10 years
Interactive television network system and equipment	7 to 10 years
Leasehold improvements	2 to 10 years
Furniture and fixtures	3 to 10 years
Motor vehicles	3 to 10 years

No depreciation is provided in respect of construction in progress.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(i) Other investments

Other investments are securities held by the Group for non-trading purposes. They are stated at their fair values at the balance sheet date. Fair value is estimated by the Directors with

reference to market price or, in case of unquoted investments, net asset value of the respective investment. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back to the profit and loss account when the circumstances and events that led to the impairment cease to exist.

(j) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in-first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

(k) Programmes

Programmes are stated at cost less accumulated amortization and impairment losses. Cost comprises direct expenditure and appropriate proportion of production overheads. Programmes costs are amortized based on the ratio of the actual gross revenues of the current year to the estimated remaining total gross revenues from all sources on an individual production basis.

(l) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits with banks which are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes and bank overdrafts.

(m) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(n) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

(o) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under the operating leases net of any incentives received from the lessors are charged to the profit and loss account on the straight-line basis over the lease periods.

(q) Employee benefits

(i) Retirement benefit costs

The Group operates a defined contribution retirement scheme (the "ORSO Scheme") which is available to all the Company's employees in Hong Kong whose employment commenced before 1 October 2000. The assets of the ORSO Scheme are held separately in an independently administered fund. The Group's contributions to the ORSO Scheme are based on rates ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred. The Group's contributions in respect of employees who leave the ORSO Scheme are not forfeited to reduce the employer's contributions for the year.

A mandatory provident fund scheme (the "MPF Scheme") was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Commencing on 1 December 2000, newly-joined employees are compulsorily required to join the MPF Scheme. Employees under the ORSO Scheme were offered an option to elect between the ORSO Scheme and the MPF Scheme. The Group's contributions to the MPF Scheme are ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred.

The Group also contributes to employee pension schemes established by municipal government in respect of certain subsidiaries and joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and retired employees of the Group. Contributions to these schemes are expensed as incurred.

(ii) Employee leave entitlements

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(r) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at average rates. Exchange differences arising therefrom are dealt with as a movement in reserves.

(s) Borrowing costs

All borrowing costs are expensed in the profit and loss account in the year in which they are incurred.

(t) Revenue recognition

Advertising income is recognized when the advertisements are telecast or commercials appear before the public.

Income from the distribution of television programmes is recognized when the Group's entitlement to such payments has been established which is upon the delivery of the master copy or materials to the customers.

Other service fee income including call centre, media or software related services is recognized when services are rendered.

Interest income is recognized on a time proportion basis that takes into account the principal outstanding and the effective interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

2 TURNOVER, OTHER REVENUE AND SEGMENT INFORMATION

(a) Turnover and other revenue

	2005	2004
	HK$'000	HK$'000
Turnover		
Advertising	**317,984**	333,622
Programme distribution	**17,908**	28,398
Other service fee	**21,822**	13,033
	357,714	375,053
Business tax	**(3,940)**	(6,206)
	353,774	368,847
Other revenue		
Bank and other interest	**38,884**	7,254
	392,658	376,101

The Group is principally engaged in telecommunications, media and technology ("TMT") businesses.

(b) Segment information

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

The Group focuses in TMT segment. No analysis of the Group's segment information by business segments is presented as all the Group's activities and operations are attributable to TMT segment.

In respect of geographical segment reporting, turnover, total assets and capital expenditure are where the assets are located. There are no sales or other transactions between the geographical segments. Segment assets consist primarily of fixed assets, receivables and operating cash. Capital expenditure comprises additions to fixed assets, intangible assets, including additions resulting from acquisitions through purchases of subsidiaries.

An analysis of the Group's segment information by geographical segments is as follows:

	Revenues HK$'000	Total assets HK$'000	Capital expenditure HK$'000
2005			
China mainland	342,789	2,076,671	8,426
Hong Kong	10,985	16,524	159
Overseas	–	46,922	–
	353,774	2,140,117	8,585
Associated companies		191,252	
Jointly controlled entities		72,600	
Unallocated assets		1,822,871	
Total assets		4,226,840	
2004			
China mainland	359,457	2,113,699	289,989
Hong Kong	9,390	65,027	43,504
Overseas	–	596,998	–
	368,847	2,775,724	333,493
Associated companies		263,190	
Jointly controlled entities		64,536	
Unallocated assets		2,064,261	
Total assets		5,167,711	

3 OTHER CHARGES, NET

	2005 HK$'000	2004 HK$'000
Impairment losses on:		
Intangible assets (note 12)	(4,138)	(401,232)
Fixed assets (note 13)	(1,314)	(663,663)
Other investments	(512,881)	(2,272,361)
Provision for:		
Amounts due from jointly controlled entities	(1,394)	(14,469)
Amounts due from associated companies	(4)	(113,040)
Other receivables	(77,071)	(29,246)
Deposits for proposed investments	(28,858)	(81,281)
Deposits for purchase of fixed assets (note 20)	–	(843,869)
Loans receivable	(6,542)	(99,806)
Loans to investee companies	–	(304,201)
Write-down of inventories to net realizable value	(12,955)	(291,406)
(Loss)/gain on disposal of:		
Fixed assets	(2,638)	58
Other investments	–	3,876
Gain in relation to disposal of Wuhan bridges by NWSH	154,878	–
Write-back of impairment loss on other investments	–	4,738
Write-back of provision for amounts due from associated companies	32,005	–
	(460,912)	(5,105,902)

Other charges for the year ended 30 June 2004 include charges of HK$4,392 million comprising (i) impairment losses on intangible assets and fixed assets and write-down of inventories to net realizable value totaling HK$1,310 million; and (ii) provisions for deposits for purchase of fixed assets and loans to investee companies and impairment losses on other investments totaling HK$3,082 million, all of which are the subject of the NWTMT Complaint (note 29(a)).

4 STAFF COSTS

	2005 HK$'000	2004 HK$'000
Salaries, wages and allowances	71,935	78,956
Pension costs for defined contribution plans	4,131	3,813
	76,066	82,769

Staff costs are stated net of reimbursement from New World PCS Limited ("NWPCS") and New World Telecommunications Limited ("NWT") in respect of call centre management services provided to NWPCS and NWT.

5 OPERATING LOSS

Operating loss is stated after charging the following:

	2005 **HK$'000**	2004 HK$'000
Amortization of:		
Intangible assets	**1,274**	903
Programmes	**14,194**	18,533
Auditors' remuneration		
Provision for the year	**4,286**	3,334
Underprovision in respect of prior year	**1,300**	–
Depreciation	**7,970**	22,525
Rental for leased premises	**12,264**	11,897

Depreciation is stated net of reimbursement from NWPCS and NWT in respect of call centre management services provided to NWPCS and NWT.

6 FINANCE COSTS

	2005 **HK$'000**	2004 HK$'000
Interest on bank loans		
Wholly repayable within five years	**86,177**	103,336
Not wholly repayable within five years	**402**	478
Interest on other borrowings		
Wholly repayable within five years	**52,123**	22,302
	138,702	126,116
Reimbursement from NWSH (note 17)	**(32,400)**	(43,241)
	106,302	82,875

7 TAXATION

	2005 HK$'000	**2004** HK$'000
Company and subsidiaries		
PRC income tax	4,164	714
Deferred tax	–	23
	4,164	737

No Hong Kong profits tax has been provided for the year as the Group has no estimated assessable profit arising in or deriving from Hong Kong. PRC income tax has been provided on the estimated assessable profits for the year at the prevailing rate of taxation.

The taxation on the Group's loss before taxation differs from the theoretical amount that would arise using the applicable income tax rate prevailing in the territory in which the Group's principal operating subsidiaries operate as follows:

	2005 **HK$'000**	2004 HK$'000
Loss before taxation	**(877,072)**	(5,527,129)
Calculated at a taxation rate of 17.5%	**(153,488)**	(967,247)
Effect of different taxation rates in other countries	**(17,042)**	(15,149)
Income not subject to taxation	**(30,276)**	(4,491)
Expenses not deductible for taxation purposes	**197,989**	983,681
Tax losses not recognized	**3,667**	–
Utilisation of previously unrecognized tax losses	**(34)**	(354)
Temporary differences not recognized	**3,348**	4,016
Other items	**–**	281
Taxation charge	**4,164**	737

8 LOSS FOR THE YEAR

Loss for the year includes a loss of HK$869,191,000 (2004: HK$5,537,024,000) which is dealt with in the accounts of the Company.

9 DIVIDEND

The Board of Directors does not recommend the payment of a dividend for the year ended 30 June 2005 (2004: Nil).

10 LOSS PER SHARE

The calculation of loss per share is based on the loss for the year of HK$866,224,000 (2004: HK$5,507,258,000) and 952,180,007 (2004: 952,180,007) shares in issue during the year.

Diluted loss per share is not presented as there is no dilutive potential share in issue.

11 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors are as follows:

	2005			
Name of Director	Fees HK$'000	Salaries and other emoluments HK$'000	Contributions to retirement benefit scheme HK$'000	Total HK$'000
Executive Directors				
Dr Cheng Kar-Shun, Henry	150	3,600	–	3,750
Mr Wong Chi-Chiu, Albert	100	1,667	129	1,896
Dr Wai Fung-Man, Norman	100	–	–	100
Mr Chan Wing-Tak, Douglas	–	1,754	–	1,754
Non-executive Directors				
Mr Fu Sze-Shing	100	–	–	100
Mr Wilfried Ernst Kaffenberger	100	–	–	100
Mr Yeung Kun-Wah, David (alternate Director to Mr Wilfried Ernst Kaffenberger)	–	–	–	–
Mr Lee Sean, Sammy	100	–	–	100
Mr Lai Hing-Chiu, Dominic (note)	100	–	–	100
Independent Non-executive Directors				
Dr Lam Man-Kit, Dominic	150	–	–	150
The Honourable Shek Lai-Him, Abraham	150	–	–	150
Mr Kong Chi-How, Johnson	150	–	–	150
Total	1,200	7,021	129	8,350

	2004			
Name of Director	Fees HK$'000	Salaries and other emoluments HK$'000	Contributions to retirement benefit scheme HK$'000	Total HK$'000
Executive Directors				
Dr Cheng Kar-Shun, Henry	50	3,600	–	3,650
Mr Wong Chi-Chiu, Albert	50	–	–	50
Dr Wai Fung-Man, Norman	50	–	–	50
Mr Chan Wing-Tak, Douglas	–	3,078	462	3,540
Non-executive Directors				
Mr Fu Sze-Shing	100	–	–	100
Mr Wilfried Ernst Kaffenberger	100	–	–	100
Mr Yeung Kun-Wah, David (alternate Director to Mr Wilfried Ernst Kaffenberger)	–	–	–	–
Mr Lee Sean, Sammy	100	–	–	100
Independent Non-executive Directors				
Dr Lam Man-Kit, Dominic	100	–	–	100
The Honourable Shek Lai-Him, Abraham	–	–	–	–
Mr Kong Chi-How, Johnson	–	–	–	–
Mr Lai Hing-Chiu, Dominic (note)	100	–	–	100
Total	650	6,678	462	7,790

Note: Mr Lai Hing-Chiu, Dominic was re-designated as Non-executive Director on 28 September 2004.

The emoluments have been included as part of the staff costs in note 4 to the accounts.

The five individuals whose emoluments were the highest in the Group for the year include 3 (2004: 2) Directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 2 (2004: 3) individuals during the year are as follows:

	2005 HK$'000	2004 HK$'000
Salaries and other emoluments	**3,000**	5,138
Contributions to retirement benefit scheme	**183**	328
	3,183	5,466

The emoluments fell within the following bands:

Emolument band HK$	**Number of individuals** **2005**	2004
1,000,000 – 1,500,000	**1**	1
1,500,001 – 2,000,000	**1**	1
2,000,001 – 2,500,000	**–**	1
	2	3

12 INTANGIBLE ASSETS

Group

	Goodwill	Development costs	Licenses	Software	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 July 2003					
Cost	–	–	327,600	73,632	401,232
Accumulated amortization and impairment losses	–	–	–	–	–
Net book amount	–	–	327,600	73,632	401,232
Year ended 30 June 2004					
Opening net book amount	–	–	327,600	73,632	401,232
Acquisition of subsidiaries	2,636	5,806	–	–	8,442
Amortization	(509)	(394)	–	–	(903)
Impairment losses	–	–	(327,600)	(73,632)	(401,232)
Closing net book amount	2,127	5,412	–	–	7,539
At 30 June 2004					
Cost	2,127	5,847	327,600	73,632	409,206
Accumulated amortization and impairment losses	–	(435)	(327,600)	(73,632)	(401,667)
Net book amount	2,127	5,412	–	–	7,539
Year ended 30 June 2005					
Opening net book amount	**2,127**	**5,412**	**–**	**–**	**7,539**
Additions	**12,756**	**–**	**–**	**–**	**12,756**
Amortization	**–**	**(1,274)**	**–**	**–**	**(1,274)**
Impairment losses	**–**	**(4,138)**	**–**	**–**	**(4,138)**
Closing net book amount	**14,883**	**–**	**–**	**–**	**14,883**
At 30 June 2005					
Cost	**14,883**	**5,847**	**327,600**	**73,632**	**421,962**
Accumulated amortization and impairment losses	**–**	**(5,847)**	**(327,600)**	**(73,632)**	**(407,079)**
Net book amount	**14,883**	**–**	**–**	**–**	**14,883**

Company

	Licenses HK$'000	Software HK$'000	Total HK$'000
At 1 July 2003			
Cost	327,600	73,632	401,232
Accumulated amortization and impairment losses	–	–	–
Net book amount	327,600	73,632	401,232
Year ended 30 June 2004			
Opening net book amount	327,600	73,632	401,232
Impairment losses	(327,600)	(73,632)	(401,232)
Closing net book amount	–	–	–
At 30 June 2004 and 2005			
Cost	327,600	73,632	401,232
Accumulated amortization and impairment losses	(327,600)	(73,632)	(401,232)
Net book amount	–	–	–

Licenses and software were purchased from PrediWave Corporation ("PrediWave") and are relating to billing system for PrediWave's interactive television, video-on-demand and other digital broadcasting and related Technology, which are the subject of the NWTMT Complaint (note 29(a)). As a result of the NWTMT Complaint, the Directors decided to discontinue the use of the Technology in launching the interactive television services in the PRC, and accordingly, a full impairment charge of HK$401,232,000 (note 3) was made against these assets during the year ended 30 June 2004.

Impairment test for goodwill

Goodwill is allocated to a Group's cash-generating unit in the PRC. The recoverable amount of the business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on management's best estimates of growth rates and discount rates.

13 FIXED ASSETS

Group

	Land and buildings HK$'000	Construction in progress HK$'000	Machinery and other equipment HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Interactive television network system and equipment HK$'000	Total HK$'000
Cost								
At 1 July 2004	38,958	8,575	86,252	9,029	28,981	10,492	619,224	801,511
Additions	–	553	3,086	2,537	2,628	1,751	–	10,555
Disposals	–	(275)	(447)	(292)	(3,808)	(2,894)	–	(7,716)
At 30 June 2005	**38,958**	**8,853**	**88,891**	**11,274**	**27,801**	**9,349**	**619,224**	**804,350**
Accumulated depreciation and impairment losses								
At 1 July 2004	5,534	7,539	71,998	4,338	12,863	5,605	619,224	727,101
Charge for the year	1,226	–	4,525	2,298	4,675	1,447	–	14,171
Impairment losses	–	1,314	–	–	–	–	–	1,314
Disposals	–	–	(350)	(75)	(1,761)	(2,160)	–	(4,346)
At 30 June 2005	**6,760**	**8,853**	**76,173**	**6,561**	**15,777**	**4,892**	**619,224**	**738,240**
Net book value								
At 30 June 2005	**32,198**	**–**	**12,718**	**4,713**	**12,024**	**4,457**	**–**	**66,110**
At 30 June 2004	33,424	1,036	14,254	4,691	16,118	4,887	–	74,410

Company

	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Interactive television network system and equipment HK$'000	Total HK$'000
Cost					
At 1 July 2004	988	4,283	2,751	775,031	783,053
Additions	1,358	278	306	–	1,942
Disposals	(292)	(475)	(1,287)	–	(2,054)
At 30 June 2005	**2,054**	**4,086**	**1,770**	**775,031**	**782,941**
Accumulated depreciation and impairment losses					
At 1 July 2004	427	3,132	2,066	775,031	780,656
Charge for the year	296	709	414	–	1,419
Disposals	(75)	(423)	(1,287)	–	(1,785)
At 30 June 2005	**648**	**3,418**	**1,193**	**775,031**	**780,290**
Net book value					
At 30 June 2005	**1,406**	**668**	**577**	**–**	**2,651**
At 30 June 2004	561	1,151	685	–	2,397

(a) The Group's land and buildings, all held in the PRC, at their net book values are analyzed as follows:

	2005 HK$'000	2004 HK$'000
Short-term lease	**3,666**	4,140
Medium-term lease	**13,737**	14,206
Long-term lease	**14,795**	15,078
	32,198	33,424

(b) Interactive television network system and equipment were purchased from PrediWave, and are the subject of the NWTMT Complaint (note 29(a)). As a result of the NWTMT Complaint, the Directors decided to discontinue the use of the Technology launching the interactive television services in the PRC, and accordingly, a full impairment charge was made against these assets during the year ended 30 June 2004.

(c) The net book value of fixed assets pledged as security for the Group's long-term bank loans amounted to HK$21,035,000 (2004: HK$21,526,000).

14 SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost less provision	**1,135,905**	1,135,905
Amounts receivable, net of provision	**580,630**	760,594
	1,716,535	1,896,499
Amounts payable	**(1,935,624)**	(2,243,080)
	(219,089)	(346,581)

Particulars of the Company's subsidiaries, which, in the opinion of the Directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2005, are given in note 37.

15 ASSOCIATED COMPANIES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Group's share of net assets	**124,952**	232,325	–	–
Amounts receivable, net of provision (note a)	**66,300**	30,865	**66,300**	84,177
	191,252	263,190	**66,300**	84,177

(a) The amounts receivable were unsecured, had no fixed terms of repayment and carried interest at the London Inter Bank Offered Rate except for an amount of HK$5,460,000 (2004: Nil) which was interest free.

(b) Particulars of the associated company, which, in the opinion of the Directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2005, are given in note 38.

16 JOINTLY CONTROLLED ENTITIES

	Group	
	2005	2004
	HK$'000	HK$'000
Companies limited by shares		
Share of net assets	**72,189**	85,168
Goodwill on acquisition	**63,585**	63,585
Accumulated amortization and impairment losses	**(63,585)**	(4,239)
Amount receivable (note a)	**411**	22
Amount payable (note b)	**–**	(80,000)
	72,600	64,536
Co-operative joint ventures		
Cost of investments	**61,694**	58,886
Share of undistributed post-acquisition results	**(61,694)**	(58,886)
Amounts receivable, net of provision	**–**	–
	–	–
	72,600	64,536

(a) Amount receivable was unsecured, interest free and had no fixed terms of repayment.

(b) Amount payable was unsecured, interest free and was fully repaid during the year.

(c) Particulars of the jointly controlled entity, which, in the opinion of the Directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2005, are given in note 39.

(d) The share of results of jointly controlled entities for the year ended 30 June 2005 includes an impairment of goodwill of HK$59,346,000 (2004: an amortization of goodwill of HK$4,239,000).

17 AMOUNTS DUE FROM FELLOW SUBSIDIARIES

The amounts receivable include HK$505 million (2004: HK$687 million) due from NWSH in respect of the principal and interest outstanding from the Group under a bank loan, the repayments of which are undertaken by NWSH from time to time as they fall due.

The remaining receivable is unsecured, interest free and repayable within twelve months from the balance sheet date.

18 LOANS RECEIVABLE

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Loans receivable	**912,980**	937,823	**892,980**	917,823
Current portion included in current assets	**(719,855)**	(620,000)	**(699,855)**	(600,000)
	193,125	317,823	**193,125**	317,823

Loans receivable include a loan of HK$600 million (2004: HK$600 million) due from a third party which is unsecured and bears interest at 3% per annum. The loan, together with the refund of deposits from the withdrawal of the proposed investment in the Network (note 21), is fully repayable by 30 November 2005.

19 OTHER INVESTMENTS

	Group	
	2005	2004
	HK$'000	HK$'000
Non-trading securities		
Unlisted shares, at fair value (notes a and b)	**139,202**	605,162
Loans to investee companies (note c)	**304,201**	304,201
Provision for loans (note c)	**(304,201)**	(304,201)
	139,202	605,162

(a) The unlisted non-trading securities include the equity investments in PrediWave and certain former associated companies of the Group (collectively the "PrediWave Companies"), which are the subject of the NWTMT Complaint (note 29(a)). Since the Directors were of the opinion that the Group was no longer able to effectively exercise significant influence over the financial and operating decisions of these companies, they were reclassified from associated companies to other investments during the year ended 30 June 2004. A full impairment provision of HK$1,933,894,000 was made against these assets during the year ended 30 June 2004.

(b) Unlisted non-trading securities also include an unlisted investment in Intellambda Systems Inc. ("Intellambda"), a company engaged in developing optical transport and switching platforms and providing the optical networking solutions for carriers planning on building or upgrading their metro and regional infrastructures. In assessing the carrying value of the investment in Intellambda, the Directors have taken into account the latest financial information of Intellambda, advice received from industry expert, future funding requirements of Intellambda and expected returns from launching its products. Based on the above, a full provision of approximately HK$377 million was made against this investment during the year ended 30 June 2005.

(c) A full provision was made against the loans to the PrediWave Companies which are the subject of the NWTMT Complaint (note 29(a)) during the year ended 30 June 2004.

20 DEPOSITS FOR PURCHASE OF FIXED ASSETS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Deposits	**843,869**	843,869	**843,869**	843,869
Provision	**(843,869)**	(843,869)	**(843,869)**	(843,869)
	–	–	**–**	–

The Group made deposits to PrediWave for purchase of interactive television network system and equipment which is the subject of the NWTMT Compliant (note 29(a)). A full provision of HK$843,869,000 (note 3) was made against these deposits during the year ended 30 June 2004.

21 DEPOSITS FOR PROPOSED INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cost less provision				
Deposits for the Network	**1,531,196**	1,531,196	**1,531,196**	1,531,196
Others	**37,977**	82,255	**–**	–
	1,569,173	1,613,451	**1,531,196**	1,531,196
Current portion included in current assets	**(1,531,196)**	–	**(1,531,196)**	–
	37,977	1,613,451	**–**	1,531,196

In 2002, the Group entered into an option agreement (the "Option Agreement") with a PRC entity for the acquisition (the "Acquisition") of an interest in a fibre optic backbone network (the "Network") in the PRC. Subject to certain conditions as stipulated in the Option Agreement, the Group was entitled to acquire up to 70% interest in the Network within two years from the date of the Option Agreement at a consideration of approximately HK$2,563 million.

The Group had paid approximately HK$1,531 million (2004: HK$1,531 million) as deposits for the Network. On 23 June 2004, the Group requested to withdraw from the Acquisition and the counterparties agreed on 3 September 2004 that these deposits for the Network, loans and other amounts owing to the Group totaling HK$2,160 million together with interest would be fully repaid to the Group by 30 November 2004. As of 30 June 2005, these amounts remained outstanding and unpaid. Pursuant to the agreement on extension of repayment entered into between the Company and the counterparties, the counterparties agreed to (i) repay the deposits paid for the Network, loans and other amounts owing to the Group totaling HK$2,160 million together with interest by 30 November 2005; (ii) pledge the 70% interest in the Network as a security to secure their repayment; and (iii) allow the Group to retain its option to re-enter the project if the repayment was not made in accordance with the agreement.

Having considered the legal advice from the Group's legal counsel, valuation of the Network performed by an independent professional valuer, the security obtained and the option available to the Group to re-enter the project, the Directors are of the view that the deposits paid for the Network, loans and other amounts owing to the Group are fully recoverable.

22 INVENTORIES AND PROGRAMMES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Raw materials (note)	**11,456**	62,079	**11,285**	62,079
Programmes, at cost less amortization	**38,986**	8,722	**–**	–
	50,442	70,801	**11,285**	62,079

The carrying amount of inventories that were carried at net realizable value amounted to HK$11,285,000 (2004: HK$62,079,000). These inventories, representing parts for production of interactive television equipment, are the subject of the NWTMT Complaint (note 29(a)).

23 DEBTORS, DEPOSITS AND PREPAYMENTS

(a) Debtors, deposits and prepayments include trade receivables due by its customers. The Group allows its trade customers a credit period normally ranging from 30 days to 180 days. The ageing analysis of the trade receivables is as follows:

	2005 HK$'000	2004 HK$'000
Current to 30 days	**33,494**	12,532
31 to 90 days	**15,776**	13,415
91 to 180 days	**10,937**	11,113
Over 180 days	**25,994**	24,735
	86,201	61,795

(b) Debtors, deposits and prepayments also include an amount of HK$2,804,000 (2004: Nil) due from a related company of which one of its directors is also a Director of the Company. The amount is unsecured, interest free and has no fixed terms of repayment.

24 PLEDGED DEPOSITS

Deposits have been pledged to banks as security for short-term loans granted to subsidiaries.

25 CREDITORS AND ACCRUALS

Creditors and accruals include trade payables and the ageing analysis of which is as follows:

	2005 HK$'000	2004 HK$'000
Current to 30 days	**26,949**	8,342
31 to 90 days	**5,363**	4,811
91 to 180 days	**9,228**	4,486
Over 180 days	**10,945**	9,524
	52,485	27,163

26 BANK AND OTHER BORROWINGS

	Group		Company	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Loan from a fellow subsidiary (note a)	**2,337,350**	1,406,825	**2,337,350**	1,406,825
Secured bank loans (note b)	**516,191**	699,336	–	–
	2,853,541	2,106,161	**2,337,350**	1,406,825
Current portion included in current liabilities	**(194,497)**	(183,124)	–	–
	2,659,044	1,923,037	**2,337,350**	1,406,825

(a) Loan from a fellow subsidiary is unsecured and bears interest at prevailing market rate. On 22 September 2005, the fellow subsidiary agreed to extend the revolving credit facility to the Company of HK$3,530 million (included the outstanding loan balance and accrued interest payable totalling HK$2,408 million as at 30 June 2005) to 21 March 2007 (note 1). Accordingly, the loan from a fellow subsidiary is classified as a non-current liability.

(b) Secured bank loans are repayable as follows:

	Group	
	2005	2004
	HK$'000	HK$'000
Within one year	**194,497**	183,124
Between one and two years	**206,568**	194,491
Between two and five years	**112,754**	317,346
After five years	**2,372**	4,375
	516,191	699,336

NWSH has undertaken to repay the principal and interest outstanding from the Group under certain bank loan of approximately HK$505 million (2004: HK$687 million) at 30 June 2005, from time to time as they fall due. The loan is secured by NWSH's interests in certain joint ventures in the PRC.

27 SHARE CAPITAL

	2005	2004
	HK$'000	HK$'000
Authorized:		
2,000,000,000 ordinary shares of HK$1 each	**2,000,000**	2,000,000
Issued and fully paid:		
952,180,007 ordinary shares of HK$1 each	**952,180**	952,180

Pursuant to the share option schemes adopted on 3 October 1997 (the "1997 Scheme") and 6 December 2001 (the "2001 Scheme"), the Company may grant options to directors and employees of the Company. No option had been granted under the 2001 Scheme since its adoption. The movements in the number of share options under the 1997 Scheme during the year and outstanding at 30 June 2005 are as follows:

Exercise price per share HK$	**At 1 July 2004**	**Lapsed during the year**	**At 30 June 2005**
10.20 (a)	240,000	(240,000)	–
12.00 (b)	960,000	(960,000)	–
	1,200,000	(1,200,000)	–

(a) Exercisable from 1 July 2000 to 1 June 2005.

(b) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

28 RESERVES

Group

	Contributed surplus HK$'000	Share premium HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Retained profit/ (accumulated losses) HK$'000	Total HK$'000
At 1 July 2003	2,650,991	660,047	–	–	2,825,339	6,136,377
Loss for the year	–	–	–	–	(5,507,258)	(5,507,258)
Net deficit on revaluation of non-trading securities	–	–	–	(2,267,623)	–	(2,267,623)
Impairment losses charged to profit and loss account (note 3)	–	–	–	2,272,361	–	2,272,361
Write-back of impairment loss transferred to profit and loss account (note 3)	–	–	–	(4,738)	–	(4,738)
At 30 June 2004	2,650,991	660,047	–	–	(2,681,919)	629,119
Company and subsidiaries	2,650,991	660,047	–	–	(2,482,628)	828,410
Jointly controlled entities	–	–	–	–	(68,337)	(68,337)
Associated companies	–	–	–	–	(130,954)	(130,954)
	2,650,991	660,047	–	–	(2,681,919)	629,119

Group

	Contributed surplus HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 July 2004	2,650,991	660,047	-	-	-	(2,681,919)	629,119
Foreign exchange adjustment	-	-	(2,800)	-	-	-	(2,800)
Share of reserve of a jointly controlled entity	-	-	(257)	-	-	-	(257)
Loss for the year	-	-	-	-	-	(866,224)	(866,224)
Transfer to capital reserve	-	-	-	1,476	-	(1,476)	-
Net deficit on revaluation of non-trading securities	-	-	-	-	(512,881)	-	(512,881)
Impairment losses charged to profit and loss account (note 3)	-	-	-	-	512,881	-	512,881
At 30 June 2005	**2,650,991**	**660,047**	**(3,057)**	**1,476**	**-**	**(3,549,619)**	**(240,162)**
Company and subsidiaries	2,650,991	660,047	(2,800)	1,476	-	(3,168,079)	141,635
Jointly controlled entities	-	-	(257)	-	-	(143,213)	(143,470)
Associated companies	-	-	-	-	-	(238,327)	(238,327)
	2,650,991	660,047	(3,057)	1,476	-	(3,549,619)	(240,162)

Company

	Contributed surplus HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Retained profit/ (accumulated losses) HK$'000	Total HK$'000
At 1 July 2003	3,269,219	660,047	-	2,236,500	6,165,766
Loss for the year	-	-	-	(5,537,024)	(5,537,024)
Surplus on revaluation of non-trading securities	-	-	1,922	-	1,922
Write-back of impairment loss transferred to profit and loss account	-	-	(1,922)	-	(1,922)
At 30 June 2004	3,269,219	660,047	-	(3,300,524)	628,742
Loss for the year	-	-	-	(869,191)	(869,191)
At 30 June 2005	**3,269,219**	**660,047**	**-**	**(4,169,715)**	**(240,449)**

The contributed surplus of the Company arose in 1995 when the Company issued shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's shares issued and the value of net assets of the companies acquired.

29 PENDING LITIGATIONS

(a) In May 2004, the Group filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, the Company alleged that, in reliance of the representations given by Mr Tony Qu and PrediWave, the Company entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. The Company complained of various breaches in relation to goods and services relating to the Technology, by Mr Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, the Group claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by the Company in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

The Directors have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

As the Directors of the Company consider that they cannot effectively monitor the utilization of funds by the PrediWave Companies, they expect that the utilization of funds for legal costs and other causes beyond their control will be significant throughout the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential significant effect on the amount of assets recoverable, the Directors have concluded that a full provision of HK$3,082 million made in the accounts for the year ended 30 June 2004 against the Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against the Company (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the PrediWave Complaint and filed a counter claim against the Company to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross-Complaint, PrediWave alleged that the Group had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against the Company in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to the Company and a declaration that PrediWave should be entitled to retain the deposits made by the Company under various purchase orders and agreements.

The Directors are of the view that the Company has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the accounts.

30 COMMITMENTS

(a) The capital commitments, principally for further investment in existing projects, are as follows:

	2005	2004
	HK$'000	HK$'000
Contracted but not provided for	**10,353**	118,118

The above capital commitments did not include commitments for purchase of fixed assets and intangible assets which are the subject of the PrediWave Complaint (note 29(b)).

(b) The Group has future aggregate minimum lease payments under operating leases in respect of land and buildings as follows:

	2005	2004
	HK$'000	HK$'000
Not later than one year	**6,083**	4,689
Later than one year but not later than five years	**3,421**	1,828
Later than five years	**–**	33
	9,504	6,550

31 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating loss to net cash used in operations

	2005 **HK$'000**	2004 HK$'000
Operating loss	**(588,521)**	(5,306,510)
Depreciation	**14,171**	22,525
Amortization of intangible assets	**1,274**	903
Amortization of cost of programmes	**14,194**	18,533
Gain on disposal of other investments	**–**	(3,876)
Impairment losses on other investments	**512,881**	2,272,361
Impairment losses on intangible assets	**4,138**	401,232
Impairment losses on fixed assets	**1,314**	663,663
Provision for loans to investee companies	**–**	304,201
Provision for deposits for proposed investments	**28,858**	81,281
Provision for amount due from a jointly controlled entity	**1,394**	14,469
Provision for amounts due from associated companies	**4**	113,040
Write-back of amount due from associated companies	**(32,005)**	–
Write-down of inventories to net realizable value	**12,955**	291,406
Loss/(gain) on disposal of fixed assets	**2,638**	(58)
Write-back of impairment loss on other investments	**–**	(4,738)
Gain in relation to disposal of Wuhan bridges by NWSH	**(154,878)**	–
Provision for deposits for purchase of fixed assets	**–**	843,869
Provision for loans receivable	**6,542**	99,806
Provision for other receivables	**77,071**	29,246
Interest income	**(38,884)**	(7,254)
Operating loss before working capital changes	**(136,854)**	(165,901)
(Increase)/decrease in debtors, deposits and prepayments	**(39,795)**	11,774
Increase in amounts due from fellow subsidiaries	**(31,979)**	–
Increase in creditors and accruals	**31,904**	67,623
(Decrease)/increase in amounts due to minority shareholders	**(8)**	12,884
(Increase)/decrease in inventories	**(6,791)**	24,143
Net cash used in operations	**(183,523)**	(49,477)

(b) Analysis of changes in financing

	Share capital including share premium HK$'000	Pledged deposits HK$'000	Short-term bank loans and bank and other borrowings HK$'000	Minority interests HK$'000	Total HK$'000
At 1 July 2003	1,612,227	(362,483)	2,411,842	–	3,661,586
Net cash from financing activities	–	7,583	1,039,962	7,011	1,054,556
Reclassified from unpledged deposit	–	(92,040)	–	–	(92,040)
Loan repayment in respect of the loan undertaken by NWSH	–	–	(103,546)	–	(103,546)
Minority interests' share of loss	–	–	–	(20,608)	(20,608)
Acquisition of subsidiaries	–	–	4,258	27,602	31,860
At 30 June 2004	1,612,227	(446,940)	3,352,516	14,005	4,531,808
Net cash from financing activities	–	86,276	59,082	20,594	165,952
Minority interests' share of loss	–	–	–	(15,012)	(15,012)
Loan repayment in respect of the loan undertaken by NWSH	–	–	(181,635)	–	(181,635)
Acquisition of additional interest in a subsidiary	–	–	–	(8,734)	(8,734)
At 30 June 2005	**1,612,227**	**(360,664)**	**3,229,963**	**10,853**	**4,492,379**

(c) **Acquisition of subsidiaries**

	2005 HK$'000	2004 HK$'000
Net assets acquired		
Fixed assets	–	13,617
Bank balances and cash	–	13,402
Debtors, deposits and prepayments	–	74,370
Intangible assets	–	5,806
Creditors and accruals	–	(49,153)
Taxation	–	(169)
Bank and other borrowings	–	(4,258)
Minority interests	–	(27,602)
	–	26,013
Goodwill on acquisition	–	2,636
Consideration	–	28,649
Satisfied by:		
Deposits for proposed investments	–	27,103
Cash	–	1,546
	–	28,649
Cash consideration	–	(1,546)
Bank balances and cash acquired	–	13,402
Net cash from acquisition of subsidiaries	–	11,856

32 RELATED PARTY TRANSACTIONS

In addition to those transactions with related parties disclosed elsewhere in the accounts, the following significant related party transactions were entered into by the Group during the year:

	2005 HK$'000	2004 HK$'000
Purchases from an associated company (note a)	–	365,558
Rental expense for leased premises reimbursed from an associated company (note b)	(957)	(1,200)
Interest expense to:		
A fellow subsidiary (note c)	52,019	20,955
A related company (note d)	–	1,139
Consultancy fee expense to a fellow subsidiary (note e)	2,186	1,414
Rental expense for leased premises to a fellow subsidiary (note f)	496	–
Call centre management services income from fellow subsidiaries (note g)	(2,324)	(1,417)

(a) This represented purchases of interactive television network system and equipment which were developed by PrediWave at prices mutually agreed by both parties. As at 30 June 2004, the Group paid approximately HK$843,869,000 as trade deposit to PrediWave (note 20).

(b) This represented the reimbursement of rental from an associated company. The reimbursement was based on the actual office space occupied by the associated company.

(c) Interest was charged at prevailing market rate.

(d) This represented interest on temporary advances from a related company which was charged at a rate mutually agreed between both parties.

(e) This represented consultancy fee paid in respect of consultancy services provided by NWT. The consultancy fee was charged based on the number and level of expertise of the NWT personnel deployed to provide the consultancy services and not exceeding HK$800,000 per month.

(f) The rental was charged at fixed monthly amounts as specified in the tenancy agreement.

(g) This represented call centre management services income received from NWPCS and NWT. The call centre management services income was charged based on the number of workstation used.

33 SUBSEQUENT EVENT

On 4 October 2005, the Group entered into an equity transfer agreement with Golden Strength Inc. in connection with the transfer of the entire equity interest in Dalian Shang Li De Heat Conduction Technology Co., Limited by Golden Strength Inc. to the Group in exchange for the Company's rights, title and interests in the loan in an aggregate amount of US$8.5 million due from Sunnet International Corporation. Upon completion of the transfer, the Company becomes the indirect sole owner of Dalian Shang Li De Heat Conduction Technology Co., Limited.

34 COMPARATIVE FIGURES

Certain comparative figures are reclassified or extended to conform with the current year's presentation.

35 ULTIMATE HOLDING COMPANY

The Directors of the Company consider New World Development Company Limited, incorporated and listed in Hong Kong, as being the ultimate holding company.

36 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 6 October 2005.

37 PRINCIPAL SUBSIDIARIES

	Share capital issued		Percentage of equity shares held by		
	Number	Par value per share	the Company	the Group	Principal activities
Incorporated in the British Virgin Islands and operating in Hong Kong					
Lotsgain Limited	100 ordinary	US$1	100	–	Investment holding
Incorporated in the British Virgin Islands and operating in the PRC					
General Wireless Technologies Inc.	10 ordinary	US$1	–	100	Exploration of wireless telecommunication network
Incorporated and operating in Hong Kong					
New World Allmedia Services Limited	2 ordinary	HK$1	–	100	Development of multimedia business

	Paid-up registered capital	Attributable interest to the Company	Attributable interest to the Group	Principal activities
Incorporated and operating in the PRC				
New World Infrastructure (China) Investment Limited	US$130,000,000	100	–	Investment holding
深圳新世界翔龍網絡技術有限公司	Rmb550,000,000	–	100	Exploration of wireless telecommunication network
深圳新世界翔龍科技發展有限公司	Rmb100,000,000	–	100	Exploration of wireless telecommunication network
深圳市翔龍通訊有限公司	Rmb100,000,000	–	100	Provision of telecommunication related services
北京信通傳之媒文化發展有限公司	Rmb100,000,000	–	70.1	Provision of advertising agency services, business consultancy services, production and distribution of TV programs
北京新世界威邁特高新技術有限公司	US$1,800,000	–	55	Provision of ATM multimedia advertising system
北京新世界熱能高科技發展有限公司	US$700,000	–	65	Development of heat transfer devices

38 PRINCIPAL ASSOCIATED COMPANY

	Share capital issued		Percentage of equity share held by		
	Number	Par value per share	the Company	the Group	Principal activities
Incorporated in the British Virgin Islands and operating in Hong Kong					
New QU Energy Limited	65,000,000 Common	–	–	–	Development of heat transfer devices
	35,000,000 Series A Preferred	–	–	100	

39 PRINCIPAL JOINTLY CONTROLLED ENTITY

	Share capital issued		Percentage of equity share held by		
	Number	Par value per share	the Company	the Group	Principal activities
Incorporated in Hong Kong and operating in the PRC					
China Aerospace New World Technology Limited	30,000,000 Ordinary	HK$1	–	50	Investment holding

3. SHARE CAPITAL

The authorised and issued share capital of NWTMT as at the Latest Practicable Date were as follows:

	Number of Shares	Nominal value *HK$*
Authorised	2,000,000,000	2,000,000,000
Issued and fully paid	952,180,007	952,180,007

There was no movement in the share capital of NWTMT for the period from 30 June 2005 up to the Latest Practicable Date.

Each of the Shares ranks pari passu in all respects, including dividends, voting and capital.

Apart from the Shares, NWTMT does not have any warrants, options, derivatives, convertible securities or other securities in issue. None of the unissued share or loan capital of NWTMT is subject to any warrants, options, derivatives or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued share or loan capital of NWTMT under any warrants, options, derivatives or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the NWTMT Group had outstanding borrowings of approximately HK$3,138 million comprising unsecured bank borrowings of approximately HK$19 million, secured bank borrowings of approximately HK$520 million, other secured borrowing of approximately HK$4 million, other unsecured borrowing due to a fellow subsidiary of approximately HK$2,550 million and other unsecured borrowings due to minority shareholders of certain subsidiaries of approximately HK$45 million.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and the material contingent liabilities set out under Section 5 headed "Material Litigation" in Appendix II to this document, the NWTMT Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

The directors of NWTMT have confirmed that there has been no material changes in NWTMT's indebtedness and contingent liabilities positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the NWTMT Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the NWTMT Group were made up.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the NWTMT Group has been supplied by the directors of NWTMT. The issue of this document has been approved by the directors of NWTMT, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the NWD Group (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the NWD Group (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the NWD Group (except the NWTMT Group)) misleading.

The information in this document relating to the NWD Group has been supplied by the directors of NWD. The issue of this document has been approved by the directors of NWD, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than that relating to the NWTMT Group) misleading.

2. MARKET PRICES

The Shares are traded on the Stock Exchange. The table below shows the respective closing prices of the Shares on the Stock Exchange (i) on the last trading day of each of the six calendar months preceding the Announcement Date, (ii) on 1 November 2005, being the last full trading day prior to the suspension of trading in the Shares pending the issue of the Announcement, and (iii) on the Latest Practicable Date.

Date	**Price per Share** *HK$*
31 May 2005	0.460
30 June 2005	0.485
29 July 2005	0.485
31 August 2005	0.450
30 September 2005	0.465
31 October 2005	0.410
1 November 2005	0.420
Latest Practicable Date	0.720

Source: the Stock Exchange

The lowest and highest closing prices per Share recorded on the Stock Exchange during the period from 3 May 2005, being the date six months prior to the Announcement Date, to the Latest Practicable Date were respectively HK$0.410 on 26 and 31 October 2005 and HK$0.730 on 2 December 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from the Announcement Date to the Latest Practicable Date, both dates inclusive, the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive, and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "NWD Shareholdings" means the NWD Shares and any other equity share capital of NWD, securities of NWD which carry substantially the same rights as the NWD Shares, and convertible securities, warrants, options and derivatives in respect of any of them and "NWTMT Shareholdings" means the Shares and any other securities of NWTMT which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) Interests and dealings in the Shares

(i) As at the Latest Practicable Date, NWD, through its indirect wholly-owned subsidiary, was interested in 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT.

Save as disclosed above, NWD and the Controlling Party did not have any NWTMT Shareholdings and had not dealt for value in any NWTMT Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following directors of NWD had the following interests in the Shares:

		Number of Shares held and nature of interest			Total number and percentage of issued share capital of NWTMT held	
Director	Note	Personal interests	Family interests	Corporate interests	Total	%
Dr. Cheng Kar-Shun, Henry	1	–	1,000,000	–	1,000,000	0.11
Dr. Sin Wai-Kin, David	2	5,594	53	–	5,647	0.00
Mr. Liang Chong-Hou, David	3	262	–	–	262	0.00

Notes:–

1. The 1,000,000 Shares were owned by Brighton Management, which was wholly-owned by the spouse of Dr. Cheng Kar-Shun, Henry.

2. Of these Shares, Dr. Sin Wai-Kin, David was the beneficial owner of 5,594 Shares, and the remaining 53 Shares were owned by his spouse.

3. Mr. Liang Chong-Hou, David was the beneficial owner of these Shares.

Dr. Cheng Kar-Shun, Henry was also a director of NWTMT. As disclosed above, as at the Latest Practicable Date, 1,000,000 Shares were owned by Brighton Management, which was wholly-owned by the spouse of Dr. Cheng Kar-Shun, Henry. Apart from Dr. Cheng Kar-Shun, Henry's family interest in the Shares, no other director of NWTMT is interested in the share capital of NWTMT. Given that Brighton Management is presumed to be a party acting in concert under the Takeovers Code with NWD, the 1,000,000 Shares will not be represented or voted at the Court Meeting to approve the Scheme, and no director of NWTMT will be voting at the Court Meeting.

Save as disclosed above, none of the directors of NWD or the directors of NWTMT had any interest in the NWTMT Shareholdings as at the Latest Practicable Date and none of the directors of NWD or the directors of NWTMT had dealt for value in any NWTMT Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the Excluded Parties had the following interests in the Shares:

		Number of Shares held and nature of interest			Total number and percentage of issued share capital of NWTMT held	
Excluded parties	Note	Personal interests	Family interests	Corporate interests	Total	%
FCIL	4	–	–	3,357,600	3,357,600	0.35
Brighton Management	5	–	–	1,000,000	1,000,000	0.11
Dr. Sin Wai-Kin, David	6	5,594	53	–	5,647	0.00
Madam Sin Lau Po-Lan	6	53	–	–	53	0.00
Mr. Liang Chong-Hou, David	7	262	–	–	262	0.00
Standard Chartered	8	–	–	13	13	0.00

Notes:–

4. FCIL was a wholly-owned subsidiary of NWS, which in turn was a non wholly-owned subsidiary of NWD and therefore was presumed to be a party acting in concert with NWD under the Takeovers Code.

5. Brighton Management was wholly-owned by Mrs. Cheng and therefore was presumed to be a party acting in concert with NWD under the Takeovers Code.

6. Dr. Sin Wai-Kin, David was an executive director of NWD and Madam Sin Lau Po-Lan was his spouse and therefore they were presumed to be parties acting in concert with NWD under the Takeovers Code. Dr. Sin Wai-Kin, David was taken to be interested in the 53 Shares owned by his spouse, Madam Sin Lau Po-Lan, by virtue of the SFO.

7. Mr. Liang Chong-Hou, David was an executive director of NWD and therefore was presumed to be a party acting in concert with NWD under the Takeovers Code.

8. Standard Chartered was the financial adviser to NWD and therefore was presumed to be a party acting in concert with NWD under the Takeovers Code.

Save as disclosed above, none of Standard Chartered (being a financial adviser to NWD) or any of its group companies owned or controlled any NWTMT Shareholdings as at the Latest Practicable Date or had dealt for value in the NWTMT Shareholdings during the Disclosure Period.

Save as disclosed above, none of the Excluded Parties owned or controlled any NWTMT Shareholdings as at the Latest Practicable Date or had dealt for value in the NWTMT Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, none of Commerzbank or any of its group companies owned or controlled any NWTMT Shareholdings or had dealt for value in the NWTMT Shareholdings during the Disclosure Period.

(v) As at the Latest Practicable Date, none of Access Capital or any of its group companies owned or controlled any NWTMT Shareholdings or had dealt for value in the NWTMT Shareholdings during the Disclosure Period.

(vi) As at the Latest Practicable Date, no subsidiary of NWTMT, pension fund of NWTMT or of any subsidiary of NWTMT, or any advisers to NWTMT as specified in class (2) of the definition of "associate" in the Takeovers Code, but excluding exempt principal traders, owned or controlled any NWTMT Shareholdings or had dealt for value in any NWTMT Shareholdings during the Disclosure Period.

(vii) As at the Latest Practicable Date, no person had irrevocably committed to accept or reject the Scheme.

(viii) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between NWD or any person acting in concert with NWD, and any other person.

(ix) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between NWTMT or any person who is an associate of NWTMT by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code, and any other person.

(x) As at the Latest Practicable Date, no interest in NWTMT Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with NWTMT.

(b) Interests and dealings in NWD Shares

As at the Latest Practicable Date, the following director of NWTMT had the following interests in the NWD Shares:

		Number of NWD Shares held and nature of interest			Total number and percentage of issued share capital of NWD held	
Director	Note	Personal Interests	Family Interests	Corporate Interests	Total	%
Dr. Cheng Kar-Shun, Henry	1	–	300,000	–	300,000	0.01

Note:–

1. The 300,000 NWD Shares were owned by Brighton Management, which was wholly-owned by the spouse of Dr. Cheng Kar-Shun, Henry.

Set out below are the dealings in the NWD Shares by Brighton Management during the Disclosure Period:

Date	Number of NWD Shares	Price per NWD Share
17 November 2005	300,000	HK$9.60

Save as disclosed above, none of the directors of NWTMT nor NWTMT had any interest in any NWD Shareholdings as at the Latest Practicable Date and none of the directors of NWTMT nor NWTMT had dealt for value in any NWD Shareholdings during the Disclosure Period.

(c) Other interests

(i) No benefit is or will be given to any director of NWTMT as compensation for loss of office or otherwise in connection with the Scheme.

(ii) No agreement, arrangement or understanding (including any compensation arrangement) exists between NWD or any person acting in concert with NWD and any of the directors or recent directors of NWTMT, Shareholders or recent Shareholders having any connection with or dependence upon the Scheme.

(iii) No agreement or arrangement to which NWD is party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Proposal.

(iv) No agreement or arrangement exists between any director of NWTMT and any other person which is conditional on or dependent upon the outcome of the Scheme or otherwise connected with the Scheme.

(v) No material contract has been entered into by NWD in which any director of NWTMT has a material personal interest.

(vi) As at the Latest Practicable Date, none of the directors of NWTMT has a service contract in force with NWTMT or any of its subsidiaries or associated companies which have been entered into or amended within six months before the Announcement Date or which are continuous contracts with a notice period of 12 months or more or which are fixed term contracts with more than 12 months to run irrespective of the notice period.

4. MATERIAL CONTRACT

Neither NWTMT nor any of its subsidiaries has entered into any material contracts, which are or may be material other than in the ordinary course of business carried on or intended to be carried on by the NWTMT Group, after the date two years preceding the Announcement Date.

5. MATERIAL LITIGATION

In May 2004, the NWTMT Group filed complaints to the Superior Court of the State of California for the County of Santa Clara in the United States of America ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr. Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr. Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the NWTMT Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The NWTMT Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave. NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr. Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, the NWTMT Group claimed damages for an amount to be determined at trial together with interest, rescission of all agreements, restitution of all monies obtained from the NWTMT Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the NWTMT Complaint is uncertain.

As the directors of NWTMT consider that they cannot effectively monitor the utilization of funds by the PrediWave Companies, they expect that the utilization of funds for legal costs and other causes beyond their control will be significant throughout

the period up to the date when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential significant effect on the amount of assets recoverable, the directors of NWTMT have concluded that a full provision of HK$3,082 million made in the accounts for the year ended 30 June 2004 against the NWTMT Group's investments in the PrediWave Companies, loans to the PrediWave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the accounts for the year ended 30 June 2005.

In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the PrediWave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the "PrediWave Cross-Complaint"). Under the PrediWave Cross- Complaint, PrediWave alleged that the NWTMT Group had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the NWTMT Group relating to the Technology totalling approximately US$72 million (approximately HK$564 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under various purchase orders and agreements.

The directors of NWTMT are of the view that NWTMT has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the accounts.

Save as disclosed above, there was no material litigation or claim of material importance pending or threatened against any member of the NWTMT Group.

6. MISCELLANEOUS

(a) The beneficial interests in the Shares of the parties presumed to be acting in concert with NWD are set out in the section headed "Shareholding Structure" on pages 13 to 14 of this document. Those parties which are principal members of the group acting in concert with NWD and which are companies are Mombasa Limited (which is an indirect wholly-owned subsidiary of NWD), FCIL and Brighton Management. Their addresses and the names of their directors are as follows:

Name	Address	Directors
NWD	30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong	Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Yue-Pui, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Ho Hau-Hay, Hamilton, Mr. Liang Cheung-Biu, Thomas, Lord Sandberg, Michael, Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson, Mr. Cha Mou-Zing, Victor (as alternate to Dr. Cha Mou-Sing, Payson) and Mr. Lee Luen-Wai, John
Mombasa Limited	30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong	Dr. Cheng Kar-Shun, Henry and Mr. Cheng Yue-Pui
FCIL	28th Floor, New World Tower, 18 Queen's Road Central, Hong Kong	Mr. Chan Kam Ling, Mr. Wong Kwok-Kin, Andrew, Mr. Lam Wai-Hon, Patrick and Mr. Cheng Kam-Chiu, Stewart
Brighton Management	33rd Floor, New World Tower, 18 Queen's Road Central, Hong Kong	Madam Ip Mei-Hing, Katherine

The parent company of Mombasa Limited and FCIL is NWD and NWS respectively. As at the Latest Practicable Date, Brighton Management was wholly-owned by Mrs. Cheng and NWS was owned by NWD as to approximately 53.6%, which in turn was approximately 35.52% owned by Chow Tai Fook Enterprises Limited (a company controlled by Dato' Dr. Cheng Yu-Tung, a director of NWD and his extended family) and its subsidiaries. The directors of Chow Tai Fook Enterprises Limited are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Mr. Cheng Yue-Pui, Mr. Cheng Yu-Wai, Mr. Ho Pak-To, Mr. Cheng Kam-Biu, Wilson, Mr. Wong Kwok-Ting, Mr. Cheng Kar-Shing, Mr. Cheng Sek-Hung and Mr. Wong Siu-Kee.

The individuals presumed to be parties acting in concert with NWD and their respective addresses are as follows:

Name	**Address**
Dr. Sin Wai-Kin, David	26 Black's Link, Deep Water Bay, Hong Kong
Madam Sin Lau Po-Lan	26 Black's Link, Deep Water Bay, Hong Kong
Mr. Liang Chong-Hou, David	Bay Villas, 61 Shouson Hill Road, Hong Kong

(b) The registered office of NWTMT is situated at Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. The head office and principal place of business of NWTMT in Hong Kong is situated at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong.

(c) The registered office of Standard Chartered is 32/F., 4-4A Des Voeux Road Central, Hong Kong.

(d) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by NWD.

(e) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(f) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
Standard Chartered	Standard Chartered Bank (Hong Kong) Limited, the financial adviser to NWD. Standard Chartered is registered as a registered institution with the SFC to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO and is a licensed bank under the Banking Ordinance
Commerzbank	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO
Access Capital	Access Capital Limited, a licensed corporation for type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as set out in Schedule 5 to the SFO

8. CONSENTS

Standard Chartered, Commerzbank and Access Capital have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions or letters, as the case may be, and the references to their names, opinions or letters in the form and context in which they respectively appear. PricewaterhouseCoopers has also given its written consent to the references to its name in the form and context in which they appear in this document.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the solicitors for NWTMT, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is earlier:

(a) the memorandum of association and articles of association of NWD;

(b) the memorandum of association and articles of association of NWTMT;

(c) the audited consolidated financial statements of the NWD Group for each of the two financial years ended 30 June 2004 and 2005;

(d) the audited consolidated financial statements of the NWTMT Group for each of the two financial years ended 30 June 2004 and 2005;

(e) the letter from the Independent Board Committee, the text of which is set out on page 22 of this document;

(f) the letter from Commerzbank and Access Capital to the Independent Board Committee, the text of which is set out on pages 23 to 61 of this document; and

(g) the letters of consent referred to in Section 8 of this Appendix.

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO: 526 OF 2005

IN THE MATTER OF
NEW WORLD TMT LIMITED
AND IN THE MATTER OF
SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)
AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

SCHEME OF ARRANGEMENT
between
NEW WORLD TMT LIMITED
and
THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Brighton Management"	Brighton Management Limited, a company incorporated in the British Virgin Islands with limited liability, which is wholly-owned by Mrs. Cheng
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands
"Controlling Party"	Mombasa Limited, a company incorporated in the British Virgin Islands with limited liability, an indirect wholly-owned subsidiary of NWD, which was the legal and/or beneficial owner of 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT as at the Latest Practicable Date
"Court"	the Grand Court of the Cayman Islands
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 6 of this Scheme

"Excluded Parties"	parties acting in concert with NWD which as at the Latest Practicable Date included FCIL, Brighton Management, Dr. Sin Wai-Kin, David, Madam Sin Lau Po-Lan, Mr. Liang Chong-Hou, David and Standard Chartered, who together were the legal and/or beneficial owners of an aggregate of 4,363,522 Shares, representing approximately 0.46% of the issued share capital of NWTMT as at the Latest Practicable Date
"FCIL"	Financial Concepts Investment Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of NWS Holdings Limited
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	13 December 2005, being the latest practicable date prior to printing of the document sent to, inter alia, holders of Shares dated 16 December 2005 in which this Scheme is contained
"Mrs. Cheng"	Madam Ip Mei-Hing, Katherine, the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability
"NWTMT"	New World TMT Limited, a company incorporated in the Cayman Islands with limited liability
"Record Time"	5:00 p.m. Hong Kong time on Monday, 20 February 2006 for determining entitlements under this Scheme
"Register"	the register of members of NWTMT
"Scheme"	this scheme of arrangement under Section 86 of the Companies Law in its present form or with or subject to any modification thereof or addition thereto or condition(s) which the Court may approve or impose

"Scheme Share(s)"	the Shares in issue as at the Record Time other than those legally and/or beneficially owned by the Controlling Party
"Share(s)"	ordinary shares of HK$1.00 each in the capital of NWTMT
"Standard Chartered"	Standard Chartered Bank (Hong Kong) Limited
"Takeovers Code"	The Code on Takeovers and Mergers
"HK$"	Hong Kong dollars

(B) NWTMT was incorporated as an exempted company on 1 September 1995 in the Cayman Islands under the Companies Law.

(C) The authorised share capital of NWTMT as at the Latest Practicable Date was HK$2,000,000,000 divided into 2,000,000,000 Shares of which 952,180,007 Shares have been issued and were fully paid and the remainder are unissued.

(D) The primary purpose of this Scheme is that all of the Scheme Shares should be cancelled and extinguished and that NWTMT should become an indirect wholly-owned subsidiary of NWD.

(E) On the Latest Practicable Date, 516,561,485 Shares were legally and/or beneficially owned by the Controlling Party and registered as follows:

Name of Controlling Party	Name of registered holders	Number of Shares
Mombasa Limited	Mombasa Limited	500,199,285
	HKSCC Nominees Limited	16,362,200

The Controlling Party has undertaken that in relation to such Shares in which it is beneficially interested, such Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(F) On the Latest Practicable Date, an aggregate of 4,363,522 Shares were legally and/or beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of registered holders	Number of Shares
FCIL	HKSCC Nominees Limited	3,357,600
Brighton Management	HKSCC Nominees Limited	1,000,000
Sin Wai-Kin, David	Sin Wai-Kin, David	2,039
	Hang Seng (Nominee) Ltd.	1,206
	HKSCC Nominees Limited	2,349
Sin Lau Po-Lan	Sin Lau Po-Lan	53
Liang Chong-Hou, David	HSBC Nominees (Hong Kong) Limited	262
Standard Chartered	HKSCC Nominees Limited	13

Each of the Excluded Parties, being presumed to be acting in concert with NWD under the Takeovers Code, has undertaken that in relation to such Shares in which each of them is legally and/or beneficially interested, all such Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of considering and, if thought fit, approving this Scheme.

(G) NWD and the Controlling Party and each of the Excluded Parties have agreed to appear by Counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme.

SCHEME OF ARRANGEMENT

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

   (a) the issued share capital of NWTMT shall be reduced by cancelling and extinguishing the Scheme Shares;

   (b) subject to and forthwith upon such reduction of capital taking effect, the share capital of NWTMT will be increased to its former amount of HK$952,180,007 by the issue of the same number of Shares as is equal to the Scheme Shares cancelled; and

   (c) NWTMT shall apply the credit arising in its books of account as a result of the capital reduction referred to in sub-clause 1(a) above in paying up in full at par the 435,618,522 new Shares issued as aforesaid, credited as fully paid, to the Controlling Party or as NWD may direct.

PART II

Consideration for cancellation of the Scheme Shares

2. In consideration of the cancellation and extinguishment of the Scheme Shares, NWD shall pay or cause to be paid to each holder of Scheme Shares (as appearing in the Register at the Record Time) HK$0.75 for each Scheme Share held.

PART III

General

3. (a) Not later than ten days after the Effective Date, NWD shall send or cause to be sent to the holders of Scheme Shares (as appearing in the Register at the Record Time), cheques in respect of the sums payable to such holders pursuant to Clause 2 of this Scheme.

   (b) Unless indicated otherwise in writing to the branch share registrar of NWTMT in Hong Kong, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, all such cheques shall be sent by post in pre-paid envelopes addressed to such holders at their respective addresses as appearing on the Register at the Record Time or, in the case of joint holders, at the address as appearing on the Register at the Record Time of the joint holder whose name then stands

first in the Register in respect of the relevant joint holding. With effect from 3 January 2006, NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) Cheques shall be posted at the risk of the addressees and neither NWD nor NWTMT shall be responsible for any loss or delay in transmission.

(d) Each such cheque shall be payable to the order of the person to whom, in accordance with the provisions of paragraph (b) of this Clause 3, the envelope containing the same is addressed and the encashment of any such cheques shall be a good discharge to NWD for the monies represented thereby.

(e) On or after the day being six calendar months after the posting of the cheques pursuant to paragraph (b) of this Clause 3, NWD shall have the right to cancel or countermand payment of any such cheque which has not been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in NWTMT's name with a licensed bank in Hong Kong selected by NWTMT. NWTMT shall hold such monies on trust for those entitled under the terms of this Scheme until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to Clause 2 of this Scheme to persons who satisfy NWTMT that they are respectively entitled thereto and the cheques referred to in paragraph (b) of this Clause 3 of which they are payees have not been cashed. Any payments made by NWTMT hereunder shall be subject, if applicable, to the deduction of any interest or withholding tax or any other deduction required by law. NWTMT shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of NWTMT to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(f) On the expiration of six years from the Effective Date, NWD shall be released from any further obligation to make any payments under this Scheme and NWTMT shall transfer to NWD the balance (if any) of the sums standing to the credit of the deposit account referred to in paragraph (e) of this Clause 3 subject, if applicable, to the deduction of interest or any withholding tax or other tax or any other deductions required by law and subject to the deduction of any expenses.

(g) Paragraph (f) of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.

4. Each instrument of transfer and certificate existing at the Record Time in respect of a holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of NWTMT to deliver up the same to NWTMT for the cancellation thereof.

5. All mandates or relevant instructions to NWTMT in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

6. Subject to Clause 1, this Scheme shall become effective as soon as a copy of the Order of the Court sanctioning this Scheme under Section 86 of the Companies Law shall have been duly registered by the Registrar of Companies in the Cayman Islands.

7. Unless this Scheme shall have become effective on or before 31 May 2006 or such later date, if any, as NWD and NWTMT may agree or as the Court on application of NWD or NWTMT may allow, this Scheme shall lapse.

8. NWTMT and NWD may jointly consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

9. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect will be borne by NWD.

Dated 16 December 2005

NOTICE OF COURT MEETING

IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO. 526 OF 2005

IN THE MATTER OF
NEW WORLD TMT LIMITED
and
IN THE MATTER OF
SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)
AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that, by an order dated 13 December 2005 (the "Order") made in the above matter, the Court has directed a meeting (the "Meeting") to be convened of the holders of ordinary shares of HK$1.00 each in the capital of New World TMT Limited (the "Company") other than those of such shares legally and/or beneficially owned by the Controlling Party (as defined in the Scheme hereinafter mentioned), for the purpose of considering and, if thought fit, approving, with or without modifications, a scheme of arrangement (the "Scheme") proposed to be made between the Company and the holders of Scheme Shares and that the Meeting will be held at Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Friday, 13 January 2006 at 10:30 a.m. at which place and time all such holders of ordinary shares of HK$1.00 each in the capital of the Company are requested to attend.

A copy of the Scheme and a copy of an explanatory memorandum explaining the effect of the Scheme are incorporated in the composite document of which this Notice forms part. A copy of the said composite document can also be obtained by the above-mentioned holders of ordinary shares of HK$1.00 each in the capital of the Company from the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. With effect from 3 January 2006, the Company's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

The above-mentioned holders of ordinary shares of HK$1.00 each in the capital of the Company may vote in person at the Meeting or they may appoint one or more proxies, whether a member of the Company or not, to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged with the principal place of business of the Company in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong not later than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the chairman of the Meeting at the Meeting.

By the Order, the Court has appointed Mr. Kong Chi-How, Johnson, a director of the Company, or failing him, Dr. Lam Man-Kit, Dominic, also a director of the Company, or failing him, any other person who is a director of the Company as at the date of the Order, to act as the chairman of the Meeting and has directed the chairman of the Meeting to report the results thereof to the Court.

The Scheme will be subject to a subsequent application seeking the sanction of the Court.

Dated 16 December 2005

Maples and Calder
P. O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
Attorneys for the Company


NEW
WORLD
TMT

新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of New World TMT Limited (the "Company") will be held at Concord Room, 8th Floor, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Friday, 13 January 2006 at 11:00 a.m. (Hong Kong time) (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$1.00 each in the capital of the Company convened by direction of the Grand Court of the Cayman Islands for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"THAT:

(A) the scheme of arrangement dated 16 December 2005 (the "Scheme") between the Company and the holders of the Scheme Shares (as defined in the Scheme) in the form of the print thereof which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, subject to any modifications, additions or conditions as may be approved or imposed by the Grand Court of the Cayman Islands, be and is hereby approved;

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the share capital of the Company will be increased to its former amount of HK$952,180,007 by the issue of the same number of ordinary shares of HK$1.00 each in the capital of the Company as is equal to the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such capital reduction in paying up in full at par the 435,618,522 new ordinary shares of HK$1.00 each in the capital of the Company issued, credited as fully paid, to Mombasa Limited or as New World Development Company Limited may direct;

* *For identification purposes only*

(C) the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of, or addition to, the Scheme, which the Grand Court of the Cayman Islands may see fit to impose."

By Order of the Board
Richard Poon
Company Secretary

Dated 16 December 2005

Registered Office
Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Head Office and Principal Place of Business in Hong Kong
2008, 20th Floor
New World Tower 1
18 Queen's Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

2. A white form of proxy for use at the Meeting is enclosed herewith.

3. In order to be valid, the white form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged with the principal place of business of the Company in Hong Kong, at 2008, 20th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person if he so wishes. In the event that a member attends the Meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5. At the Meeting, the chairman of the Meeting will exercise his power under article 80 of the articles of association of the Company to put the above resolution to vote by way of a poll.

6. The register of members of the Company will be closed from Tuesday, 10 January 2006 to Friday, 13 January 2006 (both dates inclusive) during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9 January 2006. With effect from 3 January 2006, the Company's branch share registrar in Hong Kong, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

7. As at the date hereof, the board of directors of the Company comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

5. 會議主席將在會上行使本公司章程細則第80條賦予的權力，提交上述決議案以投票方式表決。

6. 本公司將於二零零六年一月十日星期二至二零零六年一月十三日星期五(包括首尾兩日)暫停辦理股份過戶登記手續，期間不會接納任何股份過戶登記。為符合資格出席會議並於會上投票，股份持有人最遲須於二零零六年一月九日星期一下午四時正前將所有股份過戶文件連同有關股票送達本公司的香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。自二零零六年一月三日起，本公司的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

7. 於本通告日期，本公司董事會成員包括：(i)執行董事：鄭家純博士、黃志超先生及衛鳳文博士；(ii)非執行董事：維爾•卡馮伯格先生(維爾•卡馮伯格先生的替任董事：楊昆華先生)、符史聖先生、李湘先生及黎慶超先生；及(iii)獨立非執行董事：林文傑博士、石禮謙先生及江智蛟先生。

(C) 授權本公司董事就落實計劃而作出彼等認為必要或合適的所有行動及事宜，包括(但不限於)同意開曼群島大法院認為適宜施加於計劃的任何修訂或增訂。」

承董事會命
公司秘書
潘堅焯

日期：二零零五年十二月十六日

註冊辦事處
Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

總辦事處及香港主要營業地點
香港
皇后大道中18號
新世界大廈第1期
20樓2008室

附註：

1. 凡有權出席上述會議並於會上投票的股東，均可委任一名或多名受委代表代其出席及於表決時投票。受委代表毋須為本公司股東，惟須親身代表股東出席會議。

2. 隨附適用於會議的白色代表委任表格以供備用。

3. 白色代表委任表格連同經簽署的授權書或其他授權文件(如有)或經公證人簽署證明的該等授權書或授權文件副本，必須於會議或其任何續會指定舉行時間48小時前送交本公司的香港主要營業地點，地址為香港皇后大道中18號新世界大廈第1期20樓2008室，方為有效。填妥及交回代表委任表格後，股東屆時仍可親身出席上述會議，並於會上投票，而在此情況下，代表委任表格將被視為經已撤回。

4. 倘屬聯名股份持有人，在排名於首的股東(不論親自或委派代表)投票後，其他聯名持有人無權投票。排名先後乃根據本公司股東名冊內有關聯名股東的排名次序而定。



新世界信息科技有限公司*
New World TMT Limited

（於開曼群島註冊成立之有限公司）

（股份代號：0301）

茲通告新世界信息科技有限公司（「本公司」）謹訂於二零零六年一月十三日星期五香港時間上午十一時正（或隨即於開曼群島大法院命令於同日召開並於同一地點舉行的本公司每股面值1.00港元的普通股若干持有人的法院會議結束或延期後）假座香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行股東特別大會，以考慮並酌情通過下列議案作為特別決議案：

特別決議案

「**動議：**

(A) 批准一項由本公司與計劃股份（定義見計劃）持有人於二零零五年十二月十六日所訂立的協議安排（「計劃」，一份以目前形式印發的副本已提呈本大會並由大會主席簡簽以資識別），以及開曼群島大法院可能批准或施加的任何修訂或增訂或條件；

(B) 為實施計劃，於生效日期（定義見計劃）：

(i) 藉註銷及銷毀計劃股份，以削減本公司的已發行股本；

(ii) 上述股本削減一經生效後，本公司股本將因發行與註銷計劃股份相同數目的本公司每股面值1.00港元的普通股而增回原額至952,180,007港元；及

(iii) 本公司賬目中因上述削減股本而產生的進賬，將用以按面值繳足發行每股面值1.00港元的435,618,522股入賬列為繳足的新普通股予Mombasa Limited或新世界發展有限公司指示的人士；

* *僅供識別*

各股份持有人務須於上述會議指定舉行時間48小時前將代表委任表格送交該公司在香港的主要營業地點，地址為香港皇后大道中18號新世界大廈第1期20樓2008室，或(如未有以上述方式交回表格)於上述會議中交予會議主席。

法院已透過命令委任該公司董事江智蛟先生為上述會議主席，如其未克出席，則由該公司董事林文傑博士擔任，如其未克出席，則由發出命令當日身為該公司的任何其他董事擔任。法院又指定會議主席須向法院呈報會議結果。

計劃須待法院批准其後所提出的批准申請後，始能生效。

日期：二零零五年十二月十六日

該公司的律師
Maples and Calder
P. O. Box 309GT
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands

開曼群島大法院
訴訟編號：二零零五年第526號

有關新世界信息科技有限公司
及
有關開曼群島法例第二十二章公司法
（一九六一年第三號）（以經綜合及修訂者為準）第86條的事項

會議通告

茲通告法院已於二零零五年十二月十三日就上述事項發出命令（「命令」），指定召開新世界信息科技有限公司（「該公司」）每股面值1.00港元的普通股（不包括控股人士（定義見下文所述的計劃）合法及／或實益擁有的股份）持有人的會議（「會議」），以考慮並酌情批准（不論有否修訂）建議由該公司與計劃股份持有人訂立的一項協議安排。上述會議定於二零零六年一月十三日星期五上午十時三十分假座香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行，敬請該等該公司每股面值1.00港元的普通股的持有人依時出席為荷。

計劃及解釋計劃影響的説明備忘錄已載入綜合文件（本通告為該文件的一部份）。上述該公司每股面值1.00港元的普通股的持有人亦可於該公司的香港股份過戶登記分處標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）取得上述綜合文件。自二零零六年一月三日起，該公司的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

上述該公司每股面值1.00港元的普通股的持有人可親自於上述會議上投票，亦可委派一名或多名受委代表（不論其為該公司股東與否）代表其出席及投票。茲隨附上述會議適用的粉紅色代表委任表格以供備用。

倘屬聯名股份持有人，在排名於首的股東（不論親自或委派代表）投票後，其他聯名持有人無權投票。排名先後乃根據該公司股東名冊內有關聯名股東的排名次序而定。

4. 就持有任何數目的計劃股份而言，於記錄時間仍然有效的每份過戶文件或每張股票，自生效日期起不再成為該等計劃股份的有效過戶文件或股票，而每名該等股票的持有人在新世界信息科技要求時，須向新世界信息科技交付該等股票以作註銷。

5. 於記錄時間就計劃股份發出予新世界信息科技而仍然有效的所有授權或其他指示將不再為有效的授權或指示。

6. 在不違反第1條的情況下，本計劃將在法院根據公司法第86條批准本計劃而發出的命令的副本在開曼群島公司註冊處正式登記後隨即生效。

7. 除非本計劃於二零零六年五月三十一日或新世界發展與新世界信息科技可能協定或法院就新世界發展或新世界信息科技提出申請而可能批准的較後日期(如有)或之前生效，否則本計劃將告失效。

8. 新世界信息科技與新世界發展可共同代表所有有關人士同意本計劃的任何修訂或增訂或法院認為適宜批准或施加予本計劃的任何條件。

9. 本計劃及其附帶的所有成本、費用及開支，以及進行計劃的成本將由新世界發展承擔。

日期：二零零五年十二月十六日

人於名冊所示的地址。自二零零六年一月三日起，新世界信息科技的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

(c) 郵寄支票的風險概由收件人承擔，新世界發展或新世界信息科技概不會就任何遺失或傳遞延誤承擔任何責任。

(d) 根據本第3條(b)段的規定，所有支票的抬頭人須為載有該支票的信封上所列收件人，而該支票獲兑現後，新世界發展將完全解除支付該支票所代表的款項的責任。

(e) 於根據本第3條(b)段寄出支票後第六個曆月當日或之後，新世界發展有權註銷或取消仍未兑現或已退回但未兑現的支票的付款，並將該等支票的有關款項存放於由新世界信息科技指定的一間香港持牌銀行內以新世界信息科技名義開設的存款賬戶內。新世界信息科技將以信託形式按計劃條款保留該等款項至生效日期起計第六年屆滿為止，且在該日期前可根據計劃第2條自應付款額中撥付予使新世界信息科技信納其為有權收取該等款項的人士，惟彼等須為本第3條(b)段所指的支票的收款人且仍未將支票兑現。新世界信息科技根據本計劃支付的任何款項須(倘適用)扣減利息或預扣税項或法律規定的任何其他扣減。新世界信息科技須行使其絕對酌情權決定是否信納任何人士是否有權收取款項，新世界信息科技就某一人士是否有權(視情況而定)收取款項而發出的證明書為終局性，並對聲稱於有關款項擁有權益的人士有約束力。

(f) 自生效日期起計六年屆滿時，新世界發展將獲解除根據本計劃作出任何付款的任何進一步責任，而新世界信息科技於其後在扣除(倘適用)利息或任何預扣及其他税項或法律規定的任何其他扣減，以及扣除任何開支後，應將本第3條(e)段所述的存款賬戶內的款項餘額(如有)轉移給新世界發展。

(g) 本第3條(f)段的實行須受法律所施加的任何禁制或條件所限制。

計劃

第一部份

註銷計劃股份

1. 於生效日期：

   (a) 新世界信息科技的已發行股本須以註銷及銷毀計劃股份的方式削減；

   (b) 上述股本削減一經生效後，新世界信息科技將因發行與註銷計劃股份相同數目的股份而增回原額至952,180,007港元；及

   (c) 新世界信息科技賬目中因上文第1(a)分段所述削減股本而產生的進賬，將用以按面值繳足發行435,618,522股入賬列為繳足的新股份予控股人士或新世界發展指示的人士。

第二部份

註銷計劃股份的代價

2. 新世界發展將就每持有一股計劃股份支付或安排他人支付現金0.75港元予於記錄時間名列名冊上的每名計劃股份持有人，作為註銷及銷毀計劃股份的代價。

第三部份

一般事項

3. (a) 最遲在生效日期後十日內，新世界發展須就根據本計劃第2條應付予於記錄時間名列名冊的計劃股份持有人的款項寄發或促使他人寄發支票予該等持有人。

   (b) 除非新世界信息科技於香港的股份過戶登記分處標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)收到以書面另行作出的指示，否則所有支票須以預付郵資的郵遞方式按於記錄時間名冊所示彼等各自的地址寄發予該等持有人。如屬聯名持有人，則郵寄至該等聯名持有人於記錄時間就有關聯合持股量而名列名冊首位的聯名持有

(F) 於最後實際可行日期，除外人士合法及／或實益擁有合共4,363,522股股份，並以下列名義登記持有：

除外人士名稱	登記持有人名稱	股份數目
FCIL	香港中央結算(代理人)有限公司	3,357,600
Brighton Management	香港中央結算(代理人)有限公司	1,000,000
冼為堅	冼為堅	2,039
	恒生(代理人)有限公司	1,206
	香港中央結算(代理人)有限公司	2,349
冼劉寶蘭	冼劉寶蘭	53
梁仲豪	滙豐代理人(香港)有限公司	262
渣打	香港中央結算(代理人)有限公司	13

除外人士(根據收購守則被視為與新世界發展一致行動的人士)承諾，彼等各自合法及／或實益擁有的上述股份將繼續以上述名義登記及實益擁有，直至計劃生效、撤銷或失效的日期為止，且該等股份將不會在法院指示召開的以考慮並酌情通過本計劃的會議上作代表或投票之用。

(G) 新世界發展、控股人士及除外人士同意由代表律師出席批准計劃呈請的聆訊，並向法院承諾據此受約束，並將簽立及作出以及促使簽立及作出一切就落實本計劃可能需要或適宜由彼等簽立及作出的文件、行動及事宜。

「計劃股份」	指	於記錄時間除控股人士合法及／或實益擁有者以外的已發行股份
「股份」	指	新世界信息科技每股面值1.00港元的普通股
「渣打」	指	渣打銀行(香港)有限公司
「收購守則」	指	公司收購及合併守則
「港元」	指	港元

(B) 新世界信息科技於一九九五年九月一日根據公司法在開曼群島註冊成立為豁免公司。

(C) 新世界信息科技於最後實際可行日期的法定股本為2,000,000,000港元，分為2,000,000,000股股份，其中952,180,007股股份屬已發行及繳足，其餘則為未發行股份。

(D) 本計劃的主要目的為註銷及銷毀所有計劃股份，以及使新世界信息科技成為新世界發展的間接全資附屬公司。

(E) 於最後實際可行日期，控股人士合法及／或實益擁有516,561,485股股份，並以下列名義登記持有：

控股人士名稱	**登記持有人名稱**	**股份數目**
Mombasa Limited	Mombasa Limited	500,199,285
	香港中央結算(代理人)有限公司	16,362,200

控股人士承諾，其實益擁有的上述股份將繼續以上述名義登記及實益擁有，直至計劃生效、撤銷或失效的日期為止。

「除外人士」	指	與新世界發展一致行動的人士，於最後實際可行日期包括FCIL、Brighton Management、冼為堅博士、冼劉寶蘭女士、梁仲豪先生及渣打，彼等合共合法及／或實益擁有合共4,363,522股股份，相等於新世界信息科技於最後實際可行日期的已發行股本約0.46%
「FCIL」	指	Financial Concepts Investment Limited，於英屬處女群島註冊成立的有限公司，為新創建集團有限公司的全資附屬公司
「持有人」	指	股份的登記持有人，包括有權以轉傳方式登記的持有人及聯名持有人
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零五年十二月十三日，即寄予包括股份持有人在內的人士的一份日期為二零零五年十二月十六日的文件（其中載有本計劃）付印前的最後實際可行日期
「鄭太」	指	葉美卿女士，為新世界發展董事總經理兼新世界信息科技主席鄭家純博士的配偶
「新世界發展」	指	新世界發展有限公司，於香港註冊成立的有限公司
「新世界信息科技」	指	新世界信息科技有限公司，於開曼群島註冊成立的有限公司
「記錄時間」	指	釐定計劃權利的時間，即二零零六年二月二十日星期一下午五時正（香港時間）
「名冊」	指	新世界信息科技的股東名冊
「計劃」	指	公司法第86條下的本協議安排，以目前的形式，連同法院作出的任何修訂或增訂，或所准許或施加的任何條件

開曼群島大法院
訴訟編號：二零零五年第526號

有關新世界信息科技有限公司
及
有關開曼群島法例第二十二章公司法
(一九六一年第三號)(以經綜合及修訂者為準)第86條

新世界信息科技有限公司
及
計劃股份持有人(定義見下文)訂立的
協議安排的事項

緒 言

(A) 於本協議安排內，除非與主旨及文義不符，否則下列詞彙具有以下涵義：

「Brighton Management」	指	Brighton Management Limited，於英屬處女群島註冊成立的有限公司，由鄭太全資擁有
「公司法」	指	開曼群島法例第二十二章公司法(一九六一年第三號)(以經綜合及修訂者為準)
「控股人士」	指	Mombasa Limited，於英屬處女群島註冊成立的有限公司，為新世界發展的間接全資附屬公司，於最後實際可行日期為516,561,485股股份(相等於新世界信息科技的已發行股本約54.25%)的合法及／或實益擁有人
「法院」	指	開曼群島大法院
「生效日期」	指	本計劃根據本計劃第6條生效的日期

9. 備查文件

下列文件的副本由即日起至生效日期或計劃失效或撤銷的日期(以較早者為準)止任何週日(不包括公眾假期)的一般辦公時間內於新世界信息科技法律顧問胡關李羅律師行辦事處(地址為香港中環康樂廣場1號怡和大廈27樓)內可供查閱:

(a) 新世界發展的公司組織章程大綱及公司細則;

(b) 新世界信息科技的公司組織章程大綱及公司細則;

(c) 新世界發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年的經審核綜合財務報表;

(d) 新世界信息科技集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年的經審核綜合財務報表;

(e) 獨立董事委員會函件,其全文載於本文件第22頁;

(f) 德國商業銀行及卓怡融資向獨立董事委員會發出的函件,其全文載於本文件第23頁至第61頁;及

(g) 本附錄第8節所述的同意書。

7. 專業人士資格

下列為於本文件中提供意見或建議的專業人士的資格：

名稱	資格
渣打	渣打銀行(香港)有限公司，為新世界發展的財務顧問。渣打為證監會的註冊機構，可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管的活動，亦為根據銀行業條例持牌的銀行
德國商業銀行	透過其香港分行行事的德國商業銀行，為銀行業條例下的持牌銀行，亦為可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動的認可財務機構
卓怡融資	卓怡融資有限公司，可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動的持牌法團

8. 同意書

渣打、德國商業銀行及卓怡融資均已發出彼等各自的同意書，以同意刊發本文件，按本文件所載形式及涵義刊載彼等各自的意見或函件(視情況而定)及引述其名稱、意見或函件，且迄今並無撤回此等同意書。羅兵咸永道會計師事務所亦已發出同意書，同意按本文件所載形式及涵義引述其名稱。

Mombasa Limited及FCIL的母公司分別為新世界發展及新創建。於最後實際可行日期，Brighton Management由鄭太全資擁有，新創建由新世界發展擁有約53.6%權益，而新世界發展則由周大福企業有限公司(新世界發展董事拿督鄭裕彤博士及其家族控制的公司)及其附屬公司擁有約35.52%權益。周大福企業有限公司的董事為拿督鄭裕彤博士、鄭家純博士、鄭裕培先生、鄭裕偉先生、何伯陶先生、鄭錦標先生、黃國庭先生、鄭家成先生、鄭錫鴻先生及黃紹基先生。

被視為與新世界發展一致行動的個人及彼等各自的地址如下：

姓名	**地址**
冼為堅博士	香港深水灣布力徑26號
冼劉寶蘭女士	香港深水灣布力徑26號
梁仲豪先生	香港壽山村道61號南源

(b) 新世界信息科技的註冊辦事處位於Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies，而總辦事處及香港主要營業地點位於香港皇后大道中18號新世界大廈第1期20樓2008室。

(c) 渣打的註冊辦事處位於香港德輔道中4至4A號32樓。

(d) 計劃及其附帶的所有成本、費用及開支，以及進行計劃的成本將由新世界發展承擔。

(e) 本文件及代表委任表格的中、英文版內容如有差異，概以英文版為準。

(f) 所有有關建議的公佈將最少於香港普遍流通的一份主要英文日報及一份主要中文日報內以付款公佈方式刊登。

6. 其他資料

(a) 被視為與新世界發展一致行動的人士實益擁有的股份權益載於本文件第13至14頁「股權架構」一節。該等與新世界發展一致行動的集團主要成員而又為公司者，即Mombasa Limited（新世界發展的間接全資附屬公司）、FCIL及Brighton Management。該等公司的地址及其董事姓名如下：

名稱	地址	董事
新世界發展	香港 皇后大道中18號 新世界大廈30樓	拿督鄭裕彤博士、鄭家純博士、冼為堅博士、梁仲豪先生、梁志堅先生、鄭裕培先生、鄭家成先生、周桂昌先生、何厚浠先生、梁祥彪先生、沈弼勳爵、楊秉樑先生、查懋聲博士、查懋成先生（查懋聲博士的替任董事）及李聯偉先生
Mombasa Limited	香港 皇后大道中18號 新世界大廈30樓	鄭家純博士及鄭裕培先生
FCIL	香港 皇后大道中18號 新世界大廈28樓	陳錦靈先生、黃國堅先生、林煒瀚先生及鄭錦超先生
Brighton Management	香港 皇后道大中18號 新世界大廈33樓	葉美卿女士

意義的財務資料，加上訴訟所需時間及最終結果亦屬未知數，對可收回資產的金額造成相應重大影響，故新世界信息科技董事認為已於截至二零零四年六月三十日止年度就新世界信息科技集團在派威公司的投資、貸予派威公司的款項和向派威支付的訂金作全數3,082,000,000港元的撥備，對於截至二零零五年六月三十日止年度的賬目仍然是最為適當的。

於二零零四年五月，派威向美國加州洛杉機郡高級法院提出有關新世界信息科技的申訴(統稱「派威申訴」)。於二零零五年一月，派威撤銷派威申訴，並於美國加州聖塔克萊拉郡高級法院提出對新世界信息科技的反申訴(「派威反申訴」)。根據派威反申訴，派威指稱新世界信息科技集團未有根據四項採購訂單和一份由派威向新世界信息科技集團提供與技術有關的貨品和服務或許可證授予的協議，作出全數付款，涉及金額合共約72,000,000美元(相當於約564,000,000港元)。因此，派威向新世界信息科技提出索償將於審訊中裁定的金額，連同利息和法律訴訟費用，歸還已向新世界信息科技付運貨物的合理價值，以及一份説明派威應有權保留新世界信息科技根據多項採購訂單和協議支付訂金的聲明。

新世界信息科技董事認為新世界信息科技對派威反申訴具有合理和有效的抗辯，故並無在賬目中就承擔及／或損失作出撥備。

除上文所披露者外，新世界信息科技集團任何成員公司並無面臨或將面臨任何重大訴訟或索償。

(v) 新世界發展並無訂立任何重大合約，而新世界信息科技任何董事在其中擁有重大個人權益。

(vi) 於最後實際可行日期，新世界信息科技的董事與新世界信息科技或其任何附屬公司或聯營公司並無任何於公佈日期前六個月內訂立或修訂任何服務合約，亦無任何持續生效而通知期為12個月或以上的合約或尚餘生效期超過12個月的定期合約(不論通知期長短)。

4. 重大合約

新世界信息科技及其任何附屬公司概無於公佈日期前的兩年前的該日期後訂立任何重大或可屬重大合約(並非新世界信息科技集團現時或日後的日常業務中訂立者)。

5. 重大訴訟

於二零零四年五月，新世界信息科技集團向美國加州聖塔克萊拉郡高級法院提出有關派威公司及派威公司的總裁兼創辦人Tony Qu先生的申訴(「新世界信息科技申訴」)。根據新世界信息科技申訴，新世界信息科技指稱新世界信息科技因基於Tony Qu先生及派威的陳述，與派威公司訂立多項協議，據此，新世界信息科技集團投資於派威公司，並作出多項有關視頻點播和其他數碼廣播與相關技術及增值服務技術(「技術」)的貨品及服務的採購訂單。新世界信息科技集團已支付約5,000,000,000港元，作為對派威公司的投資及貸款，以及向派威購入貨品及服務。新世界信息科技對Tony Qu先生及參與訂約的派威公司關於技術相關貨品及服務違反各訂約方之間所訂立的協議，提出多項申訴。因此，新世界信息科技就此提出索償由審訊裁定的金額連同利息、取消所有協議，歸還新世界信息科技集團支付的所有款項，並索償懲罰性及儆戒性賠款、法律訴訟費與其他法定及衡平法的補救賠償。新世界信息科技就此項訴訟索償的款項總額超過700,000,000美元(相當於約5,460,000,000港元)。

新世界信息科技董事經諮詢外聘法律顧問意見，認為新世界信息科技申訴不能在短期內結案，且結果亦屬未知之數。

由於新世界信息科技董事認為他們無法有效監察派威公司的資金動用，故此預期在新世界信息科技申訴得以結案前，將會有大筆資金被用於支付法律費用及非新世界信息科技董事可控制的其他用途。此外，由於缺乏有關派威公司的最新和有

(b) **新世界發展股份的權益及買賣**

於最後實際可行日期，下列新世界信息科技董事擁有的新世界發展股份權益如下：

董事	附註	所持新世界發展股份數目及權益性質			所持新世界發展已發行股本總數及百分比	
		個人權益	家族權益	公司權益	總計	%
鄭家純博士	1	—	300,000	—	300,000	0.01

附註：

1. 該300,000股新世界發展股份由Brighton Management擁有，而該公司由鄭家純博士的配偶全資擁有。

Brighton Management於披露期買賣新世界發展股份的詳情載列如下：

日期	新世界發展股份數目	新世界發展股份每股價格
二零零五年十一月十七日	300,000	9.60港元

於最後實際可行日期，除上述所披露者外，新世界信息科技董事及新世界信息科技並無擁有任何新世界發展股權，亦無於披露期內買賣任何新世界發展股權以換取代價。

(c) **其他權益**

(i) 新世界信息科技的任何董事並無亦不會獲得任何利益，作為離職的補償或有關計劃的其他代價。

(ii) 新世界發展或與其一致行動的人士與新世界信息科技的董事或近期的董事、其股東或近期的股東之間並無與計劃有關連或依據計劃訂立的協議、安排或諒解(包括任何彌償安排)。

(iii) 新世界發展並無涉及其可能會或不會援引或尋求援引建議的某項條件的情況的任何協議或安排；

(iv) 新世界信息科技的董事與任何其他人士並無訂立任何以計劃的結果作為先決條件或取決於計劃的結果或與計劃相關的協議或安排。

除上文所披露者外，於最後實際可行日期，渣打（新世界發展的財務顧問）或其任何集團公司並無擁有或控制任何新世界信息科技股權，亦無於披露期內買賣任何新世界信息科技股權以換取代價。

除上文所披露者外，於最後實際可行日期，除外人士並無擁有或控制任何新世界信息科技股權，亦無於披露期內買賣任何新世界信息科技股權以換取代價。

(iv) 於最後實際可行日期，德國商業銀行或其任何集團公司並無擁有或控制任何新世界信息科技股權，亦無於披露期內買賣任何新世界信息科技股權以換取代價。

(v) 於最後實際可行日期，卓怡融資或其任何集團公司並無擁有或控制任何新世界信息科技股權，亦無於披露期內買賣任何新世界信息科技股權以換取代價。

(vi) 於最後實際可行日期，新世界信息科技的附屬公司、新世界信息科技或其任何附屬公司的退休基金或收購守則「聯繫人」的釋義第(2)類所列的新世界信息科技任何顧問（惟不包括獲豁免自營買賣商）並無擁有或控制任何新世界信息科技股權，亦無於披露期內買賣任何新世界信息科技股權以換取代價。

(vii) 於最後實際可行日期，並無人士不可撤回地承諾接納或拒絕計劃。

(viii) 於最後實際可行日期，新世界發展或與其一致行動的人士並無與任何其他人士訂立收購守則第22條附註8第三段所述類別的安排。

(ix) 於最後實際可行日期，新世界信息科技或任何屬於收購守則「聯繫人」的釋義所述第(1)、(2)、(3)或(4)類的新世界信息科技聯繫人並無與任何其他人士訂立收購守則第22條附註8所述類別的安排。

(x) 於最後實際可行日期，並無新世界信息科技股權由與新世界信息科技有關連的基金經理（受豁免基金經理除外）以全權委託方式管理。

鄭家純博士亦為新世界信息科技的董事。按上文所披露，於最後實際可行日期，1,000,000股股份由Brighton Management擁有，而該公司則由鄭家純博士的配偶全資擁有。除鄭家純博士於股份擁有家族權益外，新世界信息科技的其他董事並無擁有新世界信息科技的股本權益。由於Brighton Management根據收購守則被視為與新世界發展一致行動的人士，故任何人士不得就該1,000,000股股份出席法院會議或於會上投票通過計劃，而新世界信息科技董事亦不會在法院會議投票。

除上文所披露者外，於最後實際可行日期，新世界發展董事或新世界信息科技董事並無擁有任何新世界信息科技股權，而新世界發展董事或新世界信息科技董事亦無於披露期內買賣任何新世界信息科技股權以換取代價。

(iii) 於最後實際可行日期，除外人士擁有的股份權益如下：

除外人士	附註	所持股份數目及權益性質 個人權益	家族權益	公司權益	所持新世界信息科技已發行股本總數及百分比 總計	%
FCIL	4	–	–	3,357,600	3,357,600	0.35
Brighton Management	5	–	–	1,000,000	1,000,000	0.11
冼為堅博士	6	5,594	53	–	5,647	0.00
冼劉寶蘭女士	6	53	–	–	53	0.00
梁仲豪先生	7	262	–	–	262	0.00
渣打	8	–	–	13	13	0.00

附註：

4. FCIL為新創建的全資附屬公司，而新創建則為新世界發展的非全資附屬公司，故此根據收購守則被視為與新世界發展一致行動的人士。

5. Brighton Management由鄭太全資擁有，故此根據收購守則被視為與新世界發展一致行動的人士。

6. 冼為堅博士為新世界發展的執行董事，而冼劉寶蘭女士為其配偶，故此根據收購守則彼等被視為與新世界發展一致行動的人士。根據證券及期貨條例，冼為堅博士被視為擁有其配偶冼劉寶蘭女士所持53股股份的權益。

7. 梁仲豪先生為新世界發展的執行董事，故此根據收購守則被視為與新世界發展一致行動的人士。

8. 渣打為新世界發展的財務顧問，故此根據收購守則被視為與新世界發展一致行動的人士。

3. 權益披露

在本節內，「要約期」指公佈日期至最後實際可行日期(包括首尾兩日)期間；「披露期」指要約期開始前六個月起至最後實際可行日期(包括首尾兩日)期間；而「擁有」及「權益」分別指證券及期貨條例第XV部所定義者。「新世界發展股權」指新世界發展股份及新世界發展任何其他股本、權利大致與新世界發展股份相若的新世界發展證券，以及有關可換股證券、認股權證、購股權及衍生工具，而「新世界信息科技股權」則指股份及新世界信息科技任何其他附有投票權的證券，以及有關可換股證券、認股權證、購股權及衍生工具。

(a) 股份的權益及買賣

(i) 於最後實際可行日期，新世界發展透過其間接全資附屬公司擁有516,561,485股股份的權益，相等於新世界信息科技已發行股本約54.25%。

除上文所披露者外，於披露期內，新世界發展及控股人士並無擁有任何新世界信息科技股權，亦無買賣任何新世界信息科技股權以換取代價。

(ii) 於最後實際可行日期，下列新世界發展董事擁有的股份權益如下：

董事	附註	所持股份數目及權益性質 個人權益	家族權益	公司權益	所持新世界信息科技已發行股本總數及百分比 總計	%
鄭家純博士	1	–	1,000,000	–	1,000,000	0.11
冼為堅博士	2	5,594	53	–	5,647	0.00
梁仲豪先生	3	262	–	–	262	0.00

附註：

1. 該1,000,000股股份由Brighton Management擁有，而該公司則由鄭家純博士的配偶全資擁有。

2. 該等股份其中5,594股由冼為堅博士實益擁有，而餘下53股則由其配偶擁有。

3. 梁仲豪先生實益擁有該等股份。

1. 責任聲明

本文件所載與新世界信息科技集團有關的資料乃由新世界信息科技董事提供。新世界信息科技各董事已批准刊發本文件，並對本文件所載資料（有關新世界發展集團（新世界信息科技集團除外）的資料除外）的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本文件所表達的意見（有關新世界發展集團（新世界信息科技集團除外）的意見除外）乃經審慎周詳考慮後始行作出，且並無遺漏其他事實致使本文件所載任何內容（有關新世界發展集團（新世界信息科技集團除外）的內容除外）有所誤導。

本文件所載與新世界發展集團有關的資料乃由新世界發展董事提供。新世界發展各董事已批准刊發本文件，並對本文件所載資料（有關新世界信息科技集團的資料除外）的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本文件所表達的意見（有關新世界信息科技集團的意見除外）乃經審慎周詳考慮後始行作出，且並無遺漏其他事實致使本文件所載任何內容（有關新世界信息科技集團的內容除外）有所誤導。

2. 市價

股份在聯交所買賣。下表載列(i)公佈日期前六個曆月每月最後一個交易日，(ii)二零零五年十一月一日（即股份暫停買賣以待發出公佈前的最後一個完整股份交易日），及(iii)最後實際可行日期股份在聯交所的相關收市價。

日期	**每股股份價格** *港元*
二零零五年五月三十一日	0.460
二零零五年六月三十日	0.485
二零零五年七月二十九日	0.485
二零零五年八月三十一日	0.450
二零零五年九月三十日	0.465
二零零五年十月三十一日	0.410
二零零五年十一月一日	0.420
最後實際可行日期	0.720

資料來源：聯交所

自二零零五年五月三日（即公佈日期前六個月當日）至最後實際可行日期，股份在聯交所錄得的每股最低及最高收市價分別為二零零五年十月二十六日及三十一日的0.410港元及二零零五年十二月二日的0.730港元。

3. 股本

於最後實際可行日期，新世界信息科技的法定及已發行股本如下：

	股份數目	面值 *千港元*
法定	2,000,000,000	2,000,000,000
已發行及繳足	952,180,007	952,180,007

自二零零五年六月三十日至最後實際可行日期期間，新世界信息科技的股本並無任何變動。

所有股份在各方面均享有同等權利，包括股息、投票權及股本。

除股份外，新世界信息科技並無任何已發行認股權證、購股權、衍生工具、可換股證券或其他證券。新世界信息科技並無未發行股本或借貸資本附於任何認股權證、購股權、衍生工具或換股權，而新世界信息科技亦無有條件或無條件同意將任何未發行股本或借貸資本附於任何認股權證、購股權、衍生工具或換股權。

4. 債項

於二零零五年十月三十一日(即本債項聲明於本文件付印前的最後實際可行日期)辦公時間結束時，新世界信息科技集團的未償還借貸約為3,138,000,000港元，包括無抵押銀行貸款約19,000,000港元、有抵押銀行借貸約520,000,000港元、其他有抵押借貸約4,000,000港元、應付一同系附屬公司的其他無抵押借貸約2,550,000,000港元及應付若干附屬公司的少數股東的其他無抵押借貸約45,000,000港元。

於二零零五年十月三十一日辦公時間結束時，除本節「債項」所披露者及本文件附錄二第5節「重大訴訟」所述的重大或然負債外，新世界信息科技集團並無任何未償還的按揭、抵押、債券、借貸資本或其他同類債項，或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

新世界信息科技的董事確認，新世界信息科技的債項及或然負債自二零零五年十月三十一日以來概無任何重大變化。

5. 重大變動

自二零零五年六月三十日(新世界信息科技集團最近期公佈經審核綜合財務報表的結算日)以來，新世界信息科技集團的財務或經營狀況或前景概無任何重大變動。

38　**主要聯營公司**

	已發行股本 數目	每股面值	所持股權百分比 本公司	本集團	主要業務
於英屬處女群島註冊成立及於香港經營					
新QU能源有限公司	65,000,000股普通股	–	–	–	開發傳熱產品
	35,000,000股A組優先股	–	–	100	

39　**主要共同控制實體**

	已發行股本 數目	每股面值	所持股權百分比 本公司	本集團	主要業務
於香港註冊成立及於中國經營					
航天新世界科技有限公司	30,000,000股普通股	1港元	–	50	投資控股

	繳足註冊資本	應佔權益		主要業務
		本公司	本集團	
於中國註冊成立及經營				
新世界基建(中國)投資有限公司	130,000,000美元	100	—	投資控股
深圳新世界翔龍網絡技術有限公司	人民幣550,000,000元	—	100	開發無線通訊網絡
深圳新世界翔龍科技發展有限公司	人民幣100,000,000元	—	100	開發無線通訊網絡
深圳市翔龍通訊有限公司	人民幣100,000,000元	—	100	提供電訊相關服務
北京信通傳之媒文化發展有限公司	人民幣100,000,000元	—	70.1	提供廣告代理服務、商業顧問服務、製作及發行電視節目
北京新世界威邁特高新技術有限公司	1,800,000美元	—	55	提供ATM多媒體廣告系統
北京新世界熱能高科技發展有限公司	700,000美元	—	65	開發傳熱產品

37 主要附屬公司

	已發行股本		所持股權百分比		
	數目	每股面值	本公司	本集團	主要業務
於英屬處女群島註冊成立及於香港經營					
Lotsgain Limited	100股普通股	1美元	100	—	投資控股
於英屬處女群島註冊成立及於中國經營					
通用無線科技有限公司	10股普通股	1美元	—	100	開發無線通訊網絡
於香港註冊成立及經營					
新世界媒體網絡有限公司	2股普通股	1港元	—	100	開發多媒體業務

(c) 利息按現行市場利率支付。

(d) 該利息指就一間關連公司所提供臨時貸款所支付的利息，按雙方同意的利率支付。

(e) 向一間同系附屬公司支付的顧問費用指就新世界電訊提供顧問服務所支付的顧問費用。顧問費用乃根據新世界電訊所指派提供顧問服務人員的數目及專業水平而支付，每月不超過800,000港元。

(f) 租金乃按租約指定的固定月費支付。

(g) 收入指向新世界流動電話及新世界電訊收取的呼叫中心管理服務的收入。呼叫中心管理服務的收入乃按使用的坐席數目收取。

33 結算日後事項

2005年10月4日，本集團與Golden Strength Inc.訂立有關Golden Strength Inc.向本集團轉讓大連熵立得傳熱技術有限公司全部權益以換取本公司於Sunnet International Corporation所欠貸款共850萬美元的權利、所有權與權益的股權轉讓協議。轉讓完成後，本公司成為大連熵立得傳熱技術有限公司的間接唯一擁有人。

34 比較數據

若干比較數據已重新分類或再細分，以符合本年度的呈報方式。

35 最終控股公司

本公司董事認為於香港註冊成立及上市的新世界發展有限公司為最終控股公司。

36 批准賬目

賬目於2005年10月6日獲董事會批准。

(c) **收購附屬公司**

	2005	2004
	千港元	千港元
已收購資產淨值		
固定資產	–	13,617
銀行結存及現金	–	13,402
應收賬項、按金及預付款項	–	74,370
無形資產	–	5,806
應付賬項及應計費用	–	(49,153)
税項	–	(169)
銀行及其他貸款	–	(4,258)
少數股東權益	–	(27,602)
	–	26,013
收購時產生的商譽	–	2,636
代價	–	28,649
以下列方式支付：		
擬進行投資的訂金	–	27,103
現金	–	1,546
	–	28,649
現金代價	–	(1,546)
已收購銀行結存及現金	–	13,402
收購附屬公司所得現金淨額	–	11,856

32 有關連人士交易

除賬目另有披露的關連人士交易外，本集團於本年度內訂立的重大關連人士交易如下：

	2005	2004
	千港元	千港元
向一間聯營公司作出的採購(附註a)	–	365,558
向一間聯營公司出租物業而獲補償的租金(附註b)	**(957)**	(1,200)
向下列公司支付利息：		
一間同系附屬公司(附註c)	**52,019**	20,955
一間關連公司(附註d)	–	1,139
向一間同系附屬公司支付的顧問費用(附註e)	**2,186**	1,414
就租賃物業向一間同系附屬公司繳付的租金(附註f)	**496**	–
向同系附屬公司收取呼叫中心管理服務的收入(附註g)	**(2,324)**	(1,417)

(a) 向一間聯營公司作出的採購指按雙方一致同意的價格購買由派威開發的互動電視網絡系統及設備。於2004年6月30日，本集團付予派威約843,869,000港元作為貿易按金(附註20)。

(b) 該租金指獲一間聯營公司補償的租金。該補償是根據該聯營公司佔用的實際辦公室面積而釐定。

(b) 融資變動分析

	股本包括股份溢價	已抵押存款	短期銀行貸款和銀行及其他貸款	少數股東權益	合計
	千港元	千港元	千港元	千港元	千港元
於2003年7月1日	1,612,227	(362,483)	2,411,842	–	3,661,586
融資活動現金淨額	–	7,583	1,039,962	7,011	1,054,556
無抵押存款重新分類	–	(92,040)	–	–	(92,040)
有關新創建承擔貸款的還款	–	–	(103,546)	–	(103,546)
少數股東所佔虧損	–	–	–	(20,608)	(20,608)
收購附屬公司	–	–	4,258	27,602	31,860
於2004年6月30日	1,612,227	(446,940)	3,352,516	14,005	4,531,808
融資活動現金淨額	–	86,276	59,082	20,594	165,952
少數股東所佔虧損	–	–	–	(15,012)	(15,012)
有關新創建承擔貸款的還款	–	–	(181,635)	–	(181,635)
收購附屬公司的額外權益	–	–	–	(8,734)	(8,734)
於2005年6月30日	**1,612,227**	**(360,664)**	**3,229,963**	**10,853**	**4,492,379**

31 綜合現金流量表附註

(a) 經營虧損與經營業務所用現金淨額的對賬

	2005 千港元	2004 千港元
經營虧損	**(588,521)**	(5,306,510)
折舊	**14,171**	22,525
無形資產攤銷	**1,274**	903
節目成本攤銷	**14,194**	18,533
出售其他投資的收益	**–**	(3,876)
其他投資的耗蝕虧損	**512,881**	2,272,361
無形資產的耗蝕虧損	**4,138**	401,232
固定資產的耗蝕虧損	**1,314**	663,663
向所投資公司貸款的撥備	**–**	304,201
就擬進行投資的訂金撥備	**28,858**	81,281
一間共同控制實體所欠款項撥備	**1,394**	14,469
聯營公司所欠款項撥備	**4**	113,040
撥回聯營公司所欠款項	**(32,005)**	–
撇減存貨至可變現淨值	**12,955**	291,406
出售固定資產的虧損／(收益)	**2,638**	(58)
撥回其他投資的耗蝕虧損	**–**	(4,738)
因新創建出售武漢橋樑而取得的收益	**(154,878)**	–
購買固定資產的訂金撥備	**–**	843,869
應收貸款撥備	**6,542**	99,806
其他應收款項撥備	**77,071**	29,246
利息收入	**(38,884)**	(7,254)
營運資金變動前的經營虧損	**(136,854)**	(165,901)
應收賬項、按金及預付款項的(增加)／減少	**(39,795)**	11,774
同系附屬公司所欠款項的增加	**(31,979)**	–
應付賬項及應計費用的增加	**31,904**	67,623
與少數股東結欠款項的(減少)／增加	**(8)**	12,884
存貨(增加)／減少	**(6,791)**	24,143
經營所用的現金淨額	**(183,523)**	(49,477)

30 承擔

(a) 下列資本承擔主要為額外投資現有項目：

	2005 千港元	2004 千港元
已訂約但未撥備	**10,353**	118,118

上述資本承擔不包括涉及派威申訴(附註29(b))的購買固定資產及無形資產的資本承擔。

(b) 本集團根據土地及樓宇經營租約須於日後支付的最低租金總額如下：

	2005 千港元	2004 千港元
不超過一年	**6,083**	4,689
超過一年但不超過五年	**3,421**	1,828
超過五年	**–**	33
	9,504	6,550

29　未完結訴訟

(a)　於2004年5月，本集團向美國加州聖塔克萊拉郡高級法院提出有關派威公司及派威公司的總裁兼創辦人Tony Qu先生的申訴(「新世界信息科技申訴」)。根據新世界信息科技申訴，本公司指稱本公司因基於Tony Qu先生及派威的陳述，與派威公司訂立多項協議，據此，本集團投資於派威公司，並作出多項有關視頻點播和其他數碼廣播與相關技術及增值服務技術(「技術」)的貨品及服務的採購訂單。本集團已支付約50億港元，作為對派威公司的投資及貸款，以及向派威購入貨品及服務。本公司對Tony Qu先生及參與訂約的派威公司關於技術相關貨品及服務違反各訂約方之間所訂立的協議，提出多項申訴。因此，本公司就此提出索償由審訊裁定的金額連同利息、取消所有協議，歸還本集團支付的所有款項，並索償懲罰性及儆戒性賠款、法律訴訟費與其他法定及衡平法的補救賠償。本公司就此項訴訟索償的款項總額超過7億美元(相當於約54.6億港元)。

董事經諮詢外聘法律顧問意見，認為新世界信息科技申訴不能在短期內結案，且結果亦屬未知之數。

由於本公司董事認為他們無法有效監察派威公司的資金動用。董事預期，在新世界信息科技申訴得以結案前，將會有大筆資金被用於支付法律費用及非董事可控制的其他用途。此外，由於缺乏有關派威公司的最新和有意義的財務資料，加上訴訟所需時間及最終結果亦屬未知數，對可收回資產的金額造成相應重大影響，故董事認為已於截至2004年6月30日止年度就本集團在派威公司的投資、貸予派威公司的款項和向派威支付的訂金作全數30.82億港元的撥備，對於截至2005年6月30日止年度的賬目仍然是最為適當的。

(b)　於2004年5月，派威向美國加州洛杉機郡高級法院提出有關本公司的申訴(統稱「派威申訴」)。於2005年1月，派威撤銷派威申訴，並於美國加州聖塔克萊拉郡高級法院提出對本公司的反申訴(「派威反申訴」)。根據派威反申訴，派威指稱本集團未有根據四項採購訂單和一份由派威向本集團提供與技術有關的貨品和服務或許可證授予的協議，作出全數付款，涉及金額合共約7,200萬美元(相當於約5.64億港元)。因此，派威向本公司提出索償將於審訊中裁定的金額，連同利息和法律訴訟費用，歸還已向本公司付運貨物的合理價值，以及一份說明派威應有權保留本公司根據多項採購訂單和協議支付訂金的聲明。

董事認為本公司對派威反申訴具有合理和有效的抗辯，故並無在賬目中就承擔及／或損失作出撥備。

本集團

	繳入盈餘 千港元	股份溢價 千港元	匯兑儲備 千港元	資本儲備 千港元	投資 重估儲備 千港元	累計虧損 千港元	合計 千港元
於2004年7月1日	2,650,991	660,047	–	–	–	(2,681,919)	629,119
匯兑調整	–	–	(2,800)	–	–	–	(2,800)
分佔共同控制 實體儲備	–	–	(257)	–	–	–	(257)
年度虧損	–	–	–	–	–	(866,224)	(866,224)
轉撥往資本儲備	–	–	–	1,476	–	(1,476)	–
非買賣證券的重估 虧絀淨額	–	–	–	–	(512,881)	–	(512,881)
計入損益表的耗蝕 虧損(附註3)	–	–	–	–	512,881	–	512,881
於2005年6月30日	**2,650,991**	**660,047**	**(3,057)**	**1,476**	**–**	**(3,549,619)**	**(240,162)**
本公司及附屬公司	2,650,991	660,047	(2,800)	1,476	–	(3,168,079)	141,635
共同控制實體	–	–	(257)	–	–	(143,213)	(143,470)
聯營公司	–	–	–	–	–	(238,327)	(238,327)
	2,650,991	660,047	(3,057)	1,476	–	(3,549,619)	(240,162)

本公司

	繳入盈餘 千港元	股份溢價 千港元	投資 重估儲備 千港元	保留溢利／ (累計虧損) 千港元	合計 千港元
於2003年7月1日	3,269,219	660,047	–	2,236,500	6,165,766
年度虧損	–	–	–	(5,537,024)	(5,537,024)
非買賣證券的 重估盈餘	–	–	1,922	–	1,922
撥回轉撥至損益表 的耗蝕虧損	–	–	(1,922)	–	(1,922)
於2004年6月30日	3,269,219	660,047	–	(3,300,524)	628,742
年度虧損	–	–	–	(869,191)	(869,191)
於2005年6月30日	**3,269,219**	**660,047**	**–**	**(4,169,715)**	**(240,449)**

本公司的繳入盈餘乃於1995年當本公司發行股份以換取所收購公司的股份時產生，為本公司已發行股份的面值與所收購公司的資產淨值兩者的差額。

28 儲備

本集團

	繳入盈餘	股份溢價	資本儲備	投資重估儲備	保留溢利／（累計虧損）	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於2003年7月1日	2,650,991	660,047	–	–	2,825,339	6,136,377
年度虧損	–	–	–	–	(5,507,258)	(5,507,258)
非買賣證券的重估虧絀淨額	–	–	–	(2,267,623)	–	(2,267,623)
計入損益表的耗蝕虧損(附註3)	–	–	–	2,272,361	–	2,272,361
撥回損益表的耗蝕虧損(附註3)	–	–	–	(4,738)	–	(4,738)
於2004年6月30日	2,650,991	660,047	–	–	(2,681,919)	629,119
本公司及附屬公司	2,650,991	660,047	–	–	(2,482,628)	828,410
共同控制實體	–	–	–	–	(68,337)	(68,337)
聯營公司	–	–	–	–	(130,954)	(130,954)
	2,650,991	660,047	–	–	(2,681,919)	629,119

(a) 同系附屬公司所給予的貸款為無抵押，並按現行市場利率計息。於2005年9月22日，該同系附屬公司同意將給予本公司35.3億港元的循環信貸(包括於2005年6月30日的未償還貸款結餘及累計的應付利息合共24.08億港元)續期至2007年3月21日(附註1)。因此，同系附屬公司給予的貸款分類為非流動負債。

(b) 有抵押銀行貸款須於下列期間償還：

	本集團	
	2005	2004
	千港元	千港元
一年內	**194,497**	183,124
一至兩年間	**206,568**	194,491
兩至五年間	**112,754**	317,346
五年後	**2,372**	4,375
	516,191	699,336

新創建已承諾於到期時不時償還本集團於2005年6月30日約5.05億港元(2004：6.87億港元)之若干銀行貸款本金及利息。該筆貸款以新創建於中國若干合營企業的權益作為抵押。

27 股本

	2005	2004
	千港元	千港元
法定股本：		
2,000,000,000股每股面值1港元的普通股	**2,000,000**	2,000,000
已發行及繳足股本：		
952,180,007股每股面值1港元的普通股	**952,180**	952,180

根據於1997年10月3日採納的購股權計劃(「1997年購股權計劃」)以及於2001年12月6日採納的購股權計劃(「2001年購股權計劃」)，本公司可向本公司董事及僱員授出購股權。自採納2001年購股權計劃以來並無據此授出任何購股權。年內1997年購股權計劃的購股權數目的變動及於2005年6月30日尚未行使的餘額如下：

每股行使價 港元	**於2004年 7月1日**	**年內失效**	**於2005年 6月30日**
10.20(a)	240,000	(240,000)	–
12.00(b)	960,000	(960,000)	–
	1,200,000	(1,200,000)	–

(a) 可由2000年7月1日至2005年6月1日行使。

(b) 可分別由2001年7月1日至2005年6月1日、由2002年7月1日至2005年6月1日及由2003年7月1日至2005年6月1日，分三段期間行使。

23 應收賬項、按金及預付款項

(a) 應收賬項、按金及預付款項包括客戶到期繳付的貿易應收款項。本集團一般向貿易客戶提供30日至180日的信貸期。應收貿易款項的賬齡分析如下：

	2005 千港元	2004 千港元
即期至30日	**33,494**	12,532
31至90日	**15,776**	13,415
91至180日	**10,937**	11,113
180日以上	**25,994**	24,735
	86,201	61,795

(b) 應收賬項、按金及預付款項亦包括一間關連公司所欠款項2,804,000港元(2004：無)，而該關連公司的其中一名董事亦為本公司的董事。該款項為無抵押、免息及無固定還款期。

24 已抵押存款

該筆存款就授予附屬公司短期貸款而抵押予銀行作擔保。

25 應付賬項及應計費用

應付賬項及應計費用包括貿易應付款項，而貿易應付款項的賬齡分析如下：

	2005 千港元	2004 千港元
即期至30日	**26,949**	8,342
31至90日	**5,363**	4,811
91至180日	**9,228**	4,486
180日以上	**10,945**	9,524
	52,485	27,163

26 銀行及其他貸款

	本集團		本公司	
	2005 千港元	2004 千港元	2005 千港元	2004 千港元
一間同系附屬公司所給予的貸款(附註a)	**2,337,350**	1,406,825	**2,337,350**	1,406,825
有抵押銀行貸款(附註b)	**516,191**	699,336	–	–
	2,853,541	2,106,161	**2,337,350**	1,406,825
包括在流動負債的流動部份	**(194,497)**	(183,124)	**–**	–
	2,659,044	1,923,037	**2,337,350**	1,406,825

21 擬進行投資的訂金

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	**千港元**	千港元
成本減撥備				
投資網絡的訂金	**1,531,196**	1,531,196	**1,531,196**	1,531,196
其他	**37,977**	82,255	**–**	–
	1,569,173	1,613,451	**1,531,196**	1,531,196
包括在流動資產內的即期部份	**(1,531,196)**	–	**(1,531,196)**	–
	37,977	1,613,451	**–**	1,531,196

2002年，本集團就收購(「收購」)一項位於中國的光纖主幹網絡(「網絡」)權益而與一家中國公司訂立一項期權協議(「期權協議」)。在期權協議所訂若干條件的規定下，本集團可由期權協議日期起兩年內以代價約25.63億港元收購網絡最多至70%權益。

本集團已就網絡支付約15.31億港元作為訂金(2004：15.31億港元)。於2004年6月23日，本集團要求撤回收購，並在2004年9月3日得各訂約方同意，有關已付網絡訂金、本集團所提供的貸款及其他欠款合共21.6億港元連同有關利息於2004年11月30日前全數償還予本集團。截至2005年6月30日，該等款項尚未償還。根據本公司與各訂約方訂立的延長還款協議，各訂約方同意(i)在2005年11月30日前償還已付網絡訂金，本集團所提供的貸款及其他欠款合共21.6億港元連同有關利息；(ii)將所擁有網絡的70%權益抵押，作為還款的擔保；及(iii)容許本集團保留權利，在未有按協議還款的情況下，重新參與有關項目。

經考慮本集團法律顧問的法律意見、獨立專業估值師對網絡的估值、得到網絡權益抵押及容許本集團重新參與有關項目的權利後，董事認為已付網絡訂金、本集團所提供的貸款及其他欠款均可全數收回。

22 存貨及節目

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	**千港元**	千港元
原料(附註)	**11,456**	62,079	**11,285**	62,079
節目，按成本減攤銷	**38,986**	8,722	–	–
	50,442	70,801	**11,285**	62,079

存貨按可變現淨值入賬的賬面金額為11,285,000港元(2004：62,079,000港元)。該等存貨(即生產互動電視設備的配件)為涉及新世界信息科技申訴的項目(附註29(a))。

應收貸款包括應收第三方的6億港元(2004：6億港元)無抵押貸款，年息為3厘。該貸款以及撤回擬對網絡作出的投資的訂金(附註21)須於2005年11月30日前全數償還。

19 其他投資

	本集團	
	2005	2004
	千港元	千港元
非買賣證券		
非上市股份，按公平價值(附註a及b)	**139,202**	605,162
向所投資公司貸款(附註c)	**304,201**	304,201
貸款撥備(附註c)	**(304,201)**	(304,201)
	139,202	605,162

(a) 非上市非買賣證券包括於派威及本集團若干前聯營公司(合稱「派威公司」)的非上市股權投資，為涉及新世界信息科技申訴(附註29(a))的投資。董事認為由於本集團已不再可以有效地於該等公司的財務及營運的決策上行使重大影響力，因此該等公司已於截至2004年6月30日止年度將其投資由聯營公司轉至其他投資。截至2004年6月30日止年度已就該等資產作出全數1,933,894,000港元的耗蝕撥備。

(b) 非上市非買賣證券亦包括一項於Intellambda Systems Inc.(「Intellambda」)的非上市投資，Intellambda乃從事開發光纖運輸及交換平台，並為計劃建造或提升城市及區域基建設施的營運商提供光纖網絡解決方案的公司。為評估於Intellambda的投資賬面值，董事已考慮Intellambda的最新財務資料、行業專家意見、Intellambda未來資金需求及推出產品的預期回報。根據上述各項考慮因素，截至2005年6月30日止年度，對該項投資已作出全數約3.77億港元撥備。

(c) 截至2004年6月30日止年度已就涉及新世界信息科技申訴(附註29(a))的派威公司貸款作出全數撥備。

20 購買固定資產的訂金

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	**千港元**	千港元
訂金	**843,869**	843,869	**843,869**	843,869
撥備	**(843,869)**	(843,869)	**(843,869)**	(843,869)
	–	–	**–**	–

本集團就購買互動電視網絡系統及設備而向派威支付訂金，而該訂金為新世界信息科技申訴(附註29(a))所涉及的金額。截至2004年6月30日止年度已就該等訂金作出全數843,869,000港元的撥備(附註3)。

16 共同控制實體

	本集團	
	2005	2004
	千港元	千港元
股份有限公司		
分佔資產淨值	**72,189**	85,168
收購時產生的商譽	**63,585**	63,585
累積攤銷及耗蝕虧損	**(63,585)**	(4,239)
應收金額(附註a)	**411**	22
應付金額(附註b)	**–**	(80,000)
	72,600	64,536
合作合資企業		
投資成本	**61,694**	58,886
分佔未經分派的收購後業績	**(61,694)**	(58,886)
應收金額,減撥備	**–**	–
	–	–
	72,600	64,536

(a) 應收金額為無抵押、免息及無固定還款期。

(b) 應付金額為無抵押、免息,且已於年內全數償還。

(c) 董事認為主要影響本集團本年度業績及/或於2005年6月30日資產的共同控制實體資料,已載於賬目附註39。

(d) 截至2005年6月30日止年度於共同控制實體所佔業績包括商譽耗蝕59,346,000港元(2004:商譽攤銷4,239,000港元)。

17 一同系附屬公司所欠款項

應收金額包括新創建就本集團一項銀行貸款的未償還本金及利息而承諾於到期時不時償還的欠款5.05億港元(2004:6.87億港元)。

餘下應收金額為無抵押、免息及須於結算日起計12個月內償還。

18 應收貸款

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	**千港元**	千港元
應收貸款	**912,980**	937,823	**892,980**	917,823
包括在流動資產的流動部份	**(719,855)**	(620,000)	**(699,855)**	(600,000)
	193,125	317,823	**193,125**	317,823

14 附屬公司

	本公司	
	2005	2004
	千港元	千港元
非上市股份，按成本減撥備	**1,135,905**	1,135,905
應收金額，減撥備	**580,630**	760,594
	1,716,535	1,896,499
應付金額	**(1,935,624)**	(2,243,080)
	(219,089)	(346,581)

董事認為主要影響本集團本年度業績及／或於2005年6月30日資產的附屬公司資料，已載於賬目附註37。

15 聯營公司

	本集團		本公司	
	2005	2004	**2005**	2004
	千港元	千港元	**千港元**	千港元
集團所佔資產淨值	**124,952**	232,325	**–**	–
應收款項， 減撥備(附註a)	**66,300**	30,865	**66,300**	84,177
	191,252	263,190	**66,300**	84,177

(a) 除5,460,000港元(2004：無)的免息款項外，聯營公司所欠款項為無抵押、無固定還款期及按倫敦銀行同業拆息率計息。

(b) 董事認為主要影響本集團本年度業績及／或於2005年6月30日資產的聯營公司資料，已載於賬目附註38。

本公司

	租賃物業裝修	傢俬及固定裝置	汽車	互動電視網絡系統及設備	合計
	千港元	千港元	千港元	千港元	千港元
成本					
於2004年7月1日	988	4,283	2,751	775,031	783,053
增加	1,358	278	306	–	1,942
出售	(292)	(475)	(1,287)	–	(2,054)
於2005年6月30日	**2,054**	**4,086**	**1,770**	**775,031**	**782,941**
累積折舊及耗蝕虧損					
於2004年7月1日	427	3,132	2,066	775,031	780,656
本年度支出	296	709	414	–	1,419
出售	(75)	(423)	(1,287)	–	(1,785)
於2005年6月30日	**648**	**3,418**	**1,193**	**775,031**	**780,290**
賬面淨值					
於2005年6月30日	**1,406**	**668**	**577**	**–**	**2,651**
於2004年6月30日	561	1,151	685	–	2,397

(a) 本集團所有在中國持有的土地及樓宇按賬面淨值分析如下：

	2005	2004
	千港元	千港元
短期租賃	**3,666**	4,140
中期租賃	**13,737**	14,206
長期租賃	**14,795**	15,078
	32,198	33,424

(b) 互動電視網絡系統及設備購自派威，並涉及新世界信息科技申訴(附註29(a))。由於新世界信息科技提出申訴，董事決定在中國推出互動電視服務時不再使用上述技術，因此於截至2004年6月30日止年度就該等資產作出全數的耗蝕支出。

(c) 就本集團長期銀行貸款作抵押的固定資產賬面淨值為21,035,000港元(2004：21,526,000港元)。

13 固定資產

本集團

	土地及樓宇	在建工程	機器及其他設備	租賃物業裝修	傢俬及固定裝置	汽車	互動電視網絡系統及設備	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本								
於2004年7月1日	38,958	8,575	86,252	9,029	28,981	10,492	619,224	801,511
增加	–	553	3,086	2,537	2,628	1,751	–	10,555
出售	–	(275)	(447)	(292)	(3,808)	(2,894)	–	(7,716)
於2005年6月30日	**38,958**	**8,853**	**88,891**	**11,274**	**27,801**	**9,349**	**619,224**	**804,350**
累積折舊及耗蝕虧損								
於2004年7月1日	5,534	7,539	71,998	4,338	12,863	5,605	619,224	727,101
本年度支出	1,226	–	4,525	2,298	4,675	1,447	–	14,171
耗蝕虧損	–	1,314	–	–	–	–	–	1,314
出售	–	–	(350)	(75)	(1,761)	(2,160)	–	(4,346)
於2005年6月30日	**6,760**	**8,853**	**76,173**	**6,561**	**15,777**	**4,892**	**619,224**	**738,240**
賬面淨值								
於2005年6月30日	**32,198**	**–**	**12,718**	**4,713**	**12,024**	**4,457**	**–**	**66,110**
於2004年6月30日	33,424	1,036	14,254	4,691	16,118	4,887	–	74,410

本公司

	牌照 千港元	軟件 千港元	合計 千港元
於2003年7月1日			
成本	327,600	73,632	401,232
累積攤銷及耗蝕虧損	–	–	–
賬面淨值	327,600	73,632	401,232
截至2004年6月30日止年度			
年初賬面淨值	327,600	73,632	401,232
耗蝕虧損	(327,600)	(73,632)	(401,232)
年終賬面淨值	–	–	–
於2004年及2005年6月30日			
成本	327,600	73,632	401,232
累積攤銷及耗蝕虧損	(327,600)	(73,632)	(401,232)
賬面淨值	–	–	–

向派威集團(「派威」)購買互動電視收費系統、視頻點播及其他數碼廣播與相關技術的軟件及牌照，乃涉及新世界信息科技申訴(附註29(a))。由於新世界信息科技作出申訴，董事決定在中國推出互動電視服務時不再使用上述技術，因此，於截至2004年6月30日止年度就該等資產作出全數401,232,000港元的耗蝕支出(附註3)。

商譽耗蝕檢討

商譽分配至本集團的中國一個現金產生單位。該業務單位的可收回數額是按使用價值計算。使用價值計算法所採用的假設是按管理層對增長率及貼現率的最佳估計而作出。

12 無形資產

本集團

	商譽	開發成本	牌照	軟件	合計
	千港元	千港元	千港元	千港元	千港元
於2003年7月1日					
成本	–	–	327,600	73,632	401,232
累積攤銷及耗蝕虧損	–	–	–	–	–
賬面淨值	–	–	327,600	73,632	401,232
截至2004年6月30日止年度					
年初賬面淨值	–	–	327,600	73,632	401,232
收購附屬公司	2,636	5,806	–	–	8,442
攤銷	(509)	(394)	–	–	(903)
耗蝕虧損	–	–	(327,600)	(73,632)	(401,232)
年終賬面淨值	2,127	5,412	–	–	7,539
於2004年6月30日					
成本	2,127	5,847	327,600	73,632	409,206
累積攤銷及耗蝕虧損	–	(435)	(327,600)	(73,632)	(401,667)
賬面淨值	2,127	5,412	–	–	7,539
截至2005年6月30日止年度					
年初賬面淨值	**2,127**	**5,412**	**–**	**–**	**7,539**
增加	**12,756**	**–**	**–**	**–**	**12,756**
攤銷	**–**	**(1,274)**	**–**	**–**	**(1,274)**
耗蝕虧損	**–**	**(4,138)**	**–**	**–**	**(4,138)**
年終賬面淨值	**14,883**	**–**	**–**	**–**	**14,883**
於2005年6月30日					
成本	**14,883**	**5,847**	**327,600**	**73,632**	**421,962**
累積攤銷及耗蝕虧損	**–**	**(5,847)**	**(327,600)**	**(73,632)**	**(407,079)**
賬面淨值	**14,883**	**–**	**–**	**–**	**14,883**

董事姓名	2004 袍金 千港元	 薪金及 其他酬金 千港元	 退休福利 計劃供款 千港元	 合計 千港元
執行董事				
鄭家純博士	50	3,600	–	3,650
黃志超先生	50	–	–	50
衛鳳文博士	50	–	–	50
陳永德先生	–	3,078	462	3,540
非執行董事				
符史聖先生	100	–	–	100
維爾 • 卡馮伯格先生	100	–	–	100
楊昆華先生(維爾 • 卡馮伯格先生的替任董事)	–	–	–	–
李湘先生	100	–	–	100
獨立非執行董事				
林文傑博士	100	–	–	100
石禮謙太平紳士	–	–	–	–
江智蛟先生	–	–	–	–
黎慶超先生(附註)	100	–	–	100
合計	650	6,678	462	7,790

附註：黎慶超先生於2004年9月28日轉任非執行董事。

上述酬金已列入賬目附註4內員工成本的一部份。

本集團本年度五位最高酬金人士包括三位(2004：兩位)董事，其酬金已於上列的分析中反映。年內應支付予其餘兩位(2004：三位)人士的酬金如下：

	2005 **千港元**	2004 千港元
薪金及其他酬金	**3,000**	5,138
退休福利計劃供款	**183**	328
	3,183	5,466

酬金幅度如下：

酬金幅度 港元	人數 **2005**	 2004
1,000,000－1,500,000	**1**	1
1,500,001－2,000,000	**1**	1
2,000,001－2,500,000	**–**	1
	2	3

11 董事及高級管理人員酬金

向董事支付的酬金詳情如下：

	2005			
董事姓名	袍金 千港元	薪金及 其他酬金 千港元	退休福利 計劃供款 千港元	合計 千港元
執行董事				
鄭家純博士	150	3,600	–	3,750
黃志超先生	100	1,667	129	1,896
衛鳳文博士	100	–	–	100
陳永德先生	–	1,754	–	1,754
非執行董事				
符史聖先生	100	–	–	100
維爾•卡馮伯格先生	100	–	–	100
楊昆華先生(維爾•卡馮伯格先生的替任董事)	–	–	–	–
李湘先生	100	–	–	100
黎慶超先生(附註)	100	–	–	100
獨立非執行董事				
林文傑博士	150	–	–	150
石禮謙太平紳士	150	–	–	150
江智蛟先生	150	–	–	150
合計	1,200	7,021	129	8,350

本集團除稅前虧損的有關稅項與根據本集團主要營運附屬公司所在地的現行所得稅率計算而應得的理論金額有以下分別：

	2005 千港元	2004 千港元
除稅前虧損	**(877,072)**	(5,527,129)
按稅率17.5%計算	**(153,488)**	(967,247)
其他國家不同稅率的影響	**(17,042)**	(15,149)
毋須課稅收入	**(30,276)**	(4,491)
不可用作扣稅的開支	**197,989**	983,681
未確認的稅項虧損	**3,667**	–
動用先前未確認的稅項虧損	**(34)**	(354)
未確認的臨時差額	**3,348**	4,016
其他項目	**–**	281
稅項開支	**4,164**	737

8 年度虧損

年度虧損包括虧損869,191,000港元（2004：5,537,024,000港元），於本公司賬目內處理。

9 股息

董事會不建議派發截至2005年6月30日止年度的股息（2004：無）。

10 每股虧損

每股虧損乃根據年內虧損866,224,000港元（2004：5,507,258,000港元）及年內已發行股份952,180,007股（2004：952,180,007股）計算。

由於並無已發行的潛在攤薄股份，故無呈列每股攤薄虧損。

5　**經營虧損**

經營虧損已扣除下列各項：

	2005 **千港元**	2004 千港元
攤銷：		
無形資產	**1,274**	903
節目	**14,194**	18,533
核數師酬金		
本年度撥備	**4,286**	3,334
以往年度撥備不足	**1,300**	—
折舊	**7,970**	22,525
租賃物業租金	**12,264**	11,897

折舊已扣除新世界流動電話及新世界電訊就所獲提供的呼叫中心管理服務而發還的款項。

6　**融資成本**

	2005 **千港元**	2004 千港元
銀行貸款利息		
須於五年內全數償還	**86,177**	103,336
不須於五年內全數償還	**402**	478
其他貸款利息		
須於五年內全數償還	**52,123**	22,302
	138,702	126,116
新創建的償付利息(附註17)	**(32,400)**	(43,241)
	106,302	82,875

7　**税項**

	2005 **千港元**	2004 千港元
本公司及附屬公司		
中國所得税	**4,164**	714
遞延税項	**—**	23
	4,164	737

由於本集團在香港並無產生任何估計應課税溢利，故此年內並無作出香港利得税撥備。中國所得税根據年內估計應課税溢利按當地現行税率作出撥備。

3　**其他支出淨額**

	2005	2004
	千港元	千港元
下列項目的耗蝕虧損：		
無形資產（附註12）	**(4,138)**	(401,232)
固定資產（附註13）	**(1,314)**	(663,663)
其他投資	**(512,881)**	(2,272,361)
就下列項目作出的撥備：		
共同控制實體所欠款項	**(1,394)**	(14,469)
聯營公司所欠款項	**(4)**	(113,040)
其他應收款項	**(77,071)**	(29,246)
擬進行投資的訂金	**(28,858)**	(81,281)
購買固定資產的訂金（附註20）	**–**	(843,869)
應收貸款	**(6,542)**	(99,806)
向所投資公司提供貸款	**–**	(304,201)
撇減存貨至可變現淨值	**(12,955)**	(291,406)
出售下列項目的（虧損）／收益：		
固定資產	**(2,638)**	58
其他投資	**–**	3,876
因新創建出售武漢橋樑而取得收益	**154,878**	–
撥回其他投資的耗蝕虧損	**–**	4,738
撥回聯營公司所欠款項的撥備	**32,005**	–
	(460,912)	(5,105,902)

截至2004年6月30日止年度其他支出涉及新世界信息科技申訴（附註29(a)）的數額43.92億港元，包括(i)無形資產與固定資產的耗蝕虧損及將存貨撇減至可變現淨值合共13.1億港元；及(ii)購買固定資產的訂金及向所投資公司提供的貸款的撥備與其他投資耗蝕虧損合共30.82億港元。

4　**員工成本**

	2005	2004
	千港元	千港元
薪金、工資及津貼	**71,935**	78,956
界定供款計劃的退休金成本	**4,131**	3,813
	76,066	82,769

員工成本已扣除新世界流動電話有限公司（「新世界流動電話」）及新世界電訊有限公司（「新世界電訊」）就所獲提供呼叫中心管理服務而發還的款項。

按地區分類的本集團分類資料分析如下：

	收入 千港元	總資產 千港元	資本開支 千港元
2005			
中國大陸	342,789	2,076,671	8,426
香港	10,985	16,524	159
海外	–	46,922	–
	353,774	2,140,117	8,585
聯營公司		191,252	
共同控制實體		72,600	
未分配資產		1,822,871	
總資產		4,226,840	
2004			
中國大陸	359,457	2,113,699	289,989
香港	9,390	65,027	43,504
海外	–	596,998	–
	368,847	2,775,724	333,493
聯營公司		263,190	
共同控制實體		64,536	
未分配資產		2,064,261	
總資產		5,167,711	

(t) **收入確認**

廣告收入於廣告在電視播出時或作公開展示時確認。

電視節目發行收入於本集團的收款權利確立時，即原裝備份或資料交付予客戶後確認。

呼叫中心、媒體或軟體相關服務等其他服務費收入於提供服務時確認。

利息收入按時間比例基準計及尚餘本金及相關實際利率確認。

股息收入於收取款項的權利確立後確認。

2 營業額、其他收益及分類資料

(a) **營業額及其他收益**

	2005 **千港元**	2004 千港元
營業額		
廣告	**317,984**	333,622
節目發行	**17,908**	28,398
其他服務費	**21,822**	13,033
	357,714	375,053
營業稅	**(3,940)**	(6,206)
	353,774	368,847
其他收益		
銀行及其他利息	**38,884**	7,254
	392,658	376,101

本集團主要從事電訊、媒體及科技(「信息科技」)業務。

(b) **分類資料**

根據本集團的內部財務報告政策，本集團決定分別以業務分類為主要和地區分類為次要的呈報方式。

本集團集中發展信息科技業務。由於本集團所有經營活動及業務均屬信息科技業務，故此本集團並沒有呈列以業務分類的分類資料分析。

呈報地區分類時，營業額、總資產及資本開支按資產所在地分類。地區分類之間並無任何銷售或其他交易。分類資產主要包括固定資產、應收款項及經營活動現金。資本開支包括添置固定資產、無形資產，亦包括來自收購附屬公司的添置。

倘可能以日後應課稅溢利抵銷暫時差額，方會確認相應數額的遞延稅項資產。

對附屬公司、聯營公司及共同控制實體投資所產生的暫時差額亦作出遞延稅項撥備，惟可控制暫時差額逆轉的時間，且可見將來不大可能逆轉者則除外。

(p) **營運租約**

營運租約乃資產擁有權的收益及風險絕大部份仍屬出租人享有及承擔的租約，而應付租金(扣除向出租人所提供的優惠)乃按租約年期以直線法計入損益表。

(q) **僱員福利**

(i) *退休福利成本*

本集團為2000年10月1日前加入本公司的香港僱員提供界定供款退休計劃(「職業退休計劃」)。職業退休計劃的資產與本集團的資產分別管理，並由獨立管理的基金保管。本集團按員工薪金5%至15%向職業退休計劃作出供款，而比率視乎員工的服務年資而定，並於產生時列作支出。本集團並不就年內退出職業退休計劃的員工沒收本集團所付供款，以減少僱主於年內的供款。

本集團已根據香港強制性公積金計劃條例於2000年12月成立強制性公積金計劃(「強積金計劃」)。由2000年12月1日開始，所有新加盟的合資格僱員均須強制性地參加強積金計劃。職業退休計劃的僱員有權選擇加入職業退休計劃及強積金計劃。本集團的強積金計劃供款為僱員薪金5%至15%，視乎僱員年資而定，並於供款時列作支出。

本集團亦為中國若干附屬公司及合營企業向市政府成立的僱員退休金供款，而市政府承諾負責本集團所有現時及已退休僱員的退休福利承擔。就此等計劃所作的供款於產生時列作開支。

(ii) *僱員休假權利*

僱員享有的年假於僱員有權享有該等權利時確認。本公司為僱員截至結算日所提供服務而享有的年假，估算負債並作出撥備。

(r) **外幣**

外幣交易以交易日的匯率換算。於結算日以外幣結存的貨幣性資產及負債按結算日的匯率換算，而因外幣兌換所引起的匯兌差額計入損益表內。

附屬公司、聯營公司及共同控制實體的外幣賬目以結算日的匯率換算，而損益表則按平均匯率換算。由此產生的兌換差額將作為儲備變動入賬。

(s) **借貸成本**

所有借貸成本於產生年度自損益表扣除。

值的變動作為投資重估儲備的變動入賬，直至該證券售出或確定為耗蝕為止。出售時，累積盈虧由投資重估儲備轉撥到損益表內。當導致耗蝕的情況及事項不再出現時，則原已由投資重估儲備轉撥往損益表的耗蝕，將撥回損益表內。

(j)　**存貨**

存貨按成本值及可變現淨值兩者中較低者列賬。成本值包括所有採購成本及將存貨運抵現址及達至現況的轉換成本及其他成本(如適用)，並按先進先出方法計算。可變現淨值指在日常業務中的估計售價減去完成所需的估計成本及進行銷售的估計成本的數額。

(k)　**節目**

節目按成本值減去累積攤銷及耗蝕虧損列賬。成本值包括直接開支及相關比例的生產間接成本。節目成本攤銷按本年度實際總收益與估計所有收入來源的剩餘總收益的比例根據個別製作計提。

(l)　**現金及等同現金項目**

現金及等同現金項目按成本值於資產負債表內列賬。至於現金流量表方面，現金及等同現金項目包括為應付短期現金需求(而非為投資或其他目的)而持有的手頭現金、銀行存款及銀行透支。

(m)　**撥備**

倘若因過去發生的事件導致本集團出現現有的法定或推定責任，而在解除責任時可能須要資源流出，則於數額能夠可靠估計時確認撥備。倘本集團預期可取回撥備的數額，則可於實際確定取回時確認為獨立資產。

(n)　**或然負債及或然資產**

或然負債指因過去發生事件而可能引起的責任，有關責任只能在某一宗或多宗本集團不能完全控制的不明朗未來事件發生或不發生才能確認。或然負債亦可能是因過去發生事件引致的現有責任，但由於可能不需要經濟資源流出，或責任金額未能可靠地衡量而未有確認。

或然負債不會被確認，但會在賬目附註中披露。假若動用資源流出的可能性改變導致可能出現資源流出時，有關負債將會被確認為撥備。

或然資產指因過去發生的事件而可能產生的資產，有關資產只能在某一宗或多宗本集團不能完全控制的不明朗未來事件發生或不發生時才能確認。或然資產不會被確認，但會於可能獲得經濟效益時在賬目附註中披露。若實際確定獲得經濟效益時，方會確認資產。

(o)　**遞延税項**

遞延税項採用負債法就計算資產及負債的税基價值與賬面值兩者的暫時差額作出全數撥備。遞延税項採用在結算日前已頒佈或實際頒佈的税率釐定。

根據香港財務報告準則第3號，本集團自2004年7月1日起不再攤銷商譽。於2004年6月30日的累計攤銷經已與商譽成本撇銷。

(ii) *牌照及軟件*

購入牌照及軟件的開支會撥充資本，並按其估計可使用年期或牌照年期(以較短者為準，惟由可供使用日期起計不超逾20年)以直線法攤銷。因牌照及軟件無現成市場，故並無作出重估。

(iii) *開發成本*

開發成本是在設計及測試新產品或改良產品時發生。當能夠證明該等產品技術的可行性及有能力出售或使用該資產而能賺取盈利，則將該成本確認為資產，並以直線法按不超過五年的期間攤銷。

(g) **資產耗蝕**

使用年期無限制的資產毋須攤銷，惟須最少每年檢測是否有所耗蝕，並會於任何事件或情況改變而顯示未必可收回賬面值時檢討是否有耗蝕。須作攤銷的資產則於任何事件或情況改變而顯示未必可收回賬面值時檢討是否有耗蝕。當資產賬面值超過其可收回金額時，該差額將確認為耗蝕虧損。可收回金額為資產公平值扣減銷售成本後的金額或使用價值兩者的較高者。為評估耗蝕，資產分類為擁有獨立可識別現金流量(現金產生單位)的最低水平。

(h) **固定資產及折舊**

固定資產按成本值減累計折舊及累計耗蝕列賬。

固定資產的折舊按其估計可使用年期以直線法撇銷成本值減累計耗蝕虧損。其估計可使用年期為：

租約土地	尚餘租賃年期
樓宇	11至60年
機器及其他設備	5至10年
互動電視網絡系統及設備	7至10年
租賃物業裝修	2至10年
傢俬及固定裝置	3至10年
汽車	3至10年

在建工程並無計提折舊。

固定資產修復至其正常操作狀況所引致的主要成本於損益表扣除。改良成本則按本集團的預期可使用年期撥充資本及折舊。

倘資產賬面值高於其估計可收回金額，則資產賬面值即時撇減至其可收回金額。

出售固定資產的盈虧乃按出售有關資產所得款項淨額與其賬面值的差額列入損益表確認。

(i) **其他投資**

其他投資乃本集團持有作非買賣用途的證券，並按其公平值於資產負債表列賬。董事根據市價估計公平值，如屬非上市證券，則參考該項投資的資產淨值估計。個別證券公平

(c) **附屬公司**

附屬公司乃指本集團對其財務及經營決策擁有控制權的公司，包括中華人民共和國(「中國」)的合資合營企業或合作合營企業。

(d) **共同控制實體**

共同控制實體乃以公司、合夥或其他實體形式成立的合營企業，當中合營者擁有各自的權益，且會訂立合約協議，界定其共同控制該實體的經濟活動。

本集團於共同控制實體的權益按本集團應佔資產淨值及收購時產生的商譽(扣除任何累積耗蝕虧損)列賬。應佔收購後業績及儲備根據有關溢利分佔比率計算，該比率視乎共同控制實體的性質而改變，現說明如下：

(i) *股份有限公司*

股份有限公司為有限責任公司，每位股東的實際權益按其持有的權益股本數量而定。

(ii) *合作合營企業*

合作合營企業指在中國成立的中外合營企業，合營各方分佔溢利的比例及於合營期限屆滿時分佔合營企業的資產淨值並非按合營各方的注資比例分派，而是按合營合同所定比例分派。如本集團不能於合營期限終止時分佔合作合營企業的資產淨值，於該合作合營企業的投資成本將於合營期限內攤銷。

(e) **聯營公司**

聯營公司乃本集團長期持有重大權益，並可透過在聯營公司董事會的代表對其行使重大影響力的公司，惟其並非附屬公司或共同控制實體。本集團對聯營公司的投資按本集團應佔資產淨值及收購時產生的商譽(扣除任何累積耗蝕虧損)列賬。

(f) **無形資產**

(i) *商譽*

商譽指收購成本超出本集團所佔收購當日所收購附屬公司、聯營公司或共同控制實體可識別資產淨值的公平價值的差額。

收購附屬公司產生的商譽計入無形資產，而收購聯營公司及共同控制實體產生的商譽計入聯營公司及共同控制實體的投資。商譽會每年檢討有否出現耗蝕，並按成本減累計耗蝕虧損列賬。出售公司所產生的盈虧包括所出售公司商譽的賬面值。

為方便檢討耗蝕，商譽分配到現金產生單位。

在過往年度，於2001年7月1日或以後產生的商譽乃按其估計可用年期(不多於20年)以直線法攤銷。於每個結算日，須評估商譽是否有耗蝕跡象。

賬目附註

1 主要會計政策

董事在編製賬目時已考慮一同系附屬公司所提供現有27億港元無抵押循環信貸的續期及獲得額外新增8.3億港元的無抵押循環信貸額度，亦已考慮其他所有合理預期可以獲得的資料，並已確定本集團與本公司已獲得充份財政資源以支持本集團與本公司在可見將來繼續經營。在上述情況下，董事認為以持續經營基準編製賬目屬恰當。

編製賬目時所採用的主要會計政策列載如下：

(a) 編製基準

本賬目乃根據香港普遍採納的會計原則編製，並符合香港會計師公會(「會計師公會」)所頒佈的會計準則。賬目按歷史成本常規法編製，以及就非買賣證券的重估而作出修訂。

會計師公會已頒佈多項於2005年1月1日或以後會計期間生效的新訂及經修訂的香港財務報告準則及香港會計準則(合稱「香港財務報告準則」)。本集團編製上述賬目時提早採用下列香港財務報告準則及香港會計準則：

香港財務報告準則第3號	業務合併
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產

採用香港財務報告準則第3號、香港會計準則第36號及38號導致有關商譽的會計政策有所變動。會計政策變動詳情載於下文附註(f)(i)。

提早採用上述準則並無導致2004年7月1日的承前儲備出現任何修改，亦對截至2005年6月30日止年度的業績不會有任何重大影響。

本集團並無就截至2005年6月30日止年度的賬目提早採用其他新訂香港財務報告準則。本集團已開始評估其他新訂香港財務報告準則的影響，惟未能確定該等準則會否對本集團的經營業績及財務狀況有重大影響。

(b) 綜合基準

綜合賬目包括本公司及其所有附屬公司截至6月30日的賬目，並包括本集團於年度內所佔聯營公司及共同控制實體的業績及未經分派的收購後儲備。於年度內收購或出售的附屬公司、聯營公司及共同控制實體的業績按購入的生效日期起計或計算至出售生效日期止，並於綜合損益表內處理。

一切集團內部的重大交易及結餘已於綜合計算時對銷。

出售附屬公司的盈虧指出售所得款項與本集團應佔其資產淨值的差額，連同任何以往未在綜合損益表中扣除或確認的商譽或資本儲備。

少數股東權益指外界股東於附屬公司的經營業績及資產淨值所佔的權益。

在本公司的資產負債表內，於附屬公司的投資乃按成本值減耗蝕虧損撥備後列賬。附屬公司的業績由本公司按股息收入基準入賬。

綜合股東權益變動表

截至2005年6月30日止年度

	附註	**2005** **千港元**	2004 千港元
於7月1日的股東權益		**1,581,299**	7,088,557
未在損益表確認的匯兑差額	28	**(3,057)**	—
年度虧損	28	**(866,224)**	(5,507,258)
於6月30日的股東權益		**712,018**	1,581,299

	附註	2005 千港元	2004 千港元
融資活動的現金流量			
提取銀行及其他貸款		**930,525**	893,826
提取短期銀行貸款		**1,039,252**	1,474,391
已抵押存款的增加		**(551,428)**	(241,800)
提取已抵押存款		**637,704**	249,383
一同系附屬公司的銀行貸款支付補償		**181,635**	103,546
償還銀行及其他貸款		**(183,145)**	(104,698)
償還短期銀行貸款		**(1,909,185)**	(1,327,103)
少數股東注資		**20,594**	7,011
融資活動所得的現金淨額	31(b)	**165,952**	1,054,556
現金及等同現金項目(減少)／增加		**(43,903)**	90,799
年初的現金及等同現金項目		**202,292**	111,493
匯率變動的影響		**(2,800)**	—
年終的現金及等同現金項目		**155,589**	202,292
現金及等同現金項目的分析			
銀行結存及現金		**155,589**	202,292

綜合現金流量表

截至2005年6月30日止年度

	附註	2005 千港元	2004 千港元
經營活動的現金流量			
經營所用的現金淨額	31(a)	**(183,523)**	(49,477)
已收利息		**40,208**	24,996
已付利息		**(55,339)**	(65,547)
已付中國所得稅		**(4,164)**	(906)
經營活動所用的現金淨額		**(202,818)**	(90,934)
投資活動的現金流量			
投資於聯營公司的增加		**–**	(117,000)
聯營公司所欠款項的增加		**(3,434)**	(29,530)
添置固定資產		**(10,555)**	(34,365)
共同控制實體往來賬款的變動淨額		**(1,784)**	(22)
投資於共同控制實體的增加		**(82,808)**	(73,904)
投資於非買賣證券的增加		**(46,921)**	(379,239)
投資於短期存款		**–**	(156)
提取短期存款		**–**	7,800
就擬投資的訂金及購買固定資產的訂金的減少／(增加)		**15,420**	(289,926)
應收貸款的增加		**–**	(48,629)
償還應收貸款		**24,843**	12,114
出售固定資產所得款項		**732**	27,119
收購一附屬公司額外權益		**(19,913)**	–
收購附屬公司	31(c)	**–**	11,856
出售非買賣證券		**–**	41,059
因新創建集團有限公司(「新創建」)出售武漢橋樑而取得收益		**117,383**	–
投資活動所用的現金淨額		**(7,037)**	(872,823)
融資前現金流出淨額		**(209,855)**	(963,757)

	附註	本集團 2005 千港元	本集團 2004 千港元	本公司 2005 千港元	本公司 2004 千港元
流動負債					
應付賬項及應計費用	25	**229,481**	176,613	**104,367**	62,504
欠少數股東款項		**44,525**	43,278	**–**	–
短期銀行貸款					
有抵押		**348,385**	433,271	**–**	–
無抵押		**28,037**	813,084	**–**	–
銀行及其他貸款的流動部份	26	**194,497**	183,124	**–**	–
		844,925	1,649,370	**104,367**	62,504
流動資產淨值		**2,354,701**	67,251	**2,694,029**	893,756
總資產減流動負債		**3,381,915**	3,518,341	**3,049,081**	2,987,747
資金來源					
股本	27	**952,180**	952,180	**952,180**	952,180
儲備	28	**(240,162)**	629,119	**(240,449)**	628,742
股東權益		**712,018**	1,581,299	**711,731**	1,580,922
少數股東權益		**10,853**	14,005	**–**	–
非流動負債					
銀行及其他貸款	26	**2,659,044**	1,923,037	**2,337,350**	1,406,825
		3,381,915	3,518,341	**3,049,081**	2,987,747

資產負債表

於2005年6月30日

	附註	本集團 2005 千港元	本集團 2004 千港元	本公司 2005 千港元	本公司 2004 千港元
非流動資產					
無形資產	12	**14,883**	7,539	**–**	–
固定資產	13	**66,110**	74,410	**2,651**	2,397
附屬公司	14	**–**	–	**(219,089)**	(346,581)
聯營公司	15	**191,252**	263,190	**66,300**	84,177
共同控制實體	16	**72,600**	64,536	**–**	–
一同系附屬公司所欠款項	17	**312,065**	504,979	**312,065**	504,979
應收貸款	18	**193,125**	317,823	**193,125**	317,823
其他投資	19	**139,202**	605,162	**–**	–
購買固定資產的訂金	20	**–**	–	**–**	–
擬進行投資的訂金	21	**37,977**	1,613,451	**–**	1,531,196
		1,027,214	3,451,090	**355,052**	2,093,991
流動資產					
存貨及節目	22	**50,442**	70,801	**11,285**	62,079
應收賬項、按金及預付款項	23	**149,816**	194,953	**10,775**	20,654
擬進行投資的訂金	21	**1,531,196**	–	**1,531,196**	–
應收貸款的流動部份	18	**719,855**	620,000	**699,855**	600,000
同系附屬公司所欠款項	17	**232,064**	181,635	**200,085**	181,635
已抵押存款	24	**360,664**	446,940	**331,500**	–
銀行結存及現金		**155,589**	202,292	**13,700**	91,892
		3,199,626	1,716,621	**2,798,396**	956,260

2. 新世界信息科技集團截至二零零五年六月三十日止年度的經審核綜合財務報表

下列資料乃摘錄自新世界信息科技集團截至二零零五年六月三十日止年度的經審核綜合財務報表，而下述報表所示的頁碼乃新世界信息科技二零零五年年報的頁碼。在下文所摘錄的資料中，「本公司」指新世界信息科技，而「本集團」則指「新世界信息科技集團」。

綜合損益表

截至2005年6月30日止年度

	附註	**2005** **千港元**	2004 千港元
營業額	2(a)	**353,774**	368,847
其他收益	2(a)	**38,884**	7,254
其他支出淨額	3	**(460,912)**	(5,105,902)
員工成本	4	**(76,066)**	(82,769)
折舊及攤銷		**(23,438)**	(41,961)
其他營運費用淨額		**(420,763)**	(451,979)
經營虧損	5	**(588,521)**	(5,306,510)
融資成本	6	**(106,302)**	(82,875)
應佔業績			
聯營公司		**(107,373)**	(123,875)
共同控制實體		**(74,876)**	(13,869)
除稅前虧損		**(877,072)**	(5,527,129)
稅項	7	**(4,164)**	(737)
除稅後虧損		**(881,236)**	(5,527,866)
少數股東權益		**15,012**	20,608
年度虧損	8	**(866,224)**	(5,507,258)
		港元	港元
每股虧損	10	**(0.91)**	(5.78)

1. 三年財務概要

以下為新世界信息科技集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年的經審核綜合業績概要，乃摘錄自新世界信息科技二零零三年、二零零四年及二零零五年的年報：

	截至以下日期止年度		
	二零零五年 六月三十日	二零零四年 六月三十日	二零零三年 六月三十日 (重列) *(附註1)*
	千港元	*千港元*	*千港元*
營業額	353,774	368,847	383,461
經營虧損	(588,521)	(5,306,510)	(479,932)
除税前虧損	(877,072)	(5,527,129)	(587,268)
税項	(4,164)	(737)	(64,212)
除税後虧損 (未計少數股東權益)	(881,236)	(5,527,866)	(651,480)
少數股東權益	15,012	20,608	(39,188)
股東應佔虧損	(866,224)	(5,507,258)	(690,668)
股息 *(附註2)*	–	–	5,145,088
每股虧損(港元)	(0.91)	(5.78)	(0.73)

附註：

1. 截至二零零三年六月三十日止年度的財務業績經已重列，以反映採用於截至二零零三年六月三十日止年度起生效的會計實務準則第12號「收入税」規定的影響。

2. 新世界信息科技集團透過實物分派的特別股息約為5,145,000,000港元，相當於新世界信息科技集團於二零零三年一月二十九日(即分派日期)所佔新創建及其附屬公司的資產淨值。按新世界信息科技二零零三年年報所披露，實物分派指向新世界信息科技股東分派由新世界信息科技所持的全部新創建普通股股份(包括新創建發行的代價股份及新創建於優先股獲悉數兑換時配發的普通股)(「新創建分派股份」)，所按比例為於二零零三年一月九日每持有一股新世界信息科技股份可獲派5.87股新創建分派股份。

3. 於過去三個財政年度概無任何非經常或特殊項目。

新世界信息科技截至二零零三年六月三十日止年度的經審核綜合財務報表並無保留意見。由於未完結訴訟存在基本不明朗因素及審核範圍有限，加上其他投資的審核範圍有限，故此新世界信息科技的核數師羅兵咸永道會計師事務所就截至二零零四年六月三十日止年度的經審核綜合財務報表發出保留意見。由於未完結訴訟存在基本不明朗因素及審核範圍有限，故此新世界信息科技的核數師亦就截至二零零五年六月三十日止年度的經審核綜合財務報表發出保留意見。上述保留意見的全文分別載於新世界信息科技二零零四年及二零零五年年報的核數師報告。

股份寄存於由香港中央結算有限公司運作的中央結算交收系統(「中央結算系統」),並以香港中央結算(代理人)有限公司名義登記的任何實益擁有人如欲就協議安排投票,必須聯絡彼等為中央結算系統參與者或彼等已將上述股份寄存於中央結算系統參與者的經紀、保管人、代理人或其他相關人士(「其他中央結算系統參與者」),以將有關投票指示轉達予上述人士,惟該實益擁有人屬獲准以投資者戶口持有人(「投資者戶口持有人」)參與中央結算系統的人士除外。就以香港中央結算(代理人)有限公司名義登記的股份而言,投資者戶口持有人及其他中央結算系統參與者須根據「中央結算系統一般規則」及「中央結算系統運作程序規則」進行有關協議安排的投票程序。

為確定有權出席法院會議及投票的獨立股東資格,以及出席股東特別大會及投票的股東資格,名冊將由二零零六年一月十日星期二至二零零六年一月十三日星期五(包括首尾兩日)暫停辦理股東登記,而該期間亦不會進行任何股份轉讓手續。為符合資格在法院會議及股東特別大會投票,所有過戶文件連同有關股票,須於二零零六年一月九日星期一下午四時正前交回新世界信息科技的香港股份過戶登記分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。自二零零六年一月三日起,新世界信息科技的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

假設條件經已達成或獲豁免(如適用),則計劃將於生效日期(預期為二零零六年二月二十日星期一)生效。本公司將另行刊發報章公佈,公佈有關該等會議結果的詳情,倘若所有決議案均在該等會議上獲得通過,則亦會刊登買賣股份的最後日期、記錄時間、大法院就批准計劃及確認削減新世界信息科技股本的呈請的聆訊結果、生效日期及撤銷股份在聯交所上市的日期。

其他資料

有關建議的其他資料載於本文件的附錄(全部均屬本說明備忘錄的部份)。

(e) 一名或多名親身出席股東(如屬法團，則其正式授權代表)或受委代表，而彼等須持有賦予權力可出席會議及於會上投票的股份，而該等股份的繳足股款總額不少於獲賦予該項權利的所有股份繳足股款總額的十分之一。

股東應採取的行動

本文件隨附法院會議的粉紅色代表委任表格及股東特別大會的白色代表委任表格。

無論 閣下能否親身出席該等會議，務請獨立股東將隨附粉紅色的法院會議代表委任表格按已列印的指示填妥並簽署，亦務請股東將隨附白色的股東特別大會代表委任表格按已列印的指示填妥並簽署，並盡快將有關表格交回新世界信息科技的香港主要營業地點香港皇后大道中18號新世界大廈第1期20樓2008室，惟無論如何不得遲於下述時間。就法院會議適用的粉紅色代表委任表格而言，須於二零零六年一月十一日星期三上午十時三十分前交回，或可於法院會議親身交予法院會議主席。股東特別大會適用的白色代表委任表格須於二零零六年一月十一日星期三上午十一時正前交回方為有效。填妥及交回上述任何該等會議的代表委任表格後， 閣下仍可親身出席相關的該會議及於會上投票。倘 閣下在交回代表委任表格後出席該會議，則 閣下有關該會議的代表委任表格將被視為已撤回。

新世界信息科技僅會承認名列新世界信息科技股東名冊的人士為股東。股份以信託方式及以代理人、受託人或其他人士名義登記的任何股份實益擁有人將不會獲新世界信息科技承認為股東。任何以代理人、受託人、存託機構或任何其他授權保管人或第三方(「登記擁有人」)名義登記的任何股份實益擁有人(「實益擁有人」)應聯絡登記擁有人，就實益擁有人所實益擁有的股份在法院會議及／或股東特別大會的投票應有方式給予指示及／或作出安排。欲親身出席法院會議及／或股東特別大會的實益擁有人應直接聯絡登記擁有人作出適當安排，讓實益擁有人出席法院會議及／或股東特別大會並於會上投票，而登記擁有人可就此委任實益擁有人作為其受委代表。登記擁有人須根據新世界信息科技相關的章程細則條文委任有關法院會議及／或股東特別大會的受委代表。登記擁有人委任受委代表方面，登記擁有人須填妥及簽署相關的代表委任表格，並須按上文一段所詳述的方式及在最後限期前遞交有關代表委任表格。

股股份(相等於新世界信息科技已發行股本約0.46%)的除外人士，以及彼等的代理人(彼等實益擁有的若干股份乃以其名義所登記)，亦基於上述理由不得以計劃股東身份親身或委派代表就所持股份出席法院會議及投票。

緊隨法院會議後，將舉行股東特別大會以考慮並酌情通過一項特別決議案，以批准及實行削減新世界信息科技已發行股本。特別決議案須由親身或委派代表出席股東特別大會及於會上投票的股東以不少於四分之三大比數通過。全體股東將有權出席股東特別大會及於會上就有關特別決議案投票。控股人士已表明，倘若計劃在法院會議獲通過，則會以彼等所持股份投票贊成在股東特別大會上提呈的特別決議案，以批准削減新世界信息科技的已發行股本。現並無禁制規限除外人士出席股東特別大會及於會上投票。

該等會議的通告載於本文件第139至143頁。該等會議將按上述通告所述的時間於二零零六年一月十三日星期五假座香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行。

在股東特別大會要求以投票方式表決的程序

根據新世界信息科技的組織章程細則第80條，在任何股東大會上提呈的決議案將以舉手投票方式表決，惟於宣布舉手投票結果之前或當時或於撤銷任何其他投票表決的要求時，有人有效地要求以投票方式表決，或上市規則規定需以投票方式表決。下列人士可要求以投票方式表決：

(a) 大會主席；或

(b) 個別或與會議主席共同就佔會議總表決權5%或以上的股份擔任受委代表的任何新世界信息科技董事，在舉手表決時，大會投票結果與該等受委代表的委任人所指示相反時；或

(c) 至少五名有權投票的親身出席股東(如屬法團，則其正式授權代表)或受委代表；或

(d) 一名或多名親身出席股東(如屬法團，則其正式授權代表)或受委代表，而彼等須合共佔不少於所有有權出席會議並在會上投票的股東總投票權十分之一；或

海外計劃股東

並非居於香港的計劃股東可能受彼等所居住的司法權區的法例規限。該等計劃股東須自行了解並遵守任何相關法例或監管規定。海外計劃股東須自行全面遵守有關司法權區的相關法例，包括取得任何政府批准、所需的外匯管制或其他同意或辦理其他必需的手續及支付有關司法權區的任何發行、轉讓或其他稅項。

稅項

由於計劃並不涉及買賣香港股份，故此根據香港法例第117章印花稅條例，毋須就計劃生效時註銷及銷毀計劃股份繳納印花稅。

香港或其他司法權區的計劃股東對建議的稅務影響（尤其是收取註銷價會否使計劃股東須繳納香港或其他司法權區的稅項）如有任何疑問，應諮詢專業顧問意見。

該等會議

法院會議經已根據大法院的指示召開，以考慮並酌情通過相關決議案以批准計劃（不論有否修訂）。就收購守則及公司法規定而言，有關決議案僅會在下述情況方會被視為獲通過：(i)計劃獲相當於親身或由代表出席法院會議並於會上投票的獨立股東所持票數最少75%的大多數批准；及(ii)於法院會議上投票（以投票表決方式）否決決議案的票數不多於全部獨立股東所持股份價值的10%。根據於最後實際可行日期獨立股東所持的431,255,000股股份計算，上述股份的10%即43,125,500股。於最後實際可行日期，控股人士合法及／或實益擁有516,561,485股股份，相等於新世界信息科技已發行股本約54.25%。基於控股人士為新世界發展的間接全資附屬公司，故此上述股份將不會構成計劃股份的一部份，亦不會在法院會議上作代表或投票批准計劃之用。此外，於最後實際可行日期共同合法及／或實益擁有4,363,522

計劃股東或其擁有權承繼者謹請於名冊暫停登記前確定所持的股份均以本身或其代理人的名義登記或送呈登記。新世界信息科技的香港股份過戶登記分處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。自二零零六年一月三日起，新世界信息科技的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

假設計劃於二零零六年二月二十日星期一生效，則註銷價的支票將寄予記錄時間名列名冊的計劃股東，而預期上述支票將於二零零六年三月二日星期四或之前寄予計劃股東，且無論如何將於生效日期起計十日內寄發。計劃規定，於寄發上述支票後滿六個曆月之日或之後，新世界發展有權取消或撤銷當時尚未兑現的支票或已退回的未兑現支票的付款，及將所有相關款項存入新世界信息科技指定並以新世界信息科技名義在香港持牌銀行開設的存款賬戶。新世界信息科技將根據計劃條款以信託形式代表有權收取款項人士持有上述款項，直至生效日期起計滿六年為止，並會於該日前根據計劃第3(e)條的規定，以上述款項向新世界信息科技認為有權收取款項而以其為抬頭人的支票尚未兑現的人士付款。當生效日期起計滿六年後，新世界發展將毋須再根據計劃支付任何款項，而新世界信息科技則須隨即將當時以其名義開設的賬戶結餘(如有)(扣除任何利息或預繳或其他税項或法例規定的其他扣減項目以及任何開支)轉交新世界發展。

除以書面形式向新世界信息科技的香港股份過戶登記分處標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)另行發出任何特定指示外，支票將以預繳郵資的信封郵寄往記錄時間名列名冊的計劃股東的有關地址(如屬聯名計劃股東，則寄往名冊內排名首位的聯名股東的登記地址)。自二零零六年一月三日起，新世界信息科技的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。所有上述支票將以預繳郵資的信封郵寄，郵誤風險概由該有權收款人士承擔，而新世界發展及新世界信息科技不會就郵遞遺失或延誤承擔任何責任。

於最後實際可行日期，新創建(新世界發展的非全資附屬公司)的全資附屬公司FCIL實益擁有3,357,600股股份，相等於新世界信息科技的已發行股本約0.35%；由鄭太全資擁有的Brighton Management實益擁有1,000,000股股份，相等於新世界信息科技的已發行股本約0.11%；新世界發展的執行董事冼為堅博士合法及／或實益擁有5,594股股份，而冼為堅博士亦被視為擁有由其配偶冼劉寶蘭女士擁有的53股股份的權益；新世界發展的執行董事梁仲豪先生實益擁有262股股份；而根據收購守則被視為與新世界發展一致行動的人士的渣打及其集團的其他成員實益擁有13股股份。在此情況下，由於所有上述股份的合法及／或實益擁有人(彼等為「除外人士」)均與新世界發展有直接或間接關係，故根據收購守則彼等被視為與新世界發展一致行動的人士。

有關新世界信息科技董事的權益(不論是否因董事、除外人士或股東身份而擁有)以及計劃對該等權益影響(如有別於對其他計劃股東類似權益的影響)的其他資料，載於本文件附錄二第3節「披露權益」。

股票、買賣及上市

當計劃生效後，所有計劃股份將註銷及銷毀，而代表計劃股份的所有股票將因而不再屬有效文件或所有權憑證。

新世界信息科技將向聯交所申請，於生效日期(預期為二零零六年二月二十日星期一)後隨即撤銷股份在聯交所上市。在此情況下，預期將於二零零六年二月二十一日星期二撤銷股份在聯交所上市。

有關計劃及撤銷股份在聯交所上市的實際生效日期將以報章公佈方式知會計劃股東。

倘若計劃不獲批准或遭撤銷或失效，則股份仍會繼續在聯交所上市。

登記及付款

按照建議，名冊將於二零零六年二月十七日星期五下午四時正或以報章公佈方式知會各計劃股東的其他日期後暫停登記，以確定根據計劃獲得註銷價的權利。

未來意向

新世界發展無意出售或安排控股人士出售其實益持有的新世界信息科技權益，亦無意於實行建議後終止新世界信息科技集團的任何業務。新世界發展亦無意於新世界信息科技私有化後終止新世界信息科技的業務。

新世界發展董事確認，於新世界信息科技私有化後，彼等無意在短期內對現有業務作出任何重大改變。

無論建議是否實行，新世界發展董事均無意對新世界信息科技集團的現有業務或僱員委聘作出任何重大改變，亦無意大幅度重新調配其固定資產。

倘計劃得以實行，則會撤銷股份在聯交所上市，而倘計劃不獲批准或被撤回或失效，則股份仍會維持在聯交所上市。

控股人士、除外人士及新世界信息科技董事所持權益的資料

截至最後實際可行日期，控股人士合法及／或實益擁有516,561,485股股份，相等於新世界信息科技已發行股本約54.25%。基於控股人士為新世界發展的間接全資附屬公司，該等股份將不會構成計劃股份的一部份，亦不會在法院會議上作投票批准計劃之用。控股人士亦已表示，倘若計劃在法院會議獲批准，則會以其合法及／或實益擁有的股份投票贊成將於股東特別大會上提呈的特別決議案，以批准及落實削減新世界信息科技的已發行股本。

鑑於新世界發展在建議中涉及權益，及在下一段所闡述除外人士與新世界發展的直接或間接關係，加上由於根據收購守則，除外人士被視為與新世界發展一致行動的人士，故此除外人士合法及／或實益擁有的全部4,363,522股股份(佔新世界信息科技的已發行股本約0.46%)將不會用作出席法院會議並於會上投票以批准計劃。然而，該等股份屬於計劃股份的一部份。現並無任何禁制規限除外人士出席批准及落實削減新世界信息科技的已發行股本的股東特別大會及於會上投票。

派威反申訴

於二零零四年五月，派威向加州北區美國地方法院提出有關新世界信息科技的申訴（統稱「派威申訴」）。於二零零五年一月，派威撤銷派威申訴，並於美國加州聖塔克萊拉郡高級法院提出對新世界信息科技的反申訴（「派威反申訴」）。根據派威反申訴，派威指稱新世界信息科技集團未有根據四項採購訂單和一份由派威向新世界信息科技集團提供與技術有關的貨品和服務或許可證授予的協議，作出全數付款，涉及金額合共約72,000,000美元（相當於約564,000,000港元）。因此，派威向新世界信息科技提出索償將於審訊中裁定的金額，連同利息和法律訴訟費用，歸還已向新世界信息科技付運貨物的合理價值，以及一份說明派威應有權保留新世界信息科技根據多項採購訂單和協議支付訂金的聲明。

新世界信息科技認為本身對派威反申訴具有合理和有效的抗辯，故並無在新世界信息科技集團的賬目中就承擔及／或損失作出撥備。

新世界信息科技申訴及派威反申訴的法律訴訟最少需要數月甚至數年（如裁決後提出上訴），才會得出法院最終裁決。此外，即使法院裁定新世界信息科技勝訴，假設資產並無遭凍結或對其失去控制權，則仍然存在執行的問題，如派威會否具備足夠的資產償還裁決債項。此外，新世界信息科技董事確認，自二零零四年五月提出新世界信息科技申訴以來，新世界信息科技集團、新世界信息科技董事或其法律代表與派威並無就任何庭外和解進行任何討論或磋商。儘管按上文所述並無就庭外和解進行討論或磋商，惟法院或會於審訊前為有關各方舉行強制和解會議，以考慮庭外和解。然而，就此仍未能確定該案件在進行和解會議或調停後會否得以解決。

由於(i)按上文所述，新世界信息科技申訴及派威反申訴法律訴訟審結需時頗長，而法律顧問認為結果屬未知數；(ii)即使新世界信息科技獲判勝訴，能否執行裁決債項仍屬未知數；及(iii)新世界信息科技集團及其法律代表確認，有關各方並無就庭外和解進行討論或磋商（或會縮短解決爭議的時間），故此經諮詢法律顧問有關新世界信息科技申訴及派威反申訴的意見後，新世界信息科技董事認為在短期內撥回就新世界信息科技申訴在截至二零零四年六月三十日止財政年度作出的部份或全部撥備的機會甚微。

或任何一方要求下，法院可舉行強制和解會議。與新世界信息科技集團的外聘法律顧問討論後，加州的所有案件實際上均會舉行強制和解會議，除非有關各方主動舉行和解會議或提出法院認為足以替代強制和解會議的若干其他和解或調停。因此，在此案件審訊前或會進行和解會議或調停。新世界信息科技經諮詢外聘法律顧問後亦明白，進行和解會議或調停並不表示訴訟得以和解，故此無法肯定或保證案件得以解決(不論有否進行和解會議或調停)。

新世界信息科技年報亦載述，新世界信息科技董事認為由於他們無法有效監察派威公司的資金動用，故此預期在新世界信息科技申訴得以結案前，將會有大筆資金被用於支付法律費用及非新世界信息科技董事可控制的其他用途。新世界信息科技已於二零零四年申請向派威公司發出臨時禁制令，惟美國法院拒絕有關申請，且並無給予任何解釋。

由於(i)缺乏有關派威公司的有意義及最新的財務資料；加上(ii)訴訟所需時間及最終結果亦屬未知數，對可收回資產的金額造成相應重大影響，故新世界信息科技董事已於截至二零零四年六月三十日止年度的賬目就新世界信息科技集團在派威公司的投資、貸予派威公司的款項及向派威公司支付的訂金作全數3,082,000,000港元的撥備，此舉對於截至二零零五年六月三十日止年度的賬目仍然是最為適當的。

至於新世界信息科技申訴勝訴時能否撥回3,082,000,000港元(不計及有關訴訟時間及結果的不明朗因素下)，倘若新世界信息科技在最終聆訊中獲判勝訴，則新世界信息科技須申請對派威公司執行裁決。倘若派威公司未能或拒絕就裁決付款，則或須向派威公司提出清盤程序或其他執行法令。按上文所述，新世界信息科技董事現時無法確定派威公司的財務狀況，而新世界信息科技董事亦無法控制派威公司的任何資產(包括現金)，故此新世界信息科技董事無法肯定，倘若新世界信息科技在新世界信息科技申訴中獲判勝訴，則派威公司會否具備足夠的資產以履行裁決。截至二零零五年六月三十日止年度，有關提出新世界信息科技申訴及抗辯所動用的金額約為73,900,000港元。

訴訟－派威

新世界信息科技申訴

按截至二零零五年六月三十日的年報所述，於二零零四年五月，新世界信息科技集團向美國加州聖塔克萊拉郡高級法院(「美國法院」)提出有關派威公司及派威公司的總裁兼創辦人Tony Qu先生的申訴(「新世界信息科技申訴」)。根據新世界信息科技申訴，新世界信息科技指稱新世界信息科技集團因基於Tony Qu先生及派威的陳述，與派威公司訂立多項協議，據此，新世界信息科技集團投資於派威公司，並作出多項有關視頻點播和其他數碼廣播與相關技術及增值服務技術(「技術」)的貨品及服務的採購訂單。新世界信息科技集團已支付約5,000,000,000港元，作為對派威公司的投資及貸款，以及向派威公司購入貨品及服務。新世界信息科技對Tony Qu先生及參與訂約的派威公司關於技術相關貨品及服務違反各訂約方之間所訂立的協議，提出多項申訴。因此，新世界信息科技集團就此提出索償由審訊裁定的金額連同利息、取消所有協議，歸還新世界信息科技集團支付的所有款項，並索償懲罰性及儆戒性賠款、法律訴訟費與其他法定及衡平法的補救賠償。新世界信息科技集團就此項訴訟索償的款項總額超過700,000,000美元(相當於約5,460,000,000港元)。

新世界信息科技董事認為，新世界信息科技申訴不會於短期內結案，且結果亦屬未知之數。新世界信息科技曾與新世界信息科技集團的外聘法律顧問討論新世界信息科技申訴，並留意到下列事項：

(i) 新世界信息科技申訴的初步審訊日期定為二零零六年六月十六日(「審訊日期」)。新世界信息科技經諮詢法律顧問後明白，儘管已定審訊日期，惟由於該時間表乃假設所有訴訟程序及事項均依時進行而釐定，審訊日期仍有機會押後。法律顧問認為，由於可能導致審訊延期的原因眾多，故此倘若審訊日期押後，亦難以估計再舉行審訊的日期；

(ii) 審訊結果須視乎新世界信息科技及派威公司的上訴結果而定；及

(iii) 新世界信息科技集團(包括新世界信息科技董事)與派威公司並無進行任何和解磋商，而新世界信息科技集團亦無提出或建議任何有關新世界信息科技申訴的庭外和解。根據加州法院規則第222條，在法院主動動議

中進展顯著。新世界ZGM專利權申請尚待審批，而其現正生產傳導配件，利用傳熱技術為電腦及家用供暖系統散熱。新世界信息科技亦已投入額外資金，加強該業務的研發工作。

截至二零零五年六月三十日止財政年度內，新世界信息科技完成對eBANK Corp（「eBank」）少數股權的策略收購。eBank持有日本銀行營業執照，是日本頂尖網上銀行，擁有逾120萬名客戶。eBank透過互聯網、39,000個位於7-Eleven便利店的自動櫃員機及郵政儲匯局提供付款／結算及相關的銀行存託服務。eBank現有股東包括滙豐、GE Consumer Finance、Sumitomo Corp及GEMS。eBank於截至二零零五年六月的首個季度錄得純利，目前正與新世界信息科技合作在中國大陸發掘商機。ebank決定在二零零六年成立代表辦事處，開始經營海外業務，讓日本的客戶可於匯款往外地時可享有較其他金融機構便宜的手續費等優惠。

電訊業務方面，持有中國多個城市的電訊增值服務營業執照及營銷權的翔龍集團（「翔龍」）核心業務發展日益理想。翔龍為華南地區數一數二的呼叫中心經營商，現正研究將業務擴展至北京和上海。此外，專門開發ERP解決方案的附屬公司電貿通科技有限公司（「電貿通」）與新世界電訊有限公司合作，共同拓展中國大陸企業市場。

流動資金及財務資源

於二零零五年六月三十日，新世界信息科技集團的現金及銀行結餘總額約為516,300,000港元。於二零零五年六月三十日的應佔債務（長期銀行貸款約516,000,000港元、短期銀行貸款約376,000,000港元及其他借貸約2,337,000,000港元，減由新創建承擔的銀行貸款約505,000,000港元）約為2,720,000,000港元。於二零零五年六月三十日，負債資產比率（應佔債務與股東權益的比率）為383%，而流動資產淨值約為2,355,000,000港元。現有的銀行貸款均為定息並以人民幣計算，佔應佔債務的14%，其餘應佔債務為浮息並以港元計算。除360,000,000港元貸款以存款及固定資產抵押外，其餘應佔債務為無抵押。此外，新創建已承諾在貸款到期時償還新世界信息科技集團於二零零五年六月三十日結餘約505,000,000港元的銀行貸款本金與利息。該貸款以新創建在若干中國合營企業的權益作抵押。於二零零五年九月二十二日，新世界信息科技的同系附屬公司新世界金融有限公司同意將提供予新世界信息科技為數3,530,000,000港元（包括於二零零五年六月三十日的未償還貸款結餘及累計應付利息合共2,408,000,000港元）的無抵押循環信貸的信貸期由二零零六年四月十三日延長至二零零七年三月二十一日。

業務回顧

媒體業務為新世界信息科技最大的收入來源。在媒體方面，北京信通傳之媒文化發展有限公司(「信通傳之媒」)仍為收入最高的投資組合。隨著信通傳之媒繼續轉型為多媒體廣告公司及內容供應商，整體收入上升，內容方面有長足發展。信通影視管理中心為全國網絡製作了一輯三十集的宮廷電視連續劇。專門為公安部製作警匪劇集的金盾信通影視文化有限責任公司製作了首部非警匪劇集。信通傳之媒計劃再投資拓展其電視劇集及電影的製作能力，成為行業中首屈一指的企業。在廣告方面，信通傳之媒於來年會致力獲取穩定增長。

雖然Mtone Wireless Corp(「美通」)由於產品組合及電訊營運商協議的收入分配改變而導致收入微跌，然而美通在競爭激烈的中國無線增值服務市場表現仍然不俗。美通擁有逾450萬名用戶，能夠有效推出新服務，近期的重點項目之一就是推出中國首個夢幻運動遊戲。美通與美國職業籃球聯盟(「NBA」)及中國移動通信集團公司組成策略聯盟，推出*「夢幻NBA 2005競猜勁獎」*遊戲。此外，美通亦推出Msport及Mmusic服務，並與可口可樂和麥當勞合作推廣新市場項目。

航天新世界科技有限公司(「航天新世界公司」)合營公司為新世界信息科技數碼電視業務的推動力。該合營公司集合新世界信息科技與香港上市公司航天科技國際集團有限公司(「航天科技」，中國航天科技集團公司(「中國航天」)的附屬公司)的資源。航天新世界公司將大力支持中國航天的發展，以成為衛星直播電視增值服務供應商。監管機構就預期於二零零六年底展開的衛星直播業務，討論中國航天在廣播工作上可擔當的角色，並將就此發出牌照。

電子巴士站牌為新世界信息科技具發展潛力的項目，於截至二零零五年六月三十日止財政年度內邁出重大一步，在北京街頭測試電子巴士站牌。電子巴士站牌是一種即時資訊系統，組成部份包括設置於巴士站的電子站亭、安裝於巴士上的數據收集及通訊系統，以及一個資訊管理中心。電子巴士站牌主要以於站亭登載戶外廣告而經營。新世界信息科技預期在二零零八年北京奧運會舉行前推出電子巴士站牌。

發展傳熱技術的合營公司新世界ZGM有限公司(「新世界ZGM」)在商業化過程

新世界發展董事會亦已向新世界信息科技董事表示，註銷價是經考慮本說明備忘錄「建議的財務影響 — 股價」及「建議的財務影響 — 資產淨值」兩節所列的數字，並參考過去數年的其他私有化交易而按商業原則釐定。

董事會已決定將建議提呈計劃股東考慮。由於註銷價較上文詳述的10日、30日、60日及180日概約每股平均收市價分別溢價約76.1%、70.1%、66.4%及51.0%，故此董事會相信，透過建議，全體計劃股東可按遠高於股份當時市價的價格出售所持的新世界信息科技投資。

新世界信息科技集團的資料

歷史

新世界信息科技為於開曼群島註冊成立的有限公司，其股份自一九九五年十月二十七日起一直在聯交所上市。新世界信息科技集團的主要業務為在香港及中國發展、投資、經營及／或管理電訊、媒體及科技業務。

當計劃生效後，新世界信息科技將成為新世界發展的間接全資附屬公司。

財務資料

新世界信息科技截至二零零四年及二零零五年六月三十日止兩個財政年度的經審核綜合業績概要如下：

	截至下列日期止年度	
	二零零五年六月三十日	二零零四年六月三十日
	千港元	*千港元*
營業額	353,774	368,847
經營虧損	(588,521)	(5,306,510)
除稅前虧損	(877,072)	(5,527,129)
除稅後虧損（未計少數股東權益）	(881,236)	(5,527,866)
股東應佔虧損	(866,224)	(5,507,258)

資產淨值

於二零零五年六月三十日，新世界信息科技的經審核綜合資產淨值約為712,000,000港元，即每股約0.75港元。

虧損

截至二零零五年六月三十日止年度，新世界信息科技集團的經審核綜合虧損約為866,200,000港元，相當於每股股份虧損約0.91港元。虧損包括就Intellambda Systems Inc.的非上市投資作全數撥備約377,000,000港元。

新世界信息科技集團於截至二零零四年六月三十日止的上一財政年度的經審核綜合虧損約為5,507,300,000港元，相等於每股股份虧損約5.78港元。虧損主要是由於就互動數碼有線電視業務的投資作出約4,392,000,000港元重大撥備所致，當中包括(i)無形資產與固定資產減值虧損及將存貨撇減至可變現淨值合共1,310,000,000港元；及(ii)購入固定資產與所投資公司貸款的按金撥備及其他投資減值虧損合共3,082,000,000港元（全部均涉及本文件附錄二第5節「重大訴訟」所述的新世界信息科技申訴）。

股息率

新世界信息科技於截至二零零零年六月三十日止財政年度後並無派付現金股息。

建議的理由及利益

股份的成交量持續稀疏，結果股份的流通量低。截至及包括二零零五年十一月一日（即股份暫停買賣以待發出公佈前的最後一個完整交易日）止六個月的平均每日成交量約為296,118股，相等於在聯交所買賣的自由流通股份約0.09%。由於在聯交所買賣的股份流通量偏低，而新世界信息科技自二零零零財政年度以來並無派付現金股息，故此新世界發展的董事認為計劃股東現時將股份脫手的機會有限。

由於新世界發展集團於最後實際可行日期已擁有新世界信息科技約54.60%，加上第三方提出有關收購計劃股份的其他全面收購建議在未經新世界發展同意下不會成功，故此新世界發展的董事相信計劃股東不大可能接獲第三方的收購建議。此外，股東謹請注意，新世界發展過往或現時並無就出售新世界發展所持股份而與任何第三方進行磋商，亦無意終止新世界信息科技的業務。

新世界發展董事會已告知新世界信息科技董事，建議可簡化集團架構，使新世界信息科技集團可更靈活有效地持續經營業務。

獨立股東(包括已向其後已在法院會議投票的保管人或結算公司發出投票指示的股份實益擁有人)應注意，彼等可於二零零六年二月二十日親身或委派律師出席大法院聆訊，而在聆訊中，新世界信息科技將尋求批准計劃。

建議的財務影響

股價

註銷價：

- 較二零零五年十一月一日(即股份暫停買賣以待發出公佈前的最後一個完整股份交易日)股份在聯交所的收市報價每股股份0.42港元溢價約78.6%；
- 較截至二零零五年十一月一日止10個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.426港元溢價約76.1%；
- 較截至二零零五年十一月一日止30個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.441港元溢價約70.1%；
- 較截至二零零五年十一月一日止60個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.451港元溢價約66.4%；
- 較截至二零零五年十一月一日止180個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.497港元溢價約51.0%；及
- 較於最後實際可行日期股份在聯交所的收市報價每股股份0.72港元溢價約4.2%。

有關股份過往股價的資料載於本文件附錄二第2節。

資產淨值

於二零零五年六月三十日，新世界信息科技集團的經審核綜合資產淨值約為712,000,000港元，即每股約0.75港元。註銷價相等於二零零五年六月三十日的每股經審核綜合資產淨值約0.75港元。

及大法院有關命令副本送呈開曼群島公司註冊處處長存案；

(d) 就新世界信息科技削減已發行股本，於所需範圍內符合公司法第15條下必需的程序規定以及公司法第16條所訂的任何條件；

(e) 已經在開曼群島及／或香港及／或任何其他相關司法權區取得有關當局給予、作出、授出或發出(視乎情況而定)有關建議的一切授權；

(f) 直至計劃生效時，一切授權仍屬完全有效且並無變動，且所有相關司法權區的一切必需的法定或規定的責任均已經符合，而並無任何有關當局提出建議或相關事宜、文件(包括通函)或事項所涉法例、規則、法規或守則並無明文規定的要求或明文規定者以外的要求；

(g) 已經取得新世界信息科技根據現有合約責任規定必需的同意；及

(h) 新世界發展根據有關法例及法規取得任何有關當局或其他第三方可能要求而對於履行計劃必需或適宜的其他必需的同意、批准、授權、批核或豁免。

新世界發展保留權利可就任何特定事宜完全或部份豁免(e)、(f)、(g)及(h)項條件，而(a)至(d)項條件無論如何不得豁免。上列所有條件必須於二零零六年五月三十一日(或新世界發展及新世界信息科技可能協定或(視乎情況)大法院可能指示的較後日期)或之前達成或獲豁免(視乎情況而定)，否則計劃將告失效。

假設所有條件經已達成或獲豁免(視乎情況而定)，則計劃將於生效日期(預期為二零零六年二月二十日星期一)生效。本公司將另行刊發報章公佈，公佈有關該等會議結果的詳情，而倘若所有決議案均在該等會議上獲得通過，則亦會刊登買賣股份的最後日期、記錄時間、大法院就批准計劃及確認削減新世界信息科技股本的呈請的聆訊結果、生效日期及撤銷股份在聯交所上市的日期。

倘於二零零六年五月三十一日(或新世界發展及新世界信息科技可能協定或(視乎情況)大法院可能指示的較後日期)或之前計劃仍未生效，則計劃將告失效，並會以報章公佈方式通知計劃股東。

後實際可行日期，新世界信息科技的法定股本為2,000,000,000港元，分為2,000,000,000股股份，而新世界信息科技的已發行股本為952,180,007港元，分為952,180,007股股份。除股份外，新世界信息科技並無發行任何認股權證、購股權、衍生工具、可換股證券或其他證券。

根據註銷價、合共435,618,522股計劃股份及控股人士於最後實際可行日期合法及／或實益擁有的516,561,485股股份計算，新世界信息科技在建議下的已發行股本共值約714,100,000港元。建議所需現金約326,700,000港元，將由新世界發展支付。新世界發展有意以銀行借貸支付建議所需現金。新世界發展的財務顧問渣打認為新世界發展具備充裕的財務資源實行建議。

所註銷的計劃股份(須待法院會議批准計劃、股東特別大會通過有關批准削減新世界信息科技已發行股本及使其生效的特別決議案以及達成其他條件後方可作實)將被視為不附有任何第三方權利、留置權、抵押、申索、衡平權及轇轕，以及股份附有的一切權利，包括可收取根據計劃註銷計劃股份當日後就計劃股份宣派、作出或派付的一切股息及／或其他分派的權利。

建議的條件

計劃將於以下條件達成或獲豁免(視乎情況而定)後，方告生效，且對新世界信息科技及所有股東具約束力：

(a) 代表獨立股東親身或由代表在法院會議投票的股份總值四分之三或以上的親身或由代表出席法院會議的大多數獨立股東批准計劃(以投票表決方式)，而計劃在法院會議上並無遭持有獨立股東所持股份總值10%以上的獨立股東反對(以投票表決方式)；

(b) 親身或由代表出席新世界信息科技股東大會並投票的股東以不少於四分之三的大多數票通過有關批准及實行新世界信息科技削減股本的特別決議案；

(c) 大法院批准計劃(不論有否修訂)及確認削減新世界信息科技的股本，以

註銷計劃股份
及
支付註銷價的協議安排

緒言

誠如二零零五年十一月二日所公佈，新世界發展已於二零零五年十一月一日要求董事會向計劃股東提呈建議供彼等考慮。

本說明備忘錄旨在解釋建議(將透過計劃實行)的條款及影響，並向股東提供其他相關資料。

董事會函件載於本文件第10至21頁。就建議發出的獨立董事委員會函件以及德國商業銀行與卓怡融資致獨立董事委員會函件載於本文件第22至61頁。計劃的條款載於本文件第132至138頁。

建議的概要

有意待條件達成或獲豁免(如適用)的情況下，將以計劃的方式實行建議，而其中涉及根據公司法註銷及銷毀計劃股份及削減新世界信息科技已發行股本435,618,522港元。一經削減後，新世界信息科技的股本將因發行與註銷計劃股份相同數目的股份而增回原額至952,180,007港元，而新世界信息科技賬目中因削減股本而產生的進賬，將用以按面值繳足發行435,618,522股入賬列為繳足的新股份予控股人士或新世界發展指示的人士。因此，新世界信息科技將成為新世界發展的間接全資附屬公司。計劃亦規定，在記錄時間名列名冊的所有計劃股東將可就所持每股計劃股份收取現金註銷價0.75港元作為註銷及銷毀計劃股份的代價。**每股計劃股份的註銷價將不會提高，而新世界發展並不保留提高註銷價的權利。**

註銷價將根據計劃條款全數以支票支付，且不會附帶新世界發展可能有權或聲稱有權向任何計劃股東提出申索的任何留置權、抵銷權、反索償或其他類似權利。

於最後實際可行日期，新世界發展或與其一致行動人士所持股份並不涉及任何購股權、認股權證或可換股證券，亦無就此訂有任可尚未到期的衍生工具。於最

整體推薦建議

經考慮上述因素及理由後，吾等認為建議的條款（包括註銷價）對獨立股東均屬公平合理。因此，吾等建議獨立董事委員會建議獨立股東於法院會議投票贊成有關批准計劃的決議案，並於股東特別大會投票贊成有關批准及執行削減新世界信息科技已發行股本的特別決議案。

此致

獨立董事委員會　台照

代表		代表
德國商業銀行香港分行		**卓怡融資有限公司**
富國德	**何婉儀**	**梁綽然**
香港分行行長	*企業融資（併購顧問業務）主管*	*董事總經理*

謹啟

二零零五年十二月十六日

止三個月的平均成交價高出約63.66%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約28.98%至125.81%；及(iv)註銷價較每股經調整有形資產淨值約每股0.73港元高出約2.74%，介乎回顧期間13個獲批准的私有化交易每股經調整有形資產淨值較發售價折讓約64.48%至高出約1,797.81%的溢價╱(折讓)範圍，因此吾等認為註銷價對計劃股東有利。

經整體考慮上述因素後，基於(i)註銷價較最後完整成交價以及截至及包括最後完整交易日止5個、10個、30個、60個及180個交易日的平均收市價高出約50.98%至79.86%；(ii)假設並無任何特別消息或公佈時，新世界信息科技全部已發行股份的成交量約為0.25%至15.07%，則任何計劃股東如在市場出售所持大量股權，可能導致股份市價承受若干下調壓力；(iii)根據註銷價計算的新世界信息科技企業價值對銷售額的比率約為9.69倍，較同類公司約1.28倍至6.96倍的比率範圍為高；(iv)註銷價較最後完整成交價高出約78.57%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約5.04%至125.81%，並高於約52.49%的平均溢價；亦較截至及包括最後完整交易日止一個月的平均成交價高出約70.13%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約23.76%至133.33%之間，並高於約60.74%的平均溢價；亦較截至及包括最後完整交易日止三個月的平均成交價高出約63.66%，介乎回顧期間13個獲批准的私有化交易的平均溢價約28.98%至125.81%；及(v)註銷價每股0.75港元較每股經調整有形資產淨值每股約0.73港元高出約2.74%，介乎回顧期間13個獲批准的私有化交易每股經調整有形資產淨值較發售價折讓約64.48%至高出約1,797.81%的溢價╱(折讓)範圍，因此吾等認為註銷價對獨立股東有利。

5.4.2 註銷價較截至及包括最後完整交易日止一個月平均成交價的溢價／折讓

吾等留意到註銷價每股0.75港元較截至及包括最後完整交易日止一個月的平均成交價高出70.13%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約23.76%至133.33%，且高於約60.74%的平均溢價。

5.4.3 註銷價較截至及包括最後完整交易日止三個月平均成交價的溢價／折讓

吾等發現註銷價每股0.75港元較截至及包括最後完整交易日止三個月的平均成交價高出約63.66%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約28.98%至125.81%，且略低於約65.33%的平均溢價。

5.4.4 註銷價較每股經調整有形資產淨值的溢價／折讓

新世界信息科技集團於二零零五年六月三十日的經調整有形資產淨值約697,140,000港元乃根據摘錄自二零零五年六月三十日年報的資產淨值(不包括少數股東權益)約712,020,000港元扣減無形資產計算。根據二零零五年六月三十日已發行股份952,180,007股計算，二零零五年六月三十日的每股經調整有形資產淨值約為0.73港元。因此，註銷價每股0.75港元較每股經調整有形資產淨值約0.73港元高出約2.74%。

吾等留意到註銷價每股0.75港元較每股經調整有形資產淨值高出約2.74%，乃介乎回顧期間13個獲批准的私有化交易發售價較每股經調整有形資產淨值折讓約64.48%至高出約1,797.81%的溢價／(折讓)範圍。

經整體考慮上述因素後，基於(i)註銷價較最後完整成交價高出約78.57%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約5.04%至125.81%，並高於約52.49%的平均溢價；(ii)註銷價較截至及包括最後完整交易日止一個月的平均成交價高出約70.13%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約23.76%至133.33%，並高於約60.74%的平均溢價；(iii)註銷價較截至及包括最後完整交易日

過往建議的狀況	過往建議的公布日期	公司	主要業務	最後完整交易日的市值 (百萬港元)	發售價 (港元)	發售價較私有化公佈前收市價／平均收市價的溢價 最後交易日 (%)	一個月交易日 (%)	三個月交易日 (%)	發售價較每股經調整綜合有形資產淨值的溢價／(折讓) (%)
不批准	二零零五年七月十二日	粵海制革有限公司	皮革生產及銷售	8.99	0.28	32.10	52.20	41.40	(6.40)
批准	二零零五年八月十六日	基數碼科技有限公司	信息科技服務及投資	38.18	0.42	90.91	110.00	106.40	180.00
有待股東批准	二零零五年九月二十七日	Sunday Communication Limited	電訊服務	4.29	0.65	6.60	3.20	6.60	204.00
批准	二零零五年八月三十日	遠東化聚工業股份有限公司	聚酯產品生產及分銷	125.62	2.20	57.10	57.70	55.00	(23.90)
			合共18項建議						
			平均	1,584.49		45.91	52.53	54.39	110.13
			13項成功完成的建議						
			平均	1,293.04		52.49	60.74	65.33	147.36
			5項不獲或有待股東批准的建議						
			平均	1,951.88		24.00	25.99	21.61	11.11
		新世界信息科技	**電訊、媒體及科技**		**0.75**	**78.57**	**70.13**	**63.66**	**2.74**

資料來源：彭博、過往建議的公佈及發售文件

5.4.1 註銷價較最後完整成交價的溢價／折讓

吾等留意到註銷價每股0.75港元較最後完整成交價高出約78.57%，介乎回顧期間13個獲批准的私有化交易的溢價範圍約5.04%至125.81%，且高於約52.49%的平均溢價。

過往建議的狀況	過往建議的公布日期	公司	主要業務	最後完整交易日的市值 (百萬港元)	發售價 (港元)	發售價較私有化公佈前收市價／平均收市價的溢價 最後交易日 (%)	一個月交易日 (%)	三個月交易日 (%)	發售價較每股經調整綜合有形資產淨值的溢價／(折讓) (%)
批准	二零零三年五月二十一日	晉利地產金融有限公司	物業投資及發展	893.55	15.00	59.57	70.84	90.40	30.55
批准	二零零三年五月二十一日	上海實業醫藥科技(集團)有限公司	生產、銷售及分銷	32.19	2.15	14.97	24.28	35.22	76.23
批准	二零零三年五月二十六日	太平協和集團有限公司	生產	33.25	0.65	51.16	60.89	46.40	(64.48)
不批准	二零零三年七月二十五日	日本信用保証集團	個人及商業借貸	90.82	4.61	19.70	21.30	25.60	0.24
批准	二零零三年八月二十日	縱連網控股有限公司	經營數據中心	3.00	0.04	75.00	66.67	52.17	(7.90)
批准	二零零三年十月三十一日	其士建築集團有限公司	建築服務及維修	4.07	0.25	16.28	23.76	58.23	(21.88)
批准	二零零四年十月十三日	第一珍寶(集團)有限公司	供應電器	88.07	0.70	125.81	133.33	125.81	(46.97)
批准	二零零四年十一月四日	廣生行有限公司	物業買賣及租賃	6.30	1.25	5.04	36.17	64.04	(31.69)
批准	二零零四年十二月二十九日	中國石化北京燕化石油化工股份有限公司	石油化工業務	41.61	3.80	10.95	23.88	28.98	108.79
批准	二零零五年五月三日	和記環球電訊控股有限公司	電訊服務	23.95	0.65	36.84	43.33	44.55	1797.81
批准	二零零五年五月十九日	恒基中國集團有限公司	物業投資及發展	533.36	8.00	66.67	64.27	68.42	(36.05)

根據上表，吾等留意到同類公司的企業價值對銷售額的比率介乎約1.28倍至6.96倍，平均數約為3.83倍。企業價值對銷售額的比率乃用作對錄得虧損淨額的電訊、媒體及科技公司估值的常用倍數。新世界信息科技集團根據註銷價計算的企業價值對銷售額比率約為9.69倍，較同類公司的比率範圍為高。

由於新世界信息科技根據註銷價計算的企業價值對銷售額比率約為9.69倍，較同類公司的比率範圍約1.28倍至6.96倍（平均數約為3.83倍）為高，故此吾等認為註銷價屬公平合理，且對計劃股東有利。

5.4 與私有化交易比較

吾等在下表比較各公司於二零零三年一月一日至最後實際可行日期期間(i)成功完成；(ii)有待獨立股東批准；及(iii)尚未完成的所有已公佈建議（「**過往建議**」）。吾等留意到下述曾進行私有化交易的公司所從事的業務與新世界信息科技不同，惟過往的私有化交易可提供現行指示市場價格範圍及平均價格，以作為比較建議條款的評估參數。

過往建議的狀況	過往建議的公布日期	公司	主要業務	最後完整交易日的市值	發售價	發售價較私有化公佈前收市價／平均收市價的溢價			發售價較每股經調整綜合有形資產淨值的溢價／(折讓)
						最後交易日	一個月交易日	三個月交易日	
				(百萬港元)	(港元)	(%)	(%)	(%)	(%)
不批准	二零零三年二月十九日	豐德麗控股有限公司	酒店管理、媒體及娛樂	7.64	0.28	27.27	30.58	5.02	(91.41)
不批准	二零零三年四月二十三日	嘉里建設	物業投資及發展	554.14	9.50	58.33	48.67	51.06	(39.76)
批准	二零零三年五月三日	榮耀國際	物業投資及發展	53.35	0.74	72.09	74.46	73.66	(44.78)

5.3 同類公司分析

為評估註銷價，吾等已審閱根據註銷價計算的內在估值倍數，並與在聯交所上市的特選同類公司(「**同類公司**」)比較。所選定的同類公司為在聯交所上市而從事與新世界信息科技集團同類的廣告業務及大部份收益來自中國的公司詳細清單。

名稱	股份代號	市值	市盈率	企業價值／EBITDA	企業價值／銷售額
		(百萬港元)	*(x)*	*(x)*	*(x)*
財訊傳媒集團有限公司	205	511.61	9.85	13.28	6.43
白馬戶外媒體有限公司	100	3,511.26	36.84	15.57	6.96
媒體伯樂集團有限公司	8072	964.79	47.08	7.66	1.28
南京大賀傳媒股份有限公司	8243	151.06	9.49	6.75	1.78
北京傳媒集團	1000	1,973.10	7.78	12.19	3.34
TOM在線有限公司	8282	7,149.43	28.85	16.96	5.78
平均			26.01	11.83	3.83
最低			7.78	6.75	1.28
最高			47.08	16.96	6.96
新世界信息科技	301	685.57	NA	NA	9.69

附註：

(a) 同類公司的收市價、市值及企業價值(市值加債項淨額)均根據二零零五年十一月三日的收市價計算。

(b) 股價及企業價值乃根據註銷價計算。

(c) 同類公司的銷售額、每股盈利及EBITDA均以截至二零零四年十二月三十一日止年度為基準。

(d) NA：不適用

(e) 資料來源：彭博。

由於新世界信息科技集團截至二零零五年六月三十日止年度出現虧損866,220,000港元，故此並無市盈率及企業價值對EBITDA與同類公司比較。

	股份平均每月成交量（附註a）	股份每月成交量佔全部已發行股份的比例範圍（附註b）	股份每月成交量佔計劃股份的比例範圍（附註c）
二零零三年一月至十二月	116,754,750	1.75%-40.04%	3.83%-87.52%
二零零四年一月至十二月	23,651,508	0.73%-11.76%	1.59%-25.70%
二零零五年一月至十二月（包括最後實際可行日期）	15,967,984	0.25%-6.90%	0.54%-15.07%

附註：

a. 資料來源：彭博。

b. 根據最後實際可行日期的已發行股份952,180,007股計算。

c. 根據通函所載435,618,522股計劃股份計算。

根據上表，二零零五年一月一日至最後實際可行日期的股份平均每月成交量約為15,970,000股，較二零零四年的股份平均每月成交量約23,650,000股減少約32.49%，亦較二零零三年的股份平均每月成交量約116,750,000股減少約86.32%。另一方面，股份每月成交量佔全部已發行股份的比例範圍由二零零三年介乎約1.75%至40.04%收窄至二零零五年一月一日至最後實際可行日期介乎約0.25%至6.90%。此外，股份每月成交量佔計劃股份的比例範圍亦由二零零三年介乎約3.83%至87.52%收窄至二零零五年一月一日至最後實際可行日期介乎約0.54%至15.07%。

根據上述分析，由於二零零五年並無任何特別消息或公佈，股份的一般成交量介乎新世界信息科技全部已發行股份約0.25%至約6.90%，故此吾等認為任何股東如在市場出售所持大量股權可能導致股份市價承受若干下調壓力。建議為計劃股東提供以相同價格出售所持全部股權的良機。

二零零三年每月成交量回顧

二零零三年，股份每月成交量介乎股份每月總成交量佔全部已發行股份約1.75%至40.04%，並介乎股份每月總成交量佔計劃股份約3.83%至87.52%。二零零三年股份每月成交量較二零零四年及二零零五年為高，主要是由於完成重組及有關收購的正面消息所致。

吾等從彭博消息得知，一月的股份每月總成交量佔全部已發行股份約26.85%，主要是由於二零零三年一月二十九日完成重組，由傳統基建公司轉化成信息科技公司所致。二零零三年五月，新世界信息科技公佈其全資附屬公司取得福建省廣播電影電視局正式批准，應用派威科技公司所開發技術推廣福建廣電有線電視網路的數碼服務平台。二零零三年八月，股票市場流傳新世界信息科技將會收購一家中國電訊增值服務公司。

二零零四年每月成交量回顧

二零零四年，股份每月成交量介乎股份每月總成交量佔全部已發行股份約0.73%至11.76%，並介乎股份每月總成交量佔計劃股份約1.59%至25.70%。根據彭博消息，吾等得悉二零零四年一月，股票市場流傳新世界信息科技引入電訊業務的傳聞。因此，股份每月總成交量佔全部已發行股份的比例由二零零三年十二月的2.83%大幅增加至二零零四年一月約11.76%，而佔計劃股份的比例亦由二零零三年十二月的6.19%大幅增加至二零零四年一月約25.70%。

二零零五年每月成交量回顧

二零零五年，吾等留意到四月的股份成交量特高，主要是由於有關收購eBank的消息所致。撇除四月的影響，股份每月總成交量佔全部已發行股份介乎約0.25%至6.90%，而股份每月總成交量佔計劃股份則介乎約0.54%至15.07%。

	股份每月總成交量（附註a）	股份每月總成交量佔全部已發行股份的百分比（附註b）	股份每月總成交量佔計劃股份的百分比（附註c）
二零零四年			
一月	111,949,144	11.76%	25.70%
二月	47,938,048	5.03%	11.00%
三月	17,315,915	1.82%	3.98%
四月	6,930,800	0.73%	1.59%
五月	12,968,200	1.36%	2.98%
六月	11,368,600	1.19%	2.61%
七月	13,219,659	1.39%	3.03%
八月	8,111,483	0.85%	1.86%
九月	9,961,200	1.05%	2.29%
十月	18,043,000	1.89%	4.14%
十一月	15,735,046	1.65%	3.61%
十二月	10,277,000	1.08%	2.36%
二零零五年			
一月	9,088,823	0.95%	2.09%
二月	15,325,886	1.61%	3.52%
三月	6,962,694	0.73%	1.60%
四月	54,562,291	5.73%	12.53%
五月	10,940,070	1.15%	2.51%
六月	10,600,311	1.11%	2.43%
七月	2,701,790	0.28%	0.62%
八月	5,405,658	0.57%	1.24%
九月	2,353,858	0.25%	0.54%
十月	5,161,200	0.54%	1.18%
十一月	65,658,024	6.90%	15.07%
十二月（截至最後實際可行日期）	2,855,200	0.30%	0.66%

附註：

a. 資料來源：彭博。

b. 根據最後實際可行日期的已發行股份952,180,007股計算。

c. 根據通函所載435,618,522股計劃股份計算。

- 根據截至及包括最後完整交易日止30個交易日股份在聯交所的每日收市價計算的每股平均收市價每股約0.441港元高出70.13%；

- 根據截至及包括最後完整交易日止60個交易日股份在聯交所的每日收市價計算的每股平均收市價約0.451港元高出66.36%；及

- 根據截至及包括最後完整交易日止180個交易日股份在聯交所的每日收市價計算的每股平均收市價約0.497港元高出50.98%

因此，註銷價較上表所載截至及包括最後完整交易日止不同回顧期間的平均收市價高出50.98%至79.86%。

5.2 成交量

下表載列每月股份總成交量與股份每月總成交量分別佔全部已發行股份及計劃股份的百分比。

	股份每月總成交量 *(附註a)*	股份每月總成交量佔全部已發行股份的百分比 *(附註b)*	股份每月總成交量佔計劃股份的百分比 *(附註c)*
二零零三年			
一月	255,619,376	26.85%	58.68%
二月	57,463,700	6.03%	13.19%
三月	51,438,097	5.40%	11.81%
四月	16,681,168	1.75%	3.83%
五月	109,428,182	11.49%	25.12%
六月	132,546,857	13.92%	30.43%
七月	39,604,927	4.16%	9.09%
八月	381,269,366	40.04%	87.52%
九月	176,505,000	18.54%	40.52%
十月	110,103,801	11.56%	25.28%
十一月	43,439,851	4.56%	9.97%
十二月	26,956,679	2.83%	6.19%

以下為吾等編撰有關回顧期間註銷價與不同股份平均收市價的溢價概要。

交易日	股份收市價	註銷價溢價
	港元	*%*
最後實際可行日期	0.720	4.17
最後完整成交價	0.42	78.57

資料來源：彭博

	股份平均收市價	註銷價溢價
	港元	*%*
截至及包括最後完整交易日止5個交易日	0.417	79.86
截至及包括最後完整交易日止10個交易日	0.426	76.06
截至及包括最後完整交易日止30個交易日	0.441	70.13
截至及包括最後完整交易日止60個交易日	0.451	66.36
截至及包括最後完整交易日止180個交易日	0.497	50.98

資料來源：彭博

價格較：

- 最後完整交易日股份在聯交所的每股收市價0.420港元高出約78.57%；

- 根據截至及包括最後完整交易日止5個交易日股份在聯交所的每日收市價計算的每股平均收市價約0.417港元高出79.86%；

- 根據截至及包括最後完整交易日止10個交易日股份在聯交所的每日收市價計算的每股平均收市價約0.426港元高出76.06%；

5. 註銷價分析

5.1 股價表現

下圖顯示二零零三年一月一日至二零零五年十一月一日(即公佈前的最後交易日)股份在聯交所的每日收市價。


2.5
2
1.5
1
0.5
0
每股（港元）
註銷價＝0.75港元
二零零三年一月一日
二零零三年三月一日
二零零三年五月一日
二零零三年七月一日
二零零三年九月一日
二零零三年十一月一日
二零零四年一月一日
二零零四年三月一日
二零零四年五月一日
二零零四年七月一日
二零零四年九月一日
二零零四年十一月一日
二零零五年一月一日
二零零五年三月一日
二零零五年五月一日
二零零五年七月一日
二零零五年九月一日
二零零五年十一月一日

資料來源：彭博

於二零零三年一月一日至二零零五年十一月一日(即公佈前的最後交易日)期間，股價十分波動。吾等已查閱二零零三年一月一日至二零零五年十一月一日期間的彭博消息，發現股價於二零零三年九月八日升至最高的每股2.025港元，主要是由於有關收購一家於中國的電訊增值服務公司的計劃傳聞所致。其後於二零零三年十二月二十三日，股價滑落至每股1.15港元，主要是由於截至二零零三年六月三十日止年度重組業務使期內虧損淨額大幅增加的報導所致。在有關新世界發展向新世界信息科技注入電訊業務的傳聞帶動下，股價於二零零四年一月二十六日回升至每股1.69港元。然而，於最後完整交易日，股價逐步下跌至每股0.42港元，主要是由於(i)截至二零零四年十二月三十一日止期間的中期業績及截至二零零五年六月三十日止年度全年業績均錄得虧損淨額；及(ii)二零零四年五月二十五日針對派威的訴訟展開所致，而吾等認為第(ii)項為對股價表現的不利因素之一。

4.5.1.6翔龍集團及電貿通科技有限公司

在電訊業務方面，持有中國多個城市的電訊增值服務營業執照及營銷權的翔龍集團(「**翔龍**」，為新世界信息科技集團的全資附屬公司)核心業務發展日益理想。翔龍為華南地區數一數二的呼叫中心經營商，現正研究將業務擴展至北京和上海。此外，新世界信息科技集團擁有約62.75%股權並專門開發ERP解決方案的附屬公司電貿通科技有限公司(「**電貿通**」)與新世界發展的全資附屬公司新世界電訊有限公司合作，共同拓展中國企業市場。截至二零零五年六月三十日止年度，翔龍錄得虧損。截至二零零五年六月三十日止年度，電貿通的收支平衡，惟截至二零零五年六月三十日，仍錄得累計虧損。

經考慮上述全部因素後，基於(i)新世界信息科技於截至二零零五年六月三十日止過往三年度錄得虧損，且並無宣派現金股息；(ii)新世界信息科技因截至二零零五年六月三十日止過去兩年度分佔聯營公司及共同控制實體虧損而出現虧損；(iii)新世界信息科技集團的資產淨值於截至二零零五年六月三十日止過去三年度持續下降，主要是由於對派威的投資作出大額撥備，而撥回截至二零零四年六月三十日止財政年度的部份或全部撥備的可能性不大；(iv)中國廣告市場(即新世界信息科技集團的主要收入來源)因二零零五年底撤銷管制而令經營環境競爭激烈，從而導致收入及溢利減少；(v)按第4.5.1節所述，由於大部份新世界信息科技集團投資(翔龍及電貿通除外)現時尚處起步階段或出現虧損，故此變現該等投資不大可能取得任何重大收入或收益，吾等仍無法確定新世界信息科技集團於短期內的未來財務表現。

4.5.1.5eBank

截至二零零五年六月三十日止財政年度，新世界信息科技完成對eBANK Corp(「**eBank**」)約0.8%少數股權的策略收購。eBank持有日本銀行營業執照，是日本領先的網上銀行，擁有逾120萬名客戶。eBank透過互聯網、39,000台設於7-Eleven便利店的自動櫃員機及郵政儲匯局提供付款／結算及相關的銀行存託服務。eBank現有股東包括匯豐、GE Consumer Finance、Sumitomo Corp及GEMS。eBank於截至二零零五年六月止的第一季度錄得純利，現正與新世界信息科技合作在中國拓展商機。

吾等留意到對eBank的投資在新世界信息科技的綜合資產負債表列作其他投資。根據新世界信息科技集團採納的會計準則，對eBank的投資須按公平值計入新世界信息科技的綜合資產負債表。董事根據市價估計公平值，如屬非上市證券，則參考有關投資的資產淨值估計。個別證券公平值的變動均列作投資重估儲備的變動，直至有關證券出售或確定出現減值為止。出售時，累積盈虧由投資重估儲備轉撥往損益表。當導致減值的情況及事項不再出現時，因減值而由投資重估儲備轉撥往損益表的數額均撥回損益表。當eBank宣派股息時，新世界信息科技將向eBank收取股息收入。自新世界信息科技投資以來，並無自eBank的投資獲宣派或收取股息。

按截至二零零五年三月三十一日止年度的eBank年報所載，吾等留意到eBank的虧損淨額為5.48億日圓。儘管eBank於二零零五年第一季度錄得溢利，惟根據季度報告，吾等並不肯定eBank開始向股東宣派股息的時間。基於eBank的經營歷史較短，董事認為eBank於短期內的貢獻不大。吾等亦知悉，於最後實際可行日期，新世界信息科技集團擁有eBank現已發行股本約0.8%。基於(i) eBank於二零零五年第一季度的純利僅計及eBank於相對較短的期間的表現(有待觀察eBank整個財政年度的表現)；(ii) eBank於二零零六年的股息政策並不明確；及(iii)新世界信息科技所擁有的eBank股權不高(即eBank的0.8%)，吾等認為儘管eBank投資長遠將會帶來溢利貢獻，惟無法確定二零零六年會否錄得股息收入。此外，由於新世界信息科技因僅擁有少量eBank權益而並無董事會代表，因此新世界信息科技集團無法對eBank的股息分派政策發揮任何影響力。

著廣告市場不斷增長，過去兩年有更多從事各類中型戶外推廣的競爭對手出現，包括在商業大廈或超級市場利用具備視聽效果的電視顯示屏進行戶外電視推廣，以取代傳統的廣告牌。由於整體戶外廣告市場競爭加劇，吾等留意到戶外廣告開支的比重仍相對穩定，佔過去九年中國廣告開支總額約10.00%，遠較傳統電視廣告開支及報章廣告開支（分別佔中國廣告開支總額約38.00%及37.00%）為少。因此，吾等認為電視及報章為向消費者宣傳公司產品的主要平台，而戶外廣告亦為另一宣傳途徑。

基於(i)戶外廣告開支的年增長率放緩；(ii)戶外廣告並非向中國消費者宣傳公司產品的主要渠道；及(iii)按第4.5.1.3節所述，廣告市場整體競爭激烈，吾等認為中國戶外廣告市場的經營環境困難。

根據上文所述，由於中國戶外廣告市場的經營及經濟環境困難，因此吾等認為，即使按預期時間表於二零零六年成功推出電子巴士站牌業務，該業務於二零零六年仍會面臨困難的營商環境。

4.5.1.4新世界ZGM有限公司

新世界信息科技集團擁有65%權益的附屬公司新世界ZGM有限公司（「**新世界ZGM**」）從事傳熱技術業務。吾等從董事獲悉，新世界ZGM尚處測試階段，仍未開始將任何產品商業化。新世界ZGM專利權申請尚待審批，而其現正生產具備傳熱技術的電腦及家用供暖系統散熱配件。

新世界ZGM現正開發一種傳熱性能較市場現有物質為佳的物質。吾等與董事討論後獲悉，該技術仍在研究、開發及測試中，短期內仍未可於市場推出。因此，董事並不肯定新世界ZGM可將商品推出市場的時間。基於(i)新世界ZGM尚處起步階段；(ii)傳熱技術商品不會於短期內在市場推出；及(iii)研發傳熱技術的成本將會增加，吾等認為新世界ZGM仍處於起步階段，無法確定產品推出後會否廣被市場接受，即使成功推出，亦不肯定新世界信息科技收回投資成本及最終為新世界信息科技集團帶來盈利貢獻的時間。

其他指定地點。吾等已審閱國家發展和改革委員會刊發最新的外商投資目錄，並注意到中國政府不會於短期內開放直播衛星電視市場。因此，由於中國政府限制衛星電視的接收，故此吾等認為航天新世界的增值服務業務不會出現增長。

由於(i)航天新世界正處於起步階段，尚未商業化；及(ii)航天新世界所經營的行業須受中國獨立監管機構有關衛星電視接收的規例所規管，因此吾等無法肯定航天新世界會否開展業務，即使開展業務，亦難以確定航天新世界公司為新世界信息科技帶來貢獻的時間。

4.5.1.3電子巴士站牌

截至二零零五年六月三十日止財政年度，電子巴士站牌邁出重大一步，在北京街道進行測試。電子巴士站牌是一種即時資訊系統，組成部份包括設置於巴士站的電子站亭、安裝於巴士的數據收集及通訊系統以及資訊管理中心。電子巴士站牌的營運模式主要為在站亭登載戶外商業廣告。新世界信息科技預期在二零零八年北京奧運會舉行前推出電子巴士站牌項目。董事認為，新世界信息科技仍與有關各方磋商有關北京電子巴士站牌開發的具體業務安排，惟尚未落實新世界信息科技所佔該項目的權益。

吾等已審閱多份行業報告，以下為中國戶外廣告開支調查數字：

	一九九六年	一九九七年	一九九八年	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
戶外廣告開支									
(人民幣十億元)	2.7	4.07	4.73	5.77	7.43	8.04	9.99	11.39	11.58
按年增長率	6.72%	50.74%	16.22%	21.99%	28.77%	8.21%	24.25%	14.01%	1.64%
佔中國廣告開支總額的									
百分比	7.36%	8.81%	8.80%	9.28%	10.43%	10.11%	11.06%	10.56%	9.15%

資料來源：工商局

根據上表所示，吾等獲悉一九九六年至二零零四年期間的戶外廣告開支持續上升。然而，按年增長率計算，戶外廣告開支的增長率於一九九七年升至歷史高位，自此逐步回落至二零零四年的按年增長率1.64%。吾等留意到隨

儘管行業增長，惟吾等經與董事討論後獲悉，美通截至二零零五年六月三十日的收入下跌主要是由於與電訊公司分享的收入下跌及產品組合改變，而非業內的經營環境惡化所致。董事亦向吾等表示，中國電訊營運商與新世界信息科技訂立的費用分享安排可在雙方同意下修訂。

吾等亦已審閱無線互動娛樂服務的行業報告，並留意到內容製作市場門檻不高，因此美通將面對新內容供應商的激烈競爭。吾等知悉美通須依賴無線電訊營運商的平台向最終客戶發送內容，並留意到無線電訊營運商可控制對其有利的收入分享條款。美通截至二零零五年六月三十日止年度的收入輕微下降的其中一個原因是由於與無線電訊營運商訂立收入分享協議及產品組合改變所致。

基於美通(i)因內容製作市場門檻不高而面對激烈競爭；(ii)因無線電訊營運商可控制對其有利的收入分享條款而導致所佔的收入下降；及(iii)並不肯定美通與中國電訊營運商日後會否訂立費用分享安排，吾等認為美通正處於困難的經營環境。

*4.5.1.2航天新世界科技有限公司(「**航天新世界**」)*

新世界信息科技集團擁有50%股權的航天新世界，是新世界信息科技與香港上市公司航天科技國際集團有限公司(「**航天科技**」，中國航天科技集團公司(「**中國航天**」)的附屬公司)共同開發的項目。航天新世界是中國衛星直播電視增值服務供應商。吾等從董事得知，航天新世界尚處測試階段，現正與各方就中國數碼電視廣播的商機進行磋商。

吾等與董事討論後獲悉，航天新世界現正計劃提供(i)內容整合；(ii)收費軟件方案；及(iii)私隱保密服務等增值服務，並知悉航天新世界將於中國航天獲監管機關發出牌照後向中國航天及其他第三方提供增值服務。吾等知悉電視廣播須受獨立政府監管，而根據國家廣播電影電視總局批准的境外衛星電視頻道落地管理辦法，境外衛星電視頻道只可於指定地點接收，例如供外國旅客入住的三星級或以上酒店、專為外國人士而設的工作地點及住所，以及

美通提供無線互動娛樂服務，例如向中國無線電話用戶提供短訊及MMS服務。對美通的投資在新世界信息科技的資產負債表列作其他投資。根據新世界信息科技集團採納的會計準則，美通的投資成本須按公平值計入新世界信息科技的資產負債表。董事根據市價估計公平值，如屬非上市證券，則參考有關投資的資產淨值估計。個別證券公平值的變動均列作投資重估儲備的變動，直至有關證券出售或確定出現減值為止。出售時，累積盈虧由投資重估儲備轉撥往損益表。當導致減值的情況及事項不再出現時，因減值而由投資重估儲備轉撥往損益表的數額均撥回損益表。當美通宣派股息時，新世界信息科技將向美通收取股息收入。截至現時為止，並無自美通的投資獲宣派或收取股息。根據截至二零零五年六月三十日止年度年報所述，美通盈利下降，因此新世界信息科技錄得減值虧損約7,030萬港元。

中國每月發送的短訊數目

(二零零五年一月至二零零五年十月)


40
35
30
25
20
15
10
5
0
70%
60%
50%
40%
30%
20%
10%
0%
二零零五年一月
二零零五年二月
二零零五年三月
二零零五年四月
二零零五年五月
二零零五年六月
二零零五年七月
二零零五年八月
二零零五年九月
二零零五年十月
每月發送的短訊數目（十億條）－左方
按年增長率－右方

資料來源：信息產業部

根據上圖摘錄自信息產業部的資料所示，吾等留意到過去十個月每月發送的短訊數目持續上升，由二零零五年一月的203.5億條增至二零零五年十月的281.6億條，按年增幅約40.00%。因此，吾等認為中國的短訊業務前景樂觀。

附註：

1. *二零零四年於共同控制實體的投資包括5,935萬港元的商譽。*

2. *不包括少數股東權益的有形資產淨值相等於資產淨值減無形資產及少數股東權益。*

資料來源：新世界信息科技年報

截至二零零三年、二零零四年及二零零五年六月三十日止年度，新世界信息科技集團不包括少數股東權益的資產淨值分別約70.8856億港元、15.8130億港元及7.1202億港元。根據截至二零零四年及二零零五年六月三十日的已發行股份952,180,007股計算，截至二零零四年及二零零五年止年度不包括少數股東權益的每股資產淨值分別約為每股1.66港元及約0.75港元，按年減幅分別約為77.69%及約54.82%。

在某程度上，投資者大多會根據有形資產淨值對新世界信息科技集團估值，此乃由於有形資產屬於創造價值的工具，可用作衡量盈利能力所致。吾等已調整資產淨值，扣除無形資產及少數股東權益，以釐定新世界信息科技的經調整綜合有形資產淨值(不包括少數股東權益)(「經調整有形資產淨值」)。因此，根據截至二零零四年及二零零五年六月三十日的已發行股份952,180,007股計算，截至二零零四年及二零零五年六月三十日止年度的每股經調整有形資產淨值分別為每股約1.59港元及約0.73港元，按年減幅分別約77.35%及約54.09%。

4.5.1 項目分析

按通函所述，新世界信息科技投資以下項目：

4.5.1.1 Mtone Wireless Corp

新世界信息科技集團擁有約25.9%股權的Mtone Wireless Corp(「美通」)，是中國無線增值服務供應商。憑藉超過450萬名客戶的龐大客戶群，美通可有效地向客戶推出新服務，近期其中一個重點項目是推出中國首個夢幻運動遊戲。美通與美國職業籃球聯盟(「NBA」)及中國移動通信集團公司組成策略聯盟，推出「*夢幻NBA 2005競猜勁獎*」遊戲。此外，美通亦推出Msport及Mmusic服務，並與可口可樂和麥當勞合作進行新市場推廣項目。

(百萬港元)	六月三十日 二零零三年	%	二零零四年	%	二零零五年	%
流動資產						
存貨及節目	404.80	4.23	70.80	1.37	50.44	1.19
應收賬款、按金及預付款項	181.13	1.89	194.95	3.77	149.82	3.54
擬進行投資的訂金	0.00	0.00	0.00	0.00	1,531.20	36.23
應收貸款的流動部份	70.78	0.74	620.00	12.00	719.86	17.03
同系附屬公司所欠款項	103.54	1.08	181.64	3.51	232.06	5.49
已抵押存款	362.48	3.79	446.94	8.65	360.66	8.53
銀行結存及現金	211.18	2.20	202.29	3.92	155.59	3.69
	1,333.91	13.93	1,716.62	33.22	3,199.63	75.70
資產總值	9,573.31	100.00	5,167.71	100.00	4,226.84	100.00
流動負債						
應付賬項及應計費用	(42.50)	1.71	(176.62)	4.94	(229.47)	6.55
欠少數股東款項	(30.40)	1.22	(43.28)	1.21	(44.53)	1.27
短期銀行貸款						
有抵押	(314.02)	12.64	(433.27)	12.13	(348.39)	9.94
無抵押	(785.05)	31.59	(813.08)	22.76	(28.04)	0.80
銀行及其他貸款的流動部份	(104.69)	4.22	(183.12)	5.13	(194.50)	5.55
	(1,276.66)	51.38	(1,649.37)	46.17	(844.93)	24.11
非流動負債						
銀行及其他貸款	(1,208.09)	48.62	(1,923.04)	53.83	(2,659.04)	75.89
負債總額	(2,484.75)	100.00	(3,572.41)	100.00	(3,503.97)	100.00
資產淨值	7,088.56		1,595.30		722.87	
少數股東權益	0.00		14.00		10.85	
不包括少數股東權益的資產淨值	7,088.56		1,581.30		712.02	
不包括少數股東權益的有形資產淨值 *(附註2)*	6,687.33		1,514.41		697.14	
不包括少數股東權益的每股資產淨值	7.44		1.66		0.75	
不包括少數股東權益的每股有形資產淨值	7.02		1.59		0.73	

經考慮(i)已審閱延期協議；(ii)中國法律顧問確認其對於網絡合法擁有權的意見不變；(iii)獨立專業估值師確認網絡估值不變；及(iv)新世界信息科技集團獲得有關重新參與項目的權利，吾等對毋須就訂金撥備的觀點維持不變。

4.4 股息分析

截至二零零三年、二零零四年及二零零五年六月三十日止過去三年度，新世界信息科技因過去連續三年錄得虧損而並無向股東宣派現金股息。吾等已審閱新世界信息科技集團過去三年的綜合資產負債表，並留意到截至二零零五年六月三十日的計息貸款結餘總額約為32.2996億港元，按年減幅約為3.66%，而現金及銀行結餘總額則約為5.1625億港元，按年減幅約為20.48%。因此，截至二零零五年六月三十日的債項淨額與平均負債的比率約為234.12%，較截至二零零四年六月三十日約62.26%顯著上升。

基於(i)償還截至二零零五年六月三十日的應佔債務約27.20億港元；與現金及銀行結餘由二零零四年約6.4923億港元減至二零零五年約5.1625億港元，按年減幅約為20.48%；及(ii)訴訟持續所產生的法律開支，吾等無法確定日後的股息開支或股息金額(如有)及股息率。因此，吾等認為建議可視為股東將新世界信息科技投資變現以作為增長更高或更穩定投資的良機，且符合獨立股東整體利益。

4.5 資產淨值分析

綜合資產負債表

	六月三十日					
(百萬港元)	二零零三年	%	二零零四年	%	二零零五年	%
非流動資產						
無形資產	401.23	4.19	7.54	0.15	14.88	0.35
固定資產	455.15	4.75	74.41	1.44	66.11	1.56
聯營公司	2,513.86	26.26	263.19	5.09	191.25	4.52
共同控制實體*(附註1)*	18.95	0.20	64.54	1.25	72.60	1.72
同系附屬公司所欠款項	686.62	7.17	504.98	9.77	312.06	7.38
應收貸款	930.33	9.72	317.82	6.15	193.13	4.58
其他投資	596.84	6.23	605.16	11.71	139.20	3.29
購買固定資產的訂金	936.55	9.79	0.00	0.00	0.00	0.00
擬進行投資的訂金	1,699.87	17.76	1,613.45	31.22	37.98	0.90
	8,239.40	86.07	3,451.09	66.78	1,027.21	24.30

新世界信息科技集團已就網絡支付約15.31億港元作為訂金。於二零零四年六月二十三日，新世界信息科技集團要求撤回收購，而各訂約方已在二零零四年九月三日同意，有關已付的網絡訂金、欠新世界信息科技集團的貸款及其他欠款合共21.60億港元連同有關利息(「**欠款總額**」)須於二零零四年十一月三十日前全數償還予新世界信息科技集團。截至二零零五年六月三十日，該等款項尚未償還。根據新世界信息科技與各訂約方訂立的延長還款協議，各訂約方同意(i)在二零零五年十一月三十日前償還已付網絡訂金、欠新世界信息科技集團的貸款及其他欠款合共21.60億港元連同有關利息；(ii)將所擁有網絡的70%權益抵押，作為還款擔保；及(iii)容許新世界信息科技集團保留權利，在未有按協議還款的情況下重新參與有關項目。欠款總額並無於二零零五年十一月三十日前償還，而新世界信息科技集團與中國各訂約方於二零零五年十一月二十二日訂立的協議(「**延期協議**」)，將欠款總額還款日期再延至二零零六年五月三十日。董事認為並無改變對評估可收回尚未償還款項能力的觀點。

經考慮(i)新世界信息科技集團法律顧問的法律意見、(ii)獨立專業估值師對網絡的估值及(iii)新世界信息科技所獲網絡權益抵押及容許重新參與有關項目的權利後，董事認為網絡訂金、欠新世界信息科技集團的貸款及其他欠款均可全數收回。

吾等已審閱(i)期權協議；(ii)新世界信息科技與擁有網絡的中國公司訂立的還款合約；及(iii)中國法律顧問的法律意見，確定網絡的合法擁有權。吾等已與董事商討，而董事亦已確認，對截至二零零五年六月三十日止年度最近期年報所披露可全數收回欠款總額的觀點並無重大改變。吾等認為董事為證明毋須就截至二零零五年六月三十日對網絡擬進行投資的訂金作出無法收回撥備而採取的措施乃屬恰當。董事向吾等確認，自截至二零零五年六月三十日止年度最近期年報刊發以來，有關觀點並無改變。

基於(i)新世界信息科技已諮詢法律顧問、由獨立專業估值師進行估值、獲得重新參與項目的權利及與擁有網絡的中國公司簽訂還款合約；(ii)新世界信息科技與中國公司的期權協議及還款合約，以及中國法律顧問的法律意見，確定網絡的合法擁有權；(iii)董事認為彼等對截至二零零五年六月三十日止年度最近期年報所披露欠款總額是否可全數收回的觀點並無重大改變；及(iv)依賴截至二零零五年六月三十日止年度新世界信息科技集團財務報表的核數師意見，吾等認同董事的意見，毋須就訂金作出無法收回撥備乃屬合理。

4.2.2 其他營運費用

截至二零零四年六月三十日止年度的其他營運費用大幅上升至約451,980,000港元，按年增幅約133.90%，而截至二零零五年六月三十日止年度則減少至約420,750,000港元，按年減幅約6.91%。截至二零零四年六月三十日止年度的其他營運費用飆升主要是由於業務重組而出售基建業務，並專注經營電訊、媒體及科技業務所致。重組後，截至二零零四年及二零零五年六月三十日止年度的其他營運費用計入有關廣告及節目發行業務的銷售成本，另一方面，亦將派威反申訴的法律費用確認入賬。

4.2.3 應佔聯營公司及共同控制實體的虧損

截至二零零四年及二零零五年六月三十日止年度，新世界信息科技集團的虧損淨額部份是來自分佔聯營公司及共同控制實體的虧損。吾等與董事討論後得知，大部份聯營公司及共同控制實體在上述兩年均出現虧損，主要是由於聯營公司業績虧損，而共同控制實體的發展項目尚處起步階段所至。與航天科技國際集團有限公司成立的合營公司航天新世界科技有限公司正待監管機構審批成為中國衛星直播電視增值服務供應商。至於聯營公司新QU能源有限公司則參與開發傳熱裝置。董事表示，經過多年產品及市場測試，新QU科技的商業化過程遠較最初預期長。相對過去數年的投資成本，公司僅錄得少量收益。由於無法確定業務的盈利能力，故此截至二零零四年及二零零五年六月三十日止年度，新QU科技錄得減值虧損。基於(i)航天新世界科技有限公司尚處起步階段，加上(ii)新QU科技錄得減值虧損，該兩家公司於截至二零零四年及二零零五年六月三十日止年度均錄得虧損淨額。

4.3 光纖主幹網絡訂金

按截至二零零五年六月三十日止年度年報所述，新世界信息科技集團於二零零二年與一家中國公司就收購位於中國的光纖主幹網絡(「**網絡**」)權益(「**收購**」)訂立期權協議(「**期權協議**」)。除期權協議的若干條件另有規定外，新世界信息科技集團可由選擇權協議日期起計兩年內以代價約25.63億港元收購網絡不超過70%的權益。

吾等經諮詢董事後明白，新世界信息科技認為本身對派威反申訴具有合理和有效的抗辯，故並無在新世界信息科技集團的賬目中就承擔及／或損失作出撥備。

吾等與新世界信息科技集團的外聘法律顧問討論新世界信息科技申訴及派威反申訴的所需時間及結果(尤其是美國法院的訴訟程序)後，吾等認為新世界信息科技就新世界信息科技申訴及派威反申訴所採取的行動均屬合理。

根據吾等與董事及新世界信息科技集團的外聘法律顧問的討論，吾等明白並留意到新世界信息科技申訴及派威反申訴的法律訴訟最少需要數月甚至數年(如裁決後提出上訴)，才會得出法院最終裁決。此外，即使法院裁定新世界信息科技勝訴，假設資產並無遭凍結或對其失去控制權，則仍然存在執行的問題，如派威會否具備足夠的資產償還裁決債項。此外，新世界信息科技董事確認，自二零零四年五月提出新世界信息科技申訴以來，新世界信息科技集團、董事或其法律代表與派威並無就任何庭外和解進行任何討論或磋商。儘管按上文所述並無就庭外和解進行討論或磋商，惟法院或會於審訊前為有關各方舉行強制和解會議，以考慮庭外和解。然而，就此仍未能確定該案件在進行和解會議或調停後會否得以解決。

由於(i)按上文所述，新世界信息科技申訴及派威反申訴法律訴訟審結需時頗長，而法律顧問認為結果屬未知數；(ii)即使新世界信息科技獲判勝訴，能否執行裁決債項仍屬未知數；(iii)新世界信息科技集團及其法律代表確認，有關各方並無就庭外和解進行討論或磋商(或會縮短解決爭議的時間)，吾等與董事一致認為在短期內撥回就新世界信息科技申訴在截至二零零四年六月三十日止財政年度作出的部份或全部撥備的機會甚微。

由於(i)缺乏有關派威公司的有意義及最新的財務資料；加上(ii)訴訟所需時間及最終結果亦屬未知數，對可收回資產的金額造成相當重大影響，故董事已於截至二零零四年六月三十日止年度的賬目就新世界信息科技集團在派威公司的投資、貸予派威公司的款項及向派威公司支付的訂金作全數30.82億港元的撥備，此舉對於截至二零零五年六月三十日止年度的賬目仍然是最為適當的。

吾等就新世界信息科技申訴勝訴時撥回30.82億港元的可能性與董事及新世界信息科技集團的外聘法律顧問作進一步討論。吾等留意到，在不計及有關訴訟時間及結果的不明朗因素下，倘若新世界信息科技在最終聆訊中獲判勝訴，則新世界信息科技須申請對派威公司執行裁決。倘若派威公司未能或拒絕就裁決付款，則或須向派威公司提出清盤程序或其他執行法令。按上文所述，董事現時無法確定派威公司的財務狀況，而董事亦無法控制派威公司的任何資產(包括現金)，故此新世界信息科技董事無法肯定，倘若新世界信息科技在新世界信息科技申訴中獲判勝訴，則派威公司會否具備足夠的資產以履行裁決。吾等經諮詢董事後明白，截至二零零五年六月三十日止年度，有關提出新世界信息科技申訴及抗辯所動用的金額約為73,900,000港元。

(b) 派威反申訴

於二零零四年五月，派威向加州北區美國地方法院提出有關新世界信息科技的申訴(統稱「**派威申訴**」)。於二零零五年一月，派威撤銷派威申訴，並於美國加州聖塔克萊拉郡高級法院提出對新世界信息科技的反申訴(「**派威反申訴**」)。根據派威反申訴，派威指稱新世界信息科技集團未有根據四項採購訂單和一份由派威向新世界信息科技集團提供與技術有關的貨品和服務或許可證授予的協議，作出全數付款，涉及金額合共約7,200萬美元(相當於約5.64億港元)。因此，派威向新世界信息科技提出索償將於審訊中裁定的金額，連同利息和法律訴訟費用，歸還已向新世界信息科技付運貨物的合理價值，以及一份說明派威應有權保留新世界信息科技根據多項採購訂單和協議支付訂金的聲明。

吾等經諮詢董事後明白，新世界信息科技申訴不會於短期內結案，且結果亦屬未知之數。吾等曾與新世界信息科技集團的外聘法律顧問討論新世界信息科技申訴，並留意到下列事項(以及通函說明備忘錄「訴訟－派威」一節所載者)：

(i) 新世界信息科技申訴的初步審訊日期已定為二零零六年六月十六日(「**審訊日期**」)。吾等經諮詢法律顧問後明白，儘管已定審訊日期，惟由於該時間表乃假設所有訴訟程序及事項均依時進行而釐定，審訊日期仍有機會押後。法律顧問認為，由於可能導致審訊延期的原因眾多，故此倘若審訊日期押後，亦難以估計再舉行審訊的日期；

(ii) 審訊結果須視乎新世界信息科技及派威公司的上訴結果而定；及

(iii) 新世界信息科技集團(包括董事)與派威公司並無進行任何和解磋商，而新世界信息科技集團亦無提出或建議任何有關新世界信息科技申訴的庭外和解。根據加州法院規則第222條，在法院主動動議或任何一方要求下，法院可舉行強制和解會議。吾等與新世界信息科技集團的外聘法律顧問討論後明白，加州的所有案件實際上均會舉行強制和解會議，除非有關各方主動舉行和解會議或提出法院認為足以替代強制和解會議的若干其他和解或調停。因此，在此案件審訊前或會進行和解會議或調停。吾等經諮詢外聘法律顧問後亦明白，進行和解會議或調停並不表示訴訟得以和解，故此無法肯定或保證案件得以解決(不論有否進行和解會議或調停)。

吾等從新世界信息科技年報所載進一步得知，董事認為由於他們無法有效監察派威公司的資金動用，故此預期在新世界信息科技申訴得以結案前，將會有大筆資金被用於支付法律費用及非他們可控制的其他用途。吾等與董事及新世界信息科技集團的外聘法律顧問討論後明白，新世界信息科技已於二零零四年申請向派威公司發出臨時禁制令，惟美國法院拒絕有關申請，且並無給予任何解釋。

基於(i)二零零五年上半年的廣告開支增長率約20.00%，較二零零四年約17.20%有所回升，但與二零零三年的按年增長率約19.46%比較屬於平穩；(ii)廣告開支增長率與實際國內生產總值增長率息息相關；(iii)中國實際國內生產總值增長率於二零零六年將可能因上述原因而放緩；及(iv)中國廣告市場於二零零五年底前放寬管制後競爭加劇，吾等認為中國廣告市場的經營及經濟環境(即新世界信息科技集團的主要收入來源)相當艱辛。

4.2 股東應佔經營虧損分析

截至二零零四年及二零零五年六月三十日止年度的虧損淨額分別約為5,507,260,000港元及約866,220,000港元，分別按年增加約697.38%及減少約84.27%。截至二零零四年六月三十日止年度的虧損淨額大幅上升的主要原因在於(i)就派威公司的投資、貸款、無形資產及固定資產減值虧損以及科技業務投資作出撥備、(ii)其他營運費用；及(iii)應佔聯營公司及共同控制實體的虧損。截至二零零五年六月三十日止年度的虧損淨額約為866,220,000港元，主要是由於就Intellambda Systems Inc.的非上市投資作出撥備所致。

4.2.1 派威投資撥備

(a) 新世界信息科技申訴

按截至二零零五年六月三十日的年報所述，於二零零四年五月，新世界信息科技集團向美國加州聖塔克萊拉郡高級法院(「**美國法院**」)提出有關派威公司及派威公司的總裁兼創辦人Tony Qu先生的申訴(「**新世界信息科技申訴**」)。根據新世界信息科技申訴，新世界信息科技指稱新世界信息科技集團因基於Tony Qu先生及派威的陳述，與派威公司訂立多項協議，據此，新世界信息科技集團投資於派威公司，並作出多項有關視頻點播和其他數碼廣播與相關技術及增值服務技術(「**技術**」)的貨品及服務的採購訂單。新世界信息科技集團已支付約50億港元，作為對派威公司的投資及貸款，以及向派威公司購入貨品及服務。新世界信息科技對Tony Qu先生及參與訂約的派威公司關於技術相關貨品及服務違反各訂約方之間所訂立的協議，提出多項申訴。因此，新世界信息科技就此提出索償由審訊裁定的金額連同利息、取消所有協議，歸還新世界信息科技集團支付的所有款項，並索償懲罰性及儆戒性賠款、法律訴訟費與其他法定及衡平法的補救賠償。新世界信息科技集團就此項訴訟索償的款項總額超過7億美元(相當於約54.6億港元)。

中國國家統計局最新發表的二零零五年第三季實際國內生產總值顯示經濟出現放緩跡象。吾等注意到二零零五年第三季中國實際國內生產總值的按年增長率為9.4%，較二零零五年第二季的按年增長率9.5%為低。吾等經審閱主要證券研究機構的多名中國經濟師的預測後，一致認為中國實際國內生產總值於二零零六年的按年增長率將可能放緩至約為8.5%至9.0%。基於歷史統計數字及市場評論，吾等認為中國國內生產總值於二零零六年將可能放緩。

根據尼爾森媒體研究，二零零五年首六個月中國廣告開支按年增長率約為20.0%，較二零零四年廣告開支按年增長率約17.20%有所回升，與二零零三年廣告開支按年增長率約19.46%相若。吾等認為二零零五年全年廣告開支增長較二零零三年穩定。

基於(i)二零零五年上半年的廣告開支按年增長率約20.00%較二零零四年的按年增長率約17.20%為高，但與二零零三年的按年增長率約19.46%比較則相對穩定；(ii)廣告開支增長率與實際國內生產總值增長率息息相關；及(iii)中國實際國內生產總值增長率於二零零六年將會放緩，吾等認為二零零六年的中國廣告開支增長率不大可能超越二零零三年及二零零四年的廣告開支增長。

(b) 廣告業競爭加劇

吾等與董事討論後得知，新世界信息科技集團的廣告收入下跌的其中一個原因在於中國廣告市場競爭激烈。根據工商局局長王眾孚先生近期於二零零四年九月八日在北京舉行的第三十九屆國際廣告協會世界會議上發表的言論，王局長表示當二零零五年十二月十一日消除法定障礙，容許外國廣告公司在中國成立全外資分公司後，國際經營商將會加快打入中國市場。

基於中國廣告業放寬管制，更多外國廣告經營商可自由進入中國市場，與國內經營商正面競爭而合作的機會不高，故此吾等認為行內競爭將會加劇。

儘管過去數年整體廣告開支的增幅呈增長趨勢，惟吾等根據尼爾森媒體研究公佈的最新數據注意到，二零零五年首六個月的中國廣告開支增長率相對穩定，按年增長約20%，而二零零四年及二零零三年則分別約為17.20%及19.46%。

(ii) 廣告開支展望

(a) 實際國內生產總值按年增長率相對廣告開支按年增長率

中國實際國內生產總值按年增長率
相對
廣告開支按年增長率


40%
30%
20%
10%
0%
10%
9%
8%
7%
6%
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
二零零三年
二零零四年
實際國內生產總值按年增長率－右方
廣告開支按年增長率－左方

資料來源：工商局及中國國家統計局

根據上圖所示，吾等注意到實際國內生產總值增長率及廣告開支增長率兩者息息相關，且朝著同一方向發展。

4.1.3 中國廣告業概覽

基於新世界信息科技集團的主要收益來自廣告收入，吾等已檢討整體中國廣告市場狀況。

(i) 中國廣告開支回顧

中國為全球增長最快的經濟體系之一，二零零四年的實際國內生產總值為9.5%，而二零零三年則為8.0%。另一方面，消費力亦追隨中國國內生產總值增加而上升。隨著國內生產總值不斷上升，各消費品公司日漸願意增加廣告開支。根據工商局提供的最新資料，吾等注意到廣告開支佔國內生產總值的比率由二零零二年約0.86%逐漸增加至二零零三年約0.92%及二零零四年約0.92%。

中國廣告開支(一九九六年至二零零四年)



140
120
100
80
60
40
20
0
40%
30%
20%
10%
0%
一九九六年
一九九七年
一九九八年
一九九九年
二零零零年
二零零一年
二零零二年
二零零三年
二零零四年
中國廣告開支(人民幣十億元)－左方
廣告開支年增長率－右方

資料來源：工商局

根據上圖所示，按貨幣價值劃分，吾等注意到中國廣告開支於過去九年持續增長，由一九九六年約人民幣367億元增至二零零四年約人民幣1,264.6億元。

按上表所載，截至二零零五年六月三十日止年度未計營業税的營業額約為357,710,000港元，按年跌幅約4.62%，主要是由於(i)廣告收入；及(ii)節目發行收入減少。吾等亦注意到截至二零零五年六月三十日止財政年度，新世界信息科技集團錄得廣告收入317,980,000港元，佔新世界信息科技集團未計營業税的總營業額約88.89%，按年減幅約4.69%，而節目發行所錄得的收入則約為17,910,000港元，佔新世界信息科技集團未計營業税的總營業額約5.01%，按年減幅約36.94%。廣告收入及節目發行收入主要來自多媒體廣告及內容供應商北京信通傳之媒文化發展有限公司(「**信通傳之媒**」)。

吾等與董事討論後得知，未計營業税的營業額下降主要是由於(i)中國廣告市場競爭十分激烈；及(ii)內容製作的節目發行收入減少所致。

4.1.1 廣告收入

吾等與董事討論後知悉，按地區劃分，信通傳之媒的廣告收入主要來自北京及上海。根據國家工商行政管理局(「**工商局**」)所提供的資料，吾等注意到中國的廣告開支一直高度集中於國內的經濟發達地區，並越來越集中於市區，例如北京、上海及廣東省，合共佔二零零三年中國總廣告開支約49.3%。鑑於北京及上海等相對成熟市場的廣告市場競爭激烈，董事認為市場會越來越具競爭性，尤其是中國因加入世界貿易組織(「**世貿**」)而自二零零五年十二月十一日起容許廣告行業以外商獨資經營。

4.1.2 節目發行

吾等與董事討論後得知，節目發行收入下跌是由於(i)電視節目製作減少；(ii)電視連續劇內容未能通過審批，以致無法向電視廣播公司出售；及(iii)難於向電視廣播公司收取費用所致。董事認為大部份電視廣播公司均無利可圖，難以購買電視節目。因此，董事對於向電視廣播公司供應電視節目內容更加審慎，結果令節目發行收入下降36.94%。

4.1 **營業額分析**

新世界信息科技集團主要在香港及中國發展、投資、經營及／或管理電訊、媒體及科技業務。於重組前，新世界信息科技集團曾經營收費道路及橋樑、貨物裝卸、物流和倉儲服務以及電訊、媒體及科技業務。按二零零二年十一月十八日刊發的通函所載，新世界信息科技集團其後出售其收費道路及橋樑、貨物裝卸、物流和倉儲服務(「**重組**」)，而重組已於二零零三年一月二十九日完成。

	截至六月三十日止財政年度					
(百萬港元)	二零零三年	%	二零零四年	%	二零零五年	%
廣告	0.00	0.00	333.62	88.95	317.98	88.89
節目發行	0.00	0.00	28.40	7.57	17.91	5.01
其他服務費	0.00	0.00	13.03	3.48	21.82	6.10
收費收入	322.87	97.69	0.00	0.00	0.00	0.00
貨物、貨櫃裝卸及倉儲收入	7.64	2.31	0.00	0.00	0.00	0.00
	330.51	100.00	375.05	100.00	357.71	100.00
營業稅	(16.83)		(6.20)		(3.94)	
	313.68		368.85		353.77	
利息收入來自						
合營企業	73.20		0.00		0.00	
第三方	6.58		0.00		0.00	
	79.78		0.00		0.00	
預扣稅	(10.00)		0.00		0.00	
	69.78		0.00		0.00	
營業額	383.46		368.85		353.77	

資料來源：新世界信息科技年報

吾等注意到由於二零零三年的營業額主要來自收費道路及橋樑業務，故此截至二零零三年六月三十日止財政年度的營業額無法與其後截至二零零四年及二零零五年六月三十日止兩個財政年度比較。

4. 新世界信息科技集團的過往財務表現

以下為新世界信息科技集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度的經審核綜合業績概要：

	截至六月三十日止財政年度			年增長率(%)	
(百萬港元)	二零零三年 重列	二零零四年	二零零五年	二零零四年	二零零五年
營業額	383.46	368.85	353.77	(3.81)	(4.09)
其他收益	34.70	7.25	38.88	(79.11)	436.28
其他支出淨額	(444.17)	(5,105.90)	(460.91)	1,049.54	(90.97)
員工成本	(105.47)	(82.77)	(76.07)	(21.52)	(8.10)
折舊及攤銷	(155.21)	(41.96)	(23.44)	(72.97)	(44.14)
其他營運費用淨額	(193.24)	(451.98)	(420.75)	133.90	(6.91)
經營虧損	(479.93)	(5,306.51)	(588.52)	1,005.68	(88.91)
融資成本	(638.98)	(82.87)	(106.30)	(87.03)	28.27
應佔業績					
聯營公司	15.53	(123.88)	(107.37)	(897.68)	(13.33)
共同控制實體	516.11	(13.87)	(74.88)	(102.69)	439.87
除税前虧損	(587.27)	(5,527.13)	(877.07)	841.16	(84.13)
税項	(64.21)	(0.74)	(4.16)	(98.85)	462.16
除税後虧損	(651.48)	(5,527.87)	(881.23)	748.51	(84.06)
少數股東權益	(39.19)	20.61	15.01	(152.59)	(27.17)
年度虧損	(690.67)	(5,507.26)	(866.22)	697.38	(84.27)
每股虧損－港元	(0.73)	(5.78)	(0.91)		

資料來源：新世界信息科技年報

3.2 股息派付

截至二零零五年六月三十日止年度，新世界信息科技集團的經審核綜合虧損約為866,220,000港元，相當於每股虧損約0.91港元。新世界信息科技截至二零零五年六月三十日止的過去三個財政年度均錄得虧損，並自二零零零年財政年度以來並無派付現金股息。

3.3 其他收購的可能性

由於新世界發展集團於最後實際可行日期已擁有新世界信息科技約54.60%，加上第三方提出有關收購計劃股份的其他全面收購建議在未經新世界發展同意下不會成功，故此新世界發展的董事相信計劃股東不大可能接獲第三方的收購建議。此外，股東謹請注意，新世界發展過往或現時並無就出售新世界發展所持股份而與任何第三方進行磋商，亦無意終止新世界信息科技的業務。

3.4 精簡集團架構

新世界發展董事會已告知新世界信息科技董事(「**董事**」)，建議可簡化集團架構，使新世界信息科技集團可更靈活有效地持續經營業務。

3.5 註銷價

新世界發展董事會亦已向董事表示，註銷價是經考慮説明備忘錄「建議的財務影響－股價」及「建議的財務影響－資產淨值」各節所列的數字，並參考過去數年的其他私有化交易而釐定。吾等有關註銷價的意見詳述於本函件第5節。

3.6 以高於當時市價出售投資

由於註銷價較10日、30日、60日及180日概約每股平均收市價分別溢價約76.06%、70.13%、66.36%及50.98%，故此新世界發展董事相信，透過建議，全體計劃股東可按遠高於股份當時市價的價格出售所持的新世界信息科技投資。

(v) 已經在開曼群島及／或香港及／或任何其他相關司法權區取得有關當局給予、作出、授出或發出（視乎情況而定）有關建議的一切授權；

(vi) 直至計劃生效時，一切授權仍屬完全有效且並無變動、所有相關司法權區的一切必需的法定或規定的責任均已經符合，而並無任何有關當局提出建議或相關事宜、文件（包括通函）或事項所涉法例、規則、法規或守則並無明文規定的要求或明文規定者以外的要求；

(vii) 已經取得新世界信息科技根據現有合約責任規定必需的同意；及

(viii) 新世界發展根據有關法例及法規取得任何有關當局或其他第三方可能要求而對於履行計劃必需或適宜的其他必需的同意、批准、授權、批核或豁免。

新世界發展保留權利可就任何特定事宜完全或部份豁免(v)、(vi)、(vii)及(viii)項條件，而(i)至(iv)項條件無論如何不得豁免。上列所有條件必須於二零零六年五月三十一日（或新世界發展及新世界信息科技可能協定或（視乎情況）大法院可能指示的較後日期）或之前達成或獲豁免（如適用），否則計劃將告失效。

3. 建議的理由

按通函所載，吾等認為新世界發展向計劃股東提出建議的理由及利益如下：

3.1 成交量偏低

股份的成交量持續稀疏，結果股份的流通量低。截至及包括二零零五年十一月一日（即股份暫停買賣以待發出公佈前的最後一個完整交易日）（「**最後完整交易日**」）止六個月的平均每日成交量約為296,118股，相等於期間在聯交所買賣的自由流通股份約0.09%。由於在聯交所買賣的股份流動量偏低，而新世界信息科技自二零零零年財政年度以來並無派付現金股息，故此新世界發展的董事認為計劃股東現時將股份脫手的機會有限。

(iii) 根據獨立股東及除外人士於最後實際可行日期所持有的計劃股份合共435,618,522股以註銷價計算，註銷計劃股份的總代價約為326,700,000港元；

(iv) 按通函所載，新世界發展有意以銀行借貸支付建議的代價；及

(v) 所註銷的計劃股份(須待法院會議批准計劃、股東特別大會通過有關批准削減新世界信息科技已發行股本及使其生效的特別決議案以及達成其他條件後方可作實)將被視為不附有任何第三方權利、留置權、抵押、申索、衡平權及轇轕，以及一切附有的權利，包括可收取根據計劃註銷計劃股份當日後就計劃股份宣派、作出或派付的一切股息及／或其他分派的權利。

2. 建議的條件

計劃將於以下條件達成或獲豁免(如適用)後，方告生效，且對新世界信息科技及所有股東具約束力：

(i) 代表獨立股東親身或由代表在法院會議投票的股份總值四分之三或以上的親身或由代表出席法院會議的大多數獨立股東批准計劃(以投票表決方式)，而計劃在法院會議上並無遭持有獨立股東所持股份總值10%以上的獨立股東反對(以投票表決方式)；

(ii) 親身或由代表出席新世界信息科技股東大會並投票的股東以不少於四分之三的大多數票通過有關批准及實行新世界信息科技削減股本的特別決議案；

(iii) 大法院批准計劃(不論有否修訂)及確認削減新世界信息科技之股本，以及大法院有關指令副本送呈開曼群島公司註冊處處長存案；

(iv) 就新世界信息科技削減已發行股本，於所需範圍內符合公司法第15條下必需的程序規定以及公司法第16條所訂的任何條件；

吾等作為聯席獨立財務顧問的責任在於就(i)建議及給予獨立董事有關建議對獨立股東是否公平合理的推薦建議；及(ii)接納或投票贊成建議，向獨立董事委員會提供意見。

在達致意見時，吾等依賴新世界信息科技所提供的資料及事實。吾等假設通函所載或所引述由新世界信息科技提供的所有資料、意見及聲明在各主要方面均屬真實、完整及準確，並依賴該等資料、意見及聲明。此外，吾等亦依賴新世界信息科技的聲明，即新世界信息科技於作出一切審慎查詢及謹慎決定後就其所知及所信，並無存在或遺漏其他事實或聲明而致使通函(包括本函件)所載的任何陳述有所誤導。吾等亦假設通函所載或所引述由新世界信息科技向吾等提供並承擔全部責任的所有資料、陳述及聲明於作出時以至通函寄發當日在各主要方面均屬真實、完整及準確。

吾等認為已審閱足夠資料以就建議的條款達致知情的觀點，並可作為吾等意見的合理根據。吾等並無理由懷疑任何重大事實出現遺漏或遭隱瞞，亦無發現任何事實或情況會導致吾等所獲的資料及聲明失實、不確或有所誤導。然而，吾等並無對新世界信息科技所提供的資料進行獨立核實，亦無對新世界信息科技集團的業務及事務進行獨立深入調查。

主要考慮因素及理由

在評估建議並向獨立董事委員會提供獨立財務意見時，吾等已考慮下列主要因素：

1. 建議條款

新世界發展及新世界信息科技於二零零五年十一月二日聯合公佈向計劃股東提呈建議。有關建議的條款概述如下：

(i) 計劃股東持有的所有計劃股份將根據公司法第86條註銷，代價為新世界發展就所持每股計劃股份支付現金0.75港元；

(ii) 註銷價將不會提高，而新世界發展並不保留提高註銷價的權利；

以下為聯席獨立財務顧問德國商業銀行與卓怡融資就建議私有化新世界信息科技致獨立董事委員會的函件全文。


COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX



ACCESS
CAPITAL
卓怡融資有限公司

香港
中環
夏慤道12號
美國銀行中心
6樓606室

敬啟者：

新世界發展有限公司提出以協議安排的方式
根據開曼群島法例第二十二章公司法（一九六一年第三號）
（以經綜合及修訂者為準）第86條
建議私有化新世界信息科技有限公司
涉及註銷計劃股東所持有的
所有新世界信息科技有限公司
每股面值1.00港元的已發行股份

緒言

吾等獲委任為聯席獨立財務顧問，就新世界發展提出透過計劃（定義見二零零五年十二月十六日刊發的通函（「**通函**」），本函件為通函的其中一部份）建議私有化新世界信息科技向獨立董事委員會提供意見。除文義另有所指外，通函已定義的詞語在本函件中具有相同涵義。

新世界發展及新世界信息科技於二零零五年十一月二日發出聯合公佈，新世界發展於二零零五年十一月一日要求董事會根據公司法第86條向計劃股東提呈一項協議安排的建議，涉及以現金代價支付註銷價每股計劃股份0.75港元，以註銷及銷毀所有計劃股份。

計劃一旦生效，新世界信息科技將成為新世界發展間接擁有的全資附屬公司。新世界信息科技將於生效日期後隨即向聯交所申請撤銷股份在聯交所的上市地位。



新世界信息科技有限公司*
New World TMT Limited

（於開曼群島註冊成立之有限公司）

（股份代號：0301）

敬啟者：

新世界發展有限公司
根據公司法第86條
提出以協議安排的方式
建議私有化新世界信息科技有限公司

新世界發展及新世界信息科技於二零零五年十一月二日聯合公佈，新世界發展於二零零五年十一月一日要求董事會向計劃股東提呈有關根據公司法第86條透過協議安排的方式將新世界信息科技有限公司私有化的建議，而其中涉及註銷及銷毀所有計劃股份，代價為每股計劃股份註銷價現金0.75港元。建議的詳情載於新世界發展與新世界信息科技於二零零五年十二月十六日聯合刊發的文件（「文件」，本函件為其中一部份）第10至21頁「董事會函件」一節。吾等已就建議獲委任為獨立董事委員會的成員，向獨立股東提供有關應如何就建議投票的推薦建議。德國商業銀行與卓怡融資已獲委任為聯席獨立財務顧問，就建議向吾等提供意見。除文義另有所指外，文件已界定的詞語在本函件中具有相同涵義。

經考慮計劃的條款及德國商業銀行與卓怡融資的意見，特別是文件第23至61頁德國商業銀行與卓怡融資致獨立董事委員會的函件所載的因素、理由及推薦建議，吾等認為建議的條款對獨立股東而言屬公平合理。因此，吾等提議獨立股東在法院會議上投票贊成有關批准計劃的決議案，並在股東特別大會上投票贊成有關批准和落實削減已發行股本的特別決議案。

吾等亦謹請獨立股東垂注(i)董事會函件、(ii)說明備忘錄及(iii)屬說明備忘錄一部份的附錄。

此致

獨立股東 台照

獨立非執行董事
林文傑博士

獨立非執行董事
石禮謙先生

獨立非執行董事
江智蛟先生

謹啟

二零零五年十二月十六日

* *僅供識別*

其他資料

獨立董事委員會致獨立股東函件及德國商業銀行與卓怡融資致獨立董事委員會函件分別轉載於本文件第22至61頁。在就建議採取任何行動前，吾等謹請 閣下仔細閱讀上述函件。

在考慮就建議所採取行動時，謹請 閣下留意本文件第76頁說明備忘錄「稅項」一節。

務請 閣下細閱本文件第62至79頁所載的說明備忘錄、本文件的各附錄、第132至138頁所載的計劃，以及本文件第139至143頁所載的法院會議及股東特別大會通告。

此致

列位股東 台照

代表董事會
主席
鄭家純博士
謹啟

二零零五年十二月十六日

股份寄存於由香港中央結算有限公司運作的中央結算交收系統(「中央結算系統」),並以香港中央結算(代理人)有限公司名義登記的任何實益擁有人如欲就協議安排投票,必須聯絡彼等為中央結算系統參與者或彼等已將上述股份寄存於中央結算系統參與者的經紀、保管人、代理人或其他相關人士(「其他中央結算系統參與者」),以將有關投票指示轉達予上述人士,惟該實益擁有人屬獲准以投資者戶口持有人(「投資者戶口持有人」)參與中央結算系統的人士除外。就以香港中央結算(代理人)有限公司名義登記的股份而言,投資者戶口持有人及其他中央結算系統參與者須根據「中央結算系統一般規則」及「中央結算系統運作程序規則」進行有關協議安排的投票程序。

為確定有權出席法院會議及投票的獨立股東資格,以及出席股東特別大會及投票的股東資格,名冊將由二零零六年一月十日星期二至二零零六年一月十三日星期五(包括首尾兩日)暫停辦理股東登記,而該期間亦不會進行任何股份轉讓手續。為符合資格在法院會議及股東特別大會投票,所有過戶文件連同有關股票,須於二零零六年一月九日星期一下午四時正前交回新世界信息科技的香港股份過戶登記分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。自二零零六年一月三日起,新世界信息科技的香港股份過戶登記分處標準證券登記有限公司將會遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

假設條件經已達成或獲豁免(如適用),則計劃將於生效日期(預期為二零零六年二月二十日星期一)生效。本公司將另行刊發報章公佈,公佈有關該等會議結果的詳情,倘若所有決議案均在該等會議上獲得通過,則亦會刊登買賣股份的最後日期、記錄時間、大法院就批准計劃及確認削減新世界信息科技股本的呈請的聆訊結果、生效日期及撤銷股份在聯交所上市的日期。

股票、買賣、上市、登記及付款

謹請　閣下留意本文件第74至75頁說明備忘錄「股票、買賣及上市」與「登記及付款」等節。

在法院會議獲通過，則會以彼等所持股份投票贊成在股東特別大會上提呈的特別決議案，以批准削減新世界信息科技的已發行股本。現並無禁制規限除外人士出席股東特別大會及於會上投票。

無論　閣下能否親身出席該等會議，務請獨立股東將隨附粉紅色的法院會議代表委任表格按已列印的指示填妥並簽署，亦務請股東將隨附白色的股東特別大會代表委任表格按已列印的指示填妥並簽署，並盡快將有關表格交回新世界信息科技的香港主要營業地點香港皇后大道中18號新世界大廈第1期20樓2008室，惟無論如何不得遲於下述時間。就法院會議適用的粉紅色代表委任表格而言，須於二零零六年一月十一日星期三上午十時三十分前交回，或可於法院會議親身交予法院會議主席。股東特別大會適用的白色代表委任表格須於二零零六年一月十一日星期三上午十一時正前交回方為有效。填妥及交回上述任何該等會議的代表委任表格後，　閣下仍可親身出席相關的該會議及於會上投票。倘　閣下在交回代表委任表格後出席該會議，則　閣下有關該會議的代表委任表格將被視為已撤回。

新世界信息科技僅會承認名列新世界信息科技股東名冊的人士為股東。股份以信託方式及以代理人、受託人或其他人士名義登記的任何股份實益擁有人將不會獲新世界信息科技承認為股東。任何以代理人、受託人、存託機構或任何其他授權保管人或第三方(「登記擁有人」)名義登記的任何股份實益擁有人(「實益擁有人」)應聯絡登記擁有人，就實益擁有人所實益擁有的股份在法院會議及／或股東特別大會的投票應有方式給予指示及／或作出安排。欲親身出席法院會議及／或股東特別大會的實益擁有人應直接聯絡登記擁有人作出適當安排，讓實益擁有人出席法院會議及／或股東特別大會並於會上投票，而登記擁有人可就此委任實益擁有人作為其受委代表。登記擁有人須根據新世界信息科技相關的章程細則條文委任有關法院會議及／或股東特別大會的受委代表。登記擁有人委任受委代表方面，登記擁有人須填妥及簽署相關的代表委任表格，並須按上文一段所詳述的方式及在最後限期前遞交有關代表委任表格。

得豁免的慈善組織捐出註銷價(假設建議生效)或相關股份的實際利益(假設建議未能進行而失效)。因此,鄭太將不會在建議的實行中取得任何財務收益。基於上述安排,將不會引致收購守則第2.4條下利益衝突的問題。就此及就上述冼為堅博士、其配偶及梁仲豪先生各自擁有的股份,證監會已豁免新世界發展遵守收購守則第2.4條有關在提出建議前取得獨立意見的規定。

該等會議及股東應採取的行動

誠如本文件第139至143頁的該等會議通告所載,該等會議已經召開,並分別訂於二零零六年一月十三日星期五上午十時三十分及上午十一時正假座香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行。

法院會議經已根據大法院的指示召開,以考慮並酌情通過相關決議案以批准計劃(不論有否修訂)。就收購守則及公司法規定而言,有關決議案僅會在下述情況方會被視為獲通過:(i)計劃獲相當於親身或由代表出席法院會議並於會上投票的獨立股東所持票數最少75%的大多數批准;及(ii)於法院會議上投票(以投票表決方式)否決決議案的票數不多於全部獨立股東所持股份價值的10%。根據最後實際可行日期獨立股東所持的431,255,000股股份計算,上述股份的10%即43,125,500股。於最後實際可行日期,控股人士合法及/或實益擁有516,561,485股股份,相等於新世界信息科技已發行股本約54.25%。基於控股人士為新世界發展的間接全資附屬公司,故此上述股份將不會構成計劃股份的一部份,亦不會在法院會議上作代表或投票批准計劃之用。此外,於最後實際可行日期共同合法及/或實益擁有4,363,522股股份(相等於新世界信息科技已發行股本約0.46%)的除外人士,以及彼等的代理人(彼等實益擁有的若干股份乃以其名義所登記),亦基於上述理由不得以計劃股東身份親身或委派代表就所持股份出席法院會議及投票。

緊隨法院會議後,將舉行股東特別大會以考慮並酌情通過一項特別決議案,以批准及實行削減新世界信息科技已發行股本。特別決議案須由親身或委派代表出席股東特別大會及於會上投票的股東以不少於四分之三大比數通過。全體股東將有權出席股東特別大會及於會上就有關特別決議案投票。控股人士已表明,倘若計劃

虧損

截至二零零五年六月三十日止年度，新世界信息科技集團的經審核綜合虧損約為866,200,000港元，相當於每股虧損約0.91港元。新世界信息科技集團於截至二零零四年六月三十日止的上一財政年度的經審核綜合虧損約為5,507,300,000港元，相等於每股虧損約5.78港元。

股息率

新世界信息科技於截至二零零零年六月三十日止財政年度後並無派付現金股息。

建議的理由及利益

謹請　閣下留意本文件第66至67頁說明備忘錄「建議的理由及利益」一節。

新世界信息科技集團的資料及未來意向

謹請　閣下留意本文件第67至73頁說明備忘錄「新世界信息科技集團的資料」及「未來意向」等節。

其他資料

於最後實際可行日期，冼為堅博士合法及／或實益擁有5,594股股份；其配偶合法及實益擁有53股股份；而梁仲豪先生則實益擁有262股股份。冼為堅博士及梁仲豪先生均為新世界發展的執行董事，故此根據收購守則被視為與新世界發展一致行動的人士。冼為堅博士及梁仲豪先生已各自向證監會確認，彼等各自並無以董事身份參與新世界發展有關提出建議的決策過程，彼等各自亦已向證監會確認及承諾各自不會以董事身份參與新世界發展有關提出建議的決策過程，並不會以股東身份參與法院會議以批准建議，亦不會就提出建議而收取任何附帶利益。

此外，於最後實際可行日期，Brighton Management實益擁有1,000,000股股份，相等於新世界信息科技已發行股本約0.11%。由於Brighton Management乃鄭太全資擁有，故此根據收購守則被視為與新世界發展一致行動的人士。鄭太已經無條件及不可撤回地同意，將會自行或安排他人向根據香港法例第112章稅務條例獲

建議的財務影響

股價

註銷價：

- 較二零零五年十一月一日(即股份暫停買賣以待發出公佈前的最後一個完整股份交易日)股份在聯交所的收市報價每股股份0.42港元溢價約78.6%；
- 較截至二零零五年十一月一日止10個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.426港元溢價約76.1%；
- 較截至二零零五年十一月一日止30個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.441港元溢價約70.1%；
- 較截至二零零五年十一月一日止60個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.451港元溢價約66.4%；
- 較截至二零零五年十一月一日止180個交易日(包括該日)股份在聯交所的每日收市報價平均價每股股份約0.497港元溢價約51.0%；及
- 較於最後實際可行日期股份在聯交所的收市報價每股股份0.72港元溢價約4.2%。

有關股份過往股價的資料載於本文件附錄二第2節。

資產淨值

於二零零五年六月三十日，新世界信息科技集團的經審核綜合資產淨值約為712,000,000港元或每股約0.75港元。註銷價相等於二零零五年六月三十日的每股經審核綜合資產淨值約0.75港元。

間接全資附屬公司。計劃亦規定，在記錄時間名列名冊的所有計劃股東將可就所持每股計劃股份收取現金註銷價0.75港元作為註銷及銷毀計劃股份的代價。**每股計劃股份的註銷價將不會提高，而新世界發展並不保留提高註銷價的權利。**

註銷價將根據計劃條款全數以支票支付，且不會附帶新世界發展可能有權或聲稱有權向任何計劃股東提出申索的任何留置權、抵銷權、反索償或其他類似權利。

於最後實際可行日期，新世界發展或與其一致行動的人士所持股份並不涉及任何購股權、認股權證或可換股證券，亦無就此訂有任何尚未到期的衍生工具。於最後實際可行日期，新世界信息科技的法定股本為2,000,000,000港元，分為2,000,000,000股股份，而新世界信息科技的已發行股本為952,180,007港元，分為952,180,007股股份。除股份外，新世界信息科技並無發行任何認股權證、購股權、衍生工具、可換股證券或其他證券。

根據註銷價、合共435,618,522股計劃股份及控股人士於最後實際可行日期合法及／或實益擁有的516,561,485股股份計算，新世界信息科技在建議下的已發行股本共值約714,100,000港元。建議所需現金約326,700,000港元，將由新世界發展支付。新世界發展有意以銀行借貸支付建議所需現金。新世界發展的財務顧問渣打認為新世界發展具備充裕的財務資源實行建議。

建議將於條件達成或獲豁免(如適用)後，方告生效，且對新世界信息科技及所有計劃股東(包括除外人士及彼等的代理人(彼等實益擁有的若干股份乃以其名義所登記))具約束力。

倘若計劃未能於二零零六年五月三十一日(或新世界發展及新世界信息科技可能協定或(視乎情況)大法院可能指示的較後日期)或之前生效，則計劃將告失效，而就此會以報章公告形式通知計劃股東。

假設計劃於二零零六年二月二十日星期一生效，則註銷價的支票將寄予記錄時間名列名冊的計劃股東，而預期上述支票將於二零零六年三月二日星期四或之前寄予計劃股東，且無論如何將於生效日期起計十日內寄發。

5. 梁仲豪先生為新世界發展的執行董事，故此根據收購守則被視為與新世界發展一致行動的人士。

6. 渣打為新世界發展的財務顧問，故此根據收購守則被視為與新世界發展一致行動的人士。

7. 上表所列FCIL、Brighton Management、冼為堅博士、冼劉寶蘭女士、梁仲豪先生及渣打分別擁有權益的所有股份均屬計劃股份的一部份。

8. 該數字反映新世界發展集團及根據收購守則被視為與新世界發展一致行動的人士所持股權總額。

9. 根據新世界信息科技所接獲根據證券及期貨條例第XV部發出的通知，AIG Fund II持有96,848,750股股份(佔新世界信息科技已發行股本約10.17%)的權益。該等股份屬於上述獨立股東所持431,255,000股股份的一部份。

10. 根據計劃，在生效日期，新世界信息科技的股本將因註銷及銷毀計劃股份而削減。一經削減後，新世界信息科技的股本將因發行與註銷計劃股份相同數目的股份而增回原額，而新世界信息科技賬目中因削減股本而產生的進賬，將用以按面值繳足發行435,618,522股入賬列為繳足的新股份予控股人士或新世界發展指示的人士。

11. 計劃股份的總數相等於除外人士及獨立股東所持的股份總數。

假設於最後實際可行日期至記錄時間期間再無發行或購回股份，則全部435,618,522股當時已發行的計劃股份將會註銷及銷毀。

建議的概要

本文件旨在向　閣下提供有關建議的其他資料及有關法院會議及股東特別大會的通告。謹請　閣下留意獨立董事委員會函件、德國商業銀行及卓怡融資致獨立董事委員會函件、説明備忘錄及計劃，而所有上述者均屬本文件的一部份。

有意待條件達成或獲豁免(如適用)的情況下，將以計劃的方式實行建議，而其中涉及根據公司法註銷及銷毀計劃股份及削減新世界信息科技已發行股本435,618,522港元。一經削減後，新世界信息科技的股本將因發行與註銷計劃股份相同數目的股份而增回原額至952,180,007港元，而新世界信息科技賬目中因削減股本而產生的進賬，將用以按面值繳足發行435,618,522股入賬列為繳足的新股份予控股人士或新世界發展指示的人士。因此，新世界信息科技將成為新世界發展的

股權架構

下表載列截至最後實際可行日期已發行股份的擁有權，包括控股人士及除外人士實益擁有者：

股東	截至最後實際可行日期		於完成建議後 *(註7及10)*	
	股份數目	%	股份數目	%
控股人士 *(註1)*	516,561,485	54.25	952,180,007	100.00
FCIL *(註2及7)*	3,357,600	0.35	–	–
Brighton Management *(註3及7)*	1,000,000	0.11	–	–
冼為堅博士 *(註4及7)*	5,594	0.00	–	–
冼劉寶蘭女士 *(註4及7)*	53	0.00	–	–
梁仲豪先生 *(註5及7)*	262	0.00	–	–
渣打 *(註6及7)*	13	0.00	–	–
除外人士的股份總數	4,363,522	0.46	–	–
控股人士及除外人士的股份總數 *(註8)*	520,925,007	54.71	952,180,007	100.00
獨立股東 *(註9)*	431,255,000	45.29	–	–
合計	952,180,007	100.00	952,180,007	100.00
計劃股東 *(註11)*	435,618,522	45.75	–	–

註：

1. 控股人士為新世界發展的間接全資附屬公司。

2. FCIL為新創建的全資附屬公司，而新創建則為新世界發展的非全資附屬公司，故此根據收購守則被視為與新世界發展一致行動的人士。

3. Brighton Management由鄭太全資擁有，故此根據收購守則被視為與新世界發展一致行動的人士。

4. 冼為堅博士為新世界發展的執行董事，而冼劉寶蘭女士為其配偶，故此根據收購守則，彼等被視為與新世界發展一致行動的人士。根據證券及期貨條例，冼為堅博士被視為擁有其配偶冼劉寶蘭女士所持53股股份的權益。

守則被視為與新世界發展一致行動的人士的渣打及其集團其他成員實益擁有13股股份。在此情況下，由於所有上述股份的合法及／或實益擁有人（彼等為「除外人士」）均與新世界發展有直接或間接關係，故根據收購守則彼等被視為與新世界發展一致行動的人士。

董事會由十名董事組成，其中三名為執行董事、四名為非執行董事，餘下三名為獨立非執行董事。鄭家純博士、黃志超先生及衛鳳文博士為新世界信息科技執行董事。維爾•卡馮伯格先生為新世界信息科技主要股東AIG Fund II的行政總裁；符史聖先生為新世界發展附屬公司新世界中國地產有限公司的非執行董事，亦為新世界信息科技多項中國投資業務的顧問；李湘先生為國際娛樂有限公司（周大福企業有限公司為該公司的主要股東）全資附屬公司Media 8 Entertainment Limited的僱員，亦為國際娛樂有限公司附屬公司M8 Entertainment Inc.的主席；而黎慶超先生為一間為新世界發展及其控股股東法律顧問的律師行的合夥人。根據收購守則，新世界信息科技非執行董事維爾•卡馮伯格先生、符史聖先生、李湘先生及黎慶超先生不被視為具獨立身份就建議條款提供意見。董事會因此成立獨立董事委員會，就建議向獨立股東提供推薦建議。獨立董事委員會由新世界信息科技獨立非執行董事林文傑博士、石禮謙先生及江智蛟先生組成。

德國商業銀行及卓怡融資已獲董事會委任為聯席獨立財務顧問，就建議向獨立董事委員會提供意見，而獨立董事委員會已批准聯席獨立財務顧問的委任。

當計劃生效後，新世界信息科技將成為新世界發展的間接全資附屬公司。緊隨生效日期後，新世界信息科技將向聯交所申請撤銷股份在聯交所上市。

將新世界信息科技私有化後，新世界發展無意終止新世界信息科技的業務。**註銷價將不會提高，而新世界發展並不保留提高註銷價的權利。**

新世界發展已委任渣打作為建議的財務顧問。

於最後實際可行日期，控股人士合法及／或實益擁有516,561,485股股份，相等於新世界信息科技已發行股本約54.25%。基於控股人士為新世界發展的間接全資附屬公司，該等股份將不會構成計劃股份的一部份，亦不會在法院會議上作投票批准計劃之用。控股人士亦已表示，倘若計劃在法院會議獲批准，則會以其合法及／或實益擁有的股份投票贊成將於股東特別大會上提呈的特別決議案，以批准及落實削減新世界信息科技的已發行股本。

基於新世界發展在建議中涉及的權益及在下文一段所闡述除外人士與新世界發展的直接或間接關係，根據收購守則，除外人士被視為與新世界發展一致行動的人士，故此除外人士合法及／或實益擁有的全部4,363,522股股份(佔新世界信息科技的已發行股本約0.46%)將不會在法院會議上作投票批准計劃之用。然而，該等股份屬於計劃股份的一部份。現並無禁制規限除外人士出席批准及落實削減新世界信息科技已發行股本的股東特別大會及於會上投票。

於最後實際可行日期，新創建(新世界發展的非全資附屬公司)的全資附屬公司FCIL實益擁有3,357,600股股份，相等於新世界信息科技的已發行股本約0.35%；由鄭太全資擁有的Brighton Management實益擁有1,000,000股股份，相等於新世界信息科技的已發行股本約0.11%；新世界發展的執行董事冼為堅博士合法及／或實益擁有5,594股股份，而冼為堅博士亦被視為擁有由其配偶冼劉寶蘭女士擁有的53股股份的權益；新世界發展的執行董事梁仲豪先生實益擁有262股股份；根據收購



新世界信息科技有限公司*
New World TMT Limited
(於開曼群島註冊成立之有限公司)
(股份代號:0301)

執行董事:
鄭家純博士*(主席)*
黃志超先生*(行政總裁)*
衛鳳文博士

非執行董事:
維爾•卡馮伯格先生
符史聖先生
李湘先生
黎慶超先生
楊昆華先生*(維爾•卡馮伯格先生的替任董事)*

獨立非執行董事:
林文傑博士
石禮謙先生
江智蛟先生

註冊辦事處:
P.O. Box 309
Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點:
香港
皇后大道中18號
新世界大廈第1期
20樓2008室

敬啟者:

新世界發展有限公司根據公司法第86條
提出以協議安排的方式
建議私有化新世界信息科技有限公司

緒言

新世界發展及新世界信息科技於二零零五年十一月二日聯合公佈,新世界發展於二零零五年十一月一日要求董事會向計劃股東提呈有關根據公司法第86條透過協議安排將新世界信息科技私有化的建議,當中涉及註銷及銷毀所有計劃股份,代價為每股計劃股份註銷價現金0.75港元。

* *僅供識別*

於上述期限前有足夠時間填妥及交回代表委任表格。倘若登記擁有人要求實益擁有人於上述遞交法院會議及股東特別大會代表委任表格的限期前的特定日期或時間發出指示或作出安排，則實益擁有人須遵守登記擁有人的要求。

股份寄存於由香港中央結算有限公司運作的中央結算交收系統(「中央結算系統」)，並以香港中央結算(代理人)有限公司名義登記的任何實益擁有人如欲就協議安排投票，必須聯絡彼等為中央結算系統參與者或彼等已將上述股份寄存於中央結算系統參與者的經紀、保管人、代理人或其他相關人士(「其他中央結算系統參與者」)，以將有關投票指示轉達予上述人士，惟該實益擁有人屬獲准以投資者戶口持有人(「投資者戶口持有人」)參與中央結算系統的人士除外。就前段所述有關聯絡經紀、保管人、代理人或其他相關人士的時限同樣適用於實益擁有人。以香港中央結算(代理人)有限公司名義登記的股份而言，投資者戶口持有人及其他中央結算系統參與者須根據「中央結算系統一般規則」及「中央結算系統運作程序規則」進行有關協議安排的投票程序。

3. 法院會議及股東特別大會將於上述指定日期及時間在香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行。詳情請參閱本文件第139至140頁所載的法院會議通告以及第141至143頁所載的股東特別大會通告。

4. 本文件所述的時間及日期均指香港時間及日期，惟就新世界信息科技向大法院申請免除確定債權人名單而舉行的聆訊的預期日期、就批准計劃和確認削減新世界信息科技股本的呈請而舉行的聆訊的預期日期以及生效日期，均指開曼群島的有關日期。開曼群島時間較香港時間慢13個小時。

5. 新世界信息科技分別在開曼群島及香港存置的股東名冊將於該日暫停登記，以便決定符合資格享有計劃所涉及權利的計劃股東。

6. 當大法院批准計劃(不論有否修訂)，且在大法院有關命令副本已送呈開曼群島公司註冊處處長登記後，計劃即告生效。預期有關登記將於二零零六年二月二十日星期一(開曼群島時間)上午進行(即香港時間二零零六年二月二十日星期一晚上)。然而，倘截至二零零六年二月二十日星期一(即大法院擬就批准計劃和確認削減新世界信息科技股本的呈請而舉行聆訊的日期)仍未達成或獲豁免(如適用)所有條件，則該日期後各事項的時間表將有所更改。獨立股東應注意本文件第63至65頁說明備忘錄所載「建議的條件」一節。倘計劃生效，則預期將於二零零六年二月二十一日星期二上午九時三十分撤銷股份在聯交所上市。

為符合計劃的權利而遞交股份
轉讓文件的截止時間............. 二零零六年二月十七日星期五下午四時正

截止過戶日*(附註5)* .... 二零零六年二月二十日星期一

記錄時間........................ 二零零六年二月二十日星期一下午五時正

大法院就批准計劃及確認削減
新世界信息科技的股本的呈請
而舉行的聆訊*(附註4)*..................... 二零零六年二月二十日星期一

生效日期*(附註4及6)* .... 二零零六年二月二十日星期一

在英文虎報及香港經濟日報刊登生效
日期及撤銷股份在聯交所
上市的公佈............................ 二零零六年二月二十一日星期二

撤銷股份在聯交所上市
(附註6) .... 二零零六年二月二十一日星期二上午九時三十分

根據計劃付款的支票寄發日期............. 二零零六年三月二日星期四或之前

股東應注意，上述時間表或會更改。倘有任何更改，將會另行發出公佈。

附註：

1. 新世界信息科技在開曼群島及香港分別存置的股東名冊將於該期間內暫停登記，以便決定可出席法院會議及投票的獨立股東的權利以及可出席股東特別大會及投票的股東的權利。該截止過戶期間並非用以決定享有計劃的權利。

2. 代表委任表格須盡快交回新世界信息科技的香港主要營業地點，地址為香港皇后大道中18號新世界大廈第1期20樓2008室，而無論如何須於上述指定日期及時間前交回。如粉紅色的法院會議代表委任表格並無按上文所述交回，則可在法院會議上親手交予法院會議主席。白色的股東特別大會代表委任表格須於上述日期及時間前交回，方為有效。填妥及交回法院會議代表委任表格後，獨立股東仍可親身出席該會議及投票。填妥及交回股東特別大會代表委任表格後，股東仍可親身出席該會議及投票。在此情況下，交回的代表委任表格將被視為已撤銷。按信託形式以代理人、受託人、存託機構或任何其他獲授權保管人或第三方(「登記擁有人」)名義登記及持有的任何股份的實益擁有人(「實益擁有人」)應聯絡登記擁有人，就實益擁有人的股份在法院會議及／或股東特別大會的投票方式給予指示及／或作出安排。上述指示及／安排須於遞交法院會議及股東特別大會代表委任表格的限期前發出或作出，以便登記擁有人

為符合出席法院會議及股東特別
大會及在會上投票的資格而遞交
股份轉讓文件的截止時間........... 二零零六年一月九日星期一下午四時正

為決定可出席法院會議及投票的獨立股東的
權利以及可出席股東特別大會及投票的
股東的權利而暫停辦理股份過戶登記(*附註1*).. 二零零六年一月十日星期二至
二零零六年一月十三日星期五
(包括首尾兩日)

就下列會議遞交代表委任表格的截止時間(*附註2及4*):

法院會議................ 二零零六年一月十一日星期三上午十時三十分

股東特別大會.............. 二零零六年一月十一日星期三上午十一時正

股份暫停買賣................. 二零零六年一月十三日星期五上午九時三十分

法院會議(*附註3*)............. 二零零六年一月十三日星期五上午十時三十分

股東特別大會(*附註3*)........... 二零零六年一月十三日星期五上午十一時正
或於法院會議結束或休會後隨即舉行

在聯交所網站刊登該等
會議結果的公佈................. 二零零六年一月十三日星期五下午七時正

在英文虎報及香港經濟日報
刊登該等會議結果的公佈................... 二零零六年一月十六日星期一

股份恢復買賣................ 二零零六年一月十六日星期一上午九時三十分

新世界信息科技向大法院申請免除
確定債權人名單聆訊(*附註4*)................ 二零零六年一月二十日星期五

股份買賣的最後日期........................ 二零零六年二月十四日星期二

「股份」	指	新世界信息科技每股面值1.00港元的股份
「渣打」	指	渣打銀行(香港)有限公司，為新世界發展的財務顧問。渣打為證監會的註冊機構，可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管的活動，亦為根據銀行業條例持牌的銀行
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有上市規則所賦予的涵義
「收購守則」	指	香港公司收購及合併守則
「交易日」	指	聯交所進行證券買賣的營業日
「港元」及「仙」	指	港元，香港現時的法定貨幣
「%」	指	百分比

「新世界信息科技」	指	新世界信息科技有限公司，於開曼群島註冊成立的有限公司，其股份現時在聯交所主板上市，為新世界發展的間接非全資附屬公司
「新世界信息科技集團」	指	新世界信息科技及其附屬公司
「中國」	指	中華人民共和國
「建議」	指	新世界發展透過計劃將新世界信息科技私有化的建議
「記錄時間」	指	釐定計劃權利的時間，即二零零六年二月二十日星期一下午五時正(香港時間)
「名冊」	指	新世界信息科技的股東名冊
「有關當局」	指	相關的政府及／或政府組織、監管組織、法院或機構
「計劃」	指	本文件第132至138頁所載，新世界信息科技與計劃股東根據公司法第86條而訂立的協議安排，包括其任何修訂或增訂或由大法院批准或施加的任何條件，當中涉及註銷及銷毀全部計劃股份
「計劃股份」	指	於記錄時間除控股人士合法及／或實益擁有者以外的已發行股份
「計劃股東」	指	計劃股份的持有人
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份登記持有人

「獨立董事委員會」	指	成員包括新世界信息科技獨立非執行董事林文傑博士、石禮謙先生及江智蛟先生的獨立董事委員會，由董事會成立，就建議向獨立股東提供推薦建議
「獨立股東」	指	除控股人士、除外人士及任何其他與新世界發展一致行動的人士（如有）合法及／或實益擁有的股份的持有人以外的股東
「最後實際可行日期」	指	二零零五年十二月十三日，即本文件付印前確定其中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「該等會議」	指	法院會議及股東特別大會，而視乎文義，「該會議」則指上述其中一個會議
「鄭太」	指	葉美卿女士，為新世界發展董事總經理及新世界信息科技主席鄭家純博士的配偶
「新世界發展」	指	新世界發展有限公司，於香港註冊成立的有限公司，其股份現時在聯交所主板上市
「新世界發展集團」	指	新世界發展及其附屬公司
「新世界發展股份」	指	新世界發展每股面值1.00港元的股份
「新創建」	指	新創建集團有限公司，於百慕達註冊成立的有限公司，其股份現時在聯交所主板上市，為新世界發展的間接非全資附屬公司

「生效日期」	指	計劃經批准後的生效日期，預期為二零零六年二月二十日星期一(開曼群島時間)
「除外人士」	指	與新世界發展一致行動的人士，於最後實際可行日期包括FCIL、Brighton Management、冼為堅博士、冼劉寶蘭女士、梁仲豪先生及渣打，彼等合法及／或實益擁有合共4,363,522股股份，相等於新世界信息科技於最後實際可行日期的已發行股本約0.46%
「執行人員」	指	證監會企業融資部執行董事或其任何代表
「說明備忘錄」	指	遵照大法院規則提供，載於本文件第62至79頁的說明備忘錄
「股東特別大會」	指	新世界信息科技將於二零零六年一月十三日星期五上午十一時正在香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行的股東特別大會或其任何續會，會議通告載於本文件第141至143頁
「FCIL」	指	Financial Concepts Investment Limited，於英屬處女群島註冊成立的有限公司，為新創建的全資附屬公司
「大法院」	指	開曼群島大法院
「持有人」	指	股份的登記持有人，包括有權以轉傳方式登記的持有人及聯名持有人
「香港」	指	中國香港特別行政區

「Brighton Management」	指	Brighton Management Limited，於英屬處女群島註冊成立的有限公司，由鄭太全資擁有
「註銷價」	指	新世界發展以現金支付予計劃股東每股計劃股份0.75港元的註銷價
「德國商業銀行」	指	透過其香港分行行事的德國商業銀行，為銀行業條例下的持牌銀行，亦為可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動的認可財務機構，並就建議獲委任為獨立董事委員會的其中一名聯席獨立財務顧問
「公司法」	指	開曼群島法例第二十二章公司法(一九六一年第三號)(以經綜合及修訂者為準)
「條件」	指	建議的先決條件或其中任何條件，載於本文件第63至65頁說明備忘錄內「建議的條件」一節
「控股人士」	指	Mombasa Limited，於英屬處女群島註冊成立的有限公司，為新世界發展的間接全資附屬公司，於最後實際可行日期為新世界信息科技已發行股本約54.25%的合法及／或實益擁有人
「法院會議」	指	將按大法院指示召開並將於二零零六年一月十三日星期五上午十時三十分在香港灣仔港灣道1號萬麗海景酒店八樓海景廳舉行的計劃股東會議或其任何續會，會上將就計劃進行投票，會議通告載於本文件第139至140頁

在本文件內(計劃、法院會議通告及股東特別大會通告除外)，除文義另有所指外，下列詞語具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，可進行證券及期貨條例附表5所列的第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動的持牌法團，並就建議獲委任為獨立董事委員會的其中一名聯席獨立財務顧問
「一致行動」	指	具有收購守則所賦予的涵義
「AIG Fund II」	指	AIG Asian Infrastructure Fund II LP，為AIG Asian Infrastructure Management II LP所管理的百慕達基金，而AIG Asian Infrastructure Management II LP則由AIG Asian Infrastructure Management II Ltd.管理，為新世界信息科技主要股東
「公佈」	指	新世界發展及新世界信息科技於二零零五年十一月三日就建議及其他事項在英文虎報及香港經濟日報刊發日期為二零零五年十一月二日的聯合公佈
「公佈日期」	指	二零零五年十一月二日，即上述公佈日期
「聯繫人」	指	具有收購守則所賦予的涵義
「授權」	指	建議所需的一切授權、註冊、存案、裁定、同意、許可及批准
「銀行業條例」	指	香港法例第155章銀行業條例
「董事會」	指	新世界信息科技董事會

目 錄

頁次

此乃要件　請即處理

閣下對本文件任何內容**如有任何疑問**，應諮詢　閣下的持牌證券交易商或證券註冊機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**新世界信息科技有限公司**股份，應立即將本文件及隨附的代表委任表格送交買主或承讓人或經手買賣或轉讓的持牌證券交易商、證券註冊機構或其他代理，以便轉交買主或承讓人。


新世界發展有限公司
New World Development Company Limited

(於香港註冊成立之有限公司)

(股份代號：0017)

NEW WORLD TMT

新世界信息科技有限公司*

New World TMT Limited

(於開曼群島註冊成立之有限公司)

(股份代號：0301)

新世界發展有限公司
提出以協議安排的方式
根據開曼群島法例第二十二章公司法(一九六一年第三號)
(以經綜合及修訂者為準)第86條
建議私有化新世界信息科技有限公司
涉及註銷計劃股東(定義見本文件)所持有的
所有新世界信息科技有限公司
每股面值1.00港元的已發行股份

新世界發展有限公司財務顧問


Standard
Chartered

渣打銀行(香港)有限公司

新世界信息科技有限公司獨立董事委員會(定義見本文件)
的聯席獨立財務顧問


COMMERZBANK

德國商業銀行香港分行


ACCESS
CAPITAL

卓怡融資有限公司

新世界信息科技有限公司董事會函件載於本文件第10至21頁。有關建議(定義見本文件)的說明備忘錄載於本文件第62至79頁。由獨立董事委員會(定義見本文件)所發出，載有彼就建議向獨立股東(定義見本文件)提供意見的函件載於本文件第22頁。由聯席獨立財務顧問德國商業銀行香港分行及卓怡融資有限公司所發出，載有彼等就建議向獨立董事委員會提供意見的函件載於本文件第23至61頁。

股東(定義見本文件)應採取的行動載於本文件第78至79頁。

法院會議(定義見本文件)及股東特別大會(定義見本文件)均訂於二零零六年一月十三日星期五舉行，有關通告載於本文件第139至143頁。無論　閣下能否親身出席該等會議(定義見本文件)，務請獨立股東將隨附粉紅色的法院會議代表委任表格按已列印的指示填妥及簽署，並務請股東將隨附白色的股東特別大會代表委任表格按已列印的指示填妥及簽署，並盡快將有關表格交回新世界信息科技有限公司的香港主要營業地點，地址為香港中環皇后大道中18號新世界大廈第1期20樓2008室，惟無論如何不得遲於該等會議指定舉行時間48小時前交回。如粉紅色代表委任表格並無按上文所述交回，則可在法院會議上親手交予法院會議主席。

本文件由新世界信息科技有限公司與新世界發展有限公司共同刊發。

* *僅供識別*

二零零五年十二月十六日